    As filed with the Securities and Exchange Commission on December 7, 2007
                                                 REGISTRATION STATEMENT NO. 333-
                                                                       811-07463

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO.

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 37                                                             [X]

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

                   ONE CITYPLACE, HARTFORD, CONNECTICUT 06103
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                  (Name and Address of Agent Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PREMIER ADVISERS (CLASS I)
                           PREMIER ADVISERS (CLASS II)
                               PREMIER ADVISERS II
                              PREMIER ADVISERS III
                        PREMIER ADVISERS III (SERIES II)

                               PORTFOLIO ARCHITECT
                           PORTFOLIO ARCHITECT SELECT

                                 ACCESS ANNUITY
                                  ACCESS SELECT

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    Issued by

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES

    SUPPLEMENT DATED DECEMBER 7, 2007 TO THE PROSPECTUS DATED APRIL 30, 2007

This supplement updates information in, and should be read in conjunction with, the prospectus dated April 30, 2007, describing your flexible premium deferred variable annuity contract (the "Contract") that was originally issued by MetLife Life and Annuity Company of Connecticut (formerly known as The Travelers Life and Annuity Company) and funded by MetLife of CT Fund ABD II for Variable Annuities (the "Variable Account"). You can obtain a copy of the April 30, 2007 prospectus by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415.

                                     MERGER

On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC") merged with and into MetLife Insurance Company of Connecticut (the "Company"). Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Variable Account and its assets. As a result of the merger, the Company also became responsible for all of MLAC's liabilities and obligations, including those created under the Contract. The Contract has thereby become a variable contract funded by a separate account of the Company, and each Contract Owner has thereby become a contract owner of the Company. Thus, all references throughout the April 30, 2007 prospectus to "MetLife Life and Annuity Company of Connecticut" should be removed, and all references to the "Company" refer exclusively to MetLife Insurance Company of Connecticut.

The merger will not affect the provisions of, and the rights and obligations under, the Contract. The Company does not expect the merger to dilute or otherwise adversely affect the economic interests of Contract Owners, or to have any tax consequences on Contract Owners.

                              FINANCIAL INFORMATION

Financial statements reflecting the historical financial information of the Variable Account and the Company may be found in the Statement of Additional Information, a copy of which may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, or by calling 1-800-842-9325.

                                    * * * * *

The following information replaces the first three sentences of the first paragraph on page 1 of the prospectus.

     This prospectus describes a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut.

The following information replaces the heading "The Insurance Companies" and the disclosure under that heading, which appear in the section titled "Other Information."

     THE INSURANCE COMPANY

     MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

     Before December 7, 2007, the Contract was issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. The Contract was funded through MetLife of CT Fund ABD II for Variable Annuities, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including MetLife of CT Fund ABD II for Variable Annuities and its assets. Pursuant to the merger, therefore, MetLife of CT Fund ABD II for Variable Annuities became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the Contract as initially issued by MLAC and outstanding on the date of the merger. Each such Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a contract owner of the Company.

                                        SUPPLEMENT DATED OCTOBER 19, 2007 TO THE
                                                       VARIABLE ANNUITY CONTRACT
                                                       PROSPECTUSES LISTED BELOW


The following information supplements, and to the extent inconsistent therewith, replaces the information contained in the variable annuity contract prospectuses listed below. Please retain this supplement and keep it with the prospectus for future reference.

QUALIFIED CONTRACTS UNDER SECTION 403(b) OF THE INTERNAL REVENUE CODE

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

                                       ***

Supplement to the following variable annuity contract prospectuses dated April 30, 2007 (as supplemented):


Index Annuity
Marquis Portfolios
MetLife Access Annuity
MetLife Access Select Annuity
Portfolio Architect Annuity
Portfolio Architect L Variable Annuity
Portfolio Architect Select Annuity
Portfolio Architect XTRA Annuity
Premier Advisers (Class I) Annuity
Premier Advisers (Class II) Annuity
Premier Advisers AssetManager Annuity
Premier Advisers II Annuity
Premier Advisers III (Series I) Annuity
Premier Advisers L (Series I) Annuity
Premier Advisers L (Series II) Annuity
PrimElite Annuity
Scudder Advocate Advisor - ST1 Variable Annuity
Scudder Advocate Advisor Annuity
Scudder Advocate Rewards Annuity
Vintage 3 Variable Annuity
Vintage Access Annuity
Vintage Annuity
Vintage II (Series II) Variable Annuity
Vintage II Variable Annuity
Vintage L Variable Annuity
Vintage XTRA (Series II) Annuity
Vintage XTRA Annuity


                                                                    October 2007

               SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT EIGHT FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
         METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                         SUPPLEMENT DATED JUNE 29, 2007

This supplement updates the prospectuses for the variable annuity contracts listed below, and contains information that should be read and maintained for future reference.

                                     MERGER

Subject to regulatory approvals and tax rulings, the company that issued your variable annuity contract, MetLife Life and Annuity Company of Connecticut ("MLAC"), will merge with and into MetLife Insurance Company of Connecticut ("MetLife of CT") on or about December 7, 2007. (MetLife of CT is described in the prospectus for your variable annuity contract.) Upon consummation of the merger, MLAC's separate corporate existence will cease by operation of law, and MetLife of CT will assume legal ownership of all of the assets of MLAC, including those relating to the registered separate accounts (collectively, the "Separate Accounts") that currently fund the variable annuity contracts (collectively, "VA Contracts") issued by MLAC, and the assets of those Separate Accounts. As a result of the merger, MetLife of CT also will become responsible for all of MLAC's liabilities and obligations, including those created under the VA Contracts. The VA Contracts will thereby become variable contracts funded by separate accounts of MetLife of CT, and each VA Contract owner will thereby become a contract owner of MetLife of CT. The merger will not affect the provisions of, and the rights and obligations under, the VA Contracts. MetLife of CT does not expect the merger to dilute or otherwise adversely affect the economic interests of VA Contract owners, or to have any tax consequences on VA Contract owners.

                                    * * * * *

This supplement relates to the following VA Contract prospectuses dated April 30, 2007:

     - Premier Advisers II Annuity, Premier Advisers III Annuity, Premier Advisers III--Series II Annuity

     - Portfolio Architect Annuity, Portfolio Architect Select Annuity, Premier Advisers Annuity, Premier Advisers--Class II Annuity

     -    MetLife Access Annuity, MetLife Access Select Annuity

     -    Vintage Annuity

     -    Protected Equity Portfolio

     -    Index Annuity

     - Portfolio Architect XTRA Variable Annuity, Vintage XTRA, Vintage XTRA (Series II)

     - MetLife Retirement Account Annuity (with a market-value adjustment feature)

     - Premier Advisers--AssetManager Annuity, Premier Advisers L Annuity, Premier Advisers L--Series II Annuity

     -    Vintage II Variable Annuity, Vintage II (Series II) Variable Annuity

     - Vintage 3 Variable Annuity, Portfolio Architect 3 Variable Annuity, Portfolio Architect L Variable Annuity, Vintage L Variable Annuity, Pioneer Annuistar Flex Variable Annuity

     - Pioneer Annuistar Plus Annuity, Portfolio Architect Plus Annuity, Scudder Advocate Rewards Annuity

     - Pioneer Annuistar Variable Annuity, Portfolio Architect II Annuity, Pioneer Annuistar Value Annuity

     -    PrimElite Annuity

     -    PrimElite II Annuity

     -    Marquis Portfolios

     - Vintage Access Annuity, Portfolio Architect Access Annuity, Scudder Advocate Advisor Annuity, Scudder Advocate Advisor--ST1 Variable Annuity

You can obtain a copy of the prospectus for your variable annuity contract by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, Hartford, Connecticut, 06103-3415.

                           METLIFE ACCESS PROSPECTUS:
                  METLIFE OF CT FUND ABD FOR VARIABLE ANNUITIES
                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES

This prospectus describes METLIFE ACCESS ANNUITY, a flexible premium deferred variable annuity contract (the Contract) issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 30, 2007 are:





AMERICAN FUNDS INSURANCE SERIES -- CLASS 2                     MET INVESTORS SERIES TRUST
  American Funds Global Growth Fund                              Batterymarch Mid-Cap Stock Portfolio -- Class A
  American Funds Growth Fund                                     BlackRock High Yield Portfolio -- Class A
  American Funds Growth-Income Fund                              BlackRock Large-Cap Core Portfolio -- Class E
DREYFUS VARIABLE INVESTMENT FUND -- INITIAL SHARES               Harris Oakmark International Portfolio -- Class A
  Dreyfus Variable Investment Fund Appreciation Portfolio        Janus Forty Portfolio -- Class A
  Dreyfus Variable Investment Fund Developing Leaders            Legg Mason Partners Managed Assets Portfolio -- Class A
     Portfolio                                                   Lord Abbett Bond Debenture Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2       Lord Abbett Growth and Income Portfolio -- Class B
  VIP Contrafund(R) Portfolio                                    Lord Abbett Mid-Cap Value Portfolio -- Class B
  VIP Dynamic Capital Appreciation Portfolio                     Met/AIM Capital Appreciation Portfolio -- Class A
  VIP Mid Cap Portfolio                                          MFS(R) Value Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS                   Neuberger Berman Real Estate Portfolio -- Class A
  TRUST -- CLASS 2                                               PIMCO Inflation Protected Bond Portfolio -- Class A
  Templeton Developing Markets Securities Fund                   Pioneer Fund Portfolio -- Class A
  Templeton Foreign Securities Fund                              Pioneer Strategic Income Portfolio -- Class A
JANUS ASPEN SERIES -- SERVICE SHARES                             Third Avenue Small Cap Value Portfolio -- Class B
  Global Technology Portfolio                                  METROPOLITAN SERIES FUND, INC.
LEGG MASON PARTNERS VARIABLE EQUITY TRUST                        BlackRock Aggressive Growth Portfolio -- Class D
  Legg Mason Partners Variable Aggressive Growth                 BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class I                                        BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Appreciation                      FI Large Cap Portfolio -- Class A
     Portfolio -- Class I                                        FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Equity Index                      MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class II                                       Oppenheimer Global Equity Portfolio -- Class B
  Legg Mason Partners Variable Fundamental Value                 T. Rowe Price Large Cap Growth Portfolio -- Class B
     Portfolio -- Class I                                        Western Asset Management U.S. Government
  Legg Mason Partners Variable Investors Portfolio -- Class         Portfolio -- Class A
     I                                                         PIMCO VARIABLE INSURANCE TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Large Cap Growth                  Total Return Portfolio
     Portfolio -- Class I                                      VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Legg Mason Partners Variable Small Cap Growth                  Comstock Portfolio
     Portfolio -- Class I
  Legg Mason Partners Variable Social Awareness Portfolio
LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Adjustable Rate Income
     Portfolio




-------

      Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C Additional Information Regarding the Underlying Funds."

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      4
Fee Table...............................      7
Condensed Financial Information.........     11
The Annuity Contract....................     11
  Contract Owner Inquiries..............     11
  Purchase Payments.....................     12
  Accumulation Units....................     12
  The Variable Funding Options..........     12
Fixed Account...........................     18
Charges and Deductions..................     18
  General...............................     18
  Administrative Charges................     19
  Mortality and Expense Risk Charge.....     19
  Variable Funding Option Expenses......     19
  Premium Tax...........................     19
  Changes in Taxes Based Upon Premium or
     Value..............................     20
Transfers...............................     20
  Market Timing/Excessive Trading.......     20
  Dollar Cost Averaging.................     22
Access to Your Money....................     23
  Systematic Withdrawals................     23
  Loans.................................     23
Ownership Provisions....................     24
  Types of Ownership....................     24
     Contract Owner.....................     24
     Beneficiary........................     24
     Annuitant..........................     24
Death Benefit...........................     25
  Death Proceeds before the Maturity
     Date...............................     25
  Payment of Proceeds...................     25
  Beneficiary Contract Continuance......     27
  Planned Death Benefit.................     27
  Death Proceeds after the Maturity
     Date...............................     28
The Annuity Period......................     28
  Maturity Date.........................     28
  Allocation of Annuity.................     28
  Variable Annuity......................     28
  Fixed Annuity.........................     29
Payment Options.........................     29
  Election of Options...................     29
  Annuity Options.......................     29
  Variable Liquidity Benefit............     30
Miscellaneous Contract Provisions.......     30
  Right to Return.......................     30
  Termination...........................     30
  Required Reports......................     31
  Suspension of Payments................     31
The Separate Accounts...................     31
  Performance Information...............     32
Federal Tax Considerations..............     32
  General Taxation of Annuities.........     32
  Types of Contracts: Qualified and Non-
     qualified..........................     33
  Qualified Annuity Contracts...........     33
     Taxation of Qualified Annuity
       Contracts........................     33
     Mandatory Distributions for
       Qualified Plans..................     33
  Individual Retirement Annuities.......     34
  Roth IRAs.............................     34
  TSAs (ERISA and non-ERISA)............     35
  Non-qualified Annuity Contracts.......     37
  Diversification Requirements for
     Variable Annuities.................     38
  Ownership of the Investments..........     38
  Taxation of Death Benefit Proceeds....     38
  Other Tax Considerations..............     38
     Treatment of Charges for Optional
       Benefits.........................     38
     Puerto Rico Tax Considerations.....     39
     Non-Resident Aliens................     39
  Tax Credits and Deductions............     39
Other Information.......................     39
  The Insurance Companies...............     39
  Financial Statements..................     39
  Distribution of Variable Annuity
     Contracts..........................     40
  Conformity with State and Federal
     Laws...............................     41
  Voting Rights.........................     41
  Restrictions on Financial
     Transactions.......................     41
  Legal Proceedings.....................     41
Appendix A: Condensed Financial
  Information for MetLife of CT Fund ABD
  for Variable Annuities................    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Fund ABD
  II for Variable Annuities.............    B-1
Appendix C: Additional Information
  Regarding Underlying Funds............    C-1
Appendix D: The Fixed Account...........    D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY:

                             METLIFE ACCESS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Fund ABD for Variable Annuities ("Fund ABD"); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Fund ABD II for Variable Annuities ("Fund ABD II"). When we refer to the Separate Account, we are referring to either Fund ABD or Fund ABD II, depending upon your issuing Company.

The Contract is no longer available for sale.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $20,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within twenty days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. We also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25%. For Contracts with a value of less than $40,000, we also deduct an annual Contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

- SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - BENEFICIARY CONTRACT CONTINUANCE . If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid in a lump sum to the beneficiary.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGE



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(1)


ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)



Mortality & Expense Risk Charge.............................................    1.25%(2)
Administrative Expense Charge...............................................    0.15%
  Total Annual Separate Account Charges.....................................    1.40%


---------
(1) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(2)   We are waiving the following amounts of the Mortality & Expense Risk
      Charge: 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio. We are also waiving an amount equal to the Underlying Fund expenses that are in excess of the indicated percentages for the Subaccounts investing in each of the following
      Portfolios: 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio -- Class A; 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio -- Class A; 0.87% for the Subaccount investing in the Lord Abbett Growth and Income
      Portfolio -- Class B; 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio -- Class B; 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio -- Class A; 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio -- Class B; and 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service fees (12b-1), and
  other expenses)                                                         0.38%      1.72%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                 DISTRIBUTION                TOTAL     CONTRACTUAL FEE
                                                    AND/OR                   ANNUAL         WAIVER       NET TOTAL ANNUAL
                                    MANAGEMENT      SERVICE       OTHER    OPERATING    AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                        FEE      (12B-1) FEES   EXPENSES    EXPENSES    REIMBURSEMENT        EXPENSES*
----------------                    ----------   ------------   --------   ---------   ---------------   ----------------


AMERICAN FUNDS INSURANCE
  SERIES -- CLASS 2
  American Funds Global Growth
     Fund.........................  0.55%        0.25%          0.03%      0.83%       --                0.83%
  American Funds Growth Fund......  0.32%        0.25%          0.02%      0.59%       --                0.59%
  American Funds Growth-Income
     Fund.........................  0.27%        0.25%          0.01%      0.53%       --                0.53%

                                                 DISTRIBUTION                TOTAL     CONTRACTUAL FEE
                                                    AND/OR                   ANNUAL         WAIVER       NET TOTAL ANNUAL
                                    MANAGEMENT      SERVICE       OTHER    OPERATING    AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                        FEE      (12B-1) FEES   EXPENSES    EXPENSES    REIMBURSEMENT        EXPENSES*
----------------                    ----------   ------------   --------   ---------   ---------------   ----------------

DREYFUS VARIABLE INVESTMENT
  FUND -- INITIAL SHARES
  Dreyfus Variable Investment Fund
     Appreciation Portfolio.......  0.75%        --             0.07%      0.82%       --                0.82%
  Dreyfus Variable Investment Fund
     Developing Leaders
     Portfolio....................  0.75%        --             0.09%      0.84%       --                0.84%(2)
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio.....  0.57%        0.25%          0.09%      0.91%       --                0.91%
  VIP Dynamic Capital Appreciation
     Portfolio....................  0.56%        0.25%          0.24%      1.05%       --                1.05%
  VIP Mid Cap Portfolio...........  0.57%        0.25%          0.11%      0.93%       --                0.93%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Developing Markets
     Securities Fund..............  1.23%        0.25%          0.24%      1.72%       --                1.72%
  Templeton Foreign Securities
     Fund.........................  0.63%        0.25%          0.18%      1.06%       0.03%             1.03%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+...................  0.64%        0.25%          0.46%      1.35%       --                1.35%
  Global Technology Portfolio.....  0.64%        0.25%          0.21%      1.10%       --                1.10%(2)
  Worldwide Growth Portfolio+.....  0.60%        0.25%          0.05%      0.90%       --                0.90%(3)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++.......  0.75%        --             0.02%      0.77%       --                0.77%
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I.........  0.70%        --             0.02%      0.72%       --                0.72%(4)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II........  0.31%        0.25%          0.03%      0.59%       --                0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I.........  0.75%        --             0.02%      0.77%       --                0.77%
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I............................  0.65%        --             0.07%      0.72%       --                0.72%
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++.......  0.75%        --             0.04%      0.79%       --                0.79%
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I.........  0.75%        --             0.21%      0.96%       --                0.96%
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++..................  0.66%        --             0.12%      0.78%       --                0.78%
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++..................  0.55%        0.25%          0.22%      1.02%       --                1.02%
MET INVESTORS SERIES TRUST(5)
  Batterymarch Mid-Cap Stock
     Portfolio -- Class A.........  0.70%        --             0.11%      0.81%       --                0.81%(6)
  BlackRock High Yield
     Portfolio -- Class A.........  0.60%        --             0.32%      0.92%       --                0.92%(6,7)
  BlackRock Large-Cap Core
     Portfolio -- Class E.........  0.63%        0.15%          0.22%      1.00%       --                1.00%(6,7,8)
  Harris Oakmark International
     Portfolio -- Class A.........  0.78%        --             0.13%      0.91%       --                0.91%
  Janus Forty Portfolio -- Class
     A............................  0.65%        --             0.06%      0.71%       --                0.71%(6)
  Legg Mason Partners Managed
     Assets Portfolio -- Class A..  0.50%        --             0.11%      0.61%       --                0.61%(6)
  Lord Abbett Bond Debenture
     Portfolio -- Class A.........  0.50%        --             0.04%      0.54%       --                0.54%

                                                 DISTRIBUTION                TOTAL     CONTRACTUAL FEE
                                                    AND/OR                   ANNUAL         WAIVER       NET TOTAL ANNUAL
                                    MANAGEMENT      SERVICE       OTHER    OPERATING    AND/OR EXPENSE       OPERATING
UNDERLYING FUND:                        FEE      (12B-1) FEES   EXPENSES    EXPENSES    REIMBURSEMENT        EXPENSES*
----------------                    ----------   ------------   --------   ---------   ---------------   ----------------

  Lord Abbett Growth and Income
     Portfolio -- Class B.........  0.50%        0.25%          0.03%      0.78%       --                0.78%
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B.........  0.68%        0.25%          0.07%      1.00%       --                1.00%
  Met/AIM Capital Appreciation
     Portfolio -- Class A.........  0.77%        --             0.09%      0.86%       --                0.86%(6,7,9)
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+........  1.04%        --             0.29%      1.33%       0.03%             1.30%(10)
  MFS(R) Research International
     Portfolio -- Class B+........  0.72%        0.25%          0.14%      1.11%       --                1.11%
  MFS(R) Value Portfolio -- Class
     A............................  0.73%        --             0.23%      0.96%       --                0.96%(6,7)
  Neuberger Berman Real Estate
     Portfolio -- Class A.........  0.64%        --             0.04%      0.68%       --                0.68%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A.........  0.50%        --             0.05%      0.55%       --                0.55%
  Pioneer Fund Portfolio -- Class
     A............................  0.75%        --             0.30%      1.05%       0.05%             1.00%(6,11)
  Pioneer Strategic Income
     Portfolio -- Class A.........  0.70%        --             0.12%      0.82%       --                0.82%(6,7,9)
  Third Avenue Small Cap Value
     Portfolio -- Class B.........  0.74%        0.25%          0.04%      1.03%       --                1.03%
METROPOLITAN SERIES FUND, INC.(12)
  BlackRock Aggressive Growth
     Portfolio -- Class D.........  0.72%        0.10%          0.06%      0.88%       --                0.88%
  BlackRock Bond Income
     Portfolio -- Class A.........  0.39%        --             0.07%      0.46%       0.01%             0.45%(13)
  BlackRock Money Market
     Portfolio -- Class A.........  0.34%        --             0.04%      0.38%       0.01%             0.37%(14)
  Capital Guardian U.S. Equity
     Portfolio -- Class A+........  0.66%        --             0.06%      0.72%       --                0.72%
  FI Large Cap Portfolio -- Class
     A............................  0.78%        --             0.06%      0.84%       --                0.84%(15)
  FI Value Leaders
     Portfolio -- Class D.........  0.64%        0.10%          0.07%      0.81%       --                0.81%
  MFS(R) Total Return
     Portfolio -- Class F.........  0.53%        0.20%          0.05%      0.78%       --                0.78%(15)
  Oppenheimer Global Equity
     Portfolio -- Class B.........  0.53%        0.25%          0.09%      0.87%       --                0.87%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B.........  0.60%        0.25%          0.08%      0.93%       --                0.93%
  Western Asset Management U.S.
     Government Portfolio -- Class
     A............................  0.50%        --             0.07%      0.57%       --                0.57%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio..........  0.25%        --             0.40%      0.65%       --                0.65%
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Discovery Growth
     Fund+........................  0.70%        0.25%          0.55%      1.50%       --                1.50%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio..............  0.56%        0.25%          0.03%      0.84%       --                0.84%
  Enterprise Portfolio+...........  0.50%        0.25%          0.18%      0.93%       --                0.93%


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on contract issue date.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.
(1) Other Expenses include 0.03% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(2) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

(3) The Portfolio pays an investment advisory fee rate that may adjust up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is shown in the table above. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the management fee rate shown in the table by a variable of up to 0.15%, assuming constant assets. The management fee rate could be even higher or lower than this range, however, depending on asset fluctuations during the measuring period. Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital. It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of management fees waived by Janus Capital.
(4) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(5) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(6) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(7) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(8) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(9) The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(10) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.30%, excluding 12b-1 fees. The fees and expenses shown in the table are annualized, based on the Portfolio's May 1, 2006 start date.
(11) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.00%, excluding 12b-1 fees.
(12) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(14) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(15) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

EXAMPLES

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value and are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE


                                               IF CONTRACT IS SURRENDERED AT THE         IF CONTRACT IS NOT SURRENDERED OR
                                                     END OF PERIOD SHOWN:             ANNUITIZED AT THE END OF PERIOD SHOWN:
                                          ------------------------------------------  --------------------------------------
FUNDING OPTION                               1 YEAR      3 YEARS   5 YEARS  10 YEARS   1 YEAR    3 YEARS   5 YEARS  10 YEARS
--------------                            ------------  --------  --------  --------  --------  --------  --------  --------



Underlying Fund with Minimum Total
Annual Operating Expenses...............      $185        $571       $982    $2,127     $185      $571       $982    $2,127
Underlying Fund with Maximum Total
Annual Operating Expenses...............      $319        $972     $1,649    $3,446     $319      $972     $1,649    $3,446

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

MetLife Access Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $20,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. We may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or sub-adviser is one of our affiliates or whether the Underlying Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. ("MetLife") and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which we can remove an Underlying Fund, which, in some cases, may differ from our selection criteria. In addition, during the term of the agreement, subject to our fiduciary and other legal duties, we are generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser of an Underlying Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for any corporate purpose, including payment of expenses that the Company and/or its affiliates incur in promoting, marketing, and administering the Contracts and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or sub-adviser of an Underlying Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. We will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for information on the management fees paid by the advisers to the sub-advisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Underlying Funds and are paid to us or our distributor, MetLife Investors Distribution Company. These payments decrease the Funds' investment return.

The agreement described above between MetLife and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or sub-advised by Legg Mason affiliates.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment adviser and fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE
  SERIES -- CLASS 2
  American Funds Global Growth     Seeks capital appreciation         Capital Research and Management
     Fund                          through stocks.                    Company
  American Funds Growth Fund       Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
  American Funds Growth-Income     Seeks both capital appreciation    Capital Research and Management
     Fund                          and income.                        Company
DREYFUS VARIABLE INVESTMENT
  FUND -- INITIAL SHARES
  Dreyfus Variable Investment      Seeks long-term capital growth     The Dreyfus Corporation
     Fund Appreciation Portfolio   consistent with the preservation   Subadviser: Fayez Sarofim & Co.
                                   of capital.  Its secondary goal
                                   is current income.
  Dreyfus Variable Investment      Seeks capital growth.              The Dreyfus Corporation
     Fund Developing Leaders
     Portfolio
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio      Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
  VIP Dynamic Capital              Seeks capital appreciation.        Fidelity Management & Research
     Appreciation Portfolio                                           Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  VIP Mid Cap Portfolio            Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Developing Markets     Seeks long-term capital            Templeton Asset Management Ltd.
     Securities Fund               appreciation.
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund                                                             Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences Portfolio+  Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
  Global Technology Portfolio      Seeks long-term capital growth.    Janus Capital Management LLC
  Worldwide Growth Portfolio+      Seeks long-term growth of capital  Janus Capital Management LLC in a manner consistent with the
                                   preservation of capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth                                                LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital. Current income is a       LLC
     I                             secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term capital            Legg Mason Partners Fund Advisor,
     Social Awareness Portfolio    appreciation and retention of net  LLC
                                   investment income.                 Subadviser: Legg Mason Investment
                                                                      Counsel, LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks to provide high current      Legg Mason Partners Fund Advisor,
     Adjustable Rate Income        income and to limit the degree of  LLC
     Portfolio                     fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock       Seeks growth of capital.           Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: Batterymarch
                                                                      Financial Management, Inc.
  BlackRock High Yield             Seeks to maximize total return,    Met Investors Advisory LLC
     Portfolio -- Class A          consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory LLC
     Portfolio  -- Class E                                            Subadviser: BlackRock Advisors,
                                                                      LLC
  Harris Oakmark International     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class A          appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
  Janus Forty Portfolio -- Class   Seeks capital appreciation.        Met Investors Advisory LLC
     A                                                                Subadviser: Janus Capital
                                                                      Management LLC
  Legg Mason Partners Managed      Seeks high total return.           Met Investors Advisory LLC
     Assets Portfolio -- Class A                                      Subadviser: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC;
                                                                      Legg Mason Global Asset
                                                                      Allocation, LLC
  Lord Abbett Bond Debenture       Seeks to provide high current      Met Investors Advisory LLC
     Portfolio -- Class A          income and the opportunity for     Subadviser: Lord, Abbett & Co.
                                   capital appreciation to produce a
                                   high total return.
  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory LLC
     Portfolio -- Class B          and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuations in the market value.
  Lord Abbett Mid-Cap Value        Seeks capital appreciation         Met Investors Advisory LLC
     Portfolio -- Class B          through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are
                                   believed to be undervalued in the
                                   marketplace.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: A I M Capital
                                                                      Management, Inc.
  MFS(R) Emerging Markets Equity   Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A+                                            Subadviser: Massachusetts
                                                                      Financial Services Company
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class B+                                            Subadviser: Massachusetts
                                                                      Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     Met Investors Advisory LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Neuberger Berman Real Estate     Seeks to provide total return      Met Investors Advisory LLC
     Portfolio -- Class A          through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management Inc.
                                   capital appreciation and current
                                   income.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory LLC
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        Met Investors Advisory LLC
     A                             capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class A          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class A          income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A+         capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class B                                             Subadviser: OppenheimerFunds,
                                                                      Inc.
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B          and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
  Western Asset Management U.S.    Seeks to maximize total return     MetLife Advisers, LLC
     Government                    consistent with preservation of    Subadviser: Western Asset
     Portfolio -- Class A          capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio           Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Discovery Growth       Seeks long-term growth of          Putnam Investment Management, LLC
     Fund+                         capital.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio               Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
  Enterprise Portfolio+            Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the portfolio's
                                   investment adviser to have above-
                                   average potential for capital
                                   appreciation.


-------

+ Not available under all Contracts. Availability depends on Contract issue date.

  Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C: Additional Information Regarding the Underlying Funds."

                                   FIXED ACCOUNT

  ------------------------------------------------------------------------------

  We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                              CHARGES AND DEDUCTIONS

  ------------------------------------------------------------------------------

  GENERAL

  We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. This charge equals 1.25% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., the American Funds Global Growth Fund, the Dreyfus Variable Investment Fund Developing Leaders Portfolio, the Templeton Developing Markets Securities Fund, the Templeton Foreign Securities Fund, the Janus Aspen Global Technology Portfolio, the Legg Mason Partners Variable Small Cap Growth Portfolio, the BlackRock High Yield Portfolio, the Harris Oakmark International Portfolio, the Lord Abbett Bond Debenture Portfolio, the MFS Emerging Markets Equity Portfolio, the MFS Research International Portfolio, the Pioneer Strategic Income Portfolio, the Third Avenue Small Cap Value Portfolio, and the Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

American Funds Monitoring Policy. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may by imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA program funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any outstanding loans and any premium tax not previously deducted. Unless you submit a Written Request specifying the Fixed Account and/or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your Contract. Loans may only be taken against funds allocated or transferred to the Fixed Account. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of beneficiary contract continuance. ("Death Report Date").

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEATH OF ANY OWNER OR THE ANNUITANT BEFORE AGE 75. We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, each reduced by any applicable premium tax, prior withdrawals or outstanding loans not previously deducted:

     (1)  your Contract Value on the Death Report Date;

     (2)  the total Purchase Payments made under your Contract; or

     (3) the Contract Value on the latest fifth Contract Year anniversary immediately preceding the Death Report Date.

DEATH OF ANY OWNER OR THE ANNUITANT ON OR AFTER AGE 75. We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, each reduced by any applicable premium tax, prior withdrawals or outstanding loans:

     (1)  your Contract Value on the Death Report Date;

     (2)  the total Purchase Payments made under your Contract; or

     (3) the Contract Value on the latest fifth Contract Year anniversary occurring on or before the Annuitant's 75th birthday.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   Unless the beneficiary         Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          elects to continue the
OWNER)                        Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   Unless the beneficiary         Yes
(WITH NO JOINT OWNER)         none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
JOINT OWNER (WHO IS NOT THE   The surviving joint owner.     Unless the surviving joint     Yes
ANNUITANT)                                                   owner elects to continue the
                                                             Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------

                                                                     DISTRIBUTION
                                                                        AND/OR
                                       MANAGEMENT                       SERVICE                    OTHER
UNDERLYING FUND:                           FEE                       (12B-1) FEES                EXPENSES
----------------              ----------------------------   ----------------------------   ------------------
            TOTAL                    CONTRACTUAL FEE
           ANNUAL                        WAIVER                    NET TOTAL ANNUAL
          OPERATING                  AND/OR EXPENSE                    OPERATING
          EXPENSES                    REIMBURSEMENT                    EXPENSES*
----------------------------  ----------------------------   ----------------------------

JOINT OWNER (WHO IS THE       The beneficiary (ies), or if   Unless the                     Yes
ANNUITANT)                    none, to the surviving joint   beneficiary/surviving joint
                              owner.                         owner elects to continue the
                                                             Contract rather than receive
                                                             the lump sum distribution.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   Unless the beneficiary         Yes
CONTRACT OWNER)               none, to the Contract Owner.   elects to continue the
                              If the Contract Owner is not   Contract rather than receive
                              living, then to the            the lump sum distribution.
                              surviving joint owner. If
                              none, then to the Contract
                              Owner's estate.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner                                            Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   Unless the beneficiary         Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5 year payout option is not available.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. All other fees and charges applicable to the original Contract will also apply to the continued Contract. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.


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

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 70th birthday for Qualified Contracts and, for Non-qualified Contracts, the Annuitant's 75th birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 85th birthday for Non-qualified Contracts or, for Qualified Contracts, to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.


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

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within twenty days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: MetLife of CT Fund ABD for Variable Annuities ("Fund ABD") and MetLife of CT Fund ABD II for Variable Annuities ("Fund ABD II"), respectively. References to "Separate Account" refer either to Fund ABD or Fund ABD II, depending on the issuer of your Contract. Both Fund ABD and Fund ABD II were established on October 17, 1995 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Fund ABD and Fund ABD II for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%).

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor) . If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB, if available in your contract) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401 OR 403(b), INCLUDING IRA
OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008 and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+ catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amount attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 591/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to- trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

The tax law treats all non-qualified deferred annuities issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Contract to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution

Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                  METLIFE OF CT FUND ABD FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The following table provides the AUV information for the maximum Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.081          3,620,006

  AIM V.I. Premier Equity Subaccount (Series I)
  (9/00)...........................................  2006        0.696            0.731                 --
                                                     2005        0.668            0.696          5,434,277
                                                     2004        0.640            0.668          6,216,851
                                                     2003        0.519            0.640          6,961,089
                                                     2002        0.755            0.519          7,491,542
                                                     2001        0.875            0.755          7,280,717
                                                     2000        1.000            0.875          1,020,328

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/00).................................  2006        0.642            0.629                 --
                                                     2005        0.567            0.642         12,264,209
                                                     2004        0.531            0.567         14,267,431
                                                     2003        0.436            0.531         15,968,585
                                                     2002        0.640            0.436         18,860,012
                                                     2001        0.786            0.640         21,249,041
                                                     2000        1.000            0.786          8,906,509

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/03)...........................................  2006        1.631            1.937            281,638
                                                     2005        1.450            1.631             67,409
                                                     2004        1.296            1.450             10,485
                                                     2003        1.000            1.296             15,821

  American Funds Growth Subaccount (Class 2)
  (5/03)...........................................  2006        1.587            1.724            626,417
                                                     2005        1.385            1.587            423,497
                                                     2004        1.248            1.385             27,837
                                                     2003        1.000            1.248             78,806

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  American Funds Growth-Income Subaccount (Class 2)
  (5/03)...........................................  2006        1.423            1.617            958,152
                                                     2005        1.364            1.423            916,975
                                                     2004        1.253            1.364            759,848
                                                     2003        1.000            1.253            323,713

Capital Appreciation Fund
  Capital Appreciation Fund (4/97).................  2006        2.174            2.153                 --
                                                     2005        1.865            2.174         20,519,771
                                                     2004        1.583            1.865         23,444,034
                                                     2003        1.285            1.583         26,729,382
                                                     2002        1.739            1.285         30,628,302
                                                     2001        2.387            1.739         37,797,218
                                                     2000        3.098            2.387         37,804,248
                                                     1999        2.046            3.098         25,971,911
                                                     1998        1.283            2.046         10,561,314
                                                     1997        1.032            1.283            870,525

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/98)...........................................  2006        1.507            1.970          2,486,413
                                                     2005        1.195            1.507          2,014,405
                                                     2004        0.970            1.195          1,952,627
                                                     2003        0.688            0.970          2,025,657
                                                     2002        0.789            0.688          2,659,824
                                                     2001        0.886            0.789          2,463,748
                                                     2000        1.313            0.886          2,477,705
                                                     1999        0.734            1.313            892,012
                                                     1998        1.000            0.734            223,688

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/98)...........................................  2006        2.244            2.934                 --
                                                     2005        2.123            2.244          4,181,107
                                                     2004        1.639            2.123          4,852,394
                                                     2003        1.240            1.639          4,631,163
                                                     2002        1.203            1.240          4,187,869
                                                     2001        1.121            1.203          1,959,474
                                                     2000        0.866            1.121            732,010
                                                     1999        0.901            0.866            357,910
                                                     1998        1.000            0.901             96,983

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/98)...................................  2006        1.121            1.287          6,574,218
                                                     2005        1.089            1.121          7,798,581
                                                     2004        1.051            1.089          9,090,416
                                                     2003        0.880            1.051         10,276,258
                                                     2002        1.071            0.880         10,947,330
                                                     2001        1.198            1.071         11,107,345
                                                     2000        1.223            1.198         10,147,802
                                                     1999        1.112            1.223          7,840,789
                                                     1998        1.000            1.112          2,937,245

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (5/98)..........................  2006        1.298            1.328          9,802,317
                                                     2005        1.244            1.298         11,125,651
                                                     2004        1.133            1.244         12,500,426
                                                     2003        0.872            1.133         13,746,841
                                                     2002        1.094            0.872         13,477,877
                                                     2001        1.182            1.094         11,594,005
                                                     2000        1.058            1.182          6,798,006
                                                     1999        0.871            1.058          3,387,052
                                                     1998        1.000            0.871          1,435,805

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.315            1.431                 --
                                                     2005        1.210            1.315             55,019
                                                     2004        1.074            1.210              1,000
                                                     2003        1.000            1.074              1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)..............................  2006        1.312            1.463                 --
                                                     2005        1.208            1.312              8,120
                                                     2004        1.068            1.208              1,000
                                                     2003        1.000            1.068              1,000

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                 --
                                                     2005        1.158            1.262            428,090
                                                     2004        1.043            1.158            372,994
                                                     2003        0.845            1.043            322,440
                                                     2002        1.000            0.845            177,623

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.826            209,934
                                                     2005        1.781            2.238            444,083
                                                     2004        1.448            1.781             52,098
                                                     2003        1.000            1.448              1,000

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04).................................  2006        1.251            1.499            207,032
                                                     2005        1.152            1.251            239,442
                                                     2004        1.000            1.152             22,145

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.267            1.522                 --
                                                     2005        1.180            1.267            566,278
                                                     2004        1.032            1.180            345,139
                                                     2003        0.792            1.032            217,709
                                                     2002        1.000            0.792            191,381

High Yield Bond Trust
  High Yield Bond Trust (5/04).....................  2006        1.069            1.094                 --
                                                     2005        1.070            1.069             85,854
                                                     2004        1.000            1.070              1,000

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00)...........................................  2006        1.066            1.102                 --
                                                     2005        1.004            1.066         10,647,659
                                                     2004        0.941            1.004         12,240,173
                                                     2003        0.839            0.941         14,072,516
                                                     2002        0.911            0.839         14,830,766
                                                     2001        0.972            0.911         13,475,207
                                                     2000        1.000            0.972          4,934,773

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)..........................  2006        1.004            1.053          2,705,676
                                                     2005        0.907            1.004          3,155,118
                                                     2004        0.805            0.907          3,476,009
                                                     2003        0.647            0.805          3,630,574
                                                     2002        0.931            0.647          3,729,488
                                                     2001        1.135            0.931          4,102,883
                                                     2000        1.000            1.135          1,951,454

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00)...................................  2006        0.381            0.405          7,215,772
                                                     2005        0.346            0.381          7,921,106
                                                     2004        0.349            0.346         10,149,731
                                                     2003        0.242            0.349         10,039,692
                                                     2002        0.415            0.242         11,940,339
                                                     2001        0.672            0.415         10,706,223
                                                     2000        1.000            0.672          5,661,986

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.584            0.679          9,300,854
                                                     2005        0.561            0.584         10,682,752
                                                     2004        0.544            0.561         12,214,595
                                                     2003        0.446            0.544         13,388,686
                                                     2002        0.609            0.446         15,628,276
                                                     2001        0.798            0.609         16,824,804
                                                     2000        1.000            0.798          7,908,763

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)....  2006        1.552            1.745                 --
                                                     2005        1.513            1.552             67,107
                                                     2004        1.336            1.513             34,334
                                                     2003        1.000            1.336              3,786

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/98)......  2006        1.698            1.977          9,460,702
                                                     2005        1.655            1.698         10,354,574
                                                     2004        1.549            1.655         11,436,639
                                                     2003        1.130            1.549         11,935,706
                                                     2002        1.529            1.130         11,108,929
                                                     2001        1.522            1.529          5,065,288
                                                     2000        1.305            1.522            907,328
                                                     1999        1.084            1.305            216,465
                                                     1998        1.000            1.084             55,964

  LMPVPI Investors Subaccount (Class I) (6/98).....  2006        1.377            1.606         13,024,732
                                                     2005        1.311            1.377         15,084,411
                                                     2004        1.204            1.311         17,246,134
                                                     2003        0.923            1.204         18,513,035
                                                     2002        1.216            0.923         19,285,142
                                                     2001        1.287            1.216         15,853,833
                                                     2000        1.132            1.287          7,090,936
                                                     1999        1.029            1.132          3,905,967
                                                     1998        1.000            1.029          1,764,644

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02)...........................................  2006        1.173            1.206            136,845
                                                     2005        1.130            1.173            142,168
                                                     2004        1.140            1.130            175,994
                                                     2003        0.800            1.140            109,369
                                                     2002        1.000            0.800             12,895

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/00)...........................................  2006        1.002            1.114          1,089,854
                                                     2005        0.969            1.002          1,217,569
                                                     2004        0.853            0.969          1,642,854
                                                     2003        0.581            0.853          2,003,014
                                                     2002        0.903            0.581          1,607,182
                                                     2001        0.987            0.903          1,517,383
                                                     2000        1.000            0.987            417,439

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02)...........................................  2006        1.220            1.337             55,813
                                                     2005        1.126            1.220             76,103
                                                     2004        1.047            1.126             81,319
                                                     2003        0.758            1.047             58,126
                                                     2002        1.000            0.758             16,289

  LMPVPII Equity Index Subaccount (Class II)
  (6/99)...........................................  2006        0.914            1.038         12,059,361
                                                     2005        0.889            0.914         13,990,381
                                                     2004        0.818            0.889         15,621,864
                                                     2003        0.649            0.818         15,860,350
                                                     2002        0.848            0.649         15,365,066
                                                     2001        0.982            0.848         13,010,004
                                                     2000        1.098            0.982          4,272,617
                                                     1999        1.000            1.098            753,819

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02)...........................................  2006        1.122            1.243             28,271
                                                     2005        1.098            1.122             45,529
                                                     2004        1.027            1.098             32,170
                                                     2003        0.800            1.027             62,457
                                                     2002        1.000            0.800             85,414

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (9/03)...........................................  2006        1.006            1.033             44,458
                                                     2005        0.997            1.006             89,719
                                                     2004        0.999            0.997             63,236
                                                     2003        1.000            0.999             13,710

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPIII Social Awareness Stock Subaccount
  (5/04)...........................................  2006        1.115            1.184                 --
                                                     2005        1.083            1.115                 --
                                                     2004        1.000            1.083              3,000

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (5/03).......................................  2006        1.408            1.628            134,945
                                                     2005        1.382            1.408            228,478
                                                     2004        1.244            1.382            204,892
                                                     2003        1.000            1.244             74,814

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.644            1.820            187,467
                                                     2005        1.541            1.644            182,586
                                                     2004        1.260            1.541             93,253
                                                     2003        1.000            1.260             51,292

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.104            1.140                 --
                                                     2005        1.078            1.104            172,657
                                                     2004        1.000            1.078            237,059

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        2.601            2.480          4,019,985

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.519            1.603          7,148,612

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.083            1.148          1,190,954

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.431            1.579          9,755,382

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        2.153            2.210         16,221,972

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.140            1.206            234,209

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.604            1.684          7,317,605

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.079          7,199,086

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (6/06)........................................  2006        0.949            1.073             47,706

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.676            0.668          3,255,449

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.209            1.338            318,334

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222          9,810,578

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593             43,433

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.487            1.543          1,433,858

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030            409,114

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.069            1.045         20,526,568

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.400            1.456         20,632,393

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.203            1.232         13,699,584

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.586            1.610         24,184,274

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.960            2.014         15,669,108

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.851            1.981         34,627,074

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052            848,809

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070          7,274,097

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.094            1.163             93,564

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)......................  2006        1.044            1.082             94,673

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Money Market Portfolio
  Money Market Subaccount (7/97)...................  2006        1.192            1.203                 --
                                                     2005        1.175            1.192         14,781,794
                                                     2004        1.179            1.175         19,265,493
                                                     2003        1.187            1.179         26,060,260
                                                     2002        1.187            1.187         37,562,237
                                                     2001        1.160            1.187         40,133,062
                                                     2000        1.107            1.160         15,545,185
                                                     1999        1.070            1.107         16,750,270
                                                     1998        1.033            1.070          9,244,927
                                                     1997        1.000            1.033            345,682

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04)...................................  2006        1.120            1.184                 --
                                                     2005        1.074            1.120             47,506
                                                     2004        1.000            1.074             32,693

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125            316,548
                                                     2005        1.125            1.133            511,105
                                                     2004        1.048            1.125            546,468
                                                     2003        1.000            1.048             59,374

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         14,816,298
                                                     2005        1.213            1.226         16,712,465
                                                     2004        1.173            1.213         18,497,713
                                                     2003        1.132            1.173         20,769,372
                                                     2002        1.053            1.132         20,028,983
                                                     2001        1.000            1.053          4,888,796

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01)...........................................  2006        0.817            0.895            268,334
                                                     2005        0.773            0.817            272,443
                                                     2004        0.728            0.773            306,260
                                                     2003        0.560            0.728            310,382
                                                     2002        0.806            0.560            299,898
                                                     2001        1.000            0.806            269,501

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.408          2,750,005
                                                     2005        1.011            1.118          2,117,519
                                                     2004        0.882            1.011          2,056,976
                                                     2003        0.696            0.882          1,956,203
                                                     2002        0.857            0.696          3,980,191
                                                     2001        1.000            0.857          1,555,346

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/01)...........................................  2006        1.701            1.967          1,121,534
                                                     2005        1.611            1.701          1,410,762
                                                     2004        1.295            1.611          1,595,356
                                                     2003        0.877            1.295          1,572,753
                                                     2002        1.088            0.877          1,357,973
                                                     2001        1.000            1.088            432,357

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (9/00)...........................................  2006        0.634            0.676                 --
                                                     2005        0.591            0.634          3,429,858
                                                     2004        0.563            0.591          4,221,518
                                                     2003        0.442            0.563          4,537,981
                                                     2002        0.588            0.442          5,204,465
                                                     2001        0.783            0.588          5,177,186

  Travelers Convertible Securities Subaccount
  (5/98)...........................................  2006        1.504            1.604                 --
                                                     2005        1.520            1.504          8,835,146
                                                     2004        1.450            1.520         10,337,381
                                                     2003        1.165            1.450         10,925,597
                                                     2002        1.270            1.165         11,385,903
                                                     2001        1.299            1.270          9,680,620
                                                     2000        1.170            1.299          3,349,925
                                                     1999        1.000            1.170          1,137,997
                                                     1998        1.000            1.000            458,699

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/97)...........................................  2006        2.380            2.601                 --
                                                     2005        2.146            2.380          4,699,533
                                                     2004        1.869            2.146          5,287,543
                                                     2003        1.417            1.869          5,505,923
                                                     2002        1.677            1.417          5,642,852
                                                     2001        1.773            1.677          5,089,354
                                                     2000        1.541            1.773          3,629,362
                                                     1999        1.377            1.541          2,663,507
                                                     1998        1.195            1.377          1,425,770
                                                     1997        1.000            1.195            120,880

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Equity Income Subaccount (5/97)........  2006        1.864            1.960                 --
                                                     2005        1.810            1.864         19,336,704
                                                     2004        1.670            1.810         22,752,381
                                                     2003        1.291            1.670         24,652,637
                                                     2002        1.521            1.291         25,581,166
                                                     2001        1.652            1.521         27,130,603
                                                     2000        1.535            1.652         22,535,737
                                                     1999        1.484            1.535         19,892,863
                                                     1998        1.339            1.484         12,301,819
                                                     1997        1.026            1.339            639,656

  Travelers Federated High Yield Subaccount
  (5/97)...........................................  2006        1.480            1.519                 --
                                                     2005        1.464            1.480          8,626,242
                                                     2004        1.345            1.464          9,967,219
                                                     2003        1.114            1.345         11,222,864
                                                     2002        1.089            1.114         10,745,854
                                                     2001        1.084            1.089         10,746,070
                                                     2000        1.196            1.084         10,245,417
                                                     1999        1.177            1.196         10,237,038
                                                     1998        1.140            1.177          7,715,310
                                                     1997        1.000            1.140            620,667

  Travelers Federated Stock Subaccount (5/97)......  2006        1.804            1.869                 --
                                                     2005        1.737            1.804          4,173,260
                                                     2004        1.593            1.737          5,117,199
                                                     2003        1.266            1.593          5,608,556
                                                     2002        1.592            1.266          5,995,963
                                                     2001        1.588            1.592          6,935,446
                                                     2000        1.552            1.588          7,399,547
                                                     1999        1.494            1.552          7,710,739
                                                     1998        1.285            1.494          4,599,587
                                                     1997        1.000            1.285            352,550

  Travelers Large Cap Subaccount (6/97)............  2006        1.538            1.586                 --
                                                     2005        1.435            1.538         14,843,563
                                                     2004        1.366            1.435         17,524,614
                                                     2003        1.111            1.366         19,563,576
                                                     2002        1.459            1.111         21,047,983
                                                     2001        1.790            1.459         24,478,964
                                                     2000        2.123            1.790         22,306,844
                                                     1999        1.665            2.123         15,562,311
                                                     1998        1.245            1.665          6,662,550
                                                     1997        1.023            1.245            491,869

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mercury Large Cap Core Subaccount
  (5/98)...........................................  2006        1.019            1.083                 --
                                                     2005        0.922            1.019          1,840,018
                                                     2004        0.807            0.922          2,270,996
                                                     2003        0.675            0.807          2,601,337
                                                     2002        0.915            0.675          2,775,596
                                                     2001        1.197            0.915          3,043,071
                                                     2000        1.285            1.197          2,244,673
                                                     1999        1.054            1.285          1,352,776
                                                     1998        1.000            1.054            149,981

  Travelers MFS(R) Mid Cap Growth Subaccount
  (4/98)...........................................  2006        1.010            1.069                 --
                                                     2005        0.994            1.010         25,184,582
                                                     2004        0.883            0.994         14,951,676
                                                     2003        0.653            0.883         16,234,877
                                                     2002        1.295            0.653         17,198,804
                                                     2001        1.721            1.295         17,692,810
                                                     2000        1.595            1.721         10,884,619
                                                     1999        0.985            1.595          3,220,420
                                                     1998        1.000            0.985            696,846

  Travelers MFS(R) Total Return Subaccount (5/97)..  2006        1.792            1.851                 --
                                                     2005        1.765            1.792         34,709,362
                                                     2004        1.606            1.765         40,255,596
                                                     2003        1.397            1.606         42,355,172
                                                     2002        1.496            1.397         42,905,992
                                                     2001        1.517            1.496         38,437,801
                                                     2000        1.319            1.517         29,382,873
                                                     1999        1.303            1.319         27,173,225
                                                     1998        1.183            1.303         16,380,184
                                                     1997        1.000            1.183            962,287
                                                     1997        1.000            1.000                 --

  Travelers MFS(R) Value Subaccount (5/00).........  2006        1.118            1.209                 --
                                                     2005        1.065            1.118            109,207
                                                     2004        0.952            1.065             50,550
                                                     2003        0.855            0.952                 --
                                                     2002        0.997            0.855                 --
                                                     2001        1.027            0.997                 --
                                                     2000        1.000            1.027                 --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Mondrian International Stock Subaccount
  (5/97)...........................................  2006        1.245            1.431                 --
                                                     2005        1.153            1.245         10,978,822
                                                     2004        1.010            1.153         11,645,822
                                                     2003        0.796            1.010         12,049,553
                                                     2002        0.928            0.796         13,668,745
                                                     2001        1.275            0.928         15,755,872
                                                     2000        1.460            1.275         14,943,761
                                                     1999        1.216            1.460         10,264,070
                                                     1998        1.095            1.216          6,533,760
                                                     1997        1.027            1.095            849,629

  Travelers Pioneer Fund Subaccount (5/03).........  2006        1.394            1.480                 --
                                                     2005        1.333            1.394             19,513
                                                     2004        1.217            1.333             10,101
                                                     2003        1.000            1.217              5,429

  Travelers Pioneer Strategic Income Subaccount
  (5/97)...........................................  2006        1.472            1.487                 --
                                                     2005        1.439            1.472          1,738,443
                                                     2004        1.316            1.439          1,902,975
                                                     2003        1.116            1.316          2,160,723
                                                     2002        1.069            1.116          2,458,578
                                                     2001        1.040            1.069          3,562,219
                                                     2000        1.059            1.040          3,631,654
                                                     1999        1.062            1.059          3,396,677
                                                     1998        1.070            1.062          1,955,397
                                                     1997        1.007            1.070             51,659

  Travelers Quality Bond Subaccount (5/97).........  2006        1.412            1.400                 --
                                                     2005        1.409            1.412         23,917,150
                                                     2004        1.383            1.409         30,744,474
                                                     2003        1.311            1.383         36,575,985
                                                     2002        1.257            1.311         38,055,248
                                                     2001        1.190            1.257         30,037,629
                                                     2000        1.128            1.190         16,565,402
                                                     1999        1.131            1.128         13,396,194
                                                     1998        1.057            1.131          9,328,606
                                                     1997        1.001            1.057            378,758

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (6/97).....  2006        1.412            1.474                 --
                                                     2005        1.403            1.412         16,374,889
                                                     2004        1.291            1.403         19,972,191
                                                     2003        0.988            1.291         22,746,591
                                                     2002        1.508            0.988         25,280,072
                                                     2001        1.765            1.508         31,918,323
                                                     2000        2.189            1.765         32,922,575
                                                     1999        1.679            2.189         25,024,627
                                                     1998        1.319            1.679         13,211,206
                                                     1997        1.037            1.319          1,062,634

  Travelers U.S. Government Securities Subaccount
  (5/04)...........................................  2006        1.083            1.044                 --
                                                     2005        1.052            1.083            103,932
                                                     2004        1.000            1.052             10,705

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (12/00)..........................................  2006        1.247            1.427          6,312,254
                                                     2005        1.215            1.247          7,096,647
                                                     2004        1.049            1.215          6,571,850
                                                     2003        0.814            1.049          6,680,549
                                                     2002        1.024            0.814          6,548,811
                                                     2001        1.000            1.024          3,476,351

  Van Kampen LIT Enterprise Subaccount (Class II)
  (12/00)..........................................  2006        0.731            0.770            361,335
                                                     2005        0.688            0.731            547,127
                                                     2004        0.672            0.688            697,334
                                                     2003        0.542            0.672            732,809
                                                     2002        0.781            0.542            592,082
                                                     2001        1.000            0.781            522,639

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00)...........................................  2006        1.172            1.288         14,274,032
                                                     2005        1.019            1.172         14,262,420
                                                     2004        0.897            1.019         10,841,489
                                                     2003        0.710            0.897         10,150,010
                                                     2002        0.796            0.710          9,701,628
                                                     2001        0.923            0.796          8,023,592

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (12/00)........................  2006        0.899            1.009            402,122
                                                     2005        0.755            0.899            423,091
                                                     2004        0.756            0.755            456,631
                                                     2003        0.614            0.756            409,247
                                                     2002        0.673            0.614            240,022
                                                     2001        1.000            0.673             12,128

  VIP Mid Cap Subaccount (Service Class 2)
  (12/00)..........................................  2006        1.729            1.917          8,419,538
                                                     2005        1.486            1.729          8,136,691
                                                     2004        1.209            1.486          7,053,117
                                                     2003        0.887            1.209          6,373,888
                                                     2002        0.999            0.887          5,310,526
                                                     2001        1.000            0.999          1,727,443




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM V.I. Premier Equity Fund merged into AIM Variable Insurance Funds-AIM V.I. Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, AllianceBernstein Variable Products Series Fund, Inc.-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The following table provides the AUV information for the maximum Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I)
  (4/06)...........................................  2006        1.000            1.081          1,916,038

  AIM V.I. Premier Equity Subaccount (Series I)
  (9/00)...........................................  2006        0.696            0.731                 --
                                                     2005        0.668            0.696          2,974,765
                                                     2004        0.640            0.668          3,612,300
                                                     2003        0.519            0.640          4,493,863
                                                     2002        0.755            0.519          4,949,369
                                                     2001        0.875            0.755          3,727,475
                                                     2000        1.000            0.875            391,818

AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/00).................................  2006        0.642            0.629                 --
                                                     2005        0.567            0.642          9,939,928
                                                     2004        0.531            0.567         12,239,636
                                                     2003        0.436            0.531         14,926,739
                                                     2002        0.640            0.436         17,729,828
                                                     2001        0.786            0.640         18,982,017
                                                     2000        1.000            0.786         13,647,974

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/03)...........................................  2006        1.631            1.937            525,030
                                                     2005        1.450            1.631            199,088
                                                     2004        1.296            1.450            116,390
                                                     2003        1.000            1.296             70,339

  American Funds Growth Subaccount (Class 2)
  (5/03)...........................................  2006        1.587            1.724            991,393
                                                     2005        1.385            1.587            586,456
                                                     2004        1.248            1.385            220,980
                                                     2003        1.000            1.248            131,179

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  American Funds Growth-Income Subaccount (Class 2)
  (5/03)...........................................  2006        1.423            1.617          3,676,828
                                                     2005        1.364            1.423          3,918,939
                                                     2004        1.253            1.364          3,490,980
                                                     2003        1.000            1.253          1,545,620

Capital Appreciation Fund
  Capital Appreciation Fund (12/96)................  2006        2.174            2.153                 --
                                                     2005        1.865            2.174         26,239,910
                                                     2004        1.583            1.865         30,543,833
                                                     2003        1.285            1.583         36,644,254
                                                     2002        1.739            1.285         42,634,828
                                                     2001        2.387            1.739         53,418,968
                                                     2000        3.098            2.387         61,812,417
                                                     1999        2.046            3.098         46,942,401
                                                     1998        1.283            2.046         23,010,432
                                                     1997        1.032            1.283          6,344,051

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/98)...........................................  2006        1.507            1.970          2,883,940
                                                     2005        1.195            1.507          3,989,820
                                                     2004        0.970            1.195          4,140,741
                                                     2003        0.688            0.970          4,224,247
                                                     2002        0.789            0.688          4,787,661
                                                     2001        0.886            0.789          4,624,645
                                                     2000        1.313            0.886          4,854,365
                                                     1999        0.734            1.313          2,521,807
                                                     1998        1.000            0.734            780,839

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/98)...........................................  2006        2.244            2.934                 --
                                                     2005        2.123            2.244          3,700,875
                                                     2004        1.639            2.123          4,313,846
                                                     2003        1.240            1.639          4,738,305
                                                     2002        1.203            1.240          4,376,831
                                                     2001        1.121            1.203          2,866,778
                                                     2000        0.866            1.121          2,273,183
                                                     1999        0.901            0.866          1,280,359
                                                     1998        1.000            0.901            632,612

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (4/98)...................................  2006        1.121            1.287          5,422,276
                                                     2005        1.089            1.121          6,601,579
                                                     2004        1.051            1.089          7,863,571
                                                     2003        0.880            1.051          9,516,917
                                                     2002        1.071            0.880         10,611,490
                                                     2001        1.198            1.071         11,636,949
                                                     2000        1.223            1.198         12,271,080
                                                     1999        1.112            1.223         10,488,399
                                                     1998        1.000            1.112          2,833,960

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (4/98)..........................  2006        1.298            1.328         11,789,369
                                                     2005        1.244            1.298         14,545,290
                                                     2004        1.133            1.244         16,707,910
                                                     2003        0.872            1.133         19,034,774
                                                     2002        1.094            0.872         19,868,161
                                                     2001        1.182            1.094         19,065,688
                                                     2000        1.058            1.182         13,636,390
                                                     1999        0.871            1.058          7,815,322
                                                     1998        1.000            0.871          3,051,249

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (12/05)..............................  2006        1.315            1.431                 --
                                                     2005        1.210            1.315              3,762
                                                     2004        1.074            1.210                 --
                                                     2003        1.000            1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (7/04)...............................  2006        1.312            1.463                 --
                                                     2005        1.208            1.312             15,728
                                                     2004        1.070            1.208             13,614

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)........................................  2006        1.262            1.474                 --
                                                     2005        1.158            1.262            886,963
                                                     2004        1.043            1.158            938,346
                                                     2003        0.845            1.043            756,929
                                                     2002        1.000            0.845            201,578

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)......................  2006        2.238            2.826            226,610
                                                     2005        1.781            2.238            181,882
                                                     2004        1.448            1.781             38,923
                                                     2003        1.000            1.448              4,729

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/04).................................  2006        1.251            1.499            236,510
                                                     2005        1.152            1.251            151,833
                                                     2004        1.009            1.152              6,533

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02).................................  2006        1.267            1.522                 --
                                                     2005        1.180            1.267          2,335,769
                                                     2004        1.032            1.180          1,920,592
                                                     2003        0.792            1.032          1,284,964
                                                     2002        1.000            0.792            508,837

High Yield Bond Trust
  High Yield Bond Trust (9/04).....................  2006        1.069            1.094                 --
                                                     2005        1.070            1.069            236,201
                                                     2004        1.025            1.070             47,427

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00)...........................................  2006        1.066            1.102                 --
                                                     2005        1.004            1.066         12,042,861
                                                     2004        0.941            1.004         13,862,916
                                                     2003        0.839            0.941         15,303,712
                                                     2002        0.911            0.839         15,615,584
                                                     2001        0.972            0.911         12,635,819
                                                     2000        1.000            0.972          5,246,201

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)..........................  2006        1.004            1.053          1,528,686
                                                     2005        0.907            1.004          1,704,134
                                                     2004        0.805            0.907          2,091,607
                                                     2003        0.647            0.805          2,239,125
                                                     2002        0.931            0.647          2,609,664
                                                     2001        1.135            0.931          3,200,999
                                                     2000        1.000            1.135          2,447,663

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00)...................................  2006        0.381            0.405          4,395,664
                                                     2005        0.346            0.381          5,033,907
                                                     2004        0.349            0.346          6,578,130
                                                     2003        0.242            0.349          7,245,233
                                                     2002        0.415            0.242          7,815,420
                                                     2001        0.672            0.415          9,044,726
                                                     2000        1.000            0.672          7,604,465

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00)...................................  2006        0.584            0.679         11,950,925
                                                     2005        0.561            0.584         13,400,923
                                                     2004        0.544            0.561         16,410,151
                                                     2003        0.446            0.544         19,761,719
                                                     2002        0.609            0.446         22,039,418
                                                     2001        0.798            0.609         22,841,930
                                                     2000        1.000            0.798         13,421,744

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (8/03)....  2006        1.552            1.745                 --
                                                     2005        1.513            1.552            126,990
                                                     2004        1.336            1.513             33,706
                                                     2003        1.000            1.336              3,334

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (5/98).......  2006        1.698            1.977         10,269,420
                                                     2005        1.655            1.698         12,540,421
                                                     2004        1.549            1.655         14,334,230
                                                     2003        1.130            1.549         14,439,056
                                                     2002        1.529            1.130         14,322,306
                                                     2001        1.522            1.529         12,398,140
                                                     2000        1.305            1.522          5,750,512
                                                     1999        1.084            1.305          2,802,945
                                                     1998        1.000            1.084          1,220,503

  LMPVPI Investors Subaccount (Class I) (4/98).....  2006        1.377            1.606         11,310,649
                                                     2005        1.311            1.377         14,063,167
                                                     2004        1.204            1.311         16,356,631
                                                     2003        0.923            1.204         18,163,714
                                                     2002        1.216            0.923         19,758,109
                                                     2001        1.287            1.216         19,646,073
                                                     2000        1.132            1.287         12,889,045
                                                     1999        1.029            1.132          8,670,638
                                                     1998        1.000            1.029          3,232,444

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  LMPVPI Large Cap Growth Subaccount (Class I)
  (7/02)...........................................  2006        1.173            1.206            954,839
                                                     2005        1.130            1.173          1,045,080
                                                     2004        1.140            1.130          1,300,287
                                                     2003        0.800            1.140            531,134
                                                     2002        1.000            0.800             37,706

  LMPVPI Small Cap Growth Subaccount (Class I)
  (5/00)...........................................  2006        1.002            1.114          4,221,015
                                                     2005        0.969            1.002          5,020,579
                                                     2004        0.853            0.969          5,707,331
                                                     2003        0.581            0.853          6,425,059
                                                     2002        0.903            0.581          5,433,439
                                                     2001        0.987            0.903          4,642,573
                                                     2000        1.000            0.987          2,056,506

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (7/02)...........................................  2006        1.220            1.337            473,592
                                                     2005        1.126            1.220            374,159
                                                     2004        1.047            1.126            385,280
                                                     2003        0.758            1.047            218,067
                                                     2002        1.000            0.758             58,025

  LMPVPII Equity Index Subaccount (Class II)
  (5/99)...........................................  2006        0.914            1.038         10,983,568
                                                     2005        0.889            0.914         12,831,498
                                                     2004        0.818            0.889         15,207,948
                                                     2003        0.649            0.818         17,162,302
                                                     2002        0.848            0.649         16,724,050
                                                     2001        0.982            0.848         16,104,947
                                                     2000        1.098            0.982         10,807,508
                                                     1999        1.000            1.098          3,460,443

  LMPVPII Growth and Income Subaccount (Class I)
  (7/02)...........................................  2006        1.122            1.243             85,402
                                                     2005        1.098            1.122             92,799
                                                     2004        1.027            1.098             93,171
                                                     2003        0.800            1.027             92,062
                                                     2002        1.000            0.800             30,873

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (12/03)..........................................  2006        1.006            1.033            255,836
                                                     2005        0.997            1.006            177,252
                                                     2004        0.999            0.997            204,843
                                                     2003        0.999            0.999            140,446

  LMPVPIII Social Awareness Stock Subaccount
  (8/05)...........................................  2006        1.115            1.184             99,060
                                                     2005        1.083            1.115             81,296

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (6/03).......................................  2006        1.408            1.628            243,310
                                                     2005        1.382            1.408            256,452
                                                     2004        1.244            1.382            206,147
                                                     2003        1.000            1.244             26,228

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03)...........................................  2006        1.644            1.820            357,040
                                                     2005        1.541            1.644            450,874
                                                     2004        1.260            1.541            219,692
                                                     2003        1.000            1.260             50,353

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.104            1.140                 --
                                                     2005        1.078            1.104             94,727
                                                     2004        0.983            1.078             10,272

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        2.601            2.480          4,574,044

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.519            1.603          8,707,327

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.083            1.148          1,155,572

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.431            1.579         15,316,114

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        2.153            2.210         21,260,353

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.140            1.206            192,753

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.604            1.684          7,261,473

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.079         11,316,802

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (6/06)........................................  2006        0.949            1.073             57,844

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        0.676            0.668          2,250,203

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.209            1.338            676,132

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.222         13,183,586

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.480            1.593             29,146

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.487            1.543          2,201,655

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.030            417,539

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.069            1.045         21,925,713

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.400            1.456         16,208,285

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.203            1.232         19,072,650

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.586            1.610         31,641,936

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.960            2.014         18,174,254

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.851            1.981         40,939,825

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052          2,469,927

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.070          5,714,894

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.094            1.163            104,166

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)......................  2006        1.044            1.082             96,270

Money Market Portfolio
  Money Market Subaccount (2/97)...................  2006        1.192            1.203                 --
                                                     2005        1.175            1.192         14,747,554
                                                     2004        1.179            1.175         17,581,926
                                                     2003        1.187            1.179         25,972,691
                                                     2002        1.187            1.187         50,704,937
                                                     2001        1.160            1.187         58,256,805
                                                     2000        1.107            1.160         34,878,359
                                                     1999        1.070            1.107         37,736,754
                                                     1998        1.033            1.070         16,762,447
                                                     1997        1.000            1.033          5,369,177

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (7/04)...................................  2006        1.120            1.184                 --
                                                     2005        1.074            1.120             91,569
                                                     2004        0.981            1.074             23,091

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.133            1.125            450,909
                                                     2005        1.125            1.133            698,584
                                                     2004        1.048            1.125            588,626
                                                     2003        1.000            1.048            303,900

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)....................................  2006        1.226            1.255         13,390,242
                                                     2005        1.213            1.226         16,153,210
                                                     2004        1.173            1.213         17,085,956
                                                     2003        1.132            1.173         20,011,288
                                                     2002        1.053            1.132         23,164,168
                                                     2001        1.000            1.053          5,336,214

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (7/01)...........................................  2006        0.817            0.895            186,353
                                                     2005        0.773            0.817            308,563
                                                     2004        0.728            0.773            376,752
                                                     2003        0.560            0.728            449,770
                                                     2002        0.806            0.560            392,678
                                                     2001        1.000            0.806            154,441

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).......................................  2006        1.118            1.408          2,592,546
                                                     2005        1.011            1.118          1,945,112
                                                     2004        0.882            1.011          1,744,100
                                                     2003        0.696            0.882          2,150,730
                                                     2002        0.857            0.696          2,571,497
                                                     2001        1.000            0.857            999,717

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/01)...........................................  2006        1.701            1.967          1,749,943
                                                     2005        1.611            1.701          2,030,488
                                                     2004        1.295            1.611          2,322,411
                                                     2003        0.877            1.295          2,238,115
                                                     2002        1.088            0.877          2,277,647
                                                     2001        1.000            1.088            816,572

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (10/00)..........................................  2006        0.634            0.676                 --
                                                     2005        0.591            0.634          2,770,233
                                                     2004        0.563            0.591          2,955,522
                                                     2003        0.442            0.563          3,054,095
                                                     2002        0.588            0.442          2,972,707
                                                     2001        0.783            0.588          2,101,669

  Travelers Convertible Securities Subaccount
  (5/98)...........................................  2006        1.504            1.604                 --
                                                     2005        1.520            1.504          8,757,633
                                                     2004        1.450            1.520         10,573,736
                                                     2003        1.165            1.450         10,930,899
                                                     2002        1.270            1.165         12,056,558
                                                     2001        1.299            1.270         12,986,021
                                                     2000        1.170            1.299          7,553,759
                                                     1999        1.000            1.170          2,431,429
                                                     1998        1.000            1.000            414,907

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/97)...........................................  2006        2.380            2.601                 --
                                                     2005        2.146            2.380          5,986,220
                                                     2004        1.869            2.146          7,389,340
                                                     2003        1.417            1.869          8,080,624
                                                     2002        1.677            1.417          8,864,245
                                                     2001        1.773            1.677          8,489,614
                                                     2000        1.541            1.773          8,454,275
                                                     1999        1.377            1.541          6,716,626
                                                     1998        1.195            1.377          5,142,990
                                                     1997        1.000            1.195          1,668,733

  Travelers Equity Income Subaccount (12/96).......  2006        1.864            1.960                 --
                                                     2005        1.810            1.864         23,418,224
                                                     2004        1.670            1.810         28,399,295
                                                     2003        1.291            1.670         31,475,807
                                                     2002        1.521            1.291         34,048,347
                                                     2001        1.652            1.521         37,812,927
                                                     2000        1.535            1.652         37,849,058
                                                     1999        1.484            1.535         35,687,217
                                                     1998        1.339            1.484         25,733,333
                                                     1997        1.026            1.339          6,719,150

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Federated High Yield Subaccount
  (1/97)...........................................  2006        1.480            1.519                 --
                                                     2005        1.464            1.480         11,404,495
                                                     2004        1.345            1.464         14,387,685
                                                     2003        1.114            1.345         17,386,355
                                                     2002        1.089            1.114         17,457,622
                                                     2001        1.084            1.089         18,647,220
                                                     2000        1.196            1.084         19,736,049
                                                     1999        1.177            1.196         22,260,856
                                                     1998        1.140            1.177         18,811,555
                                                     1997        1.000            1.140          4,566,993

  Travelers Federated Stock Subaccount (1/97)......  2006        1.804            1.869                 --
                                                     2005        1.737            1.804          6,419,270
                                                     2004        1.593            1.737          8,023,109
                                                     2003        1.266            1.593          9,198,349
                                                     2002        1.592            1.266         10,775,970
                                                     2001        1.588            1.592         12,221,263
                                                     2000        1.552            1.588         13,157,332
                                                     1999        1.494            1.552         14,406,177
                                                     1998        1.285            1.494         11,892,034
                                                     1997        1.000            1.285          3,816,999
                                                     1997        1.000            1.000                 --

  Travelers Large Cap Subaccount (12/96)...........  2006        1.538            1.586                 --
                                                     2005        1.435            1.538         16,715,712
                                                     2004        1.366            1.435         20,122,965
                                                     2003        1.111            1.366         23,324,386
                                                     2002        1.459            1.111         27,044,542
                                                     2001        1.790            1.459         31,933,410
                                                     2000        2.123            1.790         34,231,282
                                                     1999        1.665            2.123         28,051,763
                                                     1998        1.245            1.665         15,040,703
                                                     1997        1.023            1.245          4,815,858

  Travelers Mercury Large Cap Core Subaccount
  (5/98)...........................................  2006        1.019            1.083                 --
                                                     2005        0.922            1.019          1,296,684
                                                     2004        0.807            0.922          1,202,932
                                                     2003        0.675            0.807          1,272,971
                                                     2002        0.915            0.675          1,529,363
                                                     2001        1.197            0.915          2,090,679
                                                     2000        1.285            1.197          1,772,277
                                                     1999        1.054            1.285            669,474
                                                     1998        1.000            1.054            211,400

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers MFS(R) Mid Cap Growth Subaccount
  (4/98)...........................................  2006        1.010            1.069                 --
                                                     2005        0.994            1.010         27,403,205
                                                     2004        0.883            0.994         12,380,637
                                                     2003        0.653            0.883         14,200,226
                                                     2002        1.295            0.653         14,799,098
                                                     2001        1.721            1.295         16,854,809
                                                     2000        1.595            1.721         14,558,647
                                                     1999        0.985            1.595          4,760,902
                                                     1998        1.000            0.985            965,761

  Travelers MFS(R) Total Return Subaccount (1/97)..  2006        1.792            1.851                 --
                                                     2005        1.765            1.792         42,204,461
                                                     2004        1.606            1.765         47,789,684
                                                     2003        1.397            1.606         53,094,881
                                                     2002        1.496            1.397         56,799,647
                                                     2001        1.517            1.496         58,954,968
                                                     2000        1.319            1.517         53,326,538
                                                     1999        1.303            1.319         54,290,552
                                                     1998        1.183            1.303         42,017,841
                                                     1997        1.000            1.183          9,959,634
                                                     1997        1.000            1.000                 --

  Travelers MFS(R) Value Subaccount (7/00).........  2006        1.118            1.209                 --
                                                     2005        1.065            1.118            471,009
                                                     2004        0.952            1.065             90,870
                                                     2003        0.855            0.952                 --
                                                     2002        0.997            0.855                500
                                                     2001        1.027            0.997                500
                                                     2000        1.003            1.027                 --

  Travelers Mondrian International Stock Subaccount
  (12/96)..........................................  2006        1.245            1.431                 --
                                                     2005        1.153            1.245         17,891,801
                                                     2004        1.010            1.153         20,542,498
                                                     2003        0.796            1.010         22,629,357
                                                     2002        0.928            0.796         26,640,453
                                                     2001        1.275            0.928         31,145,128
                                                     2000        1.460            1.275         30,394,514
                                                     1999        1.216            1.460         25,226,349
                                                     1998        1.095            1.216         17,270,810
                                                     1997        1.027            1.095          5,694,288

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Fund Subaccount (8/03).........  2006        1.394            1.480                 --
                                                     2005        1.333            1.394             22,706
                                                     2004        1.217            1.333             21,888
                                                     2003        1.000            1.217             12,842

  Travelers Pioneer Strategic Income Subaccount
  (12/96)..........................................  2006        1.472            1.487                 --
                                                     2005        1.439            1.472          2,850,190
                                                     2004        1.316            1.439          3,363,166
                                                     2003        1.116            1.316          3,908,585
                                                     2002        1.069            1.116          4,569,590
                                                     2001        1.040            1.069          5,471,566
                                                     2000        1.059            1.040          5,247,966
                                                     1999        1.062            1.059          4,489,463
                                                     1998        1.070            1.062          3,797,291
                                                     1997        1.007            1.070          1,132,608

  Travelers Quality Bond Subaccount (12/96)........  2006        1.412            1.400                 --
                                                     2005        1.409            1.412         20,273,723
                                                     2004        1.383            1.409         23,570,906
                                                     2003        1.311            1.383         28,033,537
                                                     2002        1.257            1.311         32,768,047
                                                     2001        1.190            1.257         35,205,769
                                                     2000        1.128            1.190         26,960,877
                                                     1999        1.131            1.128         26,069,226
                                                     1998        1.057            1.131         15,435,236
                                                     1997        1.001            1.057          3,137,736

  Travelers Strategic Equity Subaccount (12/96)....  2006        1.412            1.474                 --
                                                     2005        1.403            1.412         24,707,241
                                                     2004        1.291            1.403         29,314,349
                                                     2003        0.988            1.291         34,083,675
                                                     2002        1.508            0.988         39,829,841
                                                     2001        1.765            1.508         49,964,273
                                                     2000        2.189            1.765         55,775,319
                                                     1999        1.679            2.189         47,167,905
                                                     1998        1.319            1.679         31,011,054
                                                     1997        1.037            1.319          8,259,362

  Travelers U.S. Government Securities Subaccount
  (4/05)...........................................  2006        1.083            1.044                 --
                                                     2005        1.052            1.083            211,129

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (12/00)..........................................  2006        1.247            1.427         12,345,440
                                                     2005        1.215            1.247         13,425,577
                                                     2004        1.049            1.215         13,686,038
                                                     2003        0.814            1.049         13,579,574
                                                     2002        1.024            0.814         13,051,055
                                                     2001        1.069            1.024          8,766,086

  Van Kampen LIT Enterprise Subaccount (Class II)
  (12/00)..........................................  2006        0.731            0.770          1,728,294
                                                     2005        0.688            0.731          2,200,874
                                                     2004        0.672            0.688          2,353,680
                                                     2003        0.542            0.672          2,465,279
                                                     2002        0.781            0.542          2,652,351
                                                     2001        0.997            0.781          2,530,977

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00)...........................................  2006        1.172            1.288         15,492,664
                                                     2005        1.019            1.172         14,943,854
                                                     2004        0.897            1.019         13,917,723
                                                     2003        0.710            0.897         12,297,582
                                                     2002        0.796            0.710         10,767,860
                                                     2001        0.923            0.796          8,215,904

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (6/01).........................  2006        0.899            1.009            239,185
                                                     2005        0.755            0.899            258,978
                                                     2004        0.756            0.755            492,929
                                                     2003        0.614            0.756            784,129
                                                     2002        0.673            0.614          1,029,633
                                                     2001        0.957            0.673            101,442

  VIP Mid Cap Subaccount (Service Class 2) (1/01)..  2006        1.729            1.917          6,767,359
                                                     2005        1.486            1.729          7,176,700
                                                     2004        1.209            1.486          6,512,470
                                                     2003        0.887            1.209          5,739,048
                                                     2002        0.999            0.887          4,832,433
                                                     2001        1.050            0.999          1,308,941




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM V.I. Premier Equity Fund merged into AIM Variable Insurance Funds-AIM V.I. Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, AllianceBernstein Variable Products Series Fund, Inc.-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable Social          Legg Mason Partners Variable Social Awareness
     Awareness Stock Portfolio                      Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Federated High Yield Portfolio               BlackRock High Yield Portfolio
  Janus Capital Appreciation                   Janus Forty Portfolio -- Class A
     Portfolio -- Class A
  Mercury Large-Cap Core Portfolio -- Class A  BlackRock Large-Cap Core Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds and/or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap         Legg Mason Partners Variable Fundamental
     Portfolio -- Class I                           Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio -- Class I                    Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I                    Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  Legg Mason Partners Variable Growth and      Legg Mason Partners Variable Appreciation
     Income Portfolio -- Class I                    Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio                                      Portfolio
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Portfolio -- (Singe share class)        Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio -- (Single share class)              Portfolio -- Class I
  Legg Mason Partners Variable Equity Index    Legg Mason Partners Variable Equity Index
     Portfolio                                      Portfolio
  Legg Mason Partners Variable Fundamental     Legg Mason Partners Variable Fundamental
     Value Portfolio -- (Single share class)        Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Adjustable      Legg Mason Partners Variable Adjustable Rate
     Rate Income Portfolio                          Income Portfolio

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio                               Growth Portfolio
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio                               Portfolio
  Legg Mason Partners Social Awareness         Legg Mason Partners Social Awareness
     Portfolio                                      Portfolio


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I        Capital Guardian U.S. Equity
                                                    Portfolio -- Class A
CREDIT SUISSE TRUST                            MET INVESTORS SERIES TRUST
  Emerging Markets Portfolio                   MFS(R) Emerging Markets Equity
                                                    Portfolio -- Class A
LAZARD RETIREMENT SERIES, INC.                 MET INVESTORS SERIES TRUST
  Lazard Retirement Small Cap                  Third Avenue Small Cap Value
     Portfolio -- Service Shares                    Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Growth and Income Portfolio -- Class VC      Lord Abbett Growth and Income
                                                    Portfolio -- Class B
  Mid-Cap Value Portfolio -- Class VC          Lord Abbett Mid-Cap Value Portfolio -- Class
                                                    B
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
  Real Return Portfolio -- Administrative      PIMCO Inflation Protected Bond
     Class                                          Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Small Cap Value Fund -- Class IB   Third Avenue Small Cap Value
                                                    Portfolio -- Class B
  Putnam VT International Equity               MFS(R) Research International
     Fund -- Class IB                               Portfolio -- Class B


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class  BlackRock Large-Cap Core Portfolio -- Class E
     A

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                    METLIFE ACCESS SELECT ANNUITY PROSPECTUS:
                  METLIFE OF CT FUND ABD FOR VARIABLE ANNUITIES
                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES

This prospectus describes METLIFE ACCESS SELECT ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 30, 2007 are:




DREYFUS VARIABLE INVESTMENT FUND -- INITIAL      MET INVESTORS SERIES TRUST
  SHARES                                           Batterymarch Mid-Cap Stock
  Dreyfus Variable Investment Fund                    Portfolio -- Class A
     Appreciation Portfolio                        BlackRock High Yield Portfolio -- Class A
  Dreyfus Variable Investment Fund Developing      Harris Oakmark International
     Leaders Portfolio                                Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE                     Janus Forty Portfolio -- Class A
  PRODUCTS -- SERVICE CLASS 2                      Lord Abbett Bond Debenture
  VIP Contrafund(R) Portfolio                         Portfolio -- Class A
  VIP Mid Cap Portfolio                            Lord Abbett Growth and Income
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Global Life Sciences Portfolio                   Met/AIM Capital Appreciation
  Global Technology Portfolio                         Portfolio -- Class A
  Worldwide Growth Portfolio                       MFS(R) Research International
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          Neuberger Berman Real Estate
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation      METROPOLITAN SERIES FUND, INC.
     Portfolio -- Class I                          BlackRock Aggressive Growth
  Legg Mason Partners Variable Equity Index           Portfolio -- Class D
     Portfolio -- Class II                         BlackRock Bond Income Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         BlackRock Money Market Portfolio -- Class A
     Value Portfolio -- Class I                    Capital Guardian U.S. Equity
  Legg Mason Partners Variable Investors              Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MFS(R) Total Return Portfolio -- Class F
                                                   T. Rowe Price Large Cap Growth
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio
                                                   Strategic Growth Portfolio




-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C Additional Information Regarding the Underlying Funds."

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      4
Fee Table...............................      7
Condensed Financial Information.........      9
The Annuity Contract....................     10
  Contract Owner Inquiries..............     10
  Purchase Payments.....................     10
  Accumulation Units....................     11
  The Variable Funding Options..........     11
Fixed Account...........................     16
Charges and Deductions..................     16
  General...............................     16
  Administrative Charges................     16
  Mortality and Expense Risk Charge.....     17
  Variable Funding Option Expenses......     17
  Premium Tax...........................     17
  Changes in Taxes Based upon Premium or
     Value..............................     17
Transfers...............................     17
  Market Timing/Excessive Trading.......     18
  Dollar Cost Averaging.................     19
Access to Your Money....................     20
  Systematic Withdrawals................     20
  Loans.................................     21
Ownership Provisions....................     21
  Types of Ownership....................     21
     Contract Owner.....................     21
     Beneficiary........................     21
     Annuitant..........................     22
Death Benefit...........................     22
  Death Proceeds before the Maturity
     Date...............................     22
  Payment of Proceeds...................     23
  Beneficiary Contract Continuance......     24
  Planned Death Benefit.................     25
  Death Proceeds after the Maturity
     Date...............................     25
The Annuity Period......................     25
  Maturity Date.........................     25
  Allocation of Annuity.................     26
  Variable Annuity......................     26
  Fixed Annuity.........................     26
Payment Options.........................     26
  Election of Options...................     26
  Annuity Options.......................     27
  Variable Liquidity Benefit............     27
Miscellaneous Contract Provisions.......     27
  Right to Return.......................     27
  Termination...........................     28
  Required Reports......................     28
  Suspension of Payments................     28
The Separate Accounts...................     28
  Performance Information...............     29
Federal Tax Considerations..............     29
  General Taxation of Annuities.........     29
  Types of Contracts: Qualified and Non-
     qualified..........................     30
  Qualified Annuity Contracts...........     30
  Taxation of Qualified Annuity
     Contracts..........................     30
  Mandatory Distributions for Qualified
     Plans..............................     31
  Individual Retirement Annuities.......     31
  Roth IRAs.............................     32
  TSAs (ERISA and non-ERISA)............     32
  Non-qualified Annuity Contracts.......     34
  Diversification Requirements for
     Variable Annuities.................     35
  Ownership of the Investments..........     35
  Taxation of Death Benefit Proceeds....     36
  Other Tax Considerations..............     36
  Treatment of Charges for Optional
     Benefits...........................     36
  Puerto Rico Tax Considerations........     36
  Non-Resident Aliens...................     36
  Tax Credits and Deductions............     36
Other Information.......................     36
  The Insurance Companies...............     36
  Financial Statements..................     37
  Distribution of Variable Annuity
     Contracts..........................     37
  Conformity with State and Federal
     Laws...............................     38
  Voting Rights.........................     38
  Restrictions on Financial
     Transactions.......................     38
  Legal Proceedings.....................     39
Appendix A: Condensed Financial
  Information for MetLife of CT Fund ABD
  for Variable Annuities................    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Fund ABD
  II for Variable Annuities.............    B-1
Appendix C: Additional Information
  Regarding Underlying Funds............    C-1
Appendix D: The Fixed Account...........    D-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY:

                          METLIFE ACCESS SELECT ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Fund ABD for Variable Annuities ("Fund ABD"); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Fund ABD II for Variable Annuities ("Fund ABD II"). When we refer to the Separate Account, we are referring to either Fund ABD or Fund ABD II, depending upon your issuing Company.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $20,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within twenty days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. We also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25%. For Contracts with a value of less than $40,000, we also deduct an annual Contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Income taxes and/or a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - BENEFICIARY CONTRACT CONTINUANCE. If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid in a lump sum to the beneficiary.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGE



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(1)


ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)



Mortality & Expense Risk Charge.............................................    1.25%(2)
Administrative Expense Charge...............................................    0.15%
  Total Annual Separate Account Charges.....................................    1.40%


---------
(1) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.
(2)   We are waiving the following amounts of the Mortality & Expense Risk
      Charge: an amount equal to the Underlying Fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio; an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio -- Class A; and an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio -- Class B.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                       MINIMUM        MAXIMUM
                                                                     -----------    -----------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service (12b-1)
fees, and other expenses)........................................       0.38%          1.50%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                          DISTRIBUTION              TOTAL    CONTRACTUAL FEE    NET TOTAL
                                                             AND/OR                 ANNUAL        WAIVER         ANNUAL
                                              MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                                  FEE     (12B-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT     EXPENSES*
----------------                              ----------  ------------  --------  ---------  ---------------  ------------


DREYFUS VARIABLE INVESTMENT FUND -- INITIAL
  SHARES
  Dreyfus Variable Investment Fund
     Appreciation Portfolio.................     0.75%          --        0.07%     0.82%           --        0.82%
  Dreyfus Variable Investment Fund
     Developing Leaders Portfolio...........     0.75%          --        0.09%     0.84%           --        0.84%(1)
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio...............     0.57%        0.25%       0.09%     0.91%           --        0.91%
  VIP Mid Cap Portfolio.....................     0.57%        0.25%       0.11%     0.93%           --        0.93%

                                                          DISTRIBUTION              TOTAL    CONTRACTUAL FEE    NET TOTAL
                                                             AND/OR                 ANNUAL        WAIVER         ANNUAL
                                              MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                                  FEE     (12B-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT     EXPENSES*
----------------                              ----------  ------------  --------  ---------  ---------------  ------------

JANUS ASPEN SERIES -- SERVICE SHARES
  Global Life Sciences Portfolio............     0.64%        0.25%       0.46%     1.35%           --        1.35%
  Global Technology Portfolio...............     0.64%        0.25%       0.21%     1.10%           --        1.10%(1)
  Worldwide Growth Portfolio................     0.60%        0.25%       0.05%     0.90%           --        0.90%(2)
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I++..........     0.75%          --        0.02%     0.77%           --        0.77%
  Legg Mason Partners Variable Appreciation
     Portfolio -- Class I...................     0.70%          --        0.02%     0.72%           --        0.72%(3)
  Legg Mason Partners Variable Equity Index
     Portfolio -- Class II..................     0.31%        0.25%       0.03%     0.59%           --        0.59%
  Legg Mason Partners Variable Fundamental
     Value Portfolio -- Class I.............     0.75%          --        0.02%     0.77%           --        0.77%
  Legg Mason Partners Variable Investors
     Portfolio -- Class I...................     0.65%          --        0.07%     0.72%           --        0.72%
  Legg Mason Partners Variable Large Cap
     Growth Portfolio -- Class I++..........     0.75%          --        0.04%     0.79%           --        0.79%
LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Diversified
     Strategic Income Portfolio+............     0.65%          --        0.08%     0.73%           --        0.73%
MET INVESTORS SERIES TRUST(4)
  Batterymarch Mid-Cap Stock
     Portfolio -- Class A...................     0.70%          --        0.11%     0.81%           --        0.81%(5)
  BlackRock High Yield Portfolio -- Class
     A......................................     0.60%          --        0.32%     0.92%           --        0.92%(5,6)
  Harris Oakmark International
     Portfolio -- Class A...................     0.78%          --        0.13%     0.91%           --        0.91%
  Janus Forty Portfolio -- Class A..........     0.65%          --        0.06%     0.71%           --        0.71%(5)
  Lord Abbett Bond Debenture
     Portfolio -- Class A...................     0.50%          --        0.04%     0.54%           --        0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B...................     0.50%        0.25%       0.03%     0.78%           --        0.78%
  Met/AIM Capital Appreciation
     Portfolio -- Class A...................     0.77%          --        0.09%     0.86%           --        0.86%(5,6,7)
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+..................     1.04%          --        0.29%     1.33%         0.03%       1.30%(8)
  MFS(R) Research International
     Portfolio -- Class B...................     0.72%        0.25%       0.14%     1.11%           --        1.11%
  Neuberger Berman Real Estate
     Portfolio -- Class A...................     0.64%          --        0.04%     0.68%           --        0.68%
METROPOLITAN SERIES FUND, INC.(9)
  BlackRock Aggressive Growth
     Portfolio -- Class D...................     0.72%        0.10%       0.06%     0.88%           --        0.88%
  BlackRock Bond Income Portfolio -- Class
     A......................................     0.39%          --        0.07%     0.46%         0.01%       0.45%(10)
  BlackRock Money Market Portfolio -- Class
     A......................................     0.34%          --        0.04%     0.38%         0.01%       0.37%(11)
  Capital Guardian U.S. Equity
     Portfolio -- Class A...................     0.66%          --        0.06%     0.72%           --        0.72%
  FI Large Cap Portfolio -- Class A.........     0.78%          --        0.06%     0.84%           --        0.84%(12)
  FI Value Leaders Portfolio -- Class D.....     0.64%        0.10%       0.07%     0.81%           --        0.81%
  MFS(R) Total Return Portfolio -- Class F..     0.53%        0.20%       0.05%     0.78%           --        0.78%(12)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B...................     0.60%        0.25%       0.08%     0.93%           --        0.93%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio....................     0.25%          --        0.40%     0.65%           --        0.65%
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Discovery Growth Fund+..........     0.70%        0.25%       0.55%     1.50%           --        1.50%
VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Comstock Portfolio........................     0.56%        0.25%       0.03%     0.84%           --        0.84%
  Strategic Growth Portfolio................     0.70%        0.25%       0.08%     1.03%           --        1.03%


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus supplement; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.
(1) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(2) The Portfolio pays an investment advisory fee rate that may adjust up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is shown in the table above. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the management fee rate shown in the table by a variable of up to 0.15%, assuming constant assets. The management fee rate could be even higher or lower than this range, however, depending on asset fluctuations during the measuring period. Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital. It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of management fees waived by Janus Capital.
(3) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(5) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(6) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(7) The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(8) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.30%, excluding 12b-1 fees. The fees and expenses shown in the table are annualized, based on the Portfolio's May 1, 2006 start date.
(9) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge and are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE


                                       IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                             END OF PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
                                ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                    1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Minimum
Total Annual Operating
Expenses......................     $185        $572       $1,983      $2,129       $185        $572       $1,983      $2,129
Underlying Fund with Maximum
Total Annual Operating
Expenses......................     $297        $908       $1,543      $3,244       $297        $908       $1,543      $3,244


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

MetLife Access Select Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $20,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. We may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or sub-adviser is one of our affiliates or whether the Underlying Fund, its adviser, its sub-adviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. ("MetLife") and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which we can remove an Underlying Fund, which, in some cases, may differ from our selection criteria. In addition, during the term of the agreement, subject to our fiduciary and other legal duties, we are generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser of an Underlying Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or sub-adviser of an Underlying Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. We will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for information on the management fees paid by the advisers to the sub-advisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Underlying Funds and are paid to us or our distributor, MetLife Investors Distribution Company. These payments decrease the Funds' investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment adviser and fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


DREYFUS VARIABLE INVESTMENT
  FUND -- INITIAL SHARES
Dreyfus Variable Investment Fund   Seeks long-term capital growth     The Dreyfus Corporation
  Appreciation Portfolio           consistent with the preservation   Subadviser: Fayez Sarofim & Co.
                                   of capital.  Its secondary goal
                                   is current income.
Dreyfus Variable Investment Fund   Seeks capital growth.              The Dreyfus Corporation
  Developing Leaders Portfolio
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
VIP Contrafund(R) Portfolio        Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
VIP Mid Cap Portfolio              Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio     Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC
Worldwide Growth Portfolio         Seeks long-term growth of capital  Janus Capital Management LLC in a manner consistent with the
                                   preservation of capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
Batterymarch Mid-Cap Stock         Seeks growth of capital.           Met Investors Advisory LLC
  Portfolio -- Class A                                                Subadviser: Batterymarch
                                                                      Financial Management, Inc.
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lord Abbett Bond Debenture         Seeks to provide high current      Met Investors Advisory LLC
  Portfolio -- Class A             income and the opportunity for     Subadviser: Lord, Abbett & Co.
                                   capital appreciation to produce a  LLC
                                   high total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuations in the market value.  LLC
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A                                                Subadviser: A I M Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class A+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Neuberger Berman Real Estate       Seeks to provide total return      Met Investors Advisory LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management, Inc.
                                   capital appreciation and current
                                   income.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks competitive total return     MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
PUTNAM VARIABLE TRUST -- CLASS IB
Putnam VT Discovery Growth Fund+   Seeks long-term growth of          Putnam Investment Management, LLC
                                   capital.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Strategic Growth Portfolio         Seeks capital appreciation.        Van Kampen Asset Management


---------
+ Not available under all Contracts. Availability depends on Contract issue date.

Certain closed Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C: Additional Information Regarding the Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. This charge equals 1.25% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Dreyfus VIF Developing Leaders Portfolio, Janus Aspen Series Global Technology Portfolio, Janus Aspen Series Worldwide Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, BlackRock High Yield Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, MFS(R) Emerging Markets Equity Portfolio, and MFS(R) Research International Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. Programs may have different credited interest rates. Under each Program, the interest rate will accrue only on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable period. For example, under the 12 Month Program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this DCA Program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any outstanding loans and any premium tax not previously deducted. Unless you submit a Written Request specifying the Fixed Account and/or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your Contract. Loans may only be taken against funds allocated or transferred to the Fixed Account. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of beneficiary contract continuance. ("Death Report Date").

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEATH OF ANY OWNER OR THE ANNUITANT BEFORE AGE 75. We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, each reduced by any applicable premium tax, prior withdrawals or outstanding loans not previously deducted:

     (1)  your Contract Value on the Death Report Date;

     (2)  the total Purchase Payments made under your Contract; or

     (3) the Contract Value on the latest fifth Contract Year anniversary immediately preceding the Death Report Date.

DEATH OF ANY OWNER OR THE ANNUITANT ON OR AFTER AGE 75. We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or
(3) below, each reduced by any applicable premium tax, prior withdrawals or outstanding loans:

     (1)  your Contract Value on the Death Report Date;

     (2)  the total Purchase Payments made under your Contract; or

     (3) the Contract Value on the latest fifth Contract Year anniversary occurring on or before the Annuitant's 75th birthday.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   Unless the beneficiary         Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          elects to continue the
OWNER)                        Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   Unless the beneficiary         Yes
(WITH NO JOINT OWNER)         none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
JOINT OWNER (WHO IS NOT THE   The surviving joint owner.     Unless the surviving joint     Yes
ANNUITANT)                                                   owner elects to continue the
                                                             Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
JOINT OWNER (WHO IS THE       The beneficiary (ies), or if   Unless the                     Yes
ANNUITANT)                    none, to the surviving joint   beneficiary/surviving joint
                              owner.                         owner elects to continue the
                                                             Contract rather than receive
                                                             the lump sum distribution.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   Unless the beneficiary         Yes
CONTRACT OWNER)               none, to the Contract Owner.   elects to continue the
                              If the Contract Owner is not   Contract rather than receive
                              living, then to the            the lump sum distribution.
                              surviving joint owner. If
                              none, then to the Contract
                              Owner's estate.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner                                            Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   Unless the beneficiary         Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5 year payout option is not available.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership


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

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date. All other fees and charges applicable to the original Contract will also apply to the continued Contract. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 70th birthday for Qualified Contracts and, for Non-qualified Contracts, the Annuitant's 75th birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 85th birthday for Non-qualified Contracts or, for Qualified Contracts, to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.


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

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")


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

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to the present value of remaining certain payments. The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within twenty days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: MetLife of CT Fund ABD for Variable Annuities ("Fund ABD ") and MetLife of CT Fund ABD II for Variable Annuities ("Fund ABD II"), respectively. References to "Separate Account" refer either to Fund ABD or Fund ABD II, depending on the issuer of your Contract. Both Fund ABD and Fund ABD II were established on October 17, 1995 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Fund ABD and Fund ABD II for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of

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

the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax

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

rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%).

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified

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

Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor) . If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401 OR 403(b), INCLUDING IRA
OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008 and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death,

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

disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to- trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA. Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

The tax law treats all non-qualified deferred annuities issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Contract to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

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                                       40

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                  METLIFE OF CT FUND ABD FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The following table provides the AUV information for the maximum Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.081          3,620,006

  AIM V.I. Premier Equity Subaccount (Series I)
  (9/00).............................................  2006      0.696          0.731                 --
                                                       2005      0.668          0.696          5,434,277
                                                       2004      0.640          0.668          6,216,851
                                                       2003      0.519          0.640          6,961,089
                                                       2002      0.755          0.519          7,491,542
                                                       2001      0.875          0.755          7,280,717
                                                       2000      1.000          0.875          1,020,328

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/00)...................................  2006      0.642          0.629                 --
                                                       2005      0.567          0.642         12,264,209
                                                       2004      0.531          0.567         14,267,431
                                                       2003      0.436          0.531         15,968,585
                                                       2002      0.640          0.436         18,860,012
                                                       2001      0.786          0.640         21,249,041
                                                       2000      1.000          0.786          8,906,509

Capital Appreciation Fund
  Capital Appreciation Fund (4/97)...................  2006      2.174          2.153                 --
                                                       2005      1.865          2.174         20,519,771
                                                       2004      1.583          1.865         23,444,034
                                                       2003      1.285          1.583         26,729,382
                                                       2002      1.739          1.285         30,628,302
                                                       2001      2.387          1.739         37,797,218
                                                       2000      3.098          2.387         37,804,248
                                                       1999      2.046          3.098         25,971,911
                                                       1998      1.283          2.046         10,561,314
                                                       1997      1.032          1.283            870,525

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/98).............................................  2006      1.507          1.970          2,486,413
                                                       2005      1.195          1.507          2,014,405
                                                       2004      0.970          1.195          1,952,627
                                                       2003      0.688          0.970          2,025,657
                                                       2002      0.789          0.688          2,659,825
                                                       2001      0.886          0.789          2,463,748
                                                       2000      1.313          0.886          2,477,705
                                                       1999      0.734          1.313            892,012
                                                       1998      1.000          0.734            223,688

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/98).............................................  2006      2.244          2.934                 --
                                                       2005      2.123          2.244          4,181,107
                                                       2004      1.639          2.123          4,852,394
                                                       2003      1.240          1.639          4,631,163
                                                       2002      1.203          1.240          4,187,869
                                                       2001      1.121          1.203          1,959,474
                                                       2000      0.866          1.121            732,010
                                                       1999      0.901          0.866            357,910
                                                       1998      1.000          0.901             96,983

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/98).....................................  2006      1.121          1.287          6,574,218
                                                       2005      1.089          1.121          7,798,581
                                                       2004      1.051          1.089          9,090,416
                                                       2003      0.880          1.051         10,276,258
                                                       2002      1.071          0.880         10,947,330
                                                       2001      1.198          1.071         11,107,345
                                                       2000      1.223          1.198         10,147,802
                                                       1999      1.112          1.223          7,840,789
                                                       1998      1.000          1.112          2,937,245

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/98).....................................  2006      1.298          1.328          9,802,317
                                                       2005      1.244          1.298         11,125,651
                                                       2004      1.133          1.244         12,500,426
                                                       2003      0.872          1.133         13,746,841
                                                       2002      1.094          0.872         13,477,877
                                                       2001      1.182          1.094         11,594,005
                                                       2000      1.058          1.182          6,798,006
                                                       1999      0.871          1.058          3,387,052
                                                       1998      1.000          0.871          1,435,805

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.066          1.102                 --
                                                       2005      1.004          1.066         10,647,659
                                                       2004      0.941          1.004         12,240,173
                                                       2003      0.839          0.941         14,072,516
                                                       2002      0.911          0.839         14,830,766
                                                       2001      0.972          0.911         13,475,207
                                                       2000      1.000          0.972          4,934,773

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.004          1.053          2,705,676
                                                       2005      0.907          1.004          3,155,118
                                                       2004      0.805          0.907          3,476,009
                                                       2003      0.647          0.805          3,630,574
                                                       2002      0.931          0.647          3,729,488
                                                       2001      1.135          0.931          4,102,883
                                                       2000      1.000          1.135          1,951,454

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.381          0.405          7,215,772
                                                       2005      0.346          0.381          7,921,106
                                                       2004      0.349          0.346         10,149,731
                                                       2003      0.242          0.349         10,039,692
                                                       2002      0.415          0.242         11,940,339
                                                       2001      0.672          0.415         10,706,223
                                                       2000      1.000          0.672          5,661,986

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.584          0.679          9,300,854
                                                       2005      0.561          0.584         10,682,752
                                                       2004      0.544          0.561         12,214,595
                                                       2003      0.446          0.544         13,388,686
                                                       2002      0.609          0.446         15,628,277
                                                       2001      0.798          0.609         16,824,804
                                                       2000      1.000          0.798          7,908,763

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/98)........  2006      1.698          1.977          9,460,702
                                                       2005      1.655          1.698         10,354,574
                                                       2004      1.549          1.655         11,436,639
                                                       2003      1.130          1.549         11,935,706
                                                       2002      1.529          1.130         11,108,929
                                                       2001      1.522          1.529          5,065,288

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPI Investors Subaccount (Class I) (6/98).......  2006      1.377          1.606         13,024,732
                                                       2005      1.311          1.377         15,084,411
                                                       2004      1.204          1.311         17,246,134
                                                       2003      0.923          1.204         18,513,035
                                                       2002      1.216          0.923         19,285,141
                                                       2001      1.287          1.216         15,853,833
                                                       2000      1.132          1.287          7,090,936
                                                       1999      1.029          1.132          3,905,967
                                                       1998      1.000          1.029          1,764,644

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (6/97).............  2006      1.466          1.660         12,793,336
                                                       2005      1.426          1.466         14,888,561
                                                       2004      1.329          1.426         15,961,895
                                                       2003      1.082          1.329         16,954,979
                                                       2002      1.330          1.082         16,582,644
                                                       2001      1.405          1.330         13,756,405
                                                       2000      1.431          1.405          9,922,836
                                                       1999      1.283          1.431          6,935,912
                                                       1998      1.092          1.283          3,710,315
                                                       1997      1.000          1.092            506,282

  LMPVPII Diversified Strategic Income Subaccount
  (6/97).............................................  2006      1.380          1.434          5,539,069
                                                       2005      1.364          1.380          6,960,623
                                                       2004      1.296          1.364          8,191,128
                                                       2003      1.176          1.296         10,456,243
                                                       2002      1.138          1.176         10,925,399
                                                       2001      1.118          1.138         12,784,586
                                                       2000      1.103          1.118         11,430,969
                                                       1999      1.100          1.103         10,783,437
                                                       1998      1.048          1.100          7,076,327
                                                       1997      1.000          1.048            733,829

  LMPVPII Equity Index Subaccount (Class II) (6/99)..  2006      0.914          1.038         12,059,361
                                                       2005      0.889          0.914         13,990,381
                                                       2004      0.818          0.889         15,621,864
                                                       2003      0.649          0.818         15,860,350
                                                       2002      0.848          0.649         15,365,066
                                                       2001      0.982          0.848         13,010,004
                                                       2000      1.098          0.982          4,272,617
                                                       1999      1.000          1.098            753,819

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (5/98)........  2006      1.488          1.714         20,470,716
                                                       2005      1.440          1.488         23,517,339
                                                       2004      1.350          1.440         25,754,075
                                                       2003      0.987          1.350         26,495,994
                                                       2002      1.272          0.987         27,230,503
                                                       2001      1.362          1.272         17,065,180
                                                       2000      1.146          1.362          4,380,339
                                                       1999      0.953          1.146          1,958,751
                                                       1998      1.000          0.953            708,254

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Aggressive Growth Subaccount (5/01).......  2006      0.994          1.066         27,151,602
                                                       2005      0.903          0.994         30,287,420
                                                       2004      0.833          0.903         32,536,441
                                                       2003      0.628          0.833         32,805,043
                                                       2002      0.945          0.628         31,569,639
                                                       2001      1.000          0.945         11,974,631

  LMPVPIII Large Cap Growth Subaccount (5/01)........  2006      1.006          1.038          3,679,357
                                                       2005      0.970          1.006          4,321,426
                                                       2004      0.980          0.970          4,478,365
                                                       2003      0.673          0.980          4,314,762
                                                       2002      0.908          0.673          2,968,586
                                                       2001      1.000          0.908          1,184,451

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      2.601          2.480          4,019,985

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.519          1.603          7,148,612

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.431          1.579          9,755,382

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      2.153          2.210         16,221,972

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.604          1.684          7,317,605

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.079          7,199,086

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.676          0.668          3,255,449

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.222          9,810,578

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.069          1.045         20,526,568

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.400          1.456         20,632,393

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.203          1.232         13,699,584

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.586          1.610         24,184,274

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.960          2.014         15,669,108

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2006      1.851          1.981         34,627,074

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070          7,274,097

Money Market Portfolio
  Money Market Subaccount (7/97).....................  2006      1.192          1.203                 --
                                                       2005      1.175          1.192         14,781,794
                                                       2004      1.179          1.175         19,265,493
                                                       2003      1.187          1.179         26,060,260
                                                       2002      1.187          1.187         37,562,237
                                                       2001      1.160          1.187         40,133,062
                                                       2000      1.107          1.160         15,545,185
                                                       1999      1.070          1.107         16,750,270
                                                       1998      1.033          1.070          9,244,927
                                                       1997      1.000          1.033            345,682

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.226          1.255         14,816,298
                                                       2005      1.213          1.226         16,712,465
                                                       2004      1.173          1.213         18,497,713
                                                       2003      1.132          1.173         20,769,372
                                                       2002      1.053          1.132         20,028,983
                                                       2001      1.000          1.053          4,888,796

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2006      0.817          0.895            268,334
                                                       2005      0.773          0.817            272,443
                                                       2004      0.728          0.773            306,260
                                                       2003      0.560          0.728            310,382
                                                       2002      0.806          0.560            299,898
                                                       2001      1.000          0.806            269,501

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.118          1.408          2,750,005
                                                       2005      1.011          1.118          2,117,519
                                                       2004      0.882          1.011          2,056,976
                                                       2003      0.696          0.882          1,956,203
                                                       2002      0.857          0.696          3,980,191
                                                       2001      1.000          0.857          1,555,346

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (9/00).............................................  2006      0.634          0.676                 --
                                                       2005      0.591          0.634          3,429,858
                                                       2004      0.563          0.591          4,221,518
                                                       2003      0.442          0.563          4,537,981
                                                       2002      0.588          0.442          5,204,466
                                                       2001      0.783          0.588          5,177,186
                                                       2000      1.000          0.783            980,787

  Travelers Convertible Securities Subaccount
  (5/98).............................................  2006      1.504          1.604                 --
                                                       2005      1.520          1.504          8,835,146
                                                       2004      1.450          1.520         10,337,381
                                                       2003      1.165          1.450         10,925,597
                                                       2002      1.270          1.165         11,385,903
                                                       2001      1.299          1.270          9,680,620
                                                       2000      1.170          1.299          3,349,925
                                                       1999      1.000          1.170          1,137,997
                                                       1998      1.000          1.000            458,699

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/97).............................................  2006      2.380          2.601                 --
                                                       2005      2.146          2.380          4,699,533
                                                       2004      1.869          2.146          5,287,543
                                                       2003      1.417          1.869          5,505,923
                                                       2002      1.677          1.417          5,642,651
                                                       2001      1.773          1.677          5,089,354
                                                       2000      1.541          1.773          3,629,362
                                                       1999      1.377          1.541          2,663,507
                                                       1998      1.195          1.377          1,425,770
                                                       1997      1.000          1.195            120,880

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Equity Income Subaccount (5/97)..........  2006      1.864          1.960                 --
                                                       2005      1.810          1.864         19,336,704
                                                       2004      1.670          1.810         22,752,381
                                                       2003      1.291          1.670         24,652,637
                                                       2002      1.521          1.291         25,581,166
                                                       2001      1.652          1.521         27,130,603
                                                       2000      1.535          1.652         22,535,737
                                                       1999      1.484          1.535         19,892,863
                                                       1998      1.339          1.484         12,301,819
                                                       1997      1.026          1.339            639,656

  Travelers Federated High Yield Subaccount (5/97)...  2006      1.480          1.519                 --
                                                       2005      1.464          1.480          8,626,242
                                                       2004      1.345          1.464          9,967,219
                                                       2003      1.114          1.345         11,222,864
                                                       2002      1.089          1.114         10,745,854
                                                       2001      1.084          1.089         10,746,070
                                                       2000      1.196          1.084         10,245,417
                                                       1999      1.177          1.196         10,237,038
                                                       1998      1.140          1.177          7,715,310
                                                       1997      1.000          1.140            620,667

  Travelers Federated Stock Subaccount (5/97)........  2006      1.804          1.869                 --
                                                       2005      1.737          1.804          4,173,260
                                                       2004      1.593          1.737          5,117,199
                                                       2003      1.266          1.593          5,608,556
                                                       2002      1.592          1.266          5,995,963
                                                       2001      1.588          1.592          6,935,446
                                                       2000      1.552          1.588          7,399,547
                                                       1999      1.494          1.552          7,710,739
                                                       1998      1.285          1.494          4,599,587
                                                       1997      1.000          1.285            352,550

  Travelers Large Cap Subaccount (6/97)..............  2006      1.538          1.586                 --
                                                       2005      1.435          1.538         14,843,563
                                                       2004      1.366          1.435         17,524,614
                                                       2003      1.111          1.366         19,563,576
                                                       2002      1.459          1.111         21,047,983
                                                       2001      1.790          1.459         24,478,964
                                                       2000      2.123          1.790         22,306,844
                                                       1999      1.665          2.123         15,562,311
                                                       1998      1.245          1.665          6,662,550
                                                       1997      1.023          1.245            491,869

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers MFS(R) Mid Cap Growth Subaccount (4/98)..  2006      1.010          1.069                 --
                                                       2005      0.994          1.010         25,184,582
                                                       2004      0.883          0.994         14,951,676
                                                       2003      0.653          0.883         16,234,877
                                                       2002      1.295          0.653         17,198,804
                                                       2001      1.721          1.295         17,692,810
                                                       2000      1.595          1.721         10,884,619
                                                       1999      0.985          1.595          3,220,420
                                                       1998      1.000          0.985            696,846

  Travelers MFS(R) Total Return Subaccount (5/97)....  2006      1.792          1.851                 --
                                                       2005      1.765          1.792         34,709,362
                                                       2004      1.606          1.765         40,255,596
                                                       2003      1.397          1.606         42,355,172
                                                       2002      1.496          1.397         42,905,992
                                                       2001      1.517          1.496         38,437,801
                                                       2000      1.319          1.517         29,382,873
                                                       1999      1.303          1.319         27,173,225
                                                       1998      1.183          1.303         16,380,184
                                                       1997      1.000          1.183            962,287

  Travelers Mondrian International Stock Subaccount
  (5/97).............................................  2006      1.245          1.431                 --
                                                       2005      1.153          1.245         10,978,822
                                                       2004      1.010          1.153         11,645,822
                                                       2003      0.796          1.010         12,049,553
                                                       2002      0.928          0.796         13,668,745
                                                       2001      1.275          0.928         15,755,872
                                                       2000      1.460          1.275         14,943,761
                                                       1999      1.216          1.460         10,264,070
                                                       1998      1.095          1.216          6,533,760
                                                       1997      1.027          1.095            849,629

  Travelers Quality Bond Subaccount (5/97)...........  2006      1.412          1.400                 --
                                                       2005      1.409          1.412         23,917,150
                                                       2004      1.383          1.409         30,744,474
                                                       2003      1.311          1.383         36,575,985
                                                       2002      1.257          1.311         38,055,248
                                                       2001      1.190          1.257         30,037,629
                                                       2000      1.128          1.190         16,565,402
                                                       1999      1.131          1.128         13,396,194
                                                       1998      1.057          1.131          9,328,606
                                                       1997      1.001          1.057            378,758

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (6/97).......  2006      1.412          1.474                 --
                                                       2005      1.403          1.412         16,374,889
                                                       2004      1.291          1.403         19,972,191
                                                       2003      0.988          1.291         22,746,591
                                                       2002      1.508          0.988         25,280,072
                                                       2001      1.765          1.508         31,918,323
                                                       2000      2.189          1.765         32,922,575
                                                       1999      1.679          2.189         25,024,627
                                                       1998      1.319          1.679         13,211,206
                                                       1997      1.037          1.319          1,062,634

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (12/00)............................................  2006      1.247          1.427          6,312,254
                                                       2005      1.215          1.247          7,096,647
                                                       2004      1.049          1.215          6,571,850
                                                       2003      0.814          1.049          6,680,549
                                                       2002      1.024          0.814          6,548,811
                                                       2001      1.069          1.024          3,476,351

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (12/00)........................................  2006      0.618          0.625          2,147,740
                                                       2005      0.582          0.618          2,411,253
                                                       2004      0.553          0.582          2,665,643
                                                       2003      0.441          0.553          3,182,408
                                                       2002      0.664          0.441          3,785,426
                                                       2001      0.986          0.664          2,180,793

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2006      1.172          1.288         14,274,032
                                                       2005      1.019          1.172         14,262,420
                                                       2004      0.897          1.019         10,841,489
                                                       2003      0.710          0.897         10,150,010
                                                       2002      0.796          0.710          9,701,628
                                                       2001      0.923          0.796          8,023,592
                                                       2000      1.000          0.923          3,113,370

  VIP Mid Cap Subaccount (Service Class 2) (12/00)...  2006      1.729          1.917          8,419,538
                                                       2005      1.486          1.729          8,136,691
                                                       2004      1.209          1.486          7,053,117
                                                       2003      0.887          1.209          6,373,888
                                                       2002      0.999          0.887          5,310,526
                                                       2001      1.050          0.999          1,727,443




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM V.I. Premier Equity Fund merged into AIM Variable Insurance Funds-AIM V.I. Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, AllianceBernstein Variable Products Series Fund, Inc.-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The following table provides the AUV information for the maximum Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.40%



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2006      1.000          1.081          1,916,038

  AIM V.I. Premier Equity Subaccount (Series I)
  (10/00)............................................  2006      0.696          0.731                 --
                                                       2005      0.668          0.696          2,974,765
                                                       2004      0.640          0.668          3,612,300
                                                       2003      0.519          0.640          4,493,863
                                                       2002      0.755          0.519          4,949,369
                                                       2001      0.875          0.755          3,727,475
                                                       2000      1.000          0.875            391,818

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/00)...................................  2006      0.642          0.629                 --
                                                       2005      0.567          0.642          9,939,928
                                                       2004      0.531          0.567         12,239,636
                                                       2003      0.436          0.531         14,926,739
                                                       2002      0.640          0.436         17,729,828
                                                       2001      0.786          0.640         18,982,017
                                                       2000      1.000          0.786         13,647,974

Capital Appreciation Fund
  Capital Appreciation Fund (12/96)..................  2006      2.174          2.153                 --
                                                       2005      1.865          2.174         26,239,910
                                                       2004      1.583          1.865         30,543,833
                                                       2003      1.285          1.583         36,644,254
                                                       2002      1.739          1.285         42,634,828
                                                       2001      2.387          1.739         53,418,968
                                                       2000      3.098          2.387         61,812,417
                                                       1999      2.046          3.098         46,942,401
                                                       1998      1.283          2.046         23,010,432
                                                       1997      1.032          1.283          6,344,051

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/98).............................................  2006      1.507          1.970          2,883,940
                                                       2005      1.195          1.507          3,989,820
                                                       2004      0.970          1.195          4,140,741
                                                       2003      0.688          0.970          4,224,247
                                                       2002      0.789          0.688          4,787,661
                                                       2001      0.886          0.789          4,624,645
                                                       2000      1.313          0.886          4,854,365
                                                       1999      0.734          1.313          2,521,807
                                                       1998      1.000          0.734            780,839

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/98).............................................  2006      2.244          2.934                 --
                                                       2005      2.123          2.244          3,700,875
                                                       2004      1.639          2.123          4,313,846
                                                       2003      1.240          1.639          4,738,305
                                                       2002      1.203          1.240          4,376,831
                                                       2001      1.121          1.203          2,866,778
                                                       2000      0.866          1.121          2,273,183
                                                       1999      0.901          0.866          1,280,359
                                                       1998      1.000          0.901            632,612

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (4/98).....................................  2006      1.121          1.287          5,422,276
                                                       2005      1.089          1.121          6,601,579
                                                       2004      1.051          1.089          7,863,571
                                                       2003      0.880          1.051          9,516,917
                                                       2002      1.071          0.880         10,611,490
                                                       2001      1.198          1.071         11,636,949
                                                       2000      1.223          1.198         12,271,080
                                                       1999      1.112          1.223         10,488,399
                                                       1998      1.000          1.112          2,833,960

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (4/98).....................................  2006      1.298          1.328         11,789,369
                                                       2005      1.244          1.298         14,545,290
                                                       2004      1.133          1.244         16,707,910
                                                       2003      0.872          1.133         19,034,774
                                                       2002      1.094          0.872         19,868,161
                                                       2001      1.182          1.094         19,065,688
                                                       2000      1.058          1.182         13,636,390
                                                       1999      0.871          1.058          7,815,322
                                                       1998      1.000          0.871          3,051,249

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.066          1.102                 --
                                                       2005      1.004          1.066         12,042,861
                                                       2004      0.941          1.004         13,862,916
                                                       2003      0.839          0.941         15,303,712
                                                       2002      0.911          0.839         15,615,585
                                                       2001      0.972          0.911         12,635,819
                                                       2000      1.000          0.972          5,246,201

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2006      1.004          1.053          1,528,686
                                                       2005      0.907          1.004          1,704,134
                                                       2004      0.805          0.907          2,091,607
                                                       2003      0.647          0.805          2,239,125
                                                       2002      0.931          0.647          2,609,664
                                                       2001      1.135          0.931          3,200,999
                                                       2000      1.000          1.135          2,447,663

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2006      0.381          0.405          4,395,664
                                                       2005      0.346          0.381          5,033,907
                                                       2004      0.349          0.346          6,578,130
                                                       2003      0.242          0.349          7,245,233
                                                       2002      0.415          0.242          7,815,420
                                                       2001      0.672          0.415          9,044,726
                                                       2000      1.000          0.672          7,604,465

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2006      0.584          0.679         11,950,925
                                                       2005      0.561          0.584         13,400,923
                                                       2004      0.544          0.561         16,410,151
                                                       2003      0.446          0.544         19,761,719
                                                       2002      0.609          0.446         22,039,418
                                                       2001      0.798          0.609         22,841,930
                                                       2000      1.000          0.798         13,421,744

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (5/98).........  2006      1.698          1.977         10,269,420
                                                       2005      1.655          1.698         12,540,421
                                                       2004      1.549          1.655         14,334,230
                                                       2003      1.130          1.549         14,439,056
                                                       2002      1.529          1.130         14,322,306
                                                       2001      1.522          1.529         12,398,140

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPI Investors Subaccount (Class I) (4/98).......  2006      1.377          1.606         11,310,649
                                                       2005      1.311          1.377         14,063,167
                                                       2004      1.204          1.311         16,356,631
                                                       2003      0.923          1.204         18,163,714
                                                       2002      1.216          0.923         19,758,109
                                                       2001      1.287          1.216         19,646,073
                                                       2000      1.132          1.287         12,889,045
                                                       1999      1.029          1.132          8,670,638
                                                       1998      1.000          1.029          3,232,444

Legg Mason Partners Variable Portfolios II
  LMPVPII Appreciation Subaccount (6/97).............  2006      1.466          1.660         14,869,892
                                                       2005      1.426          1.466         18,677,562
                                                       2004      1.329          1.426         22,475,470
                                                       2003      1.082          1.329         24,491,554
                                                       2002      1.330          1.082         25,634,852
                                                       2001      1.405          1.330         26,819,131
                                                       2000      1.431          1.405         26,294,804
                                                       1999      1.283          1.431         24,225,208
                                                       1998      1.092          1.283         16,532,767
                                                       1997      1.000          1.092          5,241,524

  LMPVPII Diversified Strategic Income Subaccount
  (6/97).............................................  2006      1.380          1.434          9,257,545
                                                       2005      1.364          1.380         11,553,739
                                                       2004      1.296          1.364         14,607,172
                                                       2003      1.176          1.296         17,617,282
                                                       2002      1.138          1.176         20,082,394
                                                       2001      1.118          1.138         24,186,665
                                                       2000      1.103          1.118         24,931,049
                                                       1999      1.100          1.103         28,198,595
                                                       1998      1.048          1.100         24,838,532
                                                       1997      1.000          1.048          5,444,154

  LMPVPII Equity Index Subaccount (Class II) (5/99)..  2006      0.914          1.038         10,983,568
                                                       2005      0.889          0.914         12,831,498
                                                       2004      0.818          0.889         15,207,948
                                                       2003      0.649          0.818         17,162,302
                                                       2002      0.848          0.649         16,724,050
                                                       2001      0.982          0.848         16,104,947
                                                       2000      1.098          0.982         10,807,508
                                                       1999      1.000          1.098          3,460,443

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  LMPVPII Fundamental Value Subaccount (5/98)........  2006      1.488          1.714         14,558,008
                                                       2005      1.440          1.488         17,545,007
                                                       2004      1.350          1.440         20,539,275
                                                       2003      0.987          1.350         21,769,927
                                                       2002      1.272          0.987         22,295,734
                                                       2001      1.362          1.272         18,253,433
                                                       2000      1.146          1.362          8,558,759
                                                       1999      0.953          1.146          4,963,010
                                                       1998      1.000          0.953          1,281,704

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Aggressive Growth Subaccount (5/01).......  2006      0.994          1.066         11,637,182
                                                       2005      0.903          0.994         13,541,443
                                                       2004      0.833          0.903         15,485,990
                                                       2003      0.628          0.833         16,612,602
                                                       2002      0.945          0.628         14,029,960
                                                       2001      1.000          0.945          6,698,010

  LMPVPIII Large Cap Growth Subaccount (5/01)........  2006      1.006          1.038          4,038,530
                                                       2005      0.970          1.006          4,746,576
                                                       2004      0.980          0.970          5,371,235
                                                       2003      0.673          0.980          5,913,451
                                                       2002      0.908          0.673          2,882,803
                                                       2001      1.000          0.908            928,528

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      2.601          2.480          4,574,044

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.519          1.603          8,707,327

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.431          1.579         15,316,114

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      2.153          2.210         21,260,353

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.604          1.684          7,261,473

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2006      1.001          1.079         11,316,802

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      0.676          0.668          2,250,203

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.222         13,183,586

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.069          1.045         21,925,713

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2006      1.400          1.456         16,208,285

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.203          1.232         19,072,650

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.586          1.610         31,641,936

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.960          2.014         18,174,254

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2006      1.851          1.981         40,939,825

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.070          5,714,894

Money Market Portfolio
  Money Market Subaccount (2/97).....................  2006      1.192          1.203                 --
                                                       2005      1.175          1.192         14,747,554
                                                       2004      1.179          1.175         17,581,926
                                                       2003      1.187          1.179         25,972,691
                                                       2002      1.187          1.187         50,704,937
                                                       2001      1.160          1.187         58,256,805
                                                       2000      1.107          1.160         34,878,359
                                                       1999      1.070          1.107         37,736,754
                                                       1998      1.033          1.070         16,762,447
                                                       1997      1.000          1.033          5,369,177

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2006      1.226          1.255         13,390,242
                                                       2005      1.213          1.226         16,153,210
                                                       2004      1.173          1.213         17,085,956
                                                       2003      1.132          1.173         20,011,288
                                                       2002      1.053          1.132         23,164,168
                                                       2001      1.000          1.053          5,336,214

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (7/01).............................................  2006      0.817          0.895            186,353
                                                       2005      0.773          0.817            308,563
                                                       2004      0.728          0.773            376,752
                                                       2003      0.560          0.728            449,770
                                                       2002      0.806          0.560            392,679
                                                       2001      1.000          0.806            154,441

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2006      1.118          1.408          2,592,546
                                                       2005      1.011          1.118          1,945,112
                                                       2004      0.882          1.011          1,744,100
                                                       2003      0.696          0.882          2,150,730
                                                       2002      0.857          0.696          2,571,497
                                                       2001      1.000          0.857            999,717

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (10/00)............................................  2006      0.634          0.676                 --
                                                       2005      0.591          0.634          2,770,233
                                                       2004      0.563          0.591          2,955,522
                                                       2003      0.442          0.563          3,054,095
                                                       2002      0.588          0.442          2,972,707
                                                       2001      0.783          0.588          2,101,669
                                                       2000      1.000          0.783            755,807

  Travelers Convertible Securities Subaccount
  (5/98).............................................  2006      1.504          1.604                 --
                                                       2005      1.520          1.504          8,757,633
                                                       2004      1.450          1.520         10,573,736
                                                       2003      1.165          1.450         10,930,899
                                                       2002      1.270          1.165         12,056,558
                                                       2001      1.299          1.270         12,986,021
                                                       2000      1.170          1.299          7,553,759
                                                       1999      1.000          1.170          2,431,429
                                                       1998      1.000          1.000            414,907

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/97).............................................  2006      2.380          2.601                 --
                                                       2005      2.146          2.380          5,986,220
                                                       2004      1.869          2.146          7,389,340
                                                       2003      1.417          1.869          8,080,624
                                                       2002      1.677          1.417          8,864,245
                                                       2001      1.773          1.677          8,489,614
                                                       2000      1.541          1.773          8,454,275
                                                       1999      1.377          1.541          6,716,626
                                                       1998      1.195          1.377          5,142,990
                                                       1997      1.000          1.195          1,668,733

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Equity Income Subaccount (12/96).........  2006      1.864          1.960                 --
                                                       2005      1.810          1.864         23,418,224
                                                       2004      1.670          1.810         28,399,295
                                                       2003      1.291          1.670         31,475,807
                                                       2002      1.521          1.291         34,048,347
                                                       2001      1.652          1.521         37,812,927
                                                       2000      1.535          1.652         37,849,058
                                                       1999      1.484          1.535         35,687,217
                                                       1998      1.339          1.484         25,733,333
                                                       1997      1.026          1.339          6,719,150

  Travelers Federated High Yield Subaccount (1/97)...  2006      1.480          1.519                 --
                                                       2005      1.464          1.480         11,404,495
                                                       2004      1.345          1.464         14,387,685
                                                       2003      1.114          1.345         17,386,355
                                                       2002      1.089          1.114         17,457,622
                                                       2001      1.084          1.089         18,647,220
                                                       2000      1.196          1.084         19,736,049
                                                       1999      1.177          1.196         22,260,856
                                                       1998      1.140          1.177         18,811,555
                                                       1997      1.000          1.140          4,566,993

  Travelers Federated Stock Subaccount (1/97)........  2006      1.804          1.869                 --
                                                       2005      1.737          1.804          6,419,270
                                                       2004      1.593          1.737          8,023,109
                                                       2003      1.266          1.593          9,198,349
                                                       2002      1.592          1.266         10,775,970
                                                       2001      1.588          1.592         12,221,263
                                                       2000      1.552          1.588         13,157,332
                                                       1999      1.494          1.552         14,406,177
                                                       1998      1.285          1.494         11,892,034
                                                       1997      1.000          1.285          3,816,999

  Travelers Large Cap Subaccount (12/96).............  2006      1.538          1.586                 --
                                                       2005      1.435          1.538         16,715,712
                                                       2004      1.366          1.435         20,122,965
                                                       2003      1.111          1.366         23,324,386
                                                       2002      1.459          1.111         27,044,542
                                                       2001      1.790          1.459         31,933,410
                                                       2000      2.123          1.790         34,231,282
                                                       1999      1.665          2.123         28,051,763
                                                       1998      1.245          1.665         15,040,703
                                                       1997      1.023          1.245          4,815,858

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers MFS(R) Mid Cap Growth Subaccount (4/98)..  2006      1.010          1.069                 --
                                                       2005      0.994          1.010         27,403,205
                                                       2004      0.883          0.994         12,380,637
                                                       2003      0.653          0.883         14,200,226
                                                       2002      1.295          0.653         14,799,098
                                                       2001      1.721          1.295         16,854,809
                                                       2000      1.595          1.721         14,558,647
                                                       1999      0.985          1.595          4,760,902
                                                       1998      1.000          0.985            965,761

  Travelers MFS(R) Total Return Subaccount (1/97)....  2006      1.792          1.851                 --
                                                       2005      1.765          1.792         42,204,461
                                                       2004      1.606          1.765         47,789,684
                                                       2003      1.397          1.606         53,094,881
                                                       2002      1.496          1.397         56,799,647
                                                       2001      1.517          1.496         58,954,968
                                                       2000      1.319          1.517         53,326,538
                                                       1999      1.303          1.319         54,290,552
                                                       1998      1.183          1.303         42,017,841
                                                       1997      1.000          1.183          9,959,634

  Travelers Mondrian International Stock Subaccount
  (12/96)............................................  2006      1.245          1.431                 --
                                                       2005      1.153          1.245         17,891,801
                                                       2004      1.010          1.153         20,542,498
                                                       2003      0.796          1.010         22,629,357
                                                       2002      0.928          0.796         26,640,453
                                                       2001      1.275          0.928         31,145,128
                                                       2000      1.460          1.275         30,394,514
                                                       1999      1.216          1.460         25,226,349
                                                       1998      1.095          1.216         17,270,810
                                                       1997      1.027          1.095          5,694,288

  Travelers Quality Bond Subaccount (12/96)..........  2006      1.412          1.400                 --
                                                       2005      1.409          1.412         20,273,723
                                                       2004      1.383          1.409         23,570,906
                                                       2003      1.311          1.383         28,033,537
                                                       2002      1.257          1.311         32,768,047
                                                       2001      1.190          1.257         35,205,769
                                                       2000      1.128          1.190         26,960,877
                                                       1999      1.131          1.128         26,069,226
                                                       1998      1.057          1.131         15,435,236
                                                       1997      1.001          1.057          3,137,736

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (12/96)......  2006      1.412          1.474                 --
                                                       2005      1.403          1.412         24,707,241
                                                       2004      1.291          1.403         29,314,349
                                                       2003      0.988          1.291         34,083,675
                                                       2002      1.508          0.988         39,829,841
                                                       2001      1.765          1.508         49,964,273
                                                       2000      2.189          1.765         55,775,319
                                                       1999      1.679          2.189         47,167,905
                                                       1998      1.319          1.679         31,011,054
                                                       1997      1.037          1.319          8,259,362

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (12/00)............................................  2006      1.247          1.427         12,345,440
                                                       2005      1.215          1.247         13,425,577
                                                       2004      1.049          1.215         13,686,038
                                                       2003      0.814          1.049         13,579,574
                                                       2002      1.024          0.814         13,051,055
                                                       2001      1.069          1.024          8,766,086

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (12/00)........................................  2006      0.618          0.625          4,177,532
                                                       2005      0.582          0.618          4,942,343
                                                       2004      0.553          0.582          5,149,205
                                                       2003      0.441          0.553          5,527,661
                                                       2002      0.664          0.441          6,091,660
                                                       2001      0.986          0.664          4,736,674

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2006      1.172          1.288         15,492,664
                                                       2005      1.019          1.172         14,943,854
                                                       2004      0.897          1.019         13,917,723
                                                       2003      0.710          0.897         12,297,582
                                                       2002      0.796          0.710         10,767,860
                                                       2001      0.923          0.796          8,215,904
                                                       2000      1.000          0.923          3,718,600

  VIP Mid Cap Subaccount (Service Class 2) (1/01)....  2006      1.729          1.917          6,767,359
                                                       2005      1.486          1.729          7,176,700
                                                       2004      1.209          1.486          6,512,470
                                                       2003      0.887          1.209          5,739,048
                                                       2002      0.999          0.887          4,832,433
                                                       2001      1.000          0.999          1,308,941




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM V.I. Premier Equity Fund merged into AIM Variable Insurance Funds-AIM V.I. Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, AllianceBernstein Variable Products Series Fund, Inc.-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Federated High Yield Portfolio                 BlackRock High Yield Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Janus Capital Appreciation Portfolio           Janus Forty Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST               VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio                      Strategic Growth Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds, and/or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap         Legg Mason Partners Variable Fundamental
     Portfolio -- Class I                           Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio -- (Single share class)              Portfolio -- Class I
  Legg Mason Partners Variable Equity Index    Legg Mason Partners Variable Equity Index
     Portfolio                                      Portfolio
  Legg Mason Partners Variable Fundamental     Legg Mason Partners Variable Fundamental
     Value Portfolio -- (Single share class)        Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio -- (Single share class)       Growth Portfolio -- Class I
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio -- (Single share class)       Portfolio -- Class I


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I        Capital Guardian U.S. Equity
                                                    Portfolio -- Class A
CREDIT SUISSE TRUST                            MET INVESTORS SERIES TRUST
  Emerging Markets Portfolio                   MFS(R) Emerging Markets Equity
                                                    Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT International Equity               MFS(R) Research International
     Fund -- Class IB                               Portfolio -- Class B

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                 METLIFE ACCESS
                              METLIFE ACCESS SELECT

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                DECEMBER 7, 2007

                                       FOR

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our"). Effective December 7, 2007, Contracts formerly issued by MetLife Life and Annuity Company of Connecticut ("MLAC") have become Contracts of the Company as a result of the merger of MLAC with and into the Company with the Company as the surviving company.

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 30, 2007, as supplemented on December 7, 2007. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                                   ITEM
                                                                                   ----
THE INSURANCE COMPANY...........................................................      2
PRINCIPAL UNDERWRITER...........................................................      2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................      2
VALUATION OF ASSETS.............................................................      4
FEDERAL TAX CONSIDERATIONS......................................................      5
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................      9
FINANCIAL STATEMENTS............................................................      1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MLAC, a stock life insurance company chartered in 1973 in Connecticut. On December 7, 2007, MLAC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also has become responsible for all of the MLAC's liabilities and obligations, including those created under Contracts initially issued by MLAC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Fund ABD II for Variable Annuities (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                                    UNDERWRITING COMMISSIONS PAID       AMOUNT OF UNDERWRITING
                                                      TO THE DISTRIBUTOR BY THE      COMMISSIONS RETAINED BY THE
YEAR                                                          COMPANY(+)                     DISTRIBUTOR
----                                                -----------------------------    ---------------------------
2006                                                         $ 62,664,479                         $0
                                                             ------------                         --
          2005                                               $ 90,942,874                         $0
                                                             ------------                         --
          2004                                               $104,087,148                         $0
                                                             ------------                         --


(+)MLAC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLAC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,289 to $5,893,669. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $650,170 to $26,200,094. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $652,459 to $32,093,763.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock

Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $45,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2007 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2007 is $45,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2007. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2007).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of MetLife of CT Fund ABD II for Variable Annuities (formerly, The Travelers Fund ABD II for Variable Annuities) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

ANNUAL REPORT
December 31, 2006











                            MetLife of CT Fund ABD II
                             for Variable Annuities
                                       of
                 MetLife Life and Annuity Company of Connecticut

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Policyholders of
MetLife of CT Fund ABD II for Variable Annuities and the Board of Directors of MetLife Life and Annuity Company of Connecticut:

We have audited the accompanying statement of assets and liabilities of the Subaccounts (as disclosed in Appendix A) comprising MetLife of CT Fund ABD II for Variable Annuities (formerly, The Travelers Fund ABD II for Variable Annuities) (the "Separate Account") of MetLife Life and Annuity Company of Connecticut (formerly, The Travelers Life and Annuity Company) ("MLAC") as of December 31, 2006, the related statement of operations for the period in the year then ended, and the statements of changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in footnote 5 for the periods in the three years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts comprising the Separate Account of MLAC as of December 31, 2006, the results of their operations for the period in the year then ended, and the changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 19, 2007
(December 7, 2007 as to Note 7)

                                   APPENDIX A

AIM V.I. Core Equity Subaccount (Series I)
AIM V.I. Premier Equity Subaccount(Series I)
AllianceBernstein Large-Cap Growth Subaccount (Class B)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
Delaware VIP REIT Subaccount (Standard Class)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWSI Growth & Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
FAMVS Mercury Global Allocation V.I. Subaccount (Class III)
FAMVS Mercury Value Opportunities V.I. Subaccount (Class III) FTVIPT Mutual Shares Securities Subaccount (Class 2)
FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
FTVIPT Templeton Growth Securities Subaccount (Class 2)
High Yield Bond Subaccount
Janus Aspen Balanced Subaccount (Service Shares)
Janus Aspen Forty Subaccount (Service Shares)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Value Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
Lazard Retirement Small Cap Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI Global High Yield Bond Subaccount (Class I)
LMPVPI Investors Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPI Small Cap Growth Subaccount (Class I)
LMPVPI Strategic Bond Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Appreciation Subaccount
LMPVPII Diversified Strategic Income Subaccount
LMPVPII Equity Index Subaccount (Class II)
LMPVPII Fundamental Value Subaccount
LMPVPII Growth and Income Subaccount (Class I)
LMPVPIII Adjustable Rate Income Subaccount
LMPVPIII Aggressive Growth Subaccount
LMPVPIII Large Cap Growth Subaccount
LMPVPIII Social Awareness Stock Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
Managed Assets Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Capital Appreciation Subaccount (Class A)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST MFS(R) Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
Money Market--Subaccount
Morgan Stanley--Equity Subaccount (Class Y)
Morgan Stanley S&P 500--Index Subaccount (Class Y)
Morgan Stanley--Dividend Growth Subaccount (Class Y)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MFS(R) Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management High Yield Bond Subaccount (Class A) MSF Western Asset Management U.S. Government Subaccount (Class A) Oppenheimer Main Street/VA Subaccount (Service Shares)
PIMCO VIT Real Return Subaccount (Administrative Class)
PIMCO VIT Total Return Subaccount (Administrative Class)
Putnam VT Discovery Growth Subaccount (Class IB)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)
Travelers AIM Capital Appreciation Subaccount
Travelers Convertible Securities Subaccount
Travelers Disciplined Mid Cap Stock Subaccount
Travelers Equity Income Subaccount
Travelers Federated High Yield Subaccount
Travelers Federated Stock Subaccount
Travelers Large Cap Subaccount
Travelers Mercury Large Cap Core Subaccount
Travelers MFS(R) Mid Cap Growth Subaccount
Travelers MFS(R) Total Return Subaccount
Travelers MFS(R) Value Subaccount
Travelers Mondrian International Stock Subaccount
Travelers Pioneer Fund Subaccount
Travelers Pioneer Strategic Income Subaccount
Travelers Quality Bond Subaccount
Travelers Strategic Equity Subaccount
Travelers Style Focus Series: Small Cap Value Subaccount
Travelers U.S. Government Securities Subaccount
UIF Core Plus Fixed Income Subaccount (Class II)
UIF Emerging Markets Equity Subaccount (Class I)
UIF Equity and Income Subaccount (Class II)
UIF Equity Growth Subaccount (Class I)
UIF Global Franchise Subaccount (Class II)
UIF Global Value Equity Subaccount (Class I)
UIF Mid Cap Growth Subaccount (Class I)
UIF Small Company Growth Subaccount (Class II)
UIF Technology Subaccount (Class I)
UIF U.S. Mid Cap Value Subaccount (Class I)
UIF U.S. Real Estate Subaccount (Class I)
UIF Value Subaccount (Class I)
Van Kampen LIT Comstock Subaccount (Class I)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class I)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Government Subaccount (Class I)
Van Kampen LIT Government Subaccount (Class II)
Van Kampen LIT Growth and Income Subaccount (Class I)
Van Kampen LIT Growth and Income Subaccount (Class II)
Van Kampen LIT Money Market Subaccount (Class I)
Van Kampen LIT Money Market Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)
Van Kampen LIT Strategic Growth Subaccount (Class II)
VIP Contrafund(R) Subaccount (Service Class 2)
VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
VIP Mid Cap Subaccount (Service Class 2)

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF ASSETS AND LIABILITIES
                                December 31, 2006


                                                 AIM V.I.       American Funds   American Funds    American Funds
                                               Core Equity      Global Growth        Growth        Growth-Income
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                (Series I)         (Class 2)        (Class 2)         (Class 2)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value                  $  2,233,551      $  1,096,173     $  1,903,805      $  6,886,373
                                              -------------     -------------    -------------     -------------
      Total Assets                                2,233,551         1,096,173        1,903,805         6,886,373
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                   156                76              135               491
    Administrative fees                                  18                 9               16                57
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                                 174                85              151               548
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $  2,233,377      $  1,096,088     $  1,903,654      $  6,885,825
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006



                                              Credit Suisse      Dreyfus VIF      Dreyfus VIF       DWSI Growth
                                              Trust Emerging     Appreciation  Developing Leaders     & Income
                                                  Markets         Subaccount       Subaccount        Subaccount
                                                Subaccount     (Initial Shares) (Initial Shares)      (Class B)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value                  $  5,756,375      $  7,280,403     $ 16,134,283      $    662,557
                                              -------------     -------------    -------------     -------------
      Total Assets                                5,756,375         7,280,403       16,134,283           662,557
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                   395               504            1,112                67
    Administrative fees                                  48                60              133                 6
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                --                5                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                                 443               564            1,250                73
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $  5,755,932      $  7,279,839     $ 16,133,033      $    662,484
                                              =============     =============    =============     =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES
               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                         FTVIPT Templeton
  DWSII International   Developing Markets    FTVIPT Templeton                          Janus Aspen          Janus Aspen
     Select Equity          Securities       Foreign Securities  Janus Aspen Forty   Global Life Sciences   Global Technology
       Subaccount           Subaccount           Subaccount          Subaccount           Subaccount           Subaccount
        (Class B)            (Class 2)            (Class 2)       (Service Shares)     (Service Shares)     (Service Shares)
   ------------------   ------------------   ------------------  ------------------   ------------------    -----------------

      $  5,349,708         $    761,852         $    477,956        $  5,110,685         $  1,673,969        $   1,882,664
     -------------        -------------        -------------       -------------        -------------        -------------
         5,349,708              761,852              477,956           5,110,685            1,673,969            1,882,664
     -------------        -------------        -------------       -------------        -------------        -------------


               551                   55                   35                 391                  116                  131
                44                    6                    4                  42                   14                   16

                --                   --                   --                  --                    5                    5
     -------------        -------------        -------------       -------------        -------------        -------------
               595                   61                   39                 433                  135                  152

      $  5,349,113         $    761,791         $    477,917        $  5,110,252         $  1,673,834        $   1,882,512
     =============        =============        =============       =============        =============        =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                                               Janus Aspen       Janus Aspen                       LMPVPI Global
                                              Mid Cap Value    Worldwide Growth  LMPVPI All Cap   High Yield Bond
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                             (Service Shares)  (Service Shares)     (Class I)         (Class I)
                                             ----------------  ----------------  --------------   ---------------
Assets:
  Investments at market value                  $  3,151,864      $ 10,968,405     $ 33,217,873      $ 11,209,365
                                              -------------     -------------    -------------     -------------
      Total Assets                                3,151,864        10,968,405       33,217,873        11,209,365
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                   261               790            2,519               920
    Administrative fees                                  26                90              273                92
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                10               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                                 287               890            2,792             1,012
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $  3,151,577      $ 10,967,515     $ 33,215,081      $ 11,208,353
                                              =============     =============    =============     =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                            LMPVPI Large       LMPVPI Small          LMPVPI            LMPVPII
       LMPVPI Investors      Cap Growth         Cap Growth       Strategic Bond   Aggressive Growth       LMPVPII
          Subaccount         Subaccount         Subaccount         Subaccount         Subaccount        Appreciation
           (Class I)          (Class I)          (Class I)          (Class I)          (Class I)         Subaccount
      ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

         $ 23,185,730       $  2,918,892       $ 14,699,500       $ 26,658,759       $  2,965,685       $ 24,884,607

           23,185,730          2,918,892         14,699,500         26,658,759          2,965,685         24,884,607
        -------------      -------------      -------------      -------------      -------------      -------------


                1,666                253              1,231              2,205                284              1,707
                  191                 24                120                219                 24                204

                  330                 --                 --                 --                 --                 --
        -------------      -------------      -------------      -------------      -------------      -------------
                2,187                277              1,351              2,424                308              1,911
        -------------      -------------      -------------      -------------      -------------      -------------
         $ 23,183,543       $  2,918,615       $ 14,698,149       $ 26,656,335       $  2,965,377       $ 24,882,696
        =============      =============      =============      =============      =============      =============



              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                                                 LMPVPII           LMPVPII          LMPVPII           LMPVPII
                                               Diversified       Equity Index     Fundamental    Growth and Income
                                             Strategic Income     Subaccount          Value          Subaccount
                                                Subaccount        (Class II)       Subaccount         (Class I)
                                            ------------------   -------------    ------------   ------------------
Assets:
  Investments at market value                  $ 13,274,852      $ 12,011,197     $ 26,170,212      $    215,251
                                              -------------     -------------    -------------     -------------
      Total Assets                               13,274,852        12,011,197       26,170,212           215,251
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                   910               833            1,806                17
    Administrative fees                                 109                98              215                 2
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                 5               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                               1,019               936            2,021                19
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $ 13,273,833      $ 12,010,261     $ 26,168,191      $    215,232
                                              =============     =============    =============     =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


        LMPVPIII                                                 LMPVPIII         Lord Abbett        Lord Abbett
    Adjustable Rate        LMPVPIII           LMPVPIII       Social Awareness  Growth and Income    Mid-Cap Value
         Income        Aggressive Growth  Large Cap Growth         Stock           Subaccount         Subaccount
       Subaccount         Subaccount         Subaccount         Subaccount         (Class VC)         (Class VC)
   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

      $    296,273       $ 13,171,588       $  4,264,770       $    117,295       $    788,678       $    969,286
     -------------      -------------      -------------      -------------      -------------      -------------
           296,273         13,171,588          4,264,770            117,295            788,678            969,286
     -------------      -------------      -------------      -------------      -------------      -------------


                21                911                293                  8                 63                 72
                 2                108                 35                  1                  6                  8

                --                 --                 --                 --                 --                 --
     -------------      -------------      -------------      -------------      -------------      -------------
                23              1,019                328                  9                 69                 80
     -------------      -------------      -------------      -------------      -------------      -------------
      $    296,250       $ 13,170,569       $  4,264,442       $    117,286       $    788,609       $    969,206
     =============      =============      =============      =============      =============      =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006



                                            MIST Batterymarch   MIST BlackRock   MIST BlackRock     MIST Dreman
                                              Mid-Cap Stock       High Yield     Large-Cap Core   Small-Cap Value
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class A)         (Class A)        (Class A)         (Class A)
                                            ------------------  ---------------  ---------------  ----------------
Assets:
  Investments at market value                  $ 11,849,059      $ 14,485,287     $  1,347,708      $  1,028,861
                                              -------------     -------------    -------------     -------------
      Total Assets                               11,849,059        14,485,287        1,347,708         1,028,861
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                   819               999               92               112
    Administrative fees                                  97               119               11                 9
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                10               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                                 916             1,128              103               121
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $ 11,848,143      $ 14,484,159     $  1,347,605      $  1,028,740
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                                                   MIST Legg
      MIST Harris Oakmark       MIST Janus         Mason Partners     MIST Lord Abbett    MIST Lord Abbett    MIST Lord Abbett
         International     Capital Appreciation    Managed Assets      Bond Debenture    Growth and Income     Mid-Cap Value
           Subaccount           Subaccount           Subaccount          Subaccount          Subaccount          Subaccount
            (Class A)            (Class A)            (Class A)           (Class A)           (Class B)           (Class B)
       ------------------   ------------------     ---------------   ------------------  ------------------  ------------------

          $ 24,542,196         $ 47,650,554         $    232,528        $ 12,648,786        $ 12,929,312        $     78,769
         -------------        -------------        -------------       -------------       -------------       -------------
            24,542,196           47,650,554              232,528          12,648,786          12,929,312              78,769
         -------------        -------------        -------------       -------------       -------------       -------------


                 1,632                3,274                   16                 872                 723                   6
                   202                  392                    2                 104                 106                  --

                     5                   17                   --                 340                   4                  --
         -------------        -------------        -------------       -------------       -------------       -------------
                 1,839                3,683                   18               1,316                 833                   6
         -------------        -------------        -------------       -------------       -------------       -------------
          $ 24,540,357         $ 47,646,871         $    232,510        $ 12,647,470        $ 12,928,479        $     78,763
         =============        =============        =============       =============       =============       =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                                               MIST Met/AIM          MIST          MIST Neuberger          MIST
                                           Capital Appreciation   MFS(R) Value   Berman Real Estate   Pioneer Fund
                                                Subaccount        Subaccount         Subaccount        Subaccount
                                                 (Class A)         (Class A)         (Class A)          (Class A)
                                            -------------------   -------------  ------------------- --------------
Assets:
  Investments at market value                  $  2,665,913      $  1,209,077     $ 33,285,859      $     48,497
                                              -------------     -------------    -------------     -------------
      Total Assets                                2,665,913         1,209,077       33,285,859            48,497
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                   223                87            2,659                 3
    Administrative fees                                  22                10              274                 1
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                                 245                97            2,933                 4
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $  2,665,668      $  1,208,980     $ 33,282,926      $     48,493
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


       MIST Pioneer    MIST Third Avenue    MSF BlackRock      MSF BlackRock      MSF BlackRock          MSF FI
     Strategic Income   Small Cap Value   Aggressive Growth     Bond Income        Money Market        Large Cap
        Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
         (Class A)          (Class B)          (Class D)          (Class A)          (Class A)          (Class A)
    ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

       $  3,442,938       $    504,924       $ 23,218,042       $ 24,175,697       $ 36,316,492       $ 62,241,241
      -------------      -------------      -------------      -------------      -------------      -------------
          3,442,938            504,924         23,218,042         24,175,697         36,316,492         62,241,241
      -------------      -------------      -------------      -------------      -------------      -------------


                237                 36              1,594              1,663              2,712              4,531
                 28                  4                191                199                298                512

                 --                 --                  9                 --                 --                 15
      -------------      -------------      -------------      -------------      -------------      -------------
                265                 40              1,794              1,862              3,010              5,058
      -------------      -------------      -------------      -------------      -------------      -------------
       $  3,442,673       $    504,884       $ 23,216,248       $ 24,173,835       $ 36,313,482       $ 62,236,183
      =============      =============      =============      =============      =============      =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006



                                                  MSF FI           MSF MFS(R)     MSF Oppenheimer  MSF T. Rowe Price
                                              Value Leaders      Total Return      Global Equity   Large Cap Growth
                                                Subaccount        Subaccount        Subaccount        Subaccount
                                                 (Class D)         (Class F)        (Class B)         (Class B)
                                            ----------------     -------------   ----------------  -----------------
Assets:
  Investments at market value                  $ 51,178,837    $  110,279,677     $ 20,123,458      $  6,386,650
                                              -------------   ---------------    -------------     -------------
      Total Assets                               51,178,837       110,279,677       20,123,458         6,386,650
                                              -------------   ---------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                 3,818             8,309            1,864               441
    Administrative fees                                 421               907              165                53
  Due to MetLife Life and Annuity
    Company of Connecticut                              330                25               --                --
                                              -------------   ---------------    -------------     -------------
      Total Liabilities                               4,569             9,241            2,029               494
                                              -------------   ---------------    -------------     -------------
Net Assets:                                    $ 51,174,268    $  110,270,436     $ 20,121,429      $  6,386,156
                                              =============   ===============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


       MSF Western          MSF Western
       Asset Management   Asset Management    Morgan Stanley     Morgan Stanley     Morgan Stanley        PIMCO VIT
      High Yield Bond     U.S. Government    Dividend Growth        Equity          S&P 500 Index         Real Return
        Subaccount         Subaccount          Subaccount         Subaccount         Subaccount           Subaccount
         (Class A)          (Class A)          (Class Y)          (Class Y)          (Class Y)       (Administrative Class)
     ------------------  -----------------   ----------------   ----------------   ----------------  ----------------------

       $    125,981       $    106,018       $  1,136,447       $    354,795       $  5,691,540       $   651,618
      -------------      -------------      -------------      -------------      -------------      -------------
            125,981            106,018          1,136,447            354,795          5,691,540            651,618
      -------------      -------------      -------------      -------------      -------------      -------------


                  9                  6                107                 36                544                 48
                  1                  1                 10                  3                 47                  5

                 --                 --                 --                 --                 --                 --
      -------------      -------------      -------------      -------------      -------------      -------------
                 10                  7                117                 39                591                 53
      -------------      -------------      -------------      -------------      -------------      -------------
       $    125,971       $    106,011       $  1,136,330       $    354,756       $  5,690,949       $    651,565
      =============      =============      =============      =============      =============      =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                                                PIMCO VIT            Putnam VT          Putnam VT             Putnam VT
                                               Total Return       Discovery Growth   International Equity   Small Cap Value
                                                Subaccount           Subaccount         Subaccount            Subaccount
                                          (Administrative Class)     (Class IB)         (Class IB)            (Class IB)
                                          ----------------------  -----------------  --------------------   ---------------
Assets:
  Investments at market value                  $ 17,726,979        $    171,964         $  3,912,036          $  3,635,705
                                              -------------        ------------        -------------         -------------
      Total Assets                               17,726,979             171,964            3,912,036             3,635,705
                                              -------------        ------------        -------------         -------------
Liabilities:
  Payables:
    Insurance charges                                 1,231                  12                  272                   252
    Administrative fees                                 146                   2                   32                    30
  Due to MetLife Life and Annuity
    Company of Connecticut                              500                  --                   --                     --
                                              -------------       -------------        -------------         -------------
      Total Liabilities                               1,877                  14                  304                   282
                                              -------------       -------------        -------------         -------------
Net Assets:                                    $ 17,725,102        $    171,950         $  3,911,732          $  3,635,423
                                              =============       =============        =============         =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


              UIF Core Plus       UIF Emerging                           UIF Global          UIF Mid           UIF Small
               Fixed Income      Markets Equity   UIF Equity Growth     Value Equity        Cap Growth       Company Growth
                Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
                (Class II)          (Class I)          (Class I)          (Class I)          (Class I)         (Class II)
            ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

               $  6,270,571       $ 14,625,279       $  8,966,199       $ 23,105,129       $ 11,455,294       $  3,979,213
              -------------      -------------      -------------      -------------      -------------      -------------
                  6,270,571         14,625,279          8,966,199         23,105,129         11,455,294          3,979,213
              -------------      -------------      -------------      -------------      -------------      -------------


                        596              1,281                739              1,792                933                396
                         52                120                 74                190                 94                 33

                         --                 --                 --                 --                 --                 --
              -------------      -------------      -------------      -------------      -------------      -------------
                        648              1,401                813              1,982              1,027                429
              -------------      -------------      -------------      -------------      -------------      -------------
               $  6,269,923       $ 14,623,878       $  8,965,386       $ 23,103,147       $ 11,454,267       $  3,978,784
              =============      =============      =============      =============      =============      =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                                                 UIF U.S.                          Van Kampen        Van Kampen
                                              Mid Cap Value       UIF Value       LIT Comstock      LIT Comstock
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class I)         (Class I)        (Class I)        (Class II)
                                            ------------------------------------------------------------------------
Assets:
  Investments at market value                  $ 27,158,039      $ 20,198,337     $  4,240,578      $ 73,845,032
                                              -------------     -------------    -------------     -------------
      Total Assets                               27,158,039        20,198,337        4,240,578        73,845,032
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                 2,132             1,544              291             6,262
    Administrative fees                                 223               166               35               607
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                               2,355             1,710              326             6,869
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $ 27,155,684      $ 20,196,627     $  4,240,252      $ 73,838,163
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


            Van Kampen         Van Kampen         Van Kampen         Van Kampen       Van Kampen LIT     Van Kampen LIT
          LIT Enterprise     LIT Enterprise     LIT Government     LIT Government   Growth and Income  Growth and Income
            Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
             (Class I)         (Class II)          (Class I)         (Class II)          (Class I)         (Class II)
        ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

           $  4,531,858       $  4,383,465       $  4,591,100       $ 22,261,243       $ 13,768,064       $ 49,616,713
          -------------      -------------      -------------      -------------      -------------      -------------
              4,531,858          4,383,465          4,591,100         22,261,243         13,768,064         49,616,713
          -------------      -------------      -------------      -------------      -------------      -------------


                    310                362                315              1,739                943              4,199
                     37                 36                 38                183                114                408

                     --                 --                 --                 --                 --                 --
          -------------      -------------      -------------      -------------      -------------      -------------
                    347                398                353              1,922              1,057              4,607
          -------------      -------------      -------------      -------------      -------------      -------------
           $  4,531,511       $  4,383,067       $  4,590,747       $ 22,259,321       $ 13,767,007       $ 49,612,106
          =============      =============      =============      =============      =============      =============



              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                                              Van Kampen LIT    Van Kampen LIT                         VIP Dynamic
                                             Strategic Growth  Strategic Growth  VIP Contrafund(R) Capital Appreciation
                                                Subaccount        Subaccount        Subaccount          Subaccount
                                                 (Class I)        (Class II)     (Service Class 2)  (Service Class 2)
                                            -----------------  ----------------  -----------------  -------------------
Assets:
  Investments at market value                  $  4,931,857      $ 11,411,912     $ 50,832,838      $    414,325
                                              -------------     -------------    -------------     -------------
      Total Assets                                4,931,857        11,411,912       50,832,838           414,325
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges                                   338               992            4,251                32
    Administrative fees                                  40                94              418                 4
  Due to MetLife Life and Annuity
    Company of Connecticut                               --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities                                 378             1,086            4,669                36
                                              -------------     -------------    -------------     -------------
Net Assets:                                    $  4,931,479      $ 11,410,826     $ 50,828,169      $    414,289
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Concluded)
                                December 31, 2006



               VIP Mid Cap
              Subaccount
           (Service Class 2)
          ------------------

             $ 30,958,716

               30,958,716
            -------------


                    2,566
                      254

                       --
            -------------
                    2,820
            -------------
             $ 30,955,896
            =============



              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                             STATEMENT OF OPERATIONS
                      For the year ended December 31, 2006

                                                 AIM V.I.          AIM V.I.     AllianceBernstein  American Funds
                                               Core Equity      Premier Equity  Large-Cap Growth   Global Growth
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                (Series I)        (Series I)        (Class B)         (Class 2)
                                            ----------------    --------------- -----------------  ---------------
Investment Income:
  Dividends                                    $     12,084      $     23,398     $          --      $      5,528
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                  18,904             9,225           26,818             9,383
  Administrative fees                                 2,235             1,091            3,197             1,111
                                              -------------     -------------    -------------     -------------
    Total expenses                                   21,139            10,316           30,015            10,494
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                   (9,055)           13,082          (30,015)           (4,966)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --                --               --                --
    Realized gain (loss) on sale of
      investments                                     5,799            51,086         (603,242)           31,378
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                            5,799            51,086         (603,242)           31,378
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                175,249            47,380          608,422           111,024
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $    171,993      $    111,548     $    (24,835)     $    137,436
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


            American Funds     American Funds                                              Delaware         Dreyfus VIF
                Growth         Growth-Income         Capital         Credit Suisse         VIP REIT         Appreciation
              Subaccount         Subaccount        Appreciation  Trust Emerging Markets   Subaccount         Subaccount
               (Class 2)          (Class 2)         Subaccount         Subaccount      (Standard Class)   (Initial Shares)
          ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

              $    14,289       $    101,527       $         --       $     30,775       $    173,420       $   115,624
            -------------      -------------      -------------      -------------      -------------      -------------

                   19,529             86,060            226,733             73,449             36,756             92,268
                    2,282              9,929             27,134              8,795              4,368             10,951
            -------------      -------------      -------------      -------------      -------------      -------------
                   21,811             95,989            253,867             82,244             41,124            103,219
            -------------      -------------      -------------      -------------      -------------      -------------
                   (7,522)             5,538           (253,867)           (51,469)           132,296             12,405
            -------------      -------------      -------------      -------------      -------------      -------------


                   10,141            157,048          2,001,359             75,587            578,212                --

                   33,057            163,943          3,716,639          1,297,382          2,745,983            147,954
            -------------      -------------      -------------      -------------      -------------      -------------
                   43,198            320,991          5,717,998          1,372,969          3,324,195            147,954
            -------------      -------------      -------------      -------------      -------------      -------------

                   93,013            515,318         (6,013,521)           221,950         (2,753,981)           846,335
            -------------      -------------      -------------      -------------      -------------      -------------

             $    128,689       $    841,847       $   (549,390)      $  1,543,450       $    702,510       $  1,006,694
            =============      =============      =============      =============      =============      =============



              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006



                                                                                     DWSII             FAMVS
                                               Dreyfus VIF       DWSI Growth     International     Mercury Global
                                            Developing Leaders     & Income      Select Equity    Allocation V.I.
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                             (Initial Shares)      (Class B)        (Class B)        (Class III)
                                            -------------------  ------------    --------------   ----------------
Investment Income:
  Dividends                                    $     73,451      $      4,021     $     71,588      $         --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                 223,992            12,051           86,994                68
  Administrative fees                                26,718               978            6,951                 8
                                              -------------     -------------    -------------     -------------
    Total expenses                                  250,710            13,029           93,945                76
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                 (177,259)           (9,008)         (22,357)              (76)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                    1,518,961                --               --                --
    Realized gain (loss) on sale of
      investments                                   701,938            14,840           86,970             1,171
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                        2,220,899            14,840           86,970             1,171
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                             (1,695,047)           62,378          867,327                35
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $    348,593      $     68,210     $    931,940      $      1,130
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                   FTVIPT Templeton
             FAMVS Mercury        FTVIPT Mutual    Developing Markets  FTVIPT Templeton    FTVIPT Templeton
       Value Opportunities V.I. Shares Securities     Securities      Foreign Securities  Growth Securities
              Subaccount           Subaccount         Subaccount         Subaccount           Subaccount      High Yield Bond
              (Class III)          (Class 2)          (Class 2)          (Class 2)            (Class 2)         Subaccount
          ------------------    -----------------  ------------------ ------------------  ------------------ ------------------

              $         2       $         --       $      7,852       $      3,995       $         --       $     15,161
            -------------      -------------      -------------      -------------      -------------      -------------

                      233              8,372              8,735              4,351             15,707                962
                       27                912              1,016                490              1,791                115
            -------------      -------------      -------------      -------------      -------------      -------------
                      260              9,284              9,751              4,841             17,498              1,077
            -------------      -------------      -------------      -------------      -------------      -------------
                     (258)            (9,284)            (1,899)              (846)           (17,498)            14,084
            -------------      -------------      -------------      -------------      -------------      -------------


                    8,615                 --                 --                 --                 --              1,209

                  (13,929)           512,799             37,275              2,070          1,090,294             (9,117)
            -------------      -------------      -------------      -------------      -------------      -------------
                   (5,314)           512,799             37,275              2,070          1,090,294             (7,908)
            -------------      -------------      -------------      -------------      -------------      -------------

                   10,335           (376,587)           102,190             58,665           (761,117)              (650)
            -------------      -------------      -------------      -------------      -------------      -------------

             $      4,763       $    126,928       $    137,566       $     59,889       $    311,679       $      5,526
            =============      =============      =============      =============      =============      =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                               Janus Aspen       Janus Aspen         Janus Aspen         Janus Aspen
                                                 Balanced           Forty        Global Life Sciences   Global Technology
                                                Subaccount        Subaccount          Subaccount          Subaccount
                                             (Service Shares)  (Service Shares)    (Service Shares)    (Service Shares)
                                            -----------------  ----------------- --------------------  ------------------
Investment Income:
  Dividends                                    $         --      $      7,002     $         --      $         --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                  88,377            69,265           23,043            24,379
  Administrative fees                                 9,840             7,385            2,741             2,893
                                              -------------     -------------    -------------     -------------
    Total expenses                                   98,217            76,650           25,784            27,272
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                  (98,217)          (69,648)         (25,784)          (27,272)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --                --               --                --
    Realized gain (loss) on sale of
      investments                                 3,097,371           219,068           94,677            (1,489)
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                        3,097,371           219,068           94,677            (1,489)
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                             (2,336,089)          213,809           12,083           140,784
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $    663,065      $    363,229     $     80,976      $    112,023
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


        Janus Aspen        Janus Aspen                              LMPVPI          LMPVPI Global        LMPVPI
       Mid Cap Value     Worldwide Growth  Lazard Retirement       All Cap        High Yield Bond       Investors
         Subaccount         Subaccount         Small Cap          Subaccount         Subaccount         Subaccount
      (Service Shares)   (Service Shares)      Subaccount          (Class I)          (Class I)          (Class I)
     -----------------  -----------------  -----------------  ------------------ -----------------  ------------------

        $     30,146       $    168,346       $         --       $    427,446       $    639,835       $    359,403
       -------------      -------------      -------------      -------------      -------------      -------------

              44,077            137,569              2,878            451,888            173,837            301,043
               4,360             15,649                338             49,112             17,527             34,586
       -------------      -------------      -------------      -------------      -------------      -------------
              48,437            153,218              3,216            501,000            191,364            335,629
       -------------      -------------      -------------      -------------      -------------      -------------
             (18,291)            15,128             (3,216)           (73,554)           448,471             23,774
       -------------      -------------      -------------      -------------      -------------      -------------


             134,932                 --             22,673          1,157,607             63,975            514,253

              88,166            475,157             12,203          1,364,361            199,016          1,041,985
       -------------      -------------      -------------      -------------      -------------      -------------
             223,098            475,157             34,876          2,521,968            262,991          1,556,238
       -------------      -------------      -------------      -------------      -------------      -------------

             157,447          1,070,554                320          2,509,719            279,020          1,951,359
       -------------      -------------      -------------      -------------      -------------      -------------

        $    362,254       $  1,560,839       $     31,980       $  4,958,133       $    990,482       $  3,531,371
       =============      =============      =============      =============      =============      =============



              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                               LMPVPI Large      LMPVPI Small        LMPVPI           LMPVPII
                                                Cap Growth        Cap Growth     Strategic Bond  Aggressive Growth
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class I)         (Class I)        (Class I)         (Class I)
                                            ----------------   ---------------   ---------------  -----------------
Investment Income:
  Dividends                                   $          --     $          --    $  1,425,076      $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                  45,164           225,694          403,497            49,047
  Administrative fees                                 4,271            22,221           40,388             4,193
                                              -------------     -------------    -------------     -------------
    Total expenses                                   49,435           247,915          443,885            53,240
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                  (49,435)         (247,915)         981,191           (53,240)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --           696,889           24,677                --
    Realized gain (loss) on sale of
      investments                                    24,934           681,137          (58,053)           53,120
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                           24,934         1,378,026          (33,376)           53,120
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                 84,173           377,532          (84,013)          231,676
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                 $      59,672     $   1,507,643    $     863,802     $     231,556
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                LMPVPII            LMPVPII                            LMPVPII Growth        LMPVPIII
             LMPVPII          Diversified        Equity Index         LMPVPII           and Income         Adjustable
           Appreciation     Strategic Income      Subaccount     Fundamental Value      Subaccount        Rate Income
            Subaccount         Subaccount         (Class II)         Subaccount          (Class I)         Subaccount
        ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

           $    264,534       $    792,056       $    154,258       $    403,259       $        819      $     13,395

          -------------      -------------      -------------      -------------      -------------      -------------

                318,161            178,729            147,909            330,523              2,832              3,619
                 38,128             21,448             17,532             39,389                294                427
          -------------      -------------      -------------      -------------      -------------      -------------
                356,289            200,177            165,441            369,912              3,126              4,046
          -------------      -------------      -------------      -------------      -------------      -------------
                (91,755)           591,879            (11,183)            33,347             (2,307)             9,349
          -------------      -------------      -------------      -------------      -------------      -------------


                695,449                 --            145,238          1,024,332              1,402                 --

              1,141,676           (352,401)           190,780            705,399             23,092                538
          -------------      -------------      -------------      -------------      -------------      -------------
              1,837,125           (352,401)           336,018          1,729,731             24,494                538
          -------------      -------------      -------------      -------------      -------------      -------------

              1,382,028            282,494          1,167,460          1,910,156                558             (2,271)
          -------------      -------------      -------------      -------------      -------------      -------------

           $  3,127,398       $    521,972       $  1,492,295       $  3,673,234       $     22,745      $       7,616
          =============      =============      =============      =============      =============      =============



              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                                                                                     Lord Abbett
                                                 LMPVPIII          LMPVPIII      LMPVPIII Social  Growth and Income
                                            Aggressive Growth  Large Cap Growth  Awareness Stock      Subaccount
                                                Subaccount        Subaccount        Subaccount        (Class VC)
                                            -----------------  ----------------  ---------------- ------------------
Investment Income:
  Dividends                                   $          --      $      6,513     $        597      $      9,621
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                 173,082            54,589            1,159            10,085
  Administrative fees                                20,580             6,535              139             1,054
                                              -------------     -------------    -------------     -------------
    Total expenses                                  193,662            61,124            1,298            11,139
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                 (193,662)          (54,611)            (701)           (1,518)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                       14,099                --               --            25,781
    Realized gain (loss) on sale of
      investments                                   676,592           118,944               26            11,794
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                          690,691           118,944               26            37,575
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                449,903            37,071            6,242            65,684
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $    946,932      $    101,404     $      5,567      $    101,741
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


            Lord Abbett                        MIST Batterymarch    MIST BlackRock     MIST BlackRock      MIST Dreman
           Mid-Cap Value                         Mid-Cap Stock        High Yield       Large-Cap Core    Small-Cap Value
             Subaccount       Managed Assets       Subaccount         Subaccount         Subaccount         Subaccount
             (Class VC)         Subaccount          (Class A)          (Class A)          (Class A)          (Class A)
         ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

            $      4,681       $      4,231       $         --      $          --      $          --      $       4,217
           -------------      -------------      -------------      -------------      -------------      -------------

                  13,853                670            107,850            128,026             11,213             12,309
                   1,536                 80             12,830             15,271              1,341                929
           -------------      -------------      -------------      -------------      -------------      -------------
                  15,389                750            120,680            143,297             12,554             13,238
           -------------      -------------      -------------      -------------      -------------      -------------
                 (10,708)             3,481           (120,680)          (143,297)           (12,554)            (9,021)
           -------------      -------------      -------------      -------------      -------------      -------------


                  72,942              5,740                 --                 --                 --              2,436

                  30,306                 75           (202,731)            49,801             (1,086)              (410)
           -------------      -------------      -------------      -------------      -------------      -------------
                 103,248              5,815           (202,731)            49,801             (1,086)             2,026
           -------------      -------------      -------------      -------------      -------------      -------------

                  (1,896)            (4,674)          (458,108)           886,361             88,442             67,761

            $     90,644       $      4,622       $   (781,519)      $    792,865       $     74,802       $ 60,766
           =============      =============      =============      =============      =============      =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                               MIST Harris           MIST       MIST Legg Mason
                                                 Oakmark        Janus Capital   Partners Managed  MIST Lord Abbett
                                               International     Appreciation        Assets        Bond Debenture
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class A)         (Class A)        (Class A)         (Class A)
                                            -----------------  ---------------  ----------------  ----------------
Investment Income:
  Dividends                                   $          --     $          --    $          --     $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                 190,806           408,938            1,614           110,942
  Administrative fees                                23,591            48,932              194            13,238
                                              -------------     -------------    -------------     -------------
    Total expenses                                  214,397           457,870            1,808           124,180
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                 (214,397)         (457,870)          (1,808)         (124,180)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --                --               --                --
    Realized gain (loss) on sale of
      investments                                   (10,574)         (238,944)              89            37,204
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                          (10,574)         (238,944)              89            37,204
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                              2,487,280         1,675,317           13,929           704,552
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $  2,262,309      $    978,503     $     12,210      $    617,576
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


        MIST Lord Abbett   MIST Lord Abbett     MIST Met/AIM           MIST          MIST Neuberger          MIST
       Growth and Income    Mid-Cap Value   Capital Appreciation    MFS(R) Value     Berman Real Estate    Pioneer Fund
           Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
            (Class B)          (Class B)          (Class A)          (Class A)          (Class A)          (Class A)
       ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

         $          --      $          --      $       4,646       $     14,526      $          --      $         --
         -------------      -------------      -------------      -------------      -------------      -------------

                88,229                276             27,101              6,648            128,509                349
                12,972                 32              2,668                769             14,199                 41
         -------------      -------------      -------------      -------------      -------------      -------------
               101,201                308             29,769              7,417            142,708                390
         -------------      -------------      -------------      -------------      -------------      -------------
              (101,201)              (308)           (25,123)             7,109           (142,708)              (390)
         -------------      -------------      -------------      -------------      -------------      -------------


                    --                 --            323,500             48,862                 --                --

                31,989                 14            (15,554)             1,794             94,668                742
         -------------      -------------      -------------      -------------      -------------      -------------
                31,989                 14            307,946             50,656             94,668                742
         -------------      -------------      -------------      -------------      -------------      -------------

             1,028,913              5,447           (328,085)            36,831          3,181,667              2,813
         -------------      -------------      -------------      -------------      -------------      -------------

          $    959,701       $      5,153       $    (45,262)      $     94,596       $  3,133,627       $ 3,165
         =============      =============      =============      =============      =============      =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                               MIST Pioneer   MIST Third Avenue   MSF BlackRock     MSF BlackRock
                                             Strategic Income  Small Cap Value  Aggressive Growth    Bond Income
                                                Subaccount        Subaccount        Subaccount        Subaccount
                                                 (Class A)         (Class B)         (Class D)         (Class A)
                                            ----------------- ----------------  ------------------  --------------
Investment Income:
  Dividends                                   $    158,925      $          --    $          --     $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                  30,705             1,666          202,102           221,695
  Administrative fees                                 3,677               193           24,194            26,492
                                              -------------     -------------    -------------     -------------
    Total expenses                                   34,382             1,859          226,296           248,187
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                  124,543            (1,859)        (226,296)         (248,187)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --                --               --                --
    Realized gain (loss) on sale of
      investments                                    12,860               375         (198,638)          131,001
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                           12,860               375         (198,638)          131,001
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                 (7,572)           16,339         (309,487)        1,143,098
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                 $     129,831     $      14,855    $    (734,421)    $   1,025,912
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


       MSF BlackRock          MSF FI             MSF FI            MSF MFS(R)       MSF Oppenheimer   MSF T. Rowe Price
        Money Market        Large Cap        Value Leaders       Total Return      Global Equity     Large Cap Growth
         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
          (Class A)          (Class A)          (Class D)          (Class F)          (Class B)          (Class B)
     ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

       $   1,239,451      $          --      $          --      $          --      $          --      $          --
       -------------      -------------      -------------      -------------      -------------      -------------

             346,840            565,786            488,343            893,743             69,762             51,738
              38,296             63,986             53,927            100,904              6,886              6,161
       -------------      -------------      -------------      -------------      -------------      -------------
             385,136            629,772            542,270            994,647             76,648             57,899
       -------------      -------------      -------------      -------------      -------------      -------------
             854,315           (629,772)          (542,270)          (994,647)           (76,648)           (57,899)
       -------------      -------------      -------------      -------------      -------------      -------------


                  --                 --                 --                 --                 --                 --

                  --           (387,185)          (200,880)           167,820            (20,462)            (5,007)
       -------------      -------------      -------------      -------------      -------------      -------------
                  --           (387,185)          (200,880)           167,820            (20,462)            (5,007)
       -------------      -------------      -------------      -------------      -------------      -------------

                  --          1,502,578          1,830,066          7,526,835            796,552            486,353
       -------------      -------------      -------------      -------------      -------------      -------------

       $     854,315      $     485,621      $   1,086,916      $   6,700,008      $     699,442      $     423,447
       =============      =============      =============      =============      =============      =============



              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                               MSF Western       MSF Western
                                             Asset Management  Asset Management                    Morgan Stanley
                                             High Yield Bond   U.S. Government                     Dividend Growth
                                                Subaccount        Subaccount      Money Market       Subaccount
                                                 (Class A)         (Class A)       Subaccount         (Class Y)
                                            ------------------------------------------------------------------------
Investment Income:
  Dividends                                   $          --     $          --    $     242,552     $      12,235
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                   1,579             1,255           71,580            18,333
  Administrative fees                                   189               171            8,552             1,594
                                              -------------     -------------    -------------     -------------
    Total expenses                                    1,768             1,426           80,132            19,927
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                   (1,768)           (1,426)         162,420            (7,692)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --                --               --                --
    Realized gain (loss) on sale of
      investments                                     3,698             3,779               --            11,861
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                            3,698             3,779               --            11,861
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                  7,379             4,332               --            86,251
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $      9,309      $      6,685     $    162,420      $     90,420
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


      Morgan Stanley     Morgan Stanley      Oppenheimer         PIMCO VIT          PIMCO VIT          Putnam VT
          Equity         S&P 500 Index      Main Street/VA      Real Return        Total Return     Discovery Growth
        Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
         (Class Y)          (Class Y)      (Service Shares)(Administrative Class)(Administrative Class)(Class IB)
    ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

      $          --      $      90,914      $       1,251      $      33,492      $     853,047      $         --

      -------------      -------------      -------------      -------------      -------------      -------------

              7,374            106,746                508             10,670            246,204              2,915
                586              9,431                 61              1,198             29,056                349
      -------------      -------------      -------------      -------------      -------------      -------------
              7,960            116,177                569             11,868            275,260              3,264
      -------------      -------------      -------------      -------------      -------------      -------------
             (7,960)           (25,263)               682             21,624            577,787             (3,264)
      -------------      -------------      -------------      -------------      -------------      -------------


                 --                 --                 --             17,288             95,624                 --

             17,466            252,777             13,298            (11,210)           (46,437)            21,453
      -------------      -------------      -------------      -------------      -------------      -------------
             17,466            252,777             13,298              6,078             49,187             21,453
      -------------      -------------      -------------      -------------      -------------      -------------

             (1,552)           552,552             (7,415)           (35,862)          (207,482)               655
      -------------      -------------      -------------      -------------      -------------      -------------

      $       7,954      $     780,066      $       6,565      $      (8,160)     $     419,492      $      18,844
      =============      =============      =============      =============      =============      =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                        For year ended December 31, 2006


                                                Putnam VT         Putnam VT      Travelers AIM       Travelers
                                           International Equity Small Cap Value     Capital         Convertible
                                                Subaccount        Subaccount      Appreciation       Securities
                                                (Class IB)        (Class IB)       Subaccount        Subaccount
                                           -------------------- ---------------- --------------    -------------
Investment Income:
  Dividends                                   $      18,359     $      11,883    $          --     $     115,482
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                  42,430            45,869           14,556            56,027
  Administrative fees                                 4,988             5,435            1,446             6,689
                                              -------------     -------------    -------------     -------------
    Total expenses                                   47,418            51,304           16,002            62,716
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                  (29,059)          (39,421)         (16,002)           52,766
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --           363,856           15,993           180,894
    Realized gain (loss) on sale of
      investments                                   209,007           231,287          403,511         1,226,545
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                          209,007           595,143          419,504         1,407,439
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                581,460           (25,434)        (217,815)         (572,377)
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                 $     761,408     $     530,288    $     185,687     $     887,828
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                    For the the year ended December 31, 2006



       Travelers                             Travelers                                                Travelers
      Disciplined         Travelers          Federated          Travelers          Travelers           Mercury
     Mid Cap Stock      Equity Income        High Yield      Federated Stock       Large Cap        Large Cap Core
       Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

     $      79,903      $     781,588      $   1,312,074      $     179,911      $     166,123      $       2,996
     -------------      -------------      -------------      -------------      -------------      -------------

            61,658            261,476             68,535             46,086            170,145              5,683
             7,335             28,977              8,180              5,522             18,387                680
     -------------      -------------      -------------      -------------      -------------      -------------
            68,993            290,453             76,715             51,608            188,532              6,363
     -------------      -------------      -------------      -------------      -------------      -------------
            10,910            491,135          1,235,359            128,303            (22,409)            (3,367)
     -------------      -------------      -------------      -------------      -------------      -------------


         2,383,822          5,968,098                 --          1,489,153          2,032,944             43,746

         3,223,952          4,911,379         (1,120,053)           351,029         (3,243,401)            86,968
     -------------      -------------      -------------      -------------      -------------      -------------
         5,607,774         10,879,477         (1,120,053)         1,840,182         (1,210,457)           130,714
     -------------      -------------      -------------      -------------      -------------      -------------

        (4,286,313)        (8,373,566)           319,820         (1,558,389)         2,410,727            (43,907)
     -------------      -------------      -------------      -------------      -------------      -------------

     $   1,332,371      $   2,997,046      $     435,126      $     410,096      $   1,177,861      $      83,440
     =============      =============      =============      =============      =============      =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                                                                                    Travelers Mondrian
                                             Travelers MFS(R)   Travelers MFS(R)  Travelers MFS(R)     International
                                              Mid Cap Growth     Total Return         Value               Stock
                                                Subaccount        Subaccount        Subaccount          Subaccount
                                            -----------------   ----------------  -----------------  -----------------
Investment Income:
  Dividends                                   $          --     $   1,070,317    $          --     $    855,336
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                 112,810           348,950            2,150            94,884
  Administrative fees                                13,507            40,173              258            11,361
                                              -------------     -------------    -------------     -------------
    Total expenses                                  126,317           389,123            2,408           106,245
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                 (126,317)          681,194           (2,408)          749,091
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                    1,463,067         1,161,738            2,884           961,571
    Realized gain (loss) on sale of
      investments                                (4,482,546)        1,757,016           45,877         8,685,698
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                       (3,019,479)        2,918,754           48,761         9,647,269
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                              4,756,440          (909,230)          (5,462)       (7,122,151)
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $  1,610,644      $  2,690,718     $     40,891      $  3,274,209
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                     Travelers          Travelers
          Travelers      Travelers Pioneer     Travelers          Travelers     Style Focus Series:  U.S. Government
        Pioneer Fund     Strategic Income     Quality Bond     Strategic Equity   Small Cap Value       Securities
         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
     ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

       $         356      $          --      $   1,710,832      $     124,298      $          61      $      12,893
       -------------      -------------      -------------      -------------      -------------      -------------

                 142             16,389            115,413            142,245                975                894
                  17              1,964             13,792             17,054                 75                107
       -------------      -------------      -------------      -------------      -------------      -------------
                 159             18,353            129,205            159,299              1,050              1,001
       -------------      -------------      -------------      -------------      -------------      -------------
                 197            (18,353)         1,581,627            (35,001)              (989)            11,892
       -------------      -------------      -------------      -------------      -------------      -------------


                  --                 --                 --          1,362,809              2,700              3,137

               6,432           (326,339)        (1,723,724)       (13,295,631)             7,908            (22,458)
       -------------      -------------      -------------      -------------      -------------      -------------
               6,432           (326,339)        (1,723,724)       (11,932,822)            10,608            (19,321)
       -------------      -------------      -------------      -------------      -------------      -------------

              (4,569)           387,734           (102,162)        13,530,092             (1,487)              (455)
       -------------      -------------      -------------      -------------      -------------      -------------

       $       2,060      $      43,042      $    (244,259)     $   1,562,269      $       8,132      $      (7,884)
       =============      =============      =============      =============      =============      =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                              UIF Core Plus      UIF Emerging      UIF Equity           UIF
                                               Fixed Income     Markets Equity     and Income      Equity Growth
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                (Class II)         (Class I)       (Class II)         (Class I)
                                             ---------------   ----------------  --------------   ----------------
Investment Income:
  Dividends                                   $     226,998     $     101,497    $     150,391     $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                  98,651           208,713          199,891           138,278
  Administrative fees                                 8,509            19,835           16,754            13,866
                                              -------------     -------------    -------------     -------------
    Total expenses                                  107,160           228,548          216,645           152,144
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                  119,838          (127,051)         (66,254)         (152,144)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                       30,901           311,712          286,130                 --
    Realized gain (loss) on sale of
      investments                                    (3,644)        1,139,411        2,633,675           214,485
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                           27,257         1,451,123        2,919,805           214,485
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                (49,549)        2,553,445       (1,829,823)           74,693
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                 $      97,546     $   3,877,517    $   1,023,728     $     137,034
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


          UIF                UIF                UIF             UIF Small                              UIF U.S.
    Global Franchise Global Value Equity   Mid Cap Growth     Company Growth     UIF Technology     Mid Cap Value
       Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
       (Class II)          (Class I)          (Class I)         (Class II)          (Class I)          (Class I)
   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

      $     217,217      $     336,225      $          --      $          --      $          --      $     73,807
      -------------      -------------      -------------      -------------      -------------      ------------

           230,654            292,237            180,894             74,838             15,215            375,588
            19,364             31,198             18,234              6,121              1,627             39,610
     -------------      -------------      -------------      -------------      -------------      -------------
           250,018            323,435            199,128             80,959             16,842            415,198
     -------------      -------------      -------------      -------------      -------------      -------------
           (32,801)            12,790           (199,128)           (80,959)           (16,842)          (341,391)
     -------------      -------------      -------------      -------------      -------------      -------------


           357,296            826,337            768,863            303,853                 --          3,184,035

         4,215,432            593,645            572,029            170,334         (2,069,492)         1,275,453
     -------------      -------------      -------------      -------------      -------------      -------------
         4,572,728          1,419,982          1,340,892            474,187         (2,069,492)         4,459,488
     -------------      -------------      -------------      -------------      -------------      -------------

        (2,374,524)         2,328,373           (339,729)           (37,698)         2,247,793            447,522
     -------------      -------------      -------------      -------------      -------------      -------------

     $  2,165,403       $   3,761,145      $     802,035      $     355,530      $     161,459      $   4,565,619
     ============       =============      =============      =============      =============      =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                                   UIF                             Van Kampen        Van Kampen
                                             U.S. Real Estate     UIF Value       LIT Comstock      LIT Comstock
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class I)         (Class I)        (Class I)        (Class II)
                                            ------------------ --------------    --------------   ----------------
Investment Income:
  Dividends                                    $    248,532      $    359,344     $     71,267      $    900,354
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                 288,947           288,744           58,164         1,084,651
  Administrative fees                                28,382            31,172            6,980           105,177
                                              -------------     -------------    -------------     -------------
    Total expenses                                  317,329           319,916           65,144         1,189,828
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                  (68,797)           39,428            6,123          (289,474)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                    1,492,100         2,118,085          291,660         4,186,048
    Realized gain (loss) on sale of
      investments                                11,502,940           795,817          276,898         1,858,834
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                       12,995,040         2,913,902          568,558         6,044,882
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                             (7,723,843)          (58,622)          45,467         3,578,577
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $  5,202,400      $  2,894,708     $    620,148      $  9,333,985
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                                                                   Van Kampen         Van Kampen
       Van Kampen         Van Kampen         Van Kampen         Van Kampen         LIT Growth         LIT Growth
     LIT Enterprise     LIT Enterprise     LIT Government     LIT Government       and Income         and Income
       Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
        (Class I)         (Class II)          (Class I)         (Class II)          (Class I)         (Class II)
   ------------------ ------------------ ------------------ ------------------ ------------------ ------------------

      $     24,310       $      8,750       $    270,112       $  1,002,340       $    164,900       $    477,636
     -------------      -------------      -------------      -------------      -------------      -------------

            65,779             67,642             66,416            326,964            170,972            743,358
             7,893              6,783              7,970             34,422             20,516             72,378
     -------------      -------------      -------------      -------------      -------------      -------------
            73,672             74,425             74,386            361,386            191,488            815,736
     -------------      -------------      -------------      -------------      -------------      -------------
           (49,362)           (65,675)           195,726            640,954            (26,588)          (338,100)
     -------------      -------------      -------------      -------------      -------------      -------------


                --                 --                 --                 --            914,087          3,172,589

          (803,639)            61,465            (42,997)           (91,814)           555,405          1,313,258
     -------------      -------------      -------------      -------------      -------------      -------------
          (803,639)            61,465            (42,997)           (91,814)         1,469,492          4,485,847
     -------------      -------------      -------------      -------------      -------------      -------------

         1,096,108            200,449            (73,269)          (231,276)           417,445          2,213,691
     -------------      -------------      -------------      -------------      -------------      -------------

      $    243,107       $    196,239       $     79,460       $    317,864       $  1,860,349       $  6,361,438
     =============      =============      =============      =============      =============      =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                              Van Kampen LIT    Van Kampen LIT   Van Kampen LIT    Van Kampen LIT
                                               Money Market      Money Market   Strategic Growth  Strategic Growth
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class I)        (Class II)        (Class I)        (Class II)
                                            -----------------  ---------------- ----------------- ------------------
Investment Income:
  Dividends                                    $     45,098      $    173,796     $         --      $         --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges                                  14,319            69,389           86,225           187,283
  Administrative fees                                 1,718             7,060           10,347            17,758
                                              -------------     -------------    -------------     -------------
    Total expenses                                   16,037            76,449           96,572           205,041
                                              -------------     -------------    -------------     -------------
      Net investment income (loss)                   29,061            97,347          (96,572)         (205,041)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution                           --                --               --                --
    Realized gain (loss) on sale of
      investments                                        --                --       (1,213,487)          115,066
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)                               --                --       (1,213,487)          115,066
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments                                     --                --        1,352,535           152,383
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations                  $     29,061      $     97,347     $     42,476      $     62,408
                                              =============     =============    =============     =============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Concluded)
                      For the year ended December 31, 2006


                            VIP Dynamic
     VIP Contrafund(R)  Capital Appreciation    VIP Mid Cap
        Subaccount           Subaccount          Subaccount
     (Service Class 2)   (Service Class 2)   (Service Class 2)
    ------------------  ------------------   -----------------

       $    483,089       $        934       $     56,696
      -------------      -------------      -------------

            739,868              5,585            470,832
             72,483                593             46,702
      -------------      -------------      -------------
            812,351              6,178            517,534
      -------------      -------------      -------------
           (329,262)            (5,244)          (460,838)
      -------------      -------------      -------------


          4,088,290             11,038          3,780,282

          1,701,463             15,015          1,346,864
      -------------      -------------      -------------
          5,789,753             26,053          5,127,146
      -------------      -------------      -------------

           (999,919)            22,106         (1,547,536)
      -------------      -------------      -------------

       $  4,460,572       $     42,915       $  3,118,772
      =============      =============      =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                       STATEMENTS OF CHANGES IN NET ASSETS
                 For the years ended December 31, 2006 and 2005


                                                                                                  AllianceBernstein
                                            AIM V.I. Core Equity     AIM V.I. Premier Equity       Large-Cap Growth
                                            Subaccount (Series I)      Subaccount (Series I)     Subaccount (Class B)
                                       ---------------------------  ------------------------- --------------------------
                                              2006         2005         2006          2005         2006         2005
                                       -------------- ------------  ------------ ------------ ------------- -------------
Operations:
  Net investment income (loss)          $     (9,055)  $       --   $    13,082  $   (14,200) $   (30,015)  $   (91,455)
  Realized gain (loss)                         5,799           --        51,086      (33,873)    (603,242)     (448,539)
  Change in unrealized gain (loss)
    on investments                           175,249           --        47,380      137,250      608,422     1,319,996
                                       -------------  -----------   -----------  -----------  -----------    ----------
    Net increase (decrease) in net
      assets resulting from
      operations                             171,993           --       111,548       89,177      (24,835)      780,002
                                       -------------  -----------   -----------  -----------  -----------    ----------
Unit Transactions:
  Participant purchase payments                   --           --            36        6,000        5,176        15,127
  Participant transfers from other
    funding options                        2,262,246           --           826       22,446      292,071       464,570
  Administrative charges                        (649)          --           (13)        (731)         (60)       (2,423)
  Contract surrenders                       (130,011)          --       (84,683)    (243,947)    (228,829)     (898,899)
  Participant transfers to other
    funding options                          (65,069)          --    (2,261,190)    (200,387)  (6,619,824)     (768,215)
  Other receipts/(payments)                   (5,133)          --         4,395      (14,544)     (54,773)     (133,122)
                                       -------------  -----------   -----------  -----------  -----------    ----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                         2,061,384           --    (2,340,629)    (431,163)  (6,606,239)   (1,322,962)
                                       -------------  -----------   -----------  -----------  -----------    ----------
    Net increase (decrease) in net
      assets                               2,233,377           --    (2,229,081)    (341,986)  (6,631,074)     (542,960)
Net Assets:
  Beginning of year                               --           --     2,229,081    2,571,067    6,631,074     7,174,034
                                       -------------  -----------   -----------  -----------  -----------    ----------
  End of year                           $  2,233,377   $       --   $        --  $ 2,229,081  $        --    $6,631,074
                                       =============  ===========   ===========  ===========  ===========    ==========


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

              American Funds                                             American Funds
              Global Growth             American Funds Growth            Growth-Income             Capital Appreciation
           Subaccount (Class 2)          Subaccount (Class 2)         Subaccount (Class 2)              Subaccount
     ------------------------------ ----------------------------  ----------------------------- -----------------------------
            2006           2005           2006          2005           2006           2005          2006           2005
     --------------  -------------- ------------ ---------------- -------------- -------------- -------------- --------------

      $    (4,966)  $     (1,852)  $     (7,522)  $    (2,919)    $    5,538     $  (4,785)   $  (253,867)  $   (790,106)
           31,378          5,333         43,198        11,003        320,991        100,541     5,717,998         23,020

          111,024         29,098         93,013        87,477        515,318        178,864    (6,013,521)     9,387,280
      -----------   ------------   ------------   -----------     ----------     ----------   -----------   ------------


          137,436         32,579        128,689        95,561        841,847        274,620      (549,390)     8,620,194
      -----------   ------------   ------------   -----------     ----------     ----------   -----------   ------------

           31,613          4,700         53,706         7,937          7,558         60,320        95,500        283,022

          855,042        165,222      1,215,378       626,958        652,553      1,279,277       446,936      1,565,481
             (150)           (25)          (256)         (120)          (674)          (639)         (287)       (23,748)
         (214,954)       (23,707)      (213,118)      (89,652)      (817,935)      (430,191)   (2,769,288)    (6,703,275)

          (48,108)       (12,311)      (217,329)       (9,777)      (226,415)      (344,493)  (54,466,691)    (2,590,672)
               --             --           (293)           --         (2,039)       (13,686)     (468,803)    (1,029,390)
      -----------   ------------   ------------   -----------     ----------     ----------   -----------   ------------


          623,443        133,879        838,088       535,346       (386,952)       550,588   (57,162,633)    (8,498,582)
      -----------   ------------   ------------   -----------     ----------     ----------   -----------   ------------

          760,879        166,458        966,777       630,907        454,895        825,208   (57,712,023)       121,612

          335,209        168,751        936,877       305,970      6,430,930      5,605,722    57,712,023     57,590,411
      -----------   ------------   ------------   -----------     ----------     ----------   -----------   ------------
      $ 1,096,088   $    335,209   $  1,903,654   $   936,877     $6,885,825     $6,430,930   $        --   $ 57,712,023
      ===========   ============   ============   ===========     ==========     ===========  ===========   ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005



                                            Credit Suisse Trust
                                              Emerging Markets         Delaware VIP REIT           Dreyfus VIF Appreciation
                                                 Subaccount          Subaccount (Standard Class)  Subaccount (Initial Shares)
                                        ---------------------------  --------------------------  ----------------------------
                                              2006         2005         2006          2005          2006          2005
                                        -------------- ------------  ------------ ------------   -------------  -------------
Operations:
  Net investment income (loss)           $    (51,469)  $  (37,086)  $   132,296  $    45,553    $    12,405    $  (114,938)
  Realized gain (loss)                      1,372,969      512,257     3,324,195    1,206,499        147,954         25,605
  Change in unrealized gain (loss)
    on investments                            221,950      779,305    (2,753,981)    (762,518)       846,335        318,965
                                        -------------  -----------  ------------ ------------    -----------    -----------
    Net increase (decrease) in net
      assets resulting from
      operations                            1,543,450    1,254,476       702,510      489,534      1,006,694        229,632
                                        -------------  -----------  ------------ ------------    -----------    -----------
Unit Transactions:
  Participant purchase payments                11,028       69,506        10,739       25,652         20,236         10,561
  Participant transfers from other
    funding options                           884,262    1,018,721       256,500    1,064,861        140,929        174,527
  Administrative charges                       (1,453)      (1,345)          (26)      (2,631)        (2,127)        (2,419)
  Contract surrenders                      (1,822,987)    (648,821)     (300,408)  (1,212,226)    (1,093,458)      (813,295)
  Participant transfers to other
    funding options                          (825,030)    (581,442)   (9,388,932)  (1,134,219)      (427,632)      (797,116)
  Other receipts/(payments)                   (95,779)     (28,136)           --     (130,268)       (69,993)      (140,429)
                                        -------------  -----------  ------------ ------------    -----------    -----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                         (1,849,959)    (171,517)   (9,422,127)  (1,388,831)    (1,432,045)    (1,568,171)
                                        -------------  -----------  ------------ ------------    -----------    -----------
    Net increase (decrease) in net
      assets                                 (306,509)   1,082,959    (8,719,617)    (899,297)      (425,351)    (1,338,539)
Net Assets:
  Beginning of year                         6,062,441    4,979,482     8,719,617    9,618,914      7,705,190      9,043,729
                                        -------------  -----------  ------------ ------------    -----------    -----------
  End of year                            $  5,755,932   $6,062,441   $        --  $ 8,719,617    $ 7,279,839    $ 7,705,190
                                        =============  ============ ============ ============    ===========    ===========


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005




              Dreyfus VIF                                            DWSII International             FAMVS Mercury
           Developing Leaders           DWSI Growth & Income            Select Equity            Global Allocation V.I.
       Subaccount (Initial Shares)      Subaccount (Class B)         Subaccount (Class B)        Subaccount (Class III)
   ------------------------------ ---------------------------- ----------------------------- -----------------------------
         2006           2005            2006          2005           2006           2005          2006           2005
   --------------  -------------- --------------- ------------- -------------- -------------- -------------- --------------

     $  (177,259)  $   (281,050)  $     (9,008) $     (6,275)      $(22,357)      $  9,323      $   (76)        $    91
       2,220,899        712,217         14,840         1,404         86,970         55,189         1,171             --

      (1,695,047)       384,300         62,378        28,048        867,327        367,344            35            (35)
     -----------   ------------   ------------  ------------       --------       --------       -------        -------


         348,593        815,467         68,210        23,177        931,940        431,856         1,130             56
     -----------   ------------   ------------  ------------       --------       --------       -------        -------

          85,406        107,241         10,625        40,867        153,219        530,099            --             --

         489,093        509,800          4,847        31,136        505,272        427,475        12,823          4,890
          (4,706)        (5,694)           (99)          (72)          (487)          (403)           --             --
      (2,756,528)    (2,129,317)       (58,499)       (3,140)       (76,213)      (267,319)           --             --

      (1,213,713)    (1,247,278)       (11,250)         (922)      (209,740)      (111,661)      (18,899)            --
        (171,384)      (113,506)            --            --        (14,852)      (117,743)           --             --
     -----------   ------------   ------------  ------------       --------       --------       -------        -------


      (3,571,832)    (2,878,754)       (54,376)       67,869        357,199        460,448        (6,076)         4,890
     -----------   ------------   ------------  ------------       --------       --------       -------        -------

      (3,223,239)    (2,063,287)        13,834        91,046      1,289,139        892,304        (4,946)         4,946

      19,356,272     21,419,559        648,650       557,604      4,059,974      3,167,670         4,946             --
     -----------   ------------   ------------  ------------       --------       --------       -------        -------
     $16,133,033   $ 19,356,272   $    662,484  $    648,650     $5,349,113     $4,059,974      $     --        $ 4,946
     ===========   ============   ============  ============     ==========     ==========      ========        =======


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                            FAMVS Mercury Value           FTVIPT Mutual            FTVIPT Templeton
                                             Opportunities V.I.         Shares Securities   Developing Markets Securities
                                           Subaccount (Class III)      Subaccount (Class 2)      Subaccount (Class 2)
                                       ---------------------------------------------------------------------------------
                                              2006         2005         2006          2005         2006         2005
                                       -------------- ------------  ------------ ------------ ------------- ------------
Operations:
  Net investment income (loss)           $       (258)  $      (97)  $    (9,284) $   (10,496) $    (1,899)  $    (1,114)
  Realized gain (loss)                         (5,314)       9,722       512,799       66,415       37,275         2,051
  Change in unrealized gain (loss)
    on investments                             10,335       (7,933)     (376,587)      79,941      102,190        57,449
                                         ------------   ----------   -----------  -----------  -----------   -----------
    Net increase (decrease) in net
      assets resulting from
      operations                                4,763        1,692       126,928      135,860      137,566        58,386
                                         ------------   ----------   -----------  -----------  -----------   -----------
Unit Transactions:
  Participant purchase payments                    --           --        33,530        9,436       14,335            99
  Participant transfers from other
    funding options                            53,136        6,802       237,501      314,477      436,766       300,801
  Administrative charges                           --           (3)          (19)        (249)        (152)          (62)
  Contract surrenders                          (2,444)          --       (41,427)    (230,981)     (62,013)      (15,402)
  Participant transfers to other
    funding options                           (80,392)          --    (2,046,443)    (126,308)    (177,245)         (595)
  Other receipts/(payments)                        (2)          --            --      (20,093)          --            --
                                         ------------   ----------   -----------  -----------  -----------   -----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                            (29,702)       6,799    (1,816,858)     (53,718)     211,691       284,841
                                         ------------   ----------   -----------  -----------  -----------   -----------
    Net increase (decrease) in net
      assets                                  (24,939)       8,491    (1,689,930)      82,142      349,257       343,227
Net Assets:
  Beginning of year                            24,939       16,448     1,689,930    1,607,788      412,534        69,307
                                         ------------   ----------   -----------  -----------  -----------   -----------
  End of year                            $         --   $   24,939   $        --  $ 1,689,930  $   761,791   $   412,534
                                         ============   ==========   ===========  ===========  ===========   ===========


              The accompanying notes are an integral part of these
                              financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005



             FTVIPT Templeton              FTVIPT Templeton
            Foreign Securities            Growth Securities              High Yield Bond           Janus Aspen Balanced
           Subaccount (Class 2)          Subaccount (Class 2)              Subaccount           Subaccount (Service Shares)
    -----------------------------------------------------------------------------------------------------------------------
            2006           2005           2006          2005           2006           2005          2006           2005
    --------------  -------------- --------------- ------------- -------------- --------------  -------------- --------------

        $      (846)  $       (434)  $    (17,498) $    (11,632)    $   14,084     $   (2,086)  $   (98,217)   $   108,236
              2,070             80      1,090,294        94,766         (7,908)          (212)    3,097,371        267,589

             58,665         14,273       (761,117)      174,126           (650)         1,862    (2,336,089)       777,670
        -----------   ------------   ------------  ------------     ----------     ----------   -----------    -----------


             59,889         13,919        311,679       257,260          5,526           (436)      663,065      1,153,495
        -----------   ------------   ------------  ------------     ----------     ----------   -----------    -----------

                 --            229         28,449        58,620             --         127,489       15,160         73,672

            219,455        199,382        105,443       971,097          5,696        105,384       329,360        622,145
               (122)           (82)           (30)         (696)             --             (4)          (36)       (4,710)
             (8,394)          (126)      (456,178)     (332,383)        (2,565)       (27,000)     (501,376)    (1,741,883)

            (13,282)          (476)    (3,854,152)      (70,308)      (261,117)        (3,709)  (20,413,667)    (1,543,585)
                 --             --             --       (17,636)            (1)            --       (95,315)      (103,462)
        -----------   ------------   ------------  ------------     ----------     ----------   -----------    -----------


            197,657        198,927     (4,176,468)      608,694       (257,987)       202,160   (20,665,874)    (2,697,823)
        -----------   ------------   ------------  ------------     ----------     ----------   -----------    -----------

            257,546        212,846     (3,864,789)      865,954       (252,461)       201,724   (20,002,809)    (1,544,328)

            220,371          7,525      3,864,789     2,998,835        252,461         50,737    20,002,809     21,547,137
        -----------   ------------   ------------  ------------     ----------     ----------   -----------    -----------
        $   477,917   $    220,371   $         --  $  3,864,789     $       --     $  252,461   $        --    $20,002,809
        ===========   ============   ============  ============     ==========     ==========   ===========    ===========

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                                           Janus Aspen                  Janus Aspen
                                             Janus Aspen Forty         Global Life Sciences            Global Technology
                                         Subaccount (Service Shares) Subaccount (Service Shares)  Subaccount (Service Shares)
                                      ------------------------------ --------------------------- -----------------------------
                                             2006          2005          2006         2005         2006            2005
                                      ---------------- ------------  ------------ -----------  ------------  -----------------
Operations:
  Net investment income (loss)           $    (69,648)  $  (73,354)  $   (25,784) $   (25,458) $   (27,272)  $   (27,944)
  Realized gain (loss)                        219,068      111,915        94,677       27,456       (1,489)     (113,735)
  Change in unrealized gain (loss)
    on investments                            213,809      452,752        12,083      178,239      140,784       310,973
                                         ------------   ----------   -----------  -----------  -----------   -----------
    Net increase (decrease) in net
      assets resulting from
      operations                              363,229      491,313        80,976      180,237      112,023       169,294
                                         ------------   ----------   -----------  -----------  -----------   -----------
Unit Transactions:
  Participant purchase payments                12,446        4,920         4,549          981       16,429        35,196
  Participant transfers from other
    funding options                           519,640      653,012       276,851       75,735       34,051       146,621
  Administrative charges                         (759)        (872)         (776)        (925)        (903)       (1,020)
  Contract surrenders                        (578,559)    (286,512)     (196,335)    (135,207)    (171,688)     (438,831)
  Participant transfers to other
    funding options                          (313,158)    (236,325)     (263,859)    (301,106)     (92,675)     (270,868)
  Other receipts/(payments)                   (43,835)     (44,469)      (10,706)         163      (15,352)         (300)
                                         ------------   ----------   -----------  -----------  -----------   -----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                           (404,225)      89,754      (190,276)    (360,359)    (230,138)     (529,202)
                                         ------------   ----------   -----------  -----------  -----------   -----------
    Net increase (decrease) in net
      assets                                  (40,996)     581,067      (109,300)    (180,122)    (118,115)     (359,908)
Net Assets:
  Beginning of year                         5,151,248    4,570,181     1,783,134    1,963,256    2,000,627     2,360,535
                                         ------------   ----------   -----------  -----------  -----------   -----------
  End of year                            $  5,110,252   $5,151,248   $ 1,673,834  $ 1,783,134  $ 1,882,512   $ 2,000,627
                                         ============   ==========   ===========  ===========  ===========   ===========


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                 Janus Aspen                   Janus Aspen               Lazard Retirement
                Mid Cap Value                Worldwide Growth                Small Cap                  LMPVPI All Cap
          Subaccount (Service Shares)   Subaccount (Service Shares)          Subaccount              Subaccount (Class I)
     -------------------------------- ------------------------------- -------------------------  -----------------------------
              2006           2005           2006          2005           2006           2005          2006           2005
     -----------------  ------------- -------------- ---------------- ----------- -------------  ------------  ---------------

      $   (18,291)      $    (27,381)  $     15,128  $    (32,853)    $    (3,216) $    (1,466)  $   (73,554) $    (233,335)
          223,098            371,907        475,157       344,532          34,876        9,557     2,521,968        762,070

          157,447           (131,722)     1,070,554        84,092             320       (6,281)    2,509,719        211,052
      -----------       ------------   ------------  ------------     -----------  -----------   -----------  -------------


          362,254            212,804      1,560,839       395,771          31,980        1,810     4,958,133        739,787
      -----------       ------------   ------------  ------------     -----------  -----------   -----------  -------------

            7,900              4,587         17,843        73,108           1,576        1,175       114,925        405,859

          385,823            198,720        977,311       545,161         156,799      190,304       734,087        612,898
             (411)              (465)        (2,850)       (3,228)            (65)         (42)       (5,709)        (6,301)
         (131,058)          (219,365)    (1,489,563)   (1,206,377)        (60,052)     (22,329)   (3,803,504)    (2,110,778)

         (218,527)           (81,802)      (940,863)   (1,455,837)       (340,259)     (11,906)   (2,006,715)    (2,765,264)
           (9,219)           (78,967)      (145,420)      (22,182)             --           --      (397,800)      (499,542)
      -----------       ------------   ------------  ------------     -----------  -----------   -----------  -------------


           34,508           (177,292)    (1,583,542)   (2,069,355)       (242,001)     157,202    (5,364,716)    (4,363,128)
      -----------       ------------   ------------  ------------     -----------  -----------   -----------  -------------

          396,762             35,512        (22,703)   (1,673,584)       (210,021)     159,012      (406,583)    (3,623,341)

        2,754,815          2,719,303     10,990,218    12,663,802         210,021       51,009    33,621,664     37,245,005
      -----------       ------------   ------------  ------------     -----------  -----------   -----------  -------------
      $ 3,151,577       $  2,754,815   $ 10,967,515  $ 10,990,218     $        --  $   210,021   $33,215,081  $  33,621,664
      ===========       ============   ============  ============     ===========  ===========   ===========  =============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                               LMPVPI Global                                            LMPVPI
                                              High Yield Bond            LMPVPI Investors          Large Cap Growth
                                            Subaccount (Class I)       Subaccount (Class I)      Subaccount (Class I)
                                       ---------------------------  ------------------------- --------------------------
                                              2006         2005         2006          2005         2006         2005
                                       -------------- ------------  ------------ ------------ -----------  -------------
Operations:
  Net investment income (loss)           $    448,471  $   537,603  $     23,774 $    (76,788) $   (49,435)  $   (49,478)
  Realized gain (loss)                        262,991      340,888     1,556,238      552,443       24,934         8,627
  Change in unrealized gain (loss)
    on investments                            279,020     (623,348)    1,951,359      669,898       84,173       137,550
                                         ------------  -----------  ------------ ------------  -----------   -----------
    Net increase (decrease) in net
      assets resulting from
      operations                              990,482      255,143     3,531,371    1,145,553       59,672        96,699
                                         ------------  -----------  ------------ ------------  -----------   -----------
Unit Transactions:
  Participant purchase payments                 1,988      308,632        16,227       90,069       14,391        34,320
  Participant transfers from other
    funding options                           584,557    1,057,209       724,330      407,175      177,907       280,028
  Administrative charges                       (1,694)      (2,022)       (5,071)      (5,812)        (466)         (534)
  Contract surrenders                      (1,494,879)    (691,044)   (3,162,699)  (2,211,762)    (172,707)     (157,028)
  Participant transfers to other
    funding options                        (1,120,657)    (914,455)   (1,328,106)  (1,547,965)    (150,460)     (215,310)
  Other receipts/(payments)                  (276,557)    (128,880)     (431,758)    (582,143)      (1,601)        2,391
                                         ------------  -----------  ------------ ------------  -----------   -----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                         (2,307,242)    (370,560)   (4,187,077)  (3,850,438)    (132,936)      (56,133)
                                         ------------  -----------  ------------ ------------  -----------   -----------
    Net increase (decrease) in net
      assets                               (1,316,760)    (115,417)     (655,706)  (2,704,885)     (73,264)       40,566
Net Assets:
  Beginning of year                        12,525,113   12,640,530    23,839,249   26,544,134    2,991,879     2,951,313
                                         ------------  -----------  ------------ ------------  -----------   -----------
  End of year                            $ 11,208,353  $12,525,113  $ 23,183,543 $ 23,839,249  $ 2,918,615   $ 2,991,879
                                         ============  ===========  ============ ============  ===========   ===========

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                LMPVPI
           Small Cap Growth           LMPVPI Strategic Bond      LMPVPII Aggressive Growth       LMPVPII Appreciation
         Subaccount (Class I)          Subaccount (Class I)         Subaccount (Class I)              Subaccount
   -----------------------------   --------------------------     -------------------------   ---------------------------
          2006           2005           2006          2005           2006           2005          2006           2005
   --------------   ------------   ------------  ------------     ----------     ----------   -----------   -------------

      $  (247,915)  $   (248,848)  $    981,191  $    868,543     $  (53,240)    $  (42,729)  $   (91,755)  $   (185,999)
        1,378,026      1,745,586        (33,376)      862,849         53,120         23,719     1,837,125        741,955

          377,532     (1,061,956)       (84,013)   (1,505,986)       231,676        215,438     1,382,028        228,322
      -----------   ------------   ------------  ------------     ----------     ----------   -----------   ------------


        1,507,643        434,782        863,802       225,406        231,556        196,428     3,127,398        784,278
      -----------   ------------   ------------  ------------     ----------     ----------   -----------   ------------

           80,289        552,780        320,076       571,777        100,862        265,165        37,036         27,790

          860,014        837,642      2,146,850     2,411,447        328,025        509,735       208,407        553,913
           (1,999)        (2,304)        (2,760)       (3,152)          (354)          (336)       (5,530)        (6,480)
         (942,761)      (981,639)    (3,018,709)   (2,066,468)      (127,193)      (127,630)   (4,063,264)    (4,147,959)

       (1,875,296)    (1,489,706)      (929,256)   (1,158,416)      (159,142)       (96,327)     (758,734)    (1,117,932)
          (45,628)      (102,036)      (253,757)     (518,021)        (1,845)       (26,761)   (1,456,979)      (767,250)
      -----------   ------------   ------------  ------------     ----------     ----------   -----------   ------------


       (1,925,381)    (1,185,263)    (1,737,556)     (762,833)       140,353        523,846    (6,039,064)    (5,457,918)
      -----------   ------------   ------------  ------------     ----------     ----------   -----------   ------------

         (417,738)      (750,481)      (873,754)     (537,427)       371,909        720,274    (2,911,666)    (4,673,640)

       15,115,887     15,866,368     27,530,089    28,067,516      2,593,468      1,873,194    27,794,362     32,468,002
      -----------   ------------   ------------  ------------     ----------     ----------   -----------   ------------
      $14,698,149   $ 15,115,887   $ 26,656,335  $27,530,089     $ 2,965,377     $2,593,468   $24,882,696   $ 27,794,362
      ===========   ============   ============  ===========     ===========     ==========   ===========   ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                            LMPVPII Diversified                                        LMPVPII
                                              Strategic Income         LMPVPII Equity Index       Fundamental Value
                                                 Subaccount            Subaccount (Class II)          Subaccount
                                       -----------------------------------------------------------------------------------
                                              2006         2005         2006          2005         2006           2005
                                       -------------- ------------  ------------ ------------ -------------  -------------
 Operations:
   Net investment income (loss)       $    591,879    $    641,982  $   (11,183) $    (37,689) $     33,347    $   (146,587)
   Realized gain (loss)                   (352,401)       (387,977)     336,018        41,961     1,729,731       2,074,148
   Change in unrealized gain (loss)
     on investments                        282,494         (63,744)   1,167,460       340,227     1,910,156      (1,094,197)
                                      ------------    ------------  -----------  ------------  ------------    ------------
     Net increase (decrease) in net
       assets resulting from
       operations                          521,972         190,261    1,492,295       344,499     3,673,234         833,364
                                      ------------    ------------  -----------  ------------  ------------    ------------
 Unit Transactions:
   Participant purchase payments            10,355           1,485      256,659        50,243        15,394          26,872
   Participant transfers from other
     funding options                        71,830         285,771      208,180       523,173       492,722         503,565
   Administrative charges                   (2,356)         (2,938)      (4,211)       (4,783)       (4,804)         (5,464)
   Contract surrenders                  (2,202,405)     (3,632,563)  (1,480,745)   (1,455,714)   (3,405,025)     (2,528,227)
   Participant transfers to other
     funding options                      (530,598)       (209,663)    (798,162)     (800,692)   (1,266,127)     (1,600,761)
   Other receipts/(payments)              (535,270)       (619,742)    (176,241)     (468,595)     (547,355)       (752,361)
                                      ------------    ------------  -----------  ------------  ------------    ------------
     Net increase (decrease) in net
       assets resulting from unit
       transactions                     (3,188,444)     (4,177,650)  (1,994,520)   (2,156,368)   (4,715,195)     (4,356,376)
                                      ------------    ------------  -----------  ------------  ------------    ------------
     Net increase (decrease) in net
       assets                           (2,666,472)     (3,987,389)    (502,225)   (1,811,869)   (1,041,961)     (3,523,012)
                                      ------------    ------------  -----------  ------------  ------------    ------------
 Net Assets:
   Beginning of year                    15,940,305      19,927,694   12,512,486    14,324,355    27,210,152      30,733,164
                                      ------------    ------------  -----------  ------------  ------------    ------------
   End of year                        $ 13,273,833    $ 15,940,305  $12,010,261  $ 12,512,486  $ 26,168,191    $ 27,210,152
                                      ============    ============  ===========  ============  ============    ============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                   LMPVPII                       LMPVPIII                     LMPVPIII                     LMPVPIII
              Growth and Income           Adjustable Rate Income         Aggressive Growth             Large Cap Growth
             Subaccount (Class I)                Subaccount                  Subaccount                   Subaccount
      ------------------------------ ------------------------------------------------------------------------------------------
            2006           2005            2006          2005          2006         2005          2006           2005
      --------------  -------------- -------------- ------------- ------------  ------------  -------------   --------------

         $  (2,307)  $     (2,900)   $     9,349    $    2,756    $  (193,662)  $   (198,931) $    (54,611)   $   (61,433)
            24,494          3,529            538           358        690,691        369,792       118,944         89,220

               558          3,855         (2,271)       (1,320)       449,903      1,138,428        37,071        125,446
         ---------      ---------    -----------    ----------    -----------   ------------  ------------    -----------


            22,745          4,484          7,616         1,794        946,932      1,309,289       101,404        153,233
         ---------      ---------    -----------    ----------    -----------   ------------  ------------    -----------

            51,056          9,237             11            --         23,636         69,303        11,123          7,292

            29,202          2,644        125,099        18,286        701,909        831,027       429,616        506,520
               (58)           (84)           (17)          (24)        (3,001)        (3,294)         (816)          (978)
           (13,311)          (818)       (20,592)      (29,645)    (1,923,305)    (1,494,795)     (684,779)      (642,689)

           (99,932)       (18,344)           (31)      (16,228)      (561,886)      (990,413)     (291,787)      (351,569)
                --             --             --            --       (433,413)      (306,439)     (142,486)      (104,916)
         ---------      ---------    -----------    ----------    -----------   ------------  ------------    -----------

           (33,043)        (7,365)       104,470       (27,611)    (2,196,060)    (1,894,611)     (679,129)      (586,340)
         ---------      ---------    -----------    ----------    -----------   ------------  ------------    -----------

           (10,298)        (2,881)       112,086       (25,817)    (1,249,128)      (585,322)     (577,725)      (433,107)

           225,530        228,411        184,164       209,981     14,419,697     15,005,019     4,842,167      5,275,274
         ---------      ---------    -----------    ----------    -----------   ------------  ------------    -----------
         $ 215,232      $ 225,530    $   296,250    $  184,164    $13,170,569   $ 14,419,697  $  4,264,442    $ 4,842,167
         =========      =========    ===========    ==========    ===========   ============  ============    ===========

              The accompanying notes are an integral part of these
                              financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                  LMPVPIII                 Lord Abbett               Lord Abbett
                                           Social Awareness Stock       Growth and Income           Mid-Cap Value
                                                 Subaccount            Subaccount (Class VC)     Subaccount (Class VC)
                                      ----------------------------  -------------------------- ---------------------------
                                            2006           2005         2006          2005         2006         2005
                                      ---------------  -----------  ----------  ------------   ------------  -------------
Operations:
  Net investment income (loss)         $       (701)   $     119   $    (1,518) $    (4,045)   $   (10,708)  $    (8,890)
  Realized gain (loss)                           26           (6)       37,575       49,063        103,248        76,559
  Change in unrealized gain (loss)
    on investments                            6,242           (5)       65,684      (31,653)        (1,896)       (2,416)
                                       ------------    ---------   -----------  -----------    -----------   -----------
    Net increase (decrease) in net
      assets resulting from
      operations                              5,567          108       101,741       13,365         90,644        65,253
                                       ------------    ---------   -----------  -----------    -----------   -----------
Unit Transactions:
  Participant purchase payments                  --           --           417        6,262         19,295        71,057
  Participant transfers from other
    funding options                          21,080       90,531       149,293      137,698        138,710       429,508
  Administrative charges                         --           --          (138)        (158)          (189)         (222)
  Contract surrenders                            --           --       (74,880)     (47,126)      (191,313)      (77,683)
  Participant transfers to other
    funding options                              --           --       (14,623)     (59,635)      (148,645)      (29,272)
  Other receipts/(payments)                      --           --            --       (3,588)          (946)           --
                                       ------------    ---------   -----------  -----------    -----------   -----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                           21,080       90,531        60,069       33,453       (183,088)      393,388
                                       ------------    ---------   -----------  -----------    -----------   -----------
    Net increase (decrease) in net
      assets                                 26,647       90,639       161,810       46,818        (92,444)      458,641
Net Assets:
  Beginning of year                          90,639           --       626,799      579,981      1,061,650       603,009
                                       ------------    ---------   -----------  -----------    -----------   -----------
  End of year                          $    117,286    $  90,639   $   788,609  $   626,799    $   969,206   $ 1,061,650
                                       ============    =========   ===========  ===========    ===========   ===========

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                        MIST Batterymarch              MIST BlackRock               MIST BlackRock
            Managed Assets                Mid-Cap Stock                  High Yield                 Large-Cap Core
              Subaccount               Subaccount (Class A)         Subaccount (Class A)         Subaccount (Class A)
     ----------------------------------------------------------------------------------------------------------------------
         2006           2005          2006          2005             2006           2005            2006          2005
     -----------    -----------   ------------   ---------      -------------   -------------   -----------    -----------

     $     3,481    $    (1,067)  $   (120,680)  $      --      $    (143,297)  $          --   $   (12,554)   $        --
           5,815            673       (202,731)         --             49,801              --        (1,086)            --

          (4,674)         4,001       (458,108)         --            886,361              --        88,442             --
     -----------    -----------   ------------   ---------      -------------   -------------   -----------    -----------


           4,622          3,607       (781,519)         --            792,865              --        74,802             --
     -----------    -----------   ------------   ---------      -------------   -------------   -----------    -----------

              --          2,500          3,088          --             21,348              --            23             --

          87,325         88,959     15,108,314          --         16,340,597              --     1,410,798             --
              --            (22)        (2,940)         --             (2,935)             --          (432)            --
         (37,011)        (1,495)    (1,568,149)         --         (2,212,202)             --      (108,641)            --

        (162,413)          (646)      (802,313)         --           (251,848)             --       (28,945)            --
              (2)            --       (108,338)         --           (203,666)             --            --             --
     -----------    -----------   ------------   ---------      -------------   -------------   -----------    -----------


        (112,101)        89,296     12,629,662          --         13,691,294              --     1,272,803             --

        (107,479)        92,903     11,848,143          --         14,484,159              --     1,347,605             --

         107,479         14,576             --         --                 --              --             --             --
     -----------    -----------   ------------   ---------      -------------   -------------   -----------    -----------
     $        --    $    107,479  $ 11,848,143  $      --       $ 14,484,159    $         --    $ 1,347,605    $        --
     ===========    ============  ============  =========       ============    ============    ===========    ===========


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                MIST Dreman            MIST Harris Oakmark            MIST Janus
                                              Small-Cap Value             International          Capital Appreciation
                                            Subaccount (Class A)       Subaccount (Class A)      Subaccount (Class A)
                                       ---------------------------  ------------------------- ------------------------------
                                              2006         2005         2006          2005         2006            2005
                                       -------------- ------------  ------------ ------------ --------------- --------------
Operations:
  Net investment income (loss)           $     (9,021)  $        --  $   (214,397) $         -- $   (457,870)  $         --
  Realized gain (loss)                          2,026            --       (10,574)           --     (238,944)            --
  Change in unrealized gain (loss)
    on investments                             67,761            --     2,487,280            --    1,675,317             --
                                         ------------   -----------  ------------  ------------ ------------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations                               60,766            --     2,262,309            --      978,503             --
                                         ------------   -----------  ------------  ------------ ------------   ------------
Unit Transactions:
  Participant purchase payments                15,625            --         6,049            --       63,832             --
  Participant transfers from other
    funding options                           972,017            --    25,806,411            --   54,183,232             --
  Administrative charges                          (33)           --        (5,009)           --      (20,370)            --
  Contract surrenders                         (19,504)           --    (2,538,595)           --   (5,143,286)            --
  Participant transfers to other
    funding options                              (131)           --      (872,011)           --   (1,878,065)            --
  Other receipts/(payments)                         --           --      (118,797)           --     (536,975)            --
                                         ------------   -----------  ------------  ------------ ------------   ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                            967,974            --    22,278,048            --   46,668,368             --
                                         ------------   -----------  ------------  ------------ ------------   ------------
    Net increase (decrease) in net
      assets                                1,028,740            --    24,540,357            --   47,646,871             --
Net Assets:
  Beginning of year                                --            --            --            --           --             --
                                         ------------   -----------  ------------  ------------ ------------   ------------
  End of year                            $  1,028,740   $        --  $ 24,540,357  $         -- $ 47,646,871   $         --
                                         ============   ===========  ============  ============ ============   ============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


               MIST Legg Mason               MIST Lord Abbett             MIST Lord Abbett             MIST Lord Abbett
           Partners Managed Assets            Bond Debenture             Growth and Income               Mid-Cap Value
             Subaccount (Class A)          Subaccount (Class A)         Subaccount (Class B)         Subaccount (Class B)
       ----------------------------    --------------------------     --------------------------    ------------------------
             2006          2005            2006          2005            2006           2005           2006           2005
       --------------  ------------    ------------  ------------     -----------    ------------   ----------     ----------

         $    (1,808)  $          --   $   (124,180) $          --    $ (101,201)    $         --       $  (308)      $    --
                  89              --         37,204             --         31,989              --            14            --

              13,929              --        704,552             --      1,028,913              --         5,447            --
         -----------   -------------   ------------  -------------    -----------    ------------       -------       -------


              12,210              --        617,576             --        959,701              --         5,153            --
         -----------   -------------   ------------  -------------    -----------    ------------       -------       -------

               6,250              --          9,130             --         17,464              --         7,404            --

             221,056              --     14,137,355             --     13,657,016              --        66,209            --
                 (22)             --         (2,792)            --         (2,785)             --            (3)           --
              (4,107)             --     (1,669,313)            --     (1,434,417)             --            --            --

              (2,877)             --       (281,510)            --       (189,481)             --            --            --
                 --               --       (162,976)            --        (79,019)             --            --            --
         -----------   -------------   ------------  -------------    -----------    ------------       -------       -------


             220,300              --     12,029,894             --     11,968,778              --        73,610            --
         -----------   -------------   ------------  -------------    -----------    ------------       -------       -------

             232,510              --     12,647,470             --     12,928,479              --        78,763            --

                  --              --             --             --             --              --            --            --
         -----------   -------------   ------------  -------------    -----------    ------------       -------       -------
         $   232,510   $          --   $ 12,647,470  $          --    $12,928,479    $         --       $78,763       $    --
         ===========   =============   ============  =============    ===========    ============       =======       =======

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                MIST Met/AIM                                        MIST Neuberger
                                            Capital Appreciation         MIST MFS(R) Value          Berman Real Estate
                                            Subaccount (Class A)       Subaccount (Class A)      Subaccount (Class A)
                                       ---------------------------  ------------------------  ---------------------------
                                              2006         2005         2006          2005         2006         2005
                                       -------------- ------------  ------------ ------------ -----------  --------------
Operations:
  Net investment income (loss)         $    (25,123)   $     --   $      7,109    $     --   $   (142,708)   $     --
  Realized gain (loss)                      307,946          --         50,656          --         94,668          --
  Change in unrealized gain (loss)
    on investments                         (328,085)         --         36,831          --      3,181,667          --
                                       ------------    --------   ------------    --------   ------------    --------
    Net increase (decrease) in net
      assets resulting from
      operations                            (45,262)         --         94,596          --      3,133,627          --
                                       ------------    --------   ------------    --------   ------------    --------
Unit Transactions:
  Participant purchase payments              12,336          --             --          --         22,763          --
  Participant transfers from other
    funding options                       3,025,721          --      1,199,498          --     31,975,749          --
  Administrative charges                       (632)         --            (72)         --         (2,418)         --
  Contract surrenders                       (81,853)         --        (31,814)         --     (1,366,039)         --
  Participant transfers to other
    funding options                         (93,601)         --        (53,228)         --       (452,453)         --
  Other receipts/(payments)                (151,041)         --             --          --        (28,303)         --
                                       ------------    --------   ------------    --------   ------------    --------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                        2,710,930          --      1,114,384          --     30,149,299          --
                                       ------------    --------   ------------    --------   ------------    --------
    Net increase (decrease) in net
      assets                              2,665,668          --      1,208,980          --     33,282,926          --
Net Assets:
  Beginning of year                              --          --             --          --             --          --
                                       ------------    --------   ------------    --------   ------------    --------
  End of year                          $  2,665,668    $     --   $  1,208,980    $     --   $ 33,282,926    $     --
                                       ============    ========   ============    ========   ============    ========

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                            MIST Pioneer              MIST Third Avenue              MSF BlackRock
             MIST Pioneer Fund              Strategic Income             Small Cap Value             Aggressive Growth
          Subaccount (Class A)          Subaccount (Class A)         Subaccount (Class B)         Subaccount (Class D)
   ------------------------------ ---------------------------   --------------------------- ----------------------------
         2006           2005          2006           2005            2006          2005         2006            2005
   --------------  -------------- ------------   ------------   --------------  ----------- ------------    ------------

    $       (390)   $        --   $    124,543    $        --   $     (1,859)   $      --   $   (226,296)   $         --
             742             --         12,860             --            375           --       (198,638)             --

           2,813             --         (7,572)            --         16,339           --       (309,487)             --
    ------------    -----------   ------------    -----------   ------------    ---------   ------------    ------------


           3,165             --        129,831             --         14,855           --       (734,421)             --
    ------------    -----------   ------------    -----------   ------------    ---------   ------------    ------------

              --             --         27,350             --          5,012           --          8,344              --

          62,113             --      3,994,169             --        504,547           --     27,136,673              --
              (3)            --         (1,089)            --            (34)          --         (8,297)             --
         (16,782)            --       (614,444)            --        (19,057)          --     (2,120,381)             --

              --             --        (93,097)            --           (439)          --       (834,734)             --
              --             --            (47)            --             --           --       (230,936)             --
    ------------    -----------   ------------    -----------   ------------    ---------   ------------    ------------


          45,328             --      3,312,842             --        490,029           --     35,459,167              --
    ------------    -----------   ------------    -----------   ------------    ---------   ------------    ------------

          48,493             --      3,442,673             --        504,884           --     23,950,669              --

              --             --             --             --             --           --     23,216,248              --
    ------------    -----------   ------------    -----------   ------------    ---------   ------------    ------------
    $     48,493    $        --   $  3,442,673    $        --   $    504,884    $      --   $ 23,216,248    $         --
    ============    ===========   ============    ===========   ============    =========   ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                              MSF BlackRock                MSF BlackRock
                                               Bond Income                  Money Market                  MSF FI Large Cap
                                           Subaccount (Class A)         Subaccount (Class A)            Subaccount (Class A)
                                      -----------------------------  --------------------------  -------------------------------
                                            2006            2005          2006          2005           2006            2005
                                      --------------   ------------  -------------  ------------  -------------   ------------
Operations:
  Net investment income (loss)         $   (248,187)   $        --   $    854,315    $        --   $   (629,772)   $         --
  Realized gain (loss)                      131,001             --             --             --       (387,185)             --
  Change in unrealized gain (loss)
    on investments                        1,143,098             --             --             --      1,502,578              --
                                       ------------    -----------   ------------    -----------   ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                          1,025,912             --        854,315             --        485,621              --
                                       ------------    -----------   ------------    -----------   ------------    ------------
Unit Transactions:
  Participant purchase payments              18,405             --        451,348             --        127,176              --
  Participant transfers from other
    funding options                      28,077,306             --     49,604,370             --     71,006,860              --
  Administrative charges                     (5,068)            --         (8,502)            --        (18,324)             --
  Contract surrenders                    (3,371,001)            --     (6,759,827)            --     (5,386,333)             --
  Participant transfers to other
    funding options                        (942,492)            --     (7,494,211)            --     (2,072,278)             --
  Other receipts/(payments)                (629,227)            --       (334,011)            --     (1,906,539)             --
                                       ------------    -----------   ------------    -----------   ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                       23,147,923             --     35,459,167             --     61,750,562              --
                                       ------------    -----------   ------------    -----------   ------------    ------------
    Net increase (decrease) in net
      assets                             24,173,835             --     36,313,482             --     62,236,183              --
Net Assets:
  Beginning of year                              --             --             --             --             --              --
                                       ------------    -----------   ------------    -----------   ------------    ------------
  End of year                          $ 24,173,835    $        --   $ 36,313,482    $        --   $ 62,236,183    $         --
                                       ============    ===========   ============    ===========   ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                                   MSF Oppenheimer             MSF T. Rowe Price
     MSF FI Value Leaders         MSF MFS(R) Total Return           Global Equity               Large Cap Growth
     Subaccount (Class D)          Subaccount (Class F)         Subaccount (Class B)         Subaccount (Class B)
  -----------------------------------------------------------------------------------------------------------------------
      2006            2005           2006             2005           2006            2005          2006           2005
  -------------    ----------   -------------    -------------   -------------    ---------   -------------    ----------

  $    (542,270)   $       --   $    (994,647)   $          --   $     (76,648)   $      --   $     (57,899)   $       --
       (200,880)           --         167,820               --         (20,462)          --          (5,007)           --

      1,830,066            --       7,526,835               --         796,552           --         486,353            --
  -------------    ----------   -------------    -------------   -------------    ---------   -------------    ----------


      1,086,916            --       6,700,008               --         699,442           --         423,447            --
  -------------    ----------   -------------    -------------   -------------    ---------   -------------    ----------

         32,457            --          68,500               --          11,112           --          32,201            --

     59,487,788            --     115,972,500               --      20,295,916           --       6,698,913            --
        (11,387)           --         (20,974)              --            (642)          --          (2,043)           --
     (5,450,393)           --      (9,010,838)              --        (334,131)          --        (458,665)           --

     (2,038,622)           --      (2,429,995)              --        (537,530)          --        (253,328)           --
     (1,932,491)           --      (1,008,765)              --         (12,738)          --         (54,369)           --
  -------------    ----------   -------------    -------------   -------------    ---------   -------------    ----------


     50,087,352            --     103,570,428               --      19,421,987           --       5,962,709            --
  -------------    ----------   -------------    -------------   -------------    ---------   -------------    ----------

     51,174,268            --     110,270,436               --      20,121,429           --       6,386,156            --

            --             --              --               --              --           --              --            --
  -------------    ----------   -------------    -------------   -------------    ---------   -------------    ----------
  $  51,174,268    $       --   $ 110,270,436    $          --   $  20,121,429    $      --   $   6,386,156    $       --
  =============    ==========   =============    =============   =============    =========   =============    ==========

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                             MSF Western Asset           MSF Western Asset Management
                                         Management High Yield Bond            U.S. Government             Money Market
                                            Subaccount (Class A)             Subaccount (Class A)           Subaccount
                                      ------------------------------   -------------------------------  ---------------------------
                                            2006           2005             2006             2005           2006          2005
                                      --------------   -------------   ------------     --------------  -----------   -------------
Operations:
  Net investment income (loss)         $     (1,768)   $        --     $     (1,426)     $     --     $    162,420    $    283,269
  Realized gain (loss)                        3,698             --            3,779            --               --              --
  Change in unrealized gain (loss)
    on investments                            7,379             --            4,332            --               --              --
                                       ------------    -----------     ------------      --------     ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                              9,309             --            6,685            --          162,420         283,269
                                       ------------    -----------     ------------      --------     ------------    ------------
Unit Transactions:
  Participant purchase payments                  --             --               --            --           22,606         581,574
  Participant transfers from other
    funding options                         288,037             --          228,743            --        3,206,063       5,072,886
  Administrative charges                        (27)            --              (15)           --             (152)         (5,299)
  Contract surrenders                       (12,928)            --          (11,582)           --       (2,515,816)     (4,020,682)
  Participant transfers to other
    funding options                        (158,420)            --         (117,820)           --      (18,696,935)     (4,704,475)
  Other receipts/(payments)                      --             --               --            --         (202,462)       (279,704)
                                       ------------    -----------     ------------      --------     ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                          116,662             --           99,326            --      (18,186,696)     (3,355,700)
                                       ------------    -----------     ------------      --------     ------------    ------------
    Net increase (decrease) in net
      assets                                125,971             --          106,011            --      (18,024,276)     (3,072,431)
Net Assets:
  Beginning of year                              --             --               --            --       18,024,276      21,096,707
                                       ------------    -----------     ------------      --------     ------------    ------------
  End of year                          $    125,971    $        --     $    106,011      $     --     $         --    $ 18,024,276
                                       ============    ===========     ============      ========     ============    ============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                  Morgan Stanley                Morgan Stanley               Morgan Stanley                Oppenheimer
                 Dividend Growth                    Equity                   S&P 500 Index                Main Street/VA
               Subaccount (Class Y)          Subaccount (Class Y)         Subaccount (Class Y)      Subaccount (Service Shares)
       ---------------------------------------------------------------------------------------------------------------------------
          2006           2005           2006          2005            2006            2005         2006              2005
       ----------    ------------   ------------   -----------    ------------   ------------   -----------    ---------------
      $    (7,692)   $    (7,994)   $    (7,960)   $    (6,519)   $   (25,263)   $   (24,223)   $       682    $      (408)
           11,861          4,981         17,466            859        252,777         50,151         13,298             57

           86,251         40,462         (1,552)        65,308        552,552        132,401         (7,415)         5,132
      -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


           90,420         37,449          7,954         59,648        780,066        158,329          6,565          4,781
      -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

           58,000        152,491             --        154,800         32,005        356,878             --             --

            1,556         60,255         20,966          6,118         63,507        128,619         40,808         74,484
              (77)          (108)           (23)           (24)          (228)          (272)            --            (18)
          (40,959)       (35,679)        (7,390)          (506)       (93,182)       (80,879)        (3,246)        (1,515)

          (31,779)          (513)        (1,587)        (2,076)       (27,406)      (143,731)      (146,652)            --
           (5,612)          (334)       (66,450)            --     (1,280,766)            --             (2)            --
      -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------


          (18,871)       176,112        (54,484)       158,312     (1,306,070)       260,615       (109,092)        72,951
      -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------

           71,549        213,561        (46,530)       217,960       (526,004)       418,944       (102,527)        77,732

        1,064,781        851,220        401,286        183,326      6,216,953      5,798,009        102,527         24,795
      -----------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
      $ 1,136,330    $ 1,064,781    $   354,756    $   401,286    $ 5,690,949    $ 6,216,953    $        --    $   102,527
      ===========    ===========    ===========    ===========    ===========    ===========    ===========    ===========


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                 PIMCO VIT                  PIMCO VIT
                                                Real Return                Total Return                       Putnam VT
                                                 Subaccount                 Subaccount                     Discovery Growth
                                           (Administrative Class)     (Administrative Class)             Subaccount (Class IB)
                                      ---------------------------   ----------------------------    ---------------------------
                                           2006          2005           2006            2005            2006             2005
                                      ------------    ----------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss)          $   21,624    $   13,086    $    577,787    $    426,704    $     (3,264)   $     (3,741)
  Realized gain (loss)                       6,078        16,005          49,187         442,328          21,453           6,232
  Change in unrealized gain (loss)
    on investments                         (35,862)      (24,810)       (207,482)       (653,146)            655          10,831
                                        ----------    ----------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                            (8,160)        4,281         419,492         215,886          18,844          13,322
                                        ----------    ----------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments                541        73,744          45,293         220,600             351              --
  Participant transfers from other
    funding options                        294,307       386,285       1,574,986       2,677,861           3,941             557
  Administrative charges                      (112)         (205)         (4,146)         (4,928)            (46)            (47)
  Contract surrenders                     (312,159)     (168,300)     (3,211,196)     (2,216,199)       (102,939)        (39,788)
  Participant transfers to other
    funding options                       (320,633)     (118,516)     (1,727,953)     (1,609,427)         (5,071)           (151)
  Other receipts/(payments)                     --       (22,583)       (497,213)       (388,896)             --         (12,622)
                                        ----------    ----------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                        (338,056)      150,425      (3,820,229)     (1,320,989)       (103,764)        (52,051)
                                        ----------    ----------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets                              (346,216)      154,706      (3,400,737)     (1,105,103)        (84,920)        (38,729)
Net Assets:
  Beginning of year                        997,781       843,075      21,125,839      22,230,942         256,870         295,599
                                        ----------    ----------    ------------    ------------    ------------    ------------
  End of year                           $  651,565    $  997,781    $ 17,725,102    $ 21,125,839    $    171,950    $    256,870
                                        ==========    ==========    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                              financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                Putnam VT                     Putnam VT                  Travelers AIM                      Travelers
           International Equity            Small Cap Value            Capital Appreciation            Convertible Securities
           Subaccount (Class IB)         Subaccount (Class IB)             Subaccount                       Subaccount
     -----------------------------  ----------------------------   --------------------------      ---------------------------
          2006           2005            2006          2005            2006           2005             2006           2005
     ------------  ---------------  -------------  ------------    ------------   ------------     ------------   ------------

   $    (29,059)   $     (1,286)   $    (39,421)   $    (46,549)   $    (16,002)   $    (39,493)   $     52,766    $    152,572
        209,007         112,590         595,143         508,640         419,504             175       1,407,439         432,906

        581,460         115,763         (25,434)       (275,449)       (217,815)        233,844        (572,377)       (802,615)
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


        761,408         227,067         530,288         186,642         185,687         194,526         887,828        (217,137)
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

         24,958          63,992          29,334          23,375           7,948         131,956           8,400          48,416

      1,637,462         895,154         368,532         545,040          33,966         175,106          30,794         164,646
           (621)           (449)           (811)         (1,038)            (13)           (655)            (54)         (3,204)
       (458,732)       (321,671)       (605,116)       (578,744)       (125,908)       (186,536)       (567,516)     (1,463,018)

       (501,986)       (302,061)       (294,883)       (415,986)     (3,010,695)       (160,760)    (13,894,978)       (991,829)
        (17,037)        (86,288)         (6,301)        (60,199)         (8,244)        (29,554)        (57,824)       (440,910)
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


        684,044         248,677        (509,245)       (487,552)     (3,102,946)        (70,443)    (14,481,178)     (2,685,899)
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      1,445,452         475,744          21,043        (300,910)     (2,917,259)        124,083     (13,593,350)     (2,903,036)

      2,466,280       1,990,536       3,614,380       3,915,290       2,917,259       2,793,176      13,593,350      16,496,386
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
   $  3,911,732    $  2,466,280    $  3,635,423    $  3,614,380    $         --    $  2,917,259    $         --    $ 13,593,350
   ============    ============    ============    ============    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                           Travelers Disciplined                                            Travelers
                                               Mid Cap Stock            Travelers Equity Income        Federated High Yield
                                                 Subaccount                    Subaccount                   Subaccount
                                     ----------------------------   -----------------------------    --------------------------
                                           2006          2005           2006             2005            2006           2005
                                     ----------------------------   -------------    ------------    ------------    ----------
Operations:
  Net investment income (loss)       $     10,910    $   (212,967)   $    491,135    $   (942,665)   $  1,235,359    $   (268,676)
  Realized gain (loss)                  5,607,774       1,095,822      10,879,477       2,208,853      (1,120,053)       (210,591)
  Change in unrealized gain (loss)
    on investments                     (4,286,313)        655,513      (8,373,566)        396,190         319,820         656,692
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                        1,332,371       1,538,368       2,997,046       1,662,378         435,126         177,425
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments            15,579          34,163         192,723         377,537           5,005          70,388
  Participant transfers from other
    funding options                        66,584         666,711         444,801       1,742,520         343,605         573,557
  Administrative charges                      (80)         (3,724)           (240)        (13,817)           (105)         (3,826)
  Contract surrenders                    (692,278)     (2,864,380)     (2,823,933)     (8,279,755)     (1,065,076)     (3,324,301)
  Participant transfers to other
    funding options                   (15,253,217)       (584,020)    (60,267,344)     (2,284,918)    (16,696,800)     (1,305,437)
  Other receipts/(payments)              (254,637)       (282,128)       (461,726)     (1,260,435)       (352,613)       (371,204)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                    (16,118,049)     (3,033,378)    (62,915,719)     (9,718,868)    (17,765,984)     (4,360,823)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets                          (14,785,678)     (1,495,010)    (59,918,673)     (8,056,490)    (17,330,858)     (4,183,398)
Net Assets:
  Beginning of year                    14,785,678      16,280,688      59,918,673      67,975,163      17,330,858      21,514,256
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year                        $         --    $ 14,785,678    $         --    $ 59,918,673    $         --    $ 17,330,858
                                     ============    ============    ============    ============    ============    ============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                          Travelers                    Travelers
       Travelers Federated Stock        Travelers Large Cap         Mercury Large Cap Core        MFS(R) Mid Cap Growth
               Subaccount                    Subaccount                   Subaccount                   Subaccount
  -----------------------------   ----------------------------    ----------------------------    -----------------------------
       2006             2005           2006            2005          2006             2005            2006             2005
  ------------    -------------   ------------    ------------    -----------     ------------    ------------    -------------

  $    128,303    $   (179,060)   $    (22,409)   $   (583,092)   $     (3,367)   $    (16,934)   $   (126,317)   $   (367,612)
     1,840,182         344,211      (1,210,457)       (983,289)        130,714          (4,378)     (3,019,479)     (1,401,558)

    (1,558,389)        300,190       2,410,727       4,119,702         (43,907)        142,317       4,756,440       2,797,340
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


       410,096         465,341       1,177,861       2,553,321          83,440         121,005       1,610,644       1,028,170
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

         9,524          33,120          30,793         496,053           1,760          19,787          17,345          21,439

        35,718         163,476         285,205       1,043,937          28,020         202,206          14,292      19,388,420
           (44)         (2,879)           (159)         (9,550)             (1)           (492)           (145)         (9,997)
      (739,600)     (2,075,444)     (1,584,239)     (4,058,315)        (24,939)        (67,212)     (1,305,517)     (2,927,868)

   (11,254,879)       (755,744)    (37,782,627)     (1,736,028)     (1,428,451)        (47,597)    (27,861,979)     (1,828,650)
      (127,565)       (190,711)       (345,165)       (546,469)             --         (14,484)       (467,084)       (309,763)
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   (12,076,846)     (2,828,182)    (39,396,192)     (4,810,372)     (1,423,611)         92,208     (29,603,088)     14,333,581
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   (11,666,750)     (2,362,841)    (38,218,331)     (2,257,051)     (1,340,171)        213,213     (27,992,444)     15,361,751

    11,666,750      14,029,591      38,218,331      40,475,382       1,340,171       1,126,958      27,992,444      12,630,693
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
  $         --    $ 11,666,750    $         --    $ 38,218,331    $         --    $  1,340,171    $         --    $ 27,992,444
  ============    ============    ============    ============    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                 Travelers                                               Travelers
                                             MFS(R) Total Return       Travelers MFS(R) Value    Mondrian International Stock
                                                 Subaccount                  Subaccount                   Subaccount
                                     --------------------------------------------------------------------------------------------
                                           2006           2005           2006           2005            2006           2005
                                     --------------------------------------------------------------------------------------------
Operations:
  Net investment income (loss)       $    681,194    $    549,425    $     (2,408)   $      1,755    $    749,091    $   (308,046)
  Realized gain (loss)                  2,918,754       4,686,921          48,761          22,228       9,647,269       1,176,712
  Change in unrealized gain (loss)
    on investments                       (909,230)     (3,990,959)         (5,462)           (861)     (7,122,151)        853,991
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                        2,690,718       1,245,387          40,891          23,122       3,274,209       1,722,657
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments            77,384       1,175,788              --              --          37,260          85,961
  Participant transfers from other
    funding options                       535,005       4,298,407          33,752         426,939         249,469       1,004,239
  Administrative charges                     (352)        (19,748)             --             (57)            (83)         (5,312)
  Contract surrenders                  (3,957,482)    (10,445,723)         (8,653)        (22,993)     (1,064,483)     (2,948,424)
  Participant transfers to other
    funding options                   (82,610,738)     (2,282,910)       (593,345)            (82)    (24,905,252)       (972,696)
  Other receipts/(payments)              (659,678)     (1,517,689)             (7)             --         (80,176)       (295,889)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                    (86,615,861)     (8,791,875)       (568,253)        403,807     (25,763,265)     (3,132,121)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets                          (83,925,143)     (7,546,488)       (527,362)        426,929     (22,489,056)     (1,409,464)
Net Assets:
  Beginning of year                    83,925,143      91,471,631         527,362         100,433      22,489,056      23,898,520
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year                        $         --    $ 83,925,143    $         --    $    527,362    $         --    $ 22,489,056
                                     ============    ============    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                              financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                             Travelers
          Travelers Pioneer Fund       Pioneer Strategic Income      Travelers Quality Bond     Travelers Strategic Equity
               Subaccount                    Subaccount                   Subaccount                   Subaccount
   ----------------------------- ------------------------------- ----------------------------  --------------------------------
         2006          2005            2006           2005            2006           2005           2006              2005
   -----------  ---------------- -------------  ---------------- ------------   -------------  --------------    --------------

 $        197    $       (442)   $    (18,353)   $    109,483    $  1,581,627    $   (448,117)   $    (35,001)   $   (304,219)
        6,432             591        (326,339)       (112,742)     (1,723,724)        (30,338)    (11,932,822)     (3,182,423)

       (4,569)          1,171         387,734          99,385        (102,162)        541,206      13,530,092       3,448,429
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


        2,060           1,320          43,042          96,126        (244,259)         62,751       1,562,269         (38,213)
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

           --              --           7,105         153,087          11,893         163,887          12,673          47,124

           --          10,560         130,796         508,681         445,462         651,938          48,730         210,260
           --              (3)            (18)         (1,202)           (173)         (6,225)           (264)        (12,618)
         (230)         (3,329)       (226,450)     (1,023,370)     (1,587,117)     (3,081,399)     (1,840,132)     (4,629,513)

      (35,331)         (4,234)     (4,064,676)       (122,862)    (28,418,165)     (1,835,040)    (34,280,217)     (1,166,104)
           --              --        (100,696)       (240,637)        511,752        (753,290)       (556,410)       (761,692)
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      (35,561)          2,994      (4,253,939)       (726,303)    (29,036,348)     (4,860,129)    (36,615,620)     (6,312,543)
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      (33,501)          4,314      (4,210,897)       (630,177)    (29,280,607)     (4,797,378)    (35,053,351)     (6,350,756)

       33,501          29,187       4,210,897       4,841,074      29,280,607      34,077,985      35,053,351      41,404,107
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
 $         --    $     33,501    $         --    $  4,210,897    $         --    $ 29,280,607    $         --    $ 35,053,351
 ============    ============    ============    ============    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                       Travelers Style Focus Series:        Travelers                    UIF
                                               Small Cap Value      U.S. Government Securities  Core Plus Fixed Income
                                                 Subaccount                 Subaccount           Subaccount (Class II)
                                      -----------------------------------------------------------------------------------------
                                              2006         2005         2006          2005         2006         2005
                                      ------------------------------------------------------------------------------------------
Operations:
  Net investment income (loss)       $      (989)   $      (131)   $    11,892    $    (1,060)   $   119,838    $    81,077
  Realized gain (loss)                    10,608            686        (19,321)           (33)        27,257         40,304
  Change in unrealized gain (loss)
    on investments                        (1,487)         1,487           (455)           455        (49,549)       (20,900)
                                     -----------    -----------    -----------    -----------    -----------    -----------
    Net increase (decrease) in net
      assets resulting from
      operations                           8,132          2,042         (7,884)          (638)        97,546        100,481
                                     -----------    -----------    -----------    -----------    -----------    -----------
Unit Transactions:
  Participant purchase payments           15,647         35,409             --        137,512         38,939        148,114
  Participant transfers from other
    funding options                      825,998         25,805          2,681         97,227      1,140,199        883,314
  Administrative charges                      --             (4)            (1)           (21)          (551)          (647)
  Contract surrenders                       (426)            --        (13,286)        (3,617)      (228,011)      (301,261)
  Participant transfers to other
    funding options                     (912,594)            (9)      (211,973)            --       (109,819)      (161,094)
  Other receipts/(payments)                   --             --             --             --        (25,947)       (22,517)
                                     -----------    -----------    -----------    -----------    -----------    -----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                       (71,375)        61,201       (222,579)       231,101        814,810        545,909
                                     -----------    -----------    -----------    -----------    -----------    -----------
    Net increase (decrease) in net
      assets                             (63,243)        63,243       (230,463)       230,463        912,356        646,390
Net Assets:
  Beginning of year                       63,243             --        230,463             --      5,357,567      4,711,177
                                     -----------    -----------    -----------    -----------    -----------    -----------
  End of year                        $        --    $    63,243    $        --    $   230,463    $ 6,269,923    $ 5,357,567
                                     ===========    ===========    ===========    ===========    ===========    ===========


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                 UIF                           UIF                              UIF                            UIF
       Emerging Markets Equity          Equity and Income                   Equity Growth                Global Franchise
         Subaccount (Class I)          Subaccount (Class II)            Subaccount (Class I)           Subaccount (Class II)
  ------------------------------- ------------------------------  -----------------------------   ----------------------------
        2006           2005           2006             2005           2006             2005            2006           2005
  -------------   --------------- -------------   --------------  -------------   -------------   --------------  ------------

  $   (127,051)   $   (127,535)   $    (66,254)   $   (148,207)   $   (152,144)   $   (100,331)   $    (32,801)   $   (220,998)
     1,451,123         268,647       2,919,805         184,452         214,485          20,781       4,572,728          91,412

     2,553,445       2,661,031      (1,829,823)        582,704          74,693       1,256,017      (2,374,524)      1,205,915
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     3,877,517       2,802,143       1,023,728         618,949         137,034       1,176,467       2,165,403       1,076,329
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

       103,931         394,319          96,026         743,770           2,202         156,473         229,863         968,188

     1,882,923       1,019,005         893,877       1,403,415       1,068,155         843,508       2,260,050       2,790,874
        (1,541)         (1,478)         (1,656)         (1,689)         (1,388)         (1,600)         (1,537)         (1,408)
    (1,473,891)       (546,346)       (570,589)       (380,143)       (768,478)       (494,527)       (695,299)       (253,256)

    (1,380,653)       (491,116)    (13,688,089)       (122,022)     (1,124,594)       (785,254)    (17,323,192)       (175,918)
       (65,755)        (58,888)       (281,867)        (54,510)        (68,201)        (86,108)       (196,486)        (75,624)
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      (934,986)        315,496     (13,552,298)      1,588,821        (892,304)       (367,508)    (15,726,601)      3,252,856
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     2,942,531       3,117,639     (12,528,570)      2,207,770        (755,270)        808,959     (13,561,198)      4,329,185

    11,681,347       8,563,708      12,528,570      10,320,800       9,720,656       8,911,697      13,561,198       9,232,013
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
  $ 14,623,878    $ 11,681,347    $         --    $ 12,528,570    $  8,965,386    $  9,720,656    $         --    $ 13,561,198
  ============    ============    ============    ============    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                                 UIF                           UIF                                UIF
                                         Global Value Equity              Mid Cap Growth                  Small Company Growth
                                         Subaccount (Class I)          Subaccount (Class I)               Subaccount (Class II)
                                      ---------------------------   -----------------------------    ----------------------------
                                          2006           2005            2006            2005            2006            2005
                                      -------------  ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss)       $     12,790    $   (100,932)   $   (199,128)   $   (185,414)   $    (80,959)   $    (71,450)
  Realized gain (loss)                  1,419,982         503,594       1,340,892         253,391         474,187          75,251
  Change in unrealized gain (loss)
    on investments                      2,328,373         425,470        (339,729)      1,627,689         (37,698)        371,780
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                        3,761,145         828,132         802,035       1,695,666         355,530         375,581
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments            97,030         206,647          24,427         283,137          27,737         430,225
  Participant transfers from other
    funding options                     2,931,363       3,095,682         823,959         312,929         470,383         384,382
  Administrative charges                   (2,666)         (2,902)         (1,524)         (1,741)           (407)           (459)
  Contract surrenders                  (2,282,245)     (1,493,059)       (936,809)       (870,445)       (163,825)       (121,847)
  Participant transfers to other
    funding options                    (1,118,554)     (1,250,577)     (1,419,197)       (621,886)       (692,610)       (211,083)

  Other receipts/(payments)              (182,272)       (389,666)       (116,994)        (51,446)        (77,118)        (11,088)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                       (557,344)        166,125      (1,626,138)       (949,452)       (435,840)        470,130
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets                            3,203,801         994,257        (824,103)        746,214         (80,310)        845,711
Net Assets:
  Beginning of year                    19,899,346      18,905,089      12,278,370      11,532,156       4,059,094       3,213,383
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year                        $ 23,103,147    $ 19,899,346    $ 11,454,267    $ 12,278,370    $  3,978,784    $  4,059,094
                                     ============    ============    ============    ============    ============    ============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                           UIF                                UIF
        UIF Technology              U.S. Mid Cap Value                  U.S. Real Estate                      UIF Value
     Subaccount (Class I)          Subaccount (Class I)               Subaccount (Class I)             Subaccount (Class I)
  -----------------------------   -----------------------------  ------------------------------   -----------------------------
       2006           2005             2006            2005           2006             2005           2006             2005
  -------------   -------------   -------------   -------------   -------------   -------------   ------------    -------------

   $    (16,842)   $    (54,013)   $   (341,391)   $   (327,895)   $    (68,797)   $    (82,953)   $     39,428    $    (45,487)
     (2,069,492)       (686,960)      4,459,488       1,139,497      12,995,040       1,323,590       2,913,902       1,689,289

      2,247,793         652,278         447,522       1,817,197      (7,723,843)      1,510,358         (58,622)     (1,002,952)
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


        161,459         (88,695)      4,565,619       2,628,799       5,202,400       2,750,995       2,894,708         640,850
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

            879          90,875          29,792         402,979           6,327         402,626           5,443         207,287

          8,655         439,985         884,177         703,302       1,106,940       1,107,857         564,339       1,160,711
             (2)           (875)         (4,169)         (4,858)         (1,834)         (2,076)         (3,029)         (3,535)
       (129,855)       (283,912)     (2,607,261)     (2,671,516)     (1,277,630)     (1,020,097)     (2,436,403)     (1,523,227)

     (3,495,793)       (533,268)     (1,691,544)     (1,314,947)    (23,450,184)     (1,224,563)     (2,395,365)     (1,172,416)

        (13,162)        (51,433)       (798,463)       (339,860)     (1,833,797)        (73,365)       (767,781)       (319,600)
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     (3,629,278)       (338,628)     (4,187,468)     (3,224,900)    (25,450,178)       (809,618)     (5,032,796)     (1,650,780)
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     (3,467,819)       (427,323)        378,151        (596,101)    (20,247,778)      1,941,377      (2,138,088)     (1,009,930)

      3,467,819       3,895,142      26,777,533      27,373,634      20,247,778      18,306,401      22,334,715      23,344,645
   ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
   $         --    $  3,467,819    $ 27,155,684    $ 26,777,533    $         --    $ 20,247,778    $ 20,196,627    $ 22,334,715
   ============    ============    ============    ============    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


                                              Van Kampen                       Van Kampen                      Van Kampen
                                             LIT Comstock                     LIT Comstock                   LIT Enterprise
                                         Subaccount (Class I)             Subaccount (Class II)           Subaccount (Class I)
                                    ------------------------------   ----------------------------    -----------------------------
                                         2006            2005            2006            2005            2006            2005
                                    --------------   -------------   ------------    ------------    -------------   -------------
Operations:
  Net investment income (loss)       $      6,123    $     (9,481)   $   (289,474)   $   (515,715)   $    (49,362)   $    (40,185)
  Realized gain (loss)                    568,558         290,700       6,044,882       3,333,182        (803,639)       (778,312)
  Change in unrealized gain (loss)
    on investments                         45,467        (146,286)      3,578,577      (1,123,338)      1,096,108       1,192,521
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                          620,148         134,933       9,333,985       1,694,129         243,107         374,024
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments                --           4,000         341,122       2,133,411             840           2,762
  Participant transfers from other
    funding options                       319,303         505,025       3,076,722       6,203,682           9,426          18,030
  Administrative charges                   (1,043)         (1,250)        (10,035)        (11,055)         (1,592)         (1,960)
  Contract surrenders                  (1,248,380)       (380,760)     (4,848,186)     (4,709,052)       (957,142)       (804,483)
  Participant transfers to other
    funding options                      (226,305)       (315,541)     (4,936,532)     (3,648,496)       (529,434)       (296,023)
  Other receipts/(payments)               (41,868)        (47,431)       (571,945)       (768,027)       (125,630)       (112,373)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                     (1,198,293)       (235,957)     (6,948,854)       (799,537)     (1,603,532)     (1,194,047)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets                             (578,145)       (101,024)      2,385,131         894,592      (1,360,425)       (820,023)
Net Assets:
  Beginning of year                     4,818,397       4,919,421      71,453,032      70,558,440       5,891,936       6,711,959
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year                        $  4,240,252    $  4,818,397    $ 73,838,163    $ 71,453,032    $  4,531,511    $  5,891,936
                                     ============    ============    ============    ============    ============    ============

              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


           Van Kampen                      Van Kampen                     Van Kampen                       Van Kampen
         LIT Enterprise                  LIT Government                 LIT Government                LIT Growth and Income
      Subaccount (Class II)           Subaccount (Class I)           Subaccount (Class II)            Subaccount (Class I)
   ---------------------------   ----------------------------    ----------------------------    ------------------------------
       2006           2005            2006           2005            2006            2005            2006             2005
   ------------  -------------   -------------   ------------    ------------    ------------    -------------   --------------

 $    (65,675)   $    (56,241)   $    195,726    $    175,168    $    640,954    $    574,185    $    (26,588)   $    (38,409)
       61,465          38,392         (42,997)         12,570         (91,814)        (19,906)      1,469,492         860,585

      200,449         306,118         (73,269)        (50,280)       (231,276)       (138,013)        417,445         333,582
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      196,239         288,269          79,460         137,458         317,864         416,266       1,860,349       1,155,758
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

        1,153         108,011              --              --         116,932         129,536              --           2,864

      114,985         191,489         238,279         204,514       1,065,671         673,711         308,268         314,126
         (667)           (806)           (848)         (1,130)         (3,433)         (3,965)         (2,694)         (3,089)
     (251,438)       (347,018)     (1,346,545)       (690,988)     (1,963,804)     (1,728,284)     (1,850,293)     (1,686,023)

     (399,511)       (223,203)        (38,609)       (303,466)       (942,803)     (1,375,191)       (335,268)       (445,025)
      (14,800)       (237,557)       (390,670)       (103,202)       (347,491)       (977,494)       (336,652)       (300,533)
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     (550,278)       (509,084)     (1,538,393)       (894,272)     (2,074,928)     (3,281,687)     (2,216,639)     (2,117,680)
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     (354,039)       (220,815)     (1,458,933)       (756,814)     (1,757,064)     (2,865,421)       (356,290)       (961,922)

    4,737,106       4,957,921       6,049,680       6,806,494      24,016,385      26,881,806      14,123,297      15,085,219
 ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
 $  4,383,067    $  4,737,106    $  4,590,747    $  6,049,680    $ 22,259,321    $ 24,016,385    $ 13,767,007    $ 14,123,297
 ============    ============    ============    ============    ============    ============    ============    ============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- Continued)
                 For the years ended December 31, 2006 and 2005


                                             Van Kampen                        Van Kampen                      Van Kampen
                                       LIT Growth and Income                 LIT Money Market                LIT Money Market
                                        Subaccount (Class II)              Subaccount (Class I)            Subaccount (Class II)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006            2005           2006             2005            2006         2005
                                     -------------   ------------    -------------   ------------    ------------    ------------
Operations:
  Net investment income (loss)       $   (338,100)   $   (371,968)   $     29,061    $     53,467    $     97,347    $    112,203
  Realized gain (loss)                  4,485,847       1,875,187              --              --              --              --
  Change in unrealized gain (loss)
    on investments                      2,213,691       1,921,800              --              --              --              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from
      operations                        6,361,438       3,425,019          29,061          53,467          97,347         112,203
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments           177,704       1,024,876             103              --          27,367         257,582
  Participant transfers from other
    funding options                     2,942,648       2,905,103         278,443         848,883       2,283,334       3,695,527
  Administrative charges                   (5,412)         (6,005)            (11)           (893)            (11)         (2,749)
  Contract surrenders                  (2,337,755)     (2,278,424)        (77,374)     (1,063,687)       (801,794)     (1,666,479)
  Participant transfers to other
    funding options                    (2,075,585)     (1,435,582)     (3,701,776)     (1,412,908)    (15,208,626)     (3,798,889)
  Other receipts/(payments)            (1,949,205)       (781,465)        (24,753)             --         (22,939)       (210,293)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                     (3,247,605)       (571,497)     (3,525,368)     (1,628,605)    (13,722,669)     (1,725,301)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in net
      assets                            3,113,833       2,853,522      (3,496,307)     (1,575,138)    (13,625,322)     (1,613,098)
Net Assets:
  Beginning of year                    46,498,273      43,644,751       3,496,307       5,071,445      13,625,322      15,238,420
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year                        $ 49,612,106    $ 46,498,273    $         --    $  3,496,307    $         --    $ 13,625,322
                                     ============    ============    ============    ============    ============    ============


              The accompanying notes are an integral part of these
                              financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005


           Van Kampen                        Van Kampen                                                   VIP Dynamic
      LIT Strategic Growth              LIT Strategic Growth             VIP Contrafund(R)           Capital Appreciation
      Subaccount (Class I)              Subaccount (Class II)      Subaccount (Service Class 2)   Subaccount (Service Class 2)
  -----------------------------   -----------------------------  ------------------------------  -----------------------------
      2006             2005           2006            2005           2006             2005            2006           2005
  -------------   -------------   ------------    -------------  --------------  --------------  -------------   -------------

  $    (96,572)   $    (90,348)   $   (205,041)   $   (203,830)   $   (329,262)   $   (634,447)   $     (5,244)   $     (6,151)
    (1,213,487)       (629,650)        115,066           4,790       5,789,753         602,783          26,053          33,166

     1,352,535       1,197,861         152,383         870,470        (999,919)      5,870,294          22,106          35,650
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


        42,476         477,863          62,408         671,430       4,460,572       5,838,630          42,915          62,665
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

           360             812         171,103         278,470         383,350       1,567,871              --              --

        29,037         137,427         499,805         937,060       6,836,938       6,927,667          68,459           7,952
        (1,795)         (2,344)         (1,915)         (2,325)         (6,086)         (5,730)            (73)            (64)
    (2,587,880)       (655,987)       (688,604)       (650,352)     (3,480,658)     (2,539,080)        (64,294)       (134,378)

      (463,113)       (422,904)       (921,750)       (930,032)     (2,699,906)     (1,371,161)         (2,493)        (75,441)
       (90,999)        (57,605)       (133,669)        (68,300)     (1,503,800)       (271,023)             --              --
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (3,114,390)     (1,000,601)     (1,075,030)       (435,479)       (470,162)      4,308,544           1,599        (201,931)
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (3,071,914)       (522,738)     (1,012,622)        235,951       3,990,410      10,147,174          44,514        (139,266)

     8,003,393       8,526,131      12,423,448      12,187,497      46,837,759      36,690,585         369,775         509,041
  ------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
  $  4,931,479    $  8,003,393    $ 11,410,826    $ 12,423,448    $ 50,828,169    $ 46,837,759    $    414,289    $    369,775
  ============    ============    ============    ============    ============    ============    ============    ============


              The accompanying notes are an integral part of these
                             financial statements.

                            METLIFE OF CT FUND ABD II
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Concluded)
                 For the years ended December 31, 2006 and 2005



                                                VIP Mid Cap
                                        Subaccount (Service Class 2)
                                      -------------------------------
                                            2006            2005
                                      ---------------- --------------
Operations:
  Net investment income (loss)        $      (460,838) $  (445,180)
  Realized gain (loss)                      5,127,146    1,279,627
  Change in unrealized gain (loss)
    on investments                         (1,547,536)   3,384,458
                                      ---------------  -----------
    Net increase (decrease) in net
      assets resulting from
      operations                            3,118,772    4,218,905
                                      ---------------  -----------
Unit Transactions:
  Participant purchase payments                93,507      938,986
  Participant transfers from other
    funding options                         3,473,382    5,465,903
  Administrative charges                       (3,900)      (3,639)
  Contract surrenders                      (3,086,907)  (2,030,810)
  Participant transfers to other
    funding options                        (2,104,373)  (1,764,943)
  Other receipts/(payments)                  (841,773)    (115,284)
                                      ---------------  -----------
    Net increase (decrease) in net
      assets resulting from unit
      transactions                         (2,470,064)   2,490,213
                                      ---------------  -----------
    Net increase (decrease) in net
      assets                                  648,708    6,709,118
Net Assets:
  Beginning of year                        30,307,188   23,598,070
                                      ---------------  -----------
  End of year                             $30,955,896  $30,307,188
                                      ===============  ===========


              The accompanying notes are an integral part of these
                             financial statements.

                          NOTES TO FINANCIAL STATEMENTS


1. BUSINESS

MetLife of CT Fund ABD II for Variable Annuities ("Fund ABD II") (formerly, The Travelers Fund ABD II for Variable Annuities) is a separate account of MetLife Life and Annuity Company of Connecticut (the "Company") (formerly, The Travelers Life and Annuity Company), an indirect wholly owned subsidiary of MetLife, Inc., a Delaware corporation, and is available for funding certain variable annuity contracts issued by the Company. Fund ABD II, established on October 17, 1995, is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The products supported by Fund ABD II are MetLife Access Annuity (formerly, Travelers Life & Annuity Access Annuity), MetLife Access Select Annuity (formerly, Travelers Life & Annuity Access Select Annuity), Portfolio Architect Annuity (formerly, Travelers Portfolio Architect Annuity), Portfolio Architect Select Annuity (formerly, Travelers Portfolio Architect Select Annuity), Premier Advisers Annuity (formerly, Travelers Premier Advisers Annuity), Premier Advisers II Annuity (formerly, Travelers Premier Advisers II Annuity) and Premier Advisers III (formerly, Travelers Life & Annuity Premier Advisers III).

Fund ABD II is divided into Subaccounts, each of which is treated as an individual separate account for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolios, series or funds (with the same name), of registered investment management companies, (collectively, the "Funds") which are presented below. For convenience, the portfolios, series or funds are referred to as "portfolios."

     AIM Variable Insurance Funds                             Legg Mason Partners Variable Portfolios III, Inc.
     American Funds Insurance Series                          Lord Abbett Series Fund, Inc.
     Credit Suisse Trust                                      Met Investors Series Trust
     Dreyfus Variable Investment Fund                         Metropolitan Series Fund, Inc.
     DWS Variable Series I                                    Morgan Stanley Variable Investment Series
     DWS Variable Series II                                   PIMCO Variable Insurance Trust
     Franklin Templeton Variable Insurance Products Trust     Putnam Variable Trust
     Janus Aspen Series                                       Universal Institutional Funds, Inc.
     Legg Mason Partners Variable Portfolios I, Inc.          Van Kampen Life Investment Trust
     Legg Mason Partners Variable Portfolios II               Variable Insurance Products Fund

Participant purchase payments applied to Fund ABD II are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2006 (the share class indicated in parentheses is that of the portfolio in which the Subaccount invests):

AIM V.I. Core Equity Subaccount (Series I)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth  Subaccount  (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Credit Suisse Trust Emerging Markets Subaccount
Dreyfus VIF Appreciation Subaccount(Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWSI Growth & Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Forty Subaccount (Service Shares)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Value Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVPI All Cap Subaccount (Class I)
LMPVPI Global High Yield Bond Subaccount (Class I)
LMPVPI Investors Subaccount (Class I)

     LMPVPI Large Cap Growth Subaccount (Class I)
     LMPVPI Small Cap Growth Subaccount (Class I)
     LMPVPI Strategic Bond Subaccount (Class I)
     LMPVPII Aggressive Growth Subaccount (Class I)
     LMPVPII Appreciation Subaccount
     LMPVPII Diversified Strategic Income Subaccount
     LMPVPII Equity Index Subaccount (Class II)
     LMPVPII Fundamental Value Subaccount
     LMPVPII Growth and Income Subaccount (Class I)
     LMPVPIII Adjustable Rate Income Subaccount
     LMPVPIII Aggressive Growth Subaccount
     LMPVPIII Large Cap Growth Subaccount
     LMPVPIII Social Awareness Stock Subaccount
     Lord Abbett Growth and Income Subaccount (Class VC)
     Lord Abbett Mid-Cap Value Subaccount (Class VC)
     MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
     MIST BlackRock High Yield Subaccount (Class A)
     MIST BlackRock Large-Cap Core Subaccount (Class A)
     MIST Dreman Small-Cap Value Subaccount (Class A)
     MIST Harris Oakmark International Subaccount (Class A)
     MIST Janus Capital Appreciation Subaccount (Class A)
     MIST Legg Mason Partners Managed Assets Subaccount (Class A)
     MIST Lord Abbett Bond Debenture Subaccount (Class A)
     MIST Lord Abbett Growth and Income Subaccount (Class B)
     MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
     MIST Met/AIM Capital Appreciation Subaccount (Class A)
     MIST MFS(R) Value Subaccount (Class A)
     MIST Neuberger Berman Real Estate Subaccount (Class A)
     MIST Pioneer Fund Subaccount (Class A)
     MIST Pioneer Strategic Income Subaccount (Class A)
     MIST Third Avenue Small Cap Value Subaccount (Class B)
     MSF BlackRock Aggressive Growth Subaccount (Class D)
     MSF BlackRock Bond Income Subaccount (Class A)
     MSF BlackRock Money Market Subaccount (Class A)
     MSF FI Large Cap Subaccount (Class A)
     MSF FI Value Leaders Subaccount (Class D)
     MSF MFS(R) Total Return Subaccount (Class F)
     MSF Oppenheimer Global Equity Subaccount (Class B)
     MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
     MSF Western Asset Management High Yield Bond Subaccount (Class A) MSF Western Asset Management U.S. Government Subaccount (Class A) Morgan Stanley Dividend Growth Subaccount (Class Y)
     Morgan Stanley Equity Subaccount (Class Y)
     Morgan Stanley S&P 500 Index Subaccount (Class Y)
     PIMCO VIT Real Return Subaccount (Administrative Class)
     PIMCO VIT Total Return Subaccount (Administrative Class)
     Putnam VT Discovery Growth Subaccount (Class IB)
     Putnam VT International Equity Subaccount (Class IB)
     Putnam VT Small Cap Value Subaccount (Class IB)
     UIF Core Plus Fixed Income Subaccount (Class II)

     UIF Emerging Markets Equity Subaccount (Class I)
     UIF Equity Growth Subaccount (Class I)
     UIF Global Value Equity Subaccount (Class I)
     UIF Mid Cap Growth Subaccount (Class I)
     UIF Small Company Growth Subaccount (Class II)
     UIF U.S. Mid Cap Value Subaccount (Class I)
     UIF Value Subaccount (Class I)
     Van Kampen LIT Comstock Subaccount (Class I)
     Van Kampen LIT Comstock Subaccount (Class II)
     Van Kampen LIT Enterprise Subaccount (Class I)
     Van Kampen LIT Enterprise Subaccount (Class II)
     Van Kampen LIT Government Subaccount (Class I)
     Van Kampen LIT Government Subaccount (Class II)
     Van Kampen LIT Growth and Income Subaccount (Class I)
     Van Kampen LIT Growth and Income Subaccount (Class II)
     Van Kampen LIT Strategic Growth Subaccount (Class I)
     Van Kampen LIT Strategic Growth Subaccount (Class II)
     VIP Contrafund(R) Subaccount (Service Class 2)
     VIP Dynamic Capital Appreciation Subaccount (Service Class 2) VIP Mid Cap Subaccount (Service Class 2)

     The operations of the Subaccounts changed as follows during the years ended December 31, 2006 and 2005:

     For the year ended December 31, 2006:

     Name changes:
     Old Name                                                 New Name
     Smith Barney Appreciation Subaccount                     LMPVPII Appreciation Subaccount
     Smith Barney Diversified Strategic Income Subaccount     LMPVPII Diversified Strategic Income Subaccount
     Smith Barney Equity Index Subaccount                     LMPVPII Equity Index Subaccount
     Salomon Brothers Variable Aggressive Growth Subaccount   LMPVPII Aggressive Growth Subaccount
     Salomon Brothers Variable Growth & Income Subaccount     LMPVPII Growth and Income Subaccount
     Smith Barney Fundamental Value Subaccount                LMPVPII Fundamental Value Subaccount
     Salomon Brothers Variable All Cap Subaccount             LMPVPI All Cap Subaccount
     Salomon Brothers Variable High Yield Bond Subaccount     LMPVPI High Yield Bond Subaccount
     Salomon Brothers Variable Investors Subaccount           LMPVPI Investors Subaccount
     Salomon Brothers Variable Large Cap Growth Subaccount    LMPVPI Large Cap Growth Subaccount
     Salomon Brothers Variable Small Cap Growth Subaccount    LMPVPI Small Cap Growth Subaccount
     Salomon Brothers Variable Strategic Bond Subaccount      LMPVPI Strategic Bond Subaccount
     Scudder Growth and Income Subaccount                     DWSI Growth & Income Subaccount
     Scudder International Select Equity Subaccount           DWSII International Select Equity Subaccount
     Smith Barney Adjustable Rate Income Subaccount           LMPVPIII Adjustable Rate Income Subaccount
     Smith Barney Aggressive Growth Subaccount                LMPVPIII Aggressive Growth Subaccount
     Smith Barney Large Capitalization Growth Subaccount      LMPVPIII Large Cap Growth Subaccount
     Social Awareness Stock Subaccount                        LMPVPIII Social Awareness Stock Subaccount
     Federated High Yield Subaccount                          BlackRock High Yield Subaccount
     Van Kampen Emerging Growth Subaccount                    Van Kampen LIT Strategic Growth Subaccount
     Mercury Large-Cap Core Subaccount                        BlackRock Large-Cap Core Subaccount
     LMPVPI High Yield Bond Subaccount                        LMPVPI Global High Yield Bond Subaccount

     Mergers:

     Old Portfolio                                                         New Portfolio
     AIM V.I. Premier Equity Portfolio (a)                                 AIM V.I. Core Equity Portfolio (b)
     Capital Appreciation Fund (a)                                         Janus Capital Appreciation Portfolio (b)
     High Yield Bond Trust (a)                                             Western Asset Management High Yield Bond Portfolio (b)
     Managed Assets Trust (a)                                              Legg Mason Partners Managed Assets Portfolio (b)
     Money Market Portfolio (a)                                            BlackRock Money Market Portfolio (b)
     Travelers AIM Capital Appreciation Portfolio (a)                      Met/AIM Capital Appreciation Portfolio (b)
     Travelers Convertible Securities Portfolio (a)                        Lord Abbett Bond Debenture Portfolio (b)
     Travelers Disciplined Mid Cap Stock Portfolio (a)                     Batterymarch Mid-Cap Stock Portfolio (b)
     Travelers Federated High Yield Portfolio (a)                          Federated High Yield Portfolio (b)
     Travelers Federated Stock Portfolio (a)                               Lord Abbett Growth and Income Portfolio (b)
     Travelers Mercury Large Cap Core Portfolio (a)                        Mercury Large Cap Core Portfolio (b)
     Travelers MFS Value Portfolio (a)                                     MFS Value Portfolio (b)
     Travelers Mondrian International Stock Portfolio (a)                  Harris Oakmark International Portfolio (b)
     Travelers Pioneer Fund Portfolio (a)                                  Pioneer Fund Portfolio (b)
     Travelers Pioneer Strategic Income Portfolio (a)                      Pioneer Strategic Income Portfolio (b)
     Travelers Style Focus Series: Small Cap Value Portfolio (a)           Dreman Small-Cap Value Portfolio (b)
     Travelers Equity Income Portfolio (a)                                 FI Value Leaders Portfolio (b)
     Travelers Large Cap Portfolio (a)                                     FI Large Cap Portfolio (b)
     Travelers MFS Mid Cap Growth Portfolio (a)                            BlackRock Aggressive Growth Portfolio (b)
     Travelers MFS Total Return Portfolio (a)                              MFS Total Return Portfolio (b)
     Travelers Strategic Equity Portfolio (a)                              FI Large Cap Portfolio (b)
     Travelers Quality Bond Portfolio (a)                                  BlackRock Bond Income Portfolio (b)
     Travelers U.S. Government Securities Portfolio (a)                    Western Asset Management U.S. Government Portfolio (b)

     (a) For the period January 1, 2006 to April 30, 2006
     (b) For the period May 1, 2006 to December 31, 2006

     Substitutions:
     Old Portfolio                                            New Portfolio
     Delaware VIP REIT Portfolio (c)                          Neuberger Berman Real Estate Portfolio (d)
     Janus Aspen Balanced Portfolio (c)                       MFS Total Return Portfolio (d)
     Van Kampen Money Market Portfolio (c)                    BlackRock Money Market Portfolio (d)
     AllianceBernstein Large Cap Growth Portfolio (c)         T.Rowe Price Large Cap Growth Portfolio (d)
     Mercury Value Opportunities V.I. Portfolio (c)           Third Avenue Small Cap Value Portfolio (d)
     Mercury Global Allocation V.I. Portfolio (c)             Oppenheimer Global Equity Portfolio (d)
     Mutual Shares Securities Portfolio (c)                   Lord Abbett Growth and Income Portfolio (d)
     Templeton Growth Securities Portfolio (c)                Oppenheimer Global Equity Portfolio (d)
     Oppenheimer Main Street Portfolio/VA (c)                 Lord Abbett Growth and Income Portfolio (d)
     Lazard Retirement Small Cap Portfolio (e)                Third Avenue Small Cap Value Portfolio (f)
     UIF Equity and Income Portfolio (e)                      MFS Total Return Portfolio (f)
     UIF Global Franchise Portfolio (e)                       Oppenheimer Global Equity Portfolio (f)
     UIF U.S. Real Estate Securities Portfolio (e)            Neuberger Berman Real Estate Portfolio (f)
     Van Kampen LIT Money Market Portfolio (c)                BlackRock Money Market Portfolio (d)

     (c) For the period January 1, 2006 to April 30, 2006
     (d) For the period May 1, 2006 to December 31, 2006
     (e) For the period January 1, 2006 to November 12, 2006
     (f) For the period November 13, 2006 to December 31, 2006

     Liquidations:
     Old Portfolio                                            New Portfolio
     UIF Technology Portfolio                                 BlackRock Money Market Portfolio

1. BUSINESS -- (Concluded)

     For the year ended December 31, 2005:

     Mergers:
     Old Portfolio                                            New Portfolio
     Travelers MFS Emerging Growth Portfolio                  MFS Mid Cap Growth Portfolio

     Additions:
     Travelers Managed Allocation: Aggressive Subaccount
     Travelers Managed Allocation: Conservative Subaccount
     Travelers Managed Allocation: Moderate Subaccount
     Travelers Managed Allocation: Moderate-Aggressive Subaccount
     Travelers Managed Allocation: Moderate-Conservative Subaccount Travelers Style Focus Series: Small Cap Value Subaccount

Not all funds may be available in all states or to all contract owners.

This report is prepared for the general information of contract owners and is not an offer of units of Fund ABD II or shares of Fund ABD II's underlying funds. It should not be used in connection with any offer except in conjunction with the prospectus for Fund ABD II product(s) offered by the Company and the prospectuses of the underlying funds, which collectively contain all pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by Fund ABD II in the preparation of its financial statements.

Investments are valued daily at the net asset values per share of the underlying funds. Short-term investments are reported at fair value based on quoted market prices. Short-term investments, for which there is no reliable quoted market price, are recorded at amortized cost which approximates fair value. Changes in fair values are recorded in the Statement of Operations.

Security transactions are recorded on the trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

Included in "Other receipts/(payments)" in the Statement of Changes in Net Assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

The operations of Fund ABD II form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code of 1986 (the "Code"). Under existing Federal income tax law, no taxes are payable on the earnings of Fund ABD II. Fund ABD II is not taxed as a "regulated investment company" under Subchapter M of the Code.

Net Assets allocated to contracts in the payout period are computed according to the Progressive Annuity Table for the MetLife Access, MetLife Access Select, Portfolio Architect, Portfolio Architect Select, Premier Advisers (Class I), Premier Advisers (Class II), Premier Advisers II products and the Annuity 2000 Table for the Premier Advisers III product. The assumed investment return is 3.0 percent for all products. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

The financial highlights disclosure is comprised of the units, unit values, net assets, investment income ratio, expense ratios and total returns for each Subaccount. Since each Subaccount offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the Subaccount for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT CHARGES

The asset-based charges listed below are deducted, as appropriate, each business day and are assessed through the calculation of accumulation and/or annuity unit values:

     - Mortality and Expense Risks assumed by the Company ("M&E")
     - Administrative fees paid for administrative expenses ("ADM")
     - Enhanced Stepped-up Provision, if elected by the contract owner
       ("E.S.P.")
     - Guaranteed Minimum Withdrawal Benefit, if elected by the contract owner ("GMWB")
     - Guaranteed Minimum Accumulation Benefit, if elected by the contract owner ("GMAB")

Below is a table displaying separate account charges with their associated products offered in this Separate Account for each funding option.

                                                                             Asset-based Charges
                                                        ----------------------------------------------------------------
                                                                                  Optional Features
                                                       --------------------------------------------------------    Total
Separate Account Charge (1)           Product           M&E     ADM   E.S.P.   GMWB I  GMWB II GMWB III  GMAB      Charge
 -------------------------            -------          -----   -----   -----  -------  ------- --------  ------    ------
Separate Account Charge 1.40%   Access (notes 2-3)       1.25%   0.15%                                             1.40%
                                Access Select (note 2)   1.25%   0.15%                                             1.40%
                                Portfolio Architect
                                  (notes 2-3)            1.25%   0.15%                                             1.40%
                                Portfolio Architect
                                  Select (note 2)        1.25%   0.15%                                             1.40%
                                Premier Advisers         1.25%   0.15%                                             1.40%
Separate Account Charge 1.50%   Premier Advisers II      1.35%   0.15%                                             1.50%
Separate Account Charge 1.55%   Premier Advisers III     1.40%   0.15%                                             1.55%
Separate Account Charge 1.60%   Portfolio Architect
                                  (notes 2-3)            1.25%   0.15%   0.20%                                     1.60%
                                Portfolio Architect
                                  Select (note 2)        1.25%   0.15%   0.20%                                     1.60%
                                Premier Advisers         1.25%   0.15%   0.20%                                     1.60%
                                Premier Advisers III     1.45%   0.15%                                             1.60%
Separate Account Charge 1.65%   Portfolio Architect
                                  (notes 2-3)            1.25%   0.15%                            0.25%            1.65%
Separate Account Charge 1.70%   Premier Advisers II      1.35%   0.15%   0.20%                                     1.70%
                                Premier Advisers III     1.40%   0.15%   0.15%                                     1.70%
Separate Account Charge 1.75%   Premier Advisers II      1.35%   0.15%                            0.25%            1.75%
                                Premier Advisers III     1.45%   0.15%   0.15%                                     1.75%
Separate Account Charge 1.80%   Portfolio Architect
                                  (notes 2-3)            1.25%   0.15%            0.40%                            1.80%
                                Premier Advisers III     1.40%   0.15%                            0.25%            1.80%
Separate Account Charge 1.85%   Portfolio Architect
                                  (notes 2-3)            1.25%   0.15%   0.20%                    0.25%            1.85%
                                Premier Advisers III     1.45%   0.15%                            0.25%            1.85%

                                                                             Asset-based Charges
                                                    ----------------------------------------------------------------
                                                                                  Optional Features
                                                    --------------------------------------------------------    Total
Separate Account Charge (1)         Product          M&E     ADM    E.S.P.  GMWB I  GMWB II GMWB III   GMAB     Charge
 -------------------------          -------         -----   -----   -----  -------  ------- --------  ------    ------
Separate Account Charge 1.90% Premier Advisers II     1.35%   0.15%            0.40%                            1.90%
                              Portfolio Architect
                                (notes 2-3)           1.25%   0.15%                    0.50%                    1.90%
Separate Account Charge 1.95% Premier Advisers II     1.35%   0.15%   0.20%                    0.25%            1.95%
                              Premier Advisers III    1.40%   0.15%            0.40%                            1.95%
                              Premier Advisers III    1.40%   0.15%   0.15%                    0.25%            1.95%
Separate Account Charge 2.00% Portfolio Architect
                                (notes 2-3)           1.25%   0.15%   0.20%    0.40%                            2.00%
                              Premier Advisers II     1.35%   0.15%                    0.50%                    2.00%
                              Premier Advisers III    1.45%   0.15%            0.40%                            2.00%
                              Premier Advisers III    1.45%   0.15%   0.15%                    0.25%            2.00%
Separate Account Charge 2.05% Premier Advisers III    1.40%   0.15%                                     0.50%   2.05%
                              Premier Advisers III    1.40%   0.15%                    0.50%                    2.05%
Separate Account Charge 2.10% Portfolio Architect
                                (notes 2-3)           1.25%   0.15%   0.20%            0.50%                    2.10%
                              Premier Advisers II     1.35%   0.15%   0.20%    0.40%                            2.10%
                              Premier Advisers III    1.40%   0.15%   0.15%    0.40%                            2.10%
                              Premier Advisers III    1.45%   0.15%                                     0.50%   2.10%
                              Premier Advisers III    1.45%   0.15%                    0.50%                    2.10%
Separate Account Charge 2.15% Premier Advisers III    1.45%   0.15%   0.15%    0.40%                            2.15%
Separate Account Charge 2.20% Premier Advisers II     1.35%   0.15%   0.20%            0.50%                    2.20%
                              Premier Advisers III    1.40%   0.15%   0.15%                             0.50%   2.20%
                              Premier Advisers III    1.40%   0.15%   0.15%            0.50%                    2.20%
Separate Account Charge 2.25% Premier Advisers III    1.45%   0.15%   0.15%                             0.50%   2.25%
                              Premier Advisers III    1.45%   0.15%   0.15%            0.50%                    2.25%


(1) Certain accumulation and annuity unit values may not be available through certain Subaccounts.

(2) An amount equal to the underlying fund expenses that are in excess of 0.90% is being waived for the Harris Oakmark International Subaccount (Class A) of the Met Investors Series Trust.

(3) A waiver of 0.15% of the M&E charge applies to the Subaccount investing in the Western Asset Management U.S. Government Subaccount (Class A) of the Metropolitan Series Fund, Inc.

     For contracts in the accumulation phase with a contract value less than $40,000, an annual charge of $30 (prorated for partial periods) is assessed through the redemption of units and paid to the Company to cover administrative charges.

     No sales charges are deducted from participant Purchase Payments when they are received. However, in the accumulation phase , a withdrawal charge will apply, if Purchase Payments are withdrawn. Likewise, in the annuity phase, if the Variable Liquidity Benefit is selected, there is a withdrawal charge associated with the amounts withdrawn. The charges for withdrawals in the accumulation and annuity phases are assessed through the redemption of units, as noted directly below:

     Product                                Withdrawal charge (as a percentage of the amount withdrawn)
     -------                                -----------------------------------------------------------
     Access                                 N/A
     Access Select                          N/A
     Portfolio Architect                    Maximum precentage is 6% decreasing to 0% after seven full years
     Portfolio Architect Select             Maximum precentage is 6% decreasing to 0% after seven full years
     Premier Advisers                       Maximum precentage is 6% decreasing to 0% after seven full years
     Premier Advisers II                    Maximum precentage is 6% decreasing to 0% after seven full years
     Premier Advisers III                   Maximum precentage is 6% decreasing to 0% after seven full years

     For a full explanation of product charges and associated product features and benefits, please refer to your product prospectus. #

4. STATEMENT OF INVESTMENTS

                                                                               As of and for the period ended December 31, 2006
                                                                         ---------------------------------------------------------
INVESTMENTS                                                                 No. of         Market         Cost of       Proceeds
                                                                            Shares          Value        Purchases     from Sales
                                                                         ------------   ------------   ------------   ------------
AIM Variable Insurance Funds (0.2%)
  AIM V.I. Core Equity Subaccount (Series I) (Cost $2,058,303)                 82,056   $  2,233,551   $  2,279,777   $    227,274
  AIM V.I. Premier Equity Subaccount (Series I) (Cost $0)                          --             --         36,057      2,363,690
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $2,058,303)                                                    82,056   $  2,233,551   $  2,315,834   $  2,590,964
                                                                         ============   ============   ============   ============
AllianceBernstein Variable Products Series Fund, Inc. (0.0%)
  AllianceBernstein Large-Cap Growth Subaccount (Class B)
    Total (Cost $0)                                                                --   $         --   $    264,229   $  6,900,739
                                                                         ============   ============   ============   ============
American Funds Insurance Series (0.8%)
  American Funds Global Growth Subaccount (Class 2)
    (Cost $930,330)                                                            47,066   $  1,096,173   $    879,193   $    260,644
  American Funds Growth Subaccount (Class 2) (Cost $1,680,308)                 29,710      1,903,805      1,236,015        395,193
  American Funds Growth-Income Subaccount (Class 2)
    (Cost $5,579,558)                                                         163,223      6,886,373        858,865      1,082,939
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $8,190,196)                                                   239,999   $  9,886,351   $  2,974,073   $  1,738,776
                                                                         ============   ============   ============   ============
Capital Appreciation Fund (0.0%)
  Capital Appreciation Subaccount
    Total (Cost $0)                                                                --   $         --   $  2,372,497   $ 57,789,855
                                                                         ============   ============   ============   ============
Credit Suisse Trust (0.5%)
  Credit Suisse Trust Emerging Markets Subaccount
    Total (Cost $2,741,890)                                                   263,450   $  5,756,375   $    891,606   $  2,717,238
                                                                         ============   ============   ============   ============
Delaware VIP Trust (0.0%)
  Delaware VIP REIT Subaccount (Standard Class)
    Total (Cost $0)                                                                --   $         --   $    939,679   $  9,651,637
                                                                         ============   ============   ============   ============
Dreyfus Variable Investment Fund (1.9%)
  Dreyfus VIF Appreciation Subaccount (Initial Shares)
    (Cost $6,119,030)                                                         171,102   $  7,280,403   $    347,721   $  1,767,097
  Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
    (Cost $13,329,986)                                                        383,875     16,134,283      1,919,347      4,148,973
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $19,449,016)                                                  554,977   $ 23,414,686   $  2,267,068   $  5,916,070
                                                                         ============   ============   ============   ============
DWS Variable Series I (0.1%)
  DWSI Growth & Income Subaccount (Class B)
    Total (Cost $514,088)                                                      60,785   $    662,557   $     19,493   $     82,840
                                                                         ============   ============   ============   ============
DWS Variable Series II (0.4%)
  DWSII International Select Equity Subaccount (Class B)
    Total (Cost $3,675,353)                                                   329,010   $  5,349,708   $    679,231   $    344,019
                                                                         ============   ============   ============   ============
FAM Variable Series Funds, Inc. (0.0%)
  FAMVS Mercury Global Allocation V.I. Subaccount (Class III)
    (Cost $0)                                                                      --   $         --   $     12,824   $     18,976
  FAMVS Mercury Value Opportunities V.I. Subaccount (Class III)
    (Cost $0)                                                                      --             --         61,720         83,066
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $0)                                                                --   $         --   $     74,544   $    102,042
                                                                         ============   ============   ============   ============
Franklin Templeton Variable Insurance Products Trust (0.1%)
  FTVIPT Mutual Shares Securities Subaccount (Class 2) (Cost $0)                   --   $         --   $    262,696   $  2,088,909
  FTVIPT Templeton Developing Markets Securities Subaccount (Class 2)
    (Cost $591,448)                                                            55,247        761,852        457,657        247,820
  FTVIPT Templeton Foreign Securities Subaccount (Class 2)
    (Cost $404,059)                                                            25,532        477,956        222,733         25,892
  FTVIPT Templeton Growth Securities Subaccount (Class 2) (Cost $0)                --             --         97,884      4,292,006
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $995,507)                                                      80,779   $  1,239,808   $  1,040,970   $  6,654,627
                                                                         ============   ============   ============   ============
High Yield Bond Trust (0.0%)
  High Yield Bond Subaccount
    Total (Cost $0)                                                                --   $         --   $     21,177   $    263,882
                                                                         ============   ============   ============   ============

                                                                                       As of and for the period ended
                                                                                       December 31, 2006 - (Continued)
                                                                         ---------------------------------------------------------
INVESTMENTS                                                                 No. of         Market         Cost of       Proceeds
                                                                            Shares          Value        Purchases     from Sales
                                                                         ------------   ------------   ------------   ------------
Janus Aspen Series (1.9%)
  Janus Aspen Balanced Subaccount (Service Shares) (Cost $0)                       --   $         --   $    225,932   $ 20,990,844
  Janus Aspen Forty Subaccount (Service Shares) (Cost $3,700,676)             170,869      5,110,685        471,549        945,212
  Janus Aspen Global Life Sciences Subaccount (Service Shares)
    (Cost $1,437,605)                                                         178,082      1,673,969        362,640        578,634
  Janus Aspen Global Technology Subaccount (Service Shares)
    (Cost $1,784,281)                                                         440,905      1,882,664         57,291        314,627
  Janus Aspen Mid Cap Value Subaccount (Service Shares)
    (Cost $2,374,051)                                                         190,330      3,151,864        544,604        393,293
  Janus Aspen Worldwide Growth Subaccount (Service Shares)
    (Cost $8,050,820)                                                         340,528     10,968,405        967,533      2,535,500
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $17,347,433)                                                1,320,714   $ 22,787,587   $  2,629,549   $ 25,758,110
                                                                         ============   ============   ============   ============
Lazard Retirement Series, Inc. (0.0%)
  Lazard Retirement Small Cap Subaccount
    Total (Cost $0)                                                                --   $         --   $    176,104   $    398,656
                                                                         ============   ============   ============   ============
Legg Mason Partners Variable Portfolios I, Inc. (9.3%)
  LMPVPI All Cap Subaccount (Class I) (Cost $25,069,750)                    1,701,735   $ 33,217,873   $  1,974,780   $  6,254,056
  LMPVPI Global High Yield Bond Subaccount (Class I)
    (Cost $10,591,207)                                                      1,140,322     11,209,365      1,142,843      2,937,194
  LMPVPI Investors Subaccount (Class I) (Cost $17,528,831)                  1,400,950     23,185,730      1,424,000      5,071,811
  LMPVPI Large Cap Growth Subaccount (Class I) (Cost $2,546,900)              227,328      2,918,892        210,776        393,012
  LMPVPI Small Cap Growth Subaccount (Class I) (Cost $11,076,098)           1,002,694     14,699,500      1,249,082      2,724,835
  LMPVPI Strategic Bond Subaccount (Class I) (Cost $27,527,875)             2,603,394     26,658,759      3,375,404      4,105,908
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $94,340,661)                                                8,076,423   $111,890,119   $  9,376,885   $ 21,486,816
                                                                         ============   ============   ============   ============
Legg Mason Partners Variable Portfolios II (6.6%)
  LMPVPII Aggressive Growth Subaccount (Class I) (Cost $2,322,576)            114,461   $  2,965,685   $    397,310   $    310,025
  LMPVPII Appreciation Subaccount (Cost $19,663,731)                          930,266     24,884,607      1,099,524      6,534,053
  LMPVPII Diversified Strategic Income Subaccount (Cost $14,814,865)        1,486,546     13,274,852        918,944      3,515,102
  LMPVPII Equity Index Subaccount (Class II) (Cost $10,414,442)               351,925     12,011,197        704,711      2,564,725
  LMPVPII Fundamental Value Subaccount (Cost $22,240,071)                   1,148,320     26,170,212      1,984,802      5,641,347
  LMPVPII Growth and Income Subaccount (Class I) (Cost $173,913)               38,165        215,251         82,121        116,061
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $69,629,598)                                                4,069,683   $ 79,521,804   $  5,187,412   $ 18,681,313
                                                                         ============   ============   ============   ============
Legg Mason Partners Variable Portfolios III, Inc. (1.5%)
  LMPVPIII Adjustable Rate Income Subaccount (Cost $300,263)                   29,987   $    296,273   $    143,475   $     29,639
  LMPVPIII Aggressive Growth Subaccount (Cost $9,675,526)                     815,074     13,171,588        545,368      2,920,531
  LMPVPIII Large Cap Growth Subaccount (Cost $3,587,688)                      270,436      4,264,770        408,369      1,141,968
  LMPVPIII Social Awareness Stock Subaccount (Cost $111,057)                    4,346        117,295         21,832          1,448
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $13,674,534)                                                1,119,843   $ 17,849,926   $  1,119,044   $  4,093,586
                                                                         ============   ============   ============   ============
Lord Abbett Series Fund, Inc. (0.1%)
  Lord Abbett Growth and Income Subaccount (Class VC) (Cost $691,533)          26,881   $    788,678   $    184,718   $    100,345
  Lord Abbett Mid-Cap Value Subaccount (Class VC) (Cost $878,206)              44,503        969,286        219,907        340,726
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $1,569,739)                                                    71,384   $  1,757,964   $    404,625   $    441,071
                                                                         ============   ============   ============   ============
Managed Assets Trust (0.0%)
  Managed Assets Subaccount
    Total (Cost $0)                                                                --   $         --   $     97,182   $    200,066
                                                                         ============   ============   ============   ============
Met Investors Series Trust (13.9%)
  MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
    (Cost $12,307,167)                                                        609,833   $ 11,849,059   $ 15,082,037   $  2,572,138
  MIST BlackRock High Yield Subaccount (Class A) (Cost $13,598,926)         1,623,911     14,485,287     16,344,705      2,795,579
  MIST BlackRock Large-Cap Core Subaccount (Class A) (Cost $1,259,266)        120,331      1,347,708      1,410,274        149,921
  MIST Dreman Small-Cap Value Subaccount (Class A) (Cost $961,100)             74,718      1,028,861        993,062         31,552
  MIST Harris Oakmark International Subaccount (Class A)
    (Cost $22,054,916)                                                      1,289,658     24,542,196     25,218,782      3,153,292
  MIST Janus Capital Appreciation Subaccount (Class A)
    (Cost $45,975,237)                                                        613,737     47,650,554     53,822,005      7,607,824
  MIST Legg Mason Partners Managed Assets Subaccount (Class A)
    (Cost $218,599)                                                            12,868        232,528        227,201          8,691
  MIST Lord Abbett Bond Debenture Subaccount (Class A)
    (Cost $11,944,234)                                                      1,011,094     12,648,786     14,018,290      2,111,260

                                                                                         As of and for the period ended
                                                                                         December 31, 2006 - (Continued)
                                                                         ---------------------------------------------------------
INVESTMENTS                                                                 No. of         Market         Cost of       Proceeds
                                                                            Shares          Value        Purchases     from Sales
                                                                         ------------   ------------   ------------   ------------
Met Investors Series Trust -- (Continued)
  MIST Lord Abbett Growth and Income Subaccount (Class B)
    (Cost $11,900,399)                                                        442,785     12,929,312     13,604,119      1,735,709
  MIST Lord Abbett Mid-Cap Value Subaccount (Class B) (Cost $73,323)            3,492         78,769         73,613            304
  MIST Met/AIM Capital Appreciation Subaccount (Class A)
    (Cost $2,993,998)                                                         246,160      2,665,913      3,347,908        338,355
  MIST MFS(R) Value Subaccount (Class A) (Cost $1,172,246)                     84,907      1,209,077      1,260,885         90,434
  MIST Neuberger Berman Real Estate Subaccount (Class A)
    (Cost $30,104,192)                                                      1,835,955     33,285,859     31,750,061      1,740,536
  MIST Pioneer Fund Subaccount (Class A) (Cost $45,684)                         3,315         48,497         62,113         17,171
  MIST Pioneer Strategic Income Subaccount (Class A) (Cost $3,450,510)        363,947      3,442,938      4,167,859        730,209
  MIST Third Avenue Small Cap Value Subaccount (Class B)
    (Cost $488,584)                                                            28,985        504,924        509,312         21,103
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $158,548,381)                                               8,365,696   $167,950,268   $181,892,226   $ 23,104,078
                                                                         ============   ============   ============   ============
Metropolitan Series Fund, Inc. (27.6%)
  MSF BlackRock Aggressive Growth Subaccount (Class D)
    (Cost $23,527,529)                                                        975,548   $ 23,218,042   $ 27,064,562   $  3,338,394
  MSF BlackRock Bond Income Subaccount (Class A) (Cost $23,032,598)           222,592     24,175,697     28,145,334      5,243,736
  MSF BlackRock Money Market Subaccount (Class A) (Cost $36,316,491)          363,165     36,316,492     48,456,993     12,140,502
  MSF FI Large Cap Subaccount (Class A) (Cost $60,738,663)                  4,116,484     62,241,241     70,552,495      9,426,647
  MSF FI Value Leaders Subaccount (Class D) (Cost $49,348,771)                246,111     51,178,837     59,186,018      9,636,368
  MSF MFS(R) Total Return Subaccount (Class F) (Cost $102,752,841)            709,787    110,279,677    114,879,697     12,294,675
  MSF Oppenheimer Global Equity Subaccount (Class B) (Cost $19,326,905)     1,197,825     20,123,458     20,305,414        958,047
  MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
    (Cost $5,900,297)                                                         420,451      6,386,650      6,717,754        812,450
  MSF Western Asset Management High Yield Bond Subaccount (Class A)
    (Cost $118,602)                                                            12,219        125,981        287,893        172,989
  MSF Western Asset Management U.S. Government Subaccount (Class A)
    (Cost $101,686)                                                             8,619        106,018        228,743        130,836
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $321,164,383)                                               8,272,801   $334,152,093   $375,824,903   $ 54,154,644
                                                                         ============   ============   ============   ============
Money Market Portfolio (0.0%)
  Money Market Subaccount
    Total (Cost $0)                                                                --   $         --   $  3,256,388   $ 21,250,141
                                                                         ============   ============   ============   ============
Morgan Stanley Variable Investment Series (0.6%)
  Morgan Stanley Dividend Growth Subaccount (Class Y) (Cost $952,226)          68,834   $  1,136,447   $     76,886   $    103,388
  Morgan Stanley Equity Subaccount (Class Y) (Cost $275,184)                   12,051        354,795         20,966         83,394
  Morgan Stanley S&P 500 Index Subaccount (Class Y) (Cost $4,580,408)         440,522      5,691,540        182,978      1,514,034
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $5,807,818)                                                   521,407   $  7,182,782   $    280,830   $  1,700,816
                                                                         ============   ============   ============   ============
Oppenheimer Variable Account Funds (0.0%)
  Oppenheimer Main Street/VA Subaccount ( Service Shares)
    Total (Cost $0)                                                                --   $         --   $     41,992   $    150,405
                                                                         ============   ============   ============   ============
PIMCO Variable Insurance Trust (1.5%)
  PIMCO VIT Real Return Subaccount (Administrative Class)
    (Cost $687,380)                                                            54,620   $    651,618   $    372,220   $    671,351
  PIMCO VIT Total Return Subaccount (Administrative Class)
    (Cost $17,870,636)                                                      1,751,678     17,726,979      1,974,650      5,120,415
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $18,558,016)                                                1,806,298   $ 18,378,597   $  2,346,870   $  5,791,766
                                                                         ============   ============   ============   ============
Putnam Variable Trust (0.6%)
  Putnam VT Discovery Growth Subaccount (Class IB) (Cost $131,375)             29,048   $    171,964   $      5,677   $    112,701
  Putnam VT International Equity Subaccount (Class IB)
    (Cost $2,818,807)                                                         189,537      3,912,036      1,555,444        900,252
  Putnam VT Small Cap Value Subaccount (Class IB) (Cost $2,665,744)           149,802      3,635,705        722,037        906,704
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $5,615,926)                                                   368,387   $  7,719,705   $  2,283,158   $  1,919,657
                                                                         ============   ============   ============   ============

                                                                                        As of and for the period ended
                                                                                        December 31, 2006 - (Continued)
                                                                         ---------------------------------------------------------
INVESTMENTS                                                                 No. of         Market         Cost of       Proceeds
                                                                            Shares          Value        Purchases     from Sales
                                                                         ------------   ------------   ------------   ------------
The Travelers Series Trust (0.0%)
  Travelers AIM Capital Appreciation Subaccount (Cost $0)                          --   $         --   $     59,449   $  3,162,536
  Travelers Convertible Securities Subaccount (Cost $0)                            --             --        313,980     14,562,022
  Travelers Disciplined Mid Cap Stock Subaccount (Cost $0)                         --             --      2,524,679     16,248,567
  Travelers Equity Income Subaccount (Cost $0)                                     --             --      7,049,215     63,508,164
  Travelers Federated High Yield Subaccount (Cost $0)                              --             --      1,627,444     18,158,736
  Travelers Federated Stock Subaccount (Cost $0)                                   --             --      1,801,155     12,260,993
  Travelers Large Cap Subaccount (Cost $0)                                         --             --      2,412,260     39,799,524
  Travelers Mercury Large Cap Core Subaccount (Cost $0)                            --             --         75,782      1,459,065
  Travelers MFS(R) Mid Cap Growth Subaccount (Cost $0)                             --             --      1,467,207     29,734,621
  Travelers MFS(R) Total Return Subaccount (Cost $0)                               --             --      2,298,963     87,075,231
  Travelers MFS(R) Value Subaccount (Cost $0)                                      --             --         33,045        600,842
  Travelers Mondrian International Stock Subaccount (Cost $0)                      --             --      2,005,814     26,059,281
  Travelers Pioneer Fund Subaccount (Cost $0)                                      --             --            356         35,721
  Travelers Pioneer Strategic Income Subaccount (Cost $0)                          --             --        135,036      4,407,490
  Travelers Quality Bond Subaccount (Cost $0)                                      --             --      2,677,723     30,133,571
  Travelers Strategic Equity Subaccount (Cost $0)                                  --             --      1,487,515     36,776,672
  Travelers Style Focus Series: Small Cap Value Subaccount (Cost $0)               --             --        844,349        914,017
  Travelers U.S. Government Securities Subaccount (Cost $0)                        --             --         18,711        226,269
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $0)                                                                --   $         --   $ 26,832,683   $385,123,322
                                                                         ============   ============   ============   ============
Universal Institutional Funds, Inc. (9.6%)
  UIF Core Plus Fixed Income Subaccount (Class II) (Cost $6,303,037)          553,937   $  6,270,571   $  1,305,642   $    339,724
  UIF Emerging Markets Equity Subaccount (Class I) (Cost $7,627,313)          748,479     14,625,279      2,095,668      2,845,138
  UIF Equity and Income Subaccount (Class II) (Cost $0)                            --             --      1,438,400     14,771,491
  UIF Equity Growth Subaccount (Class I) (Cost $7,547,436)                    544,065      8,966,199      1,044,534      2,088,608
  UIF Global Franchise Subaccount (Class II) (Cost $0)                             --             --      2,771,436     18,174,265
  UIF Global Value Equity Subaccount (Class I) (Cost $17,576,445)           1,360,726     23,105,129      3,426,799      3,143,880
  UIF Mid Cap Growth Subaccount (Class I) (Cost $8,695,843)                   917,892     11,455,294      1,585,305      2,641,231
  UIF Small Company Growth Subaccount (Class II) (Cost $3,200,350)            221,807      3,979,213        746,972        959,711
  UIF Technology Subaccount (Class I) (Cost $0)                                    --             --          4,030      3,650,297
  UIF U.S. Mid Cap Value Subaccount (Class I) (Cost $20,232,394)            1,375,787     27,158,039      4,146,680      5,490,305
  UIF U.S. Real Estate Subaccount (Class I) (Cost $0)                              --             --      2,577,290     26,605,091
  UIF Value Subaccount (Class I) (Cost $16,964,693)                         1,358,328     20,198,337      2,806,692      5,681,209
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $88,147,511)                                                7,081,021   $115,758,061   $ 23,949,448   $ 86,390,950
                                                                         ============   ============   ============   ============
Van Kampen Life Investment Trust (16.0%)
  Van Kampen LIT Comstock Subaccount (Class I) (Cost $3,307,847)              287,497   $  4,240,578   $    782,181   $  1,682,550
  Van Kampen LIT Comstock Subaccount (Class II) (Cost $56,638,003)          5,023,472     73,845,032      7,308,674     10,357,400
  Van Kampen LIT Enterprise Subaccount (Class I) (Cost $6,255,238)            291,063      4,531,858         87,033      1,739,806
  Van Kampen LIT Enterprise Subaccount (Class II) (Cost $3,737,283)           281,714      4,383,465         99,020        714,788
  Van Kampen LIT Government Subaccount (Class I) (Cost $4,569,225)            493,667      4,591,100        554,739      1,897,286
  Van Kampen LIT Government Subaccount (Class II) (Cost $22,452,879)        2,393,682     22,261,243      1,854,987      3,288,076
  Van Kampen LIT Growth and Income Subaccount (Class I)
    (Cost $10,137,998)                                                        625,821     13,768,064      1,345,470      2,674,095
  Van Kampen LIT Growth and Income Subaccount (Class II)
    (Cost $36,958,230)                                                      2,259,413     49,616,713      6,080,226      6,490,889
  Van Kampen LIT Money Market Subaccount (Class I) (Cost $0)                       --             --        316,788      3,813,229
  Van Kampen LIT Money Market Subaccount (Class II) (Cost $0)                      --             --      2,409,222     16,035,151
  Van Kampen LIT Strategic Growth Subaccount (Class I)
    (Cost $6,592,056)                                                         171,186      4,931,857         39,484      3,250,375
  Van Kampen LIT Strategic Growth Subaccount (Class II)
    (Cost $10,292,865)                                                        399,857     11,411,912        471,216      1,750,789
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $160,941,624)                                              12,227,372   $193,581,822   $ 21,349,040   $ 53,694,434
                                                                         ============   ============   ============   ============
Variable Insurance Products Fund (6.8%)
  VIP Contrafund(R) Subaccount (Service Class 2) (Cost $39,075,025)         1,633,971   $ 50,832,838   $  9,311,100   $  6,019,722
  VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
    (Cost $295,710)                                                            43,705        414,325         63,816         56,403
  VIP Mid Cap Subaccount (Service Class 2) (Cost $22,298,013)                 903,904     30,958,716      5,871,843      5,021,024
                                                                         ------------   ------------   ------------   ------------
    Total (Cost $61,668,748)                                                2,581,580   $ 82,205,879   $ 15,246,759   $ 11,097,149
                                                                         ============   ============   ============   ============

5. FINANCIAL HIGHLIGHTS

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity
    Subaccount (Series I)                 2006      2,066   1.078 - 1.081    2,233        0.55       1.40 - 1.80         7.80 - 8.10
  AIM V.I. Premier Equity
    Subaccount (Series I)                 2006         --   0.724 - 1.433       --        1.04       1.40 - 1.80         4.90 - 5.08
                                          2005      3,168   0.689 - 1.366    2,229        0.80       1.40 - 1.80         3.80 - 4.19
                                          2004      3,811   0.663 - 1.316    2,571        0.40       1.40 - 1.80         3.87 - 4.38
                                          2003      4,900   0.637 - 1.267    3,157        0.30       1.40 - 1.80       20.32 - 23.31
                                          2002      5,307   0.517 - 0.519    2,754        0.37       1.40 - 1.60   (31.43) - (31.26)
AllianceBernstein Variable
  Products Series Fund, Inc.
  AllianceBernstein Large-Cap
    Growth Subaccount (Class B)           2006         --   0.622 - 1.470       --          --       1.40 - 2.00     (2.61) - (2.02)
                                          2005     10,299   0.636 - 1.506    6,631          --       1.40 - 2.00       12.56 - 13.23
                                          2004     12,611   0.563 - 1.335    7,174          --       1.40 - 2.00         6.23 - 6.78
                                          2003     15,454   0.528 - 1.255    8,221          --       1.40 - 2.00        4.95 - 21.79
                                          2002     18,392   0.435 - 0.436    8,025          --       1.40 - 1.60   (31.92) - (31.88)
American Funds Insurance Series
  American Funds Global Growth
    Subaccount (Class 2)                  2006        566   1.909 - 1.937    1,096        0.74       1.40 - 1.80        7.85 - 18.76
                                          2005        206   1.614 - 1.631      335        0.58       1.40 - 1.80        5.01 - 12.48
                                          2004        116           1.450      169        0.41              1.40               11.88
                                          2003         70           1.296       91        0.23              1.40               28.19
  American Funds Growth
    Subaccount (Class 2)                  2006      1,106   1.699 - 1.724    1,904        0.94       1.40 - 1.80        8.22 - 10.10
                                          2005        591   1.570 - 1.587      937        0.88       1.40 - 1.80        4.25 - 14.58
                                          2004        221           1.385      306        0.20              1.40               10.98
                                          2003        131           1.248      164        0.20              1.40               23.93
  American Funds Growth-Income
    Subaccount (Class 2)                  2006      4,267   1.594 - 1.617    6,886        1.53       1.40 - 1.80       13.21 - 13.63
                                          2005      4,524   1.408 - 1.423    6,431        1.37       1.40 - 1.80         3.91 - 4.33
                                          2004      4,114   1.355 - 1.364    5,606        1.10       1.40 - 1.80         8.40 - 8.86
                                          2003      2,047   1.250 - 1.253    2,564        1.90       1.40 - 1.80       21.10 - 24.18
Capital Appreciation Fund
  Capital Appreciation Subaccount         2006         --   1.712 - 2.153       --          --       1.40 - 1.80     (1.15) - (0.97)
                                          2005     26,577   1.732 - 2.174   57,712          --       1.40 - 1.80       16.09 - 16.57
                                          2004     30,906   1.492 - 1.865   57,590          --       1.40 - 1.80       17.48 - 17.81
                                          2003     37,060   1.270 - 1.583   58,601        0.05       1.40 - 1.80       22.97 - 23.66
                                          2002     42,905   1.280 - 1.285   55,125        1.50       1.40 - 1.60   (26.31) - (26.11)
Credit Suisse Trust
  Credit Suisse Trust Emerging
    Markets Subaccount                    2006      2,919   1.947 - 2.905    5,756        0.52       1.40 - 1.80       30.15 - 30.72
                                          2005      4,021   1.493 - 2.232    6,062        0.70       1.40 - 1.80       25.68 - 26.11
                                          2004      4,165   1.186 - 1.776    4,979        0.29       1.40 - 1.80       22.65 - 23.20
                                          2003      4,252   0.964 - 1.448    4,126          --       1.40 - 1.80       40.52 - 48.36
                                          2002      4,810   0.686 - 0.688    3,311        0.17       1.40 - 1.60   (12.94) - (12.80)
Delaware VIP Trust
  Delaware VIP REIT Subaccount
    (Standard Class)                      2006         --   2.405 - 2.934       --        1.92       1.40 - 2.00       30.00 - 30.75
                                          2005      3,906   1.850 - 2.244    8,720        1.91       1.40 - 2.00         5.05 - 5.70
                                          2004      4,550   1.761 - 2.123    9,619        2.08       1.40 - 2.00       28.82 - 29.53
                                          2003      5,006   1.367 - 1.639    8,173        2.52       1.40 - 2.00       22.60 - 32.18
                                          2002      4,517   1.235 - 1.240    5,600        2.02       1.40 - 1.60         2.83 - 3.08

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation
    Subaccount (Initial Shares)           2006      5,636   1.272 - 1.508    7,280        1.58       1.40 - 2.00       14.19 - 14.81
                                          2005      6,850   1.110 - 1.318    7,705        0.02       1.40 - 2.00         2.34 - 2.94
                                          2004      8,281   1.081 - 1.286    9,044        1.56       1.40 - 2.00         2.97 - 3.62
                                          2003     10,056   1.045 - 1.246   10,597        1.38       1.40 - 2.00       19.29 - 21.21
                                          2002     10,983   0.876 - 0.880    9,660        1.05       1.40 - 1.60   (18.05) - (17.83)
  Dreyfus VIF Developing Leaders
    Subaccount (Initial Shares)           2006     12,129   1.313 - 1.566   16,133        0.41       1.40 - 2.00         1.70 - 2.31
                                          2005     14,894   1.286 - 1.537   19,356          --       1.40 - 2.00         3.73 - 4.34
                                          2004     17,196   1.235 - 1.479   21,420        0.19       1.40 - 2.00         9.11 - 9.80
                                          2003     19,563   1.127 - 1.352   22,193        0.03       1.40 - 2.00       29.69 - 32.61
                                          2002     20,248   0.869 - 0.872   17,664        0.05       1.40 - 1.60   (20.42) - (20.29)
DWS Variable Series I
  DWSI Growth & Income
    Subaccount (Class B)                  2006        476   1.142 - 1.416      662        0.62       1.60 - 2.15       10.93 - 11.50
                                          2005        517   1.029 - 1.270      649        0.94       1.60 - 2.15         1.58 - 4.94
                                          2004        460   1.210 - 1.221      558        0.45       1.60 - 2.15         5.00 - 8.05
                                          2003        228   1.126 - 1.130      257          --       1.60 - 2.15        3.20 - 10.71
DWS Variable Series II
  DWSII International Select
    Equity Subaccount (Class B)           2006      2,896   1.372 - 1.941    5,349        1.54       1.55 - 2.25       10.65 - 23.08
                                          2005      2,669   1.120 - 1.577    4,060        2.29       1.60 - 2.25        3.21 - 12.16
                                          2004      2,292   1.167 - 1.406    3,168        0.43       1.60 - 2.25        6.48 - 16.01
                                          2003        524   1.208 - 1.212      634          --       1.60 - 2.15        6.70 - 16.59
FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation
    V.I. Subaccount (Class III)           2006         --           1.431       --          --              1.40                8.82
                                          2005          4           1.315        5        1.92              1.40                1.15
  FAMVS Mercury Value Opportunities
    V.I. Subaccount (Class III)           2006         --   1.449 - 1.463       --          --       1.40 - 1.80       11.38 - 11.51
                                          2005         19   1.301 - 1.312       25        0.87       1.40 - 1.80         3.83 - 8.61
                                          2004         14           1.208       16          --              1.40               12.90
Franklin Templeton Variable
  Insurance Products Trust
  FTVIPT Mutual Shares Securities
    Subaccount (Class 2)                  2006         --   1.460 - 1.771       --          --       1.40 - 2.00       16.04 - 16.80
                                          2005      1,269   1.253 - 1.523    1,690        0.87       1.40 - 2.00         8.37 - 8.98
                                          2004      1,317   1.152 - 1.403    1,608        0.80       1.40 - 2.00       10.43 - 11.03
                                          2003      1,112   1.039 - 1.268    1,231        0.98       1.40 - 2.00       17.99 - 26.42
                                          2002        202           0.845      170        0.15              1.40             (14.99)
  FTVIPT Templeton Developing
    Markets Securities Subaccount
     (Class 2)                            2006        270   2.785 - 2.826      762        1.16       1.40 - 1.80       25.79 - 26.97
                                          2005        184   2.214 - 2.238      413        0.83       1.40 - 1.80        7.37 - 25.66
                                          2004         39           1.781       69        1.88              1.40               23.00
                                          2003          5           1.448        7          --              1.40               44.80
  FTVIPT Templeton Foreign
    Securities Subaccount (Class 2)
                                          2006        320   1.483 - 1.499      478        1.22       1.40 - 1.80       19.31 - 19.82
                                          2005        176   1.243 - 1.251      220        0.84       1.40 - 1.80         2.73 - 8.59
                                          2004          7           1.152        8          --              1.40               14.17
  FTVIPT Templeton Growth
    Securities Subaccount (Class 2)       2006         --   1.508 - 1.970       --          --       1.40 - 2.00       19.43 - 20.13
                                          2005      2,972   1.258 - 1.647    3,865        1.14       1.40 - 2.00         6.71 - 7.37
                                          2004      2,463   1.174 - 1.540    2,999        1.22       1.40 - 2.00       13.71 - 14.34
                                          2003      1,688   1.028 - 1.351    1,823        1.31       1.40 - 2.00       11.49 - 39.13
                                          2002        519   0.791 - 0.792      411        0.58       1.40 - 1.60   (22.43) - (19.29)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
High Yield Bond Trust
  High Yield Bond Subaccount              2006         --           1.094       --        6.37              1.40                2.34
                                          2005        236           1.069      252          --              1.40              (0.09)
                                          2004         47           1.070       51        7.77              1.40                4.39
Janus Aspen Series
  Janus Aspen Balanced Subaccount
    (Service Shares)                      2006         --   1.091 - 1.324       --          --       1.40 - 2.10         3.13 - 3.38
                                          2005     17,994   1.056 - 1.282   20,003        2.03       1.40 - 2.10         5.39 - 6.18
                                          2004     20,596   0.997 - 1.213   21,547        2.18       1.40 - 2.10         6.07 - 6.70
                                          2003     22,417   0.935 - 1.140   21,951        1.87       1.40 - 2.10        5.08 - 12.16
                                          2002     19,974   0.836 - 0.983   17,101        2.12       1.40 - 1.70     (8.24) - (7.90)
  Janus Aspen Forty Subaccount
    (Service Shares)                      2006      4,723   0.907 - 1.670    5,110        0.14       1.40 - 2.10         6.83 - 7.52
                                          2005      4,933   0.845 - 1.560    5,151        0.01       1.40 - 2.10       10.23 - 11.07
                                          2004      4,907   0.762 - 1.412    4,570        0.03       1.40 - 2.10       15.52 - 16.36
                                          2003      5,228   0.657 - 1.220    4,135        0.26       1.40 - 2.10       17.23 - 18.49
                                          2002      4,594   0.555 - 0.941    2,730        0.32       1.40 - 1.70   (17.34) - (17.11)
  Janus Aspen Global Life Sciences
    Subaccount (Service Shares)           2006      1,578   1.041 - 1.639    1,674          --       1.40 - 1.80         4.39 - 4.88
                                          2005      1,764   0.995 - 1.570    1,783          --       1.40 - 1.80       10.33 - 10.69
                                          2004      2,154   0.900 - 1.423    1,963          --       1.40 - 1.80       12.22 - 12.67
                                          2003      2,381   0.801 - 1.268    1,925          --       1.40 - 1.80       18.39 - 24.42
                                          2002      2,756   0.645 - 0.647    1,783          --       1.40 - 1.60   (30.65) - (30.50)
  Janus Aspen Global Technology
    Subaccount (Service Shares)           2006      4,550   0.400 - 1.688    1,883          --       1.40 - 1.80         5.90 - 6.30
                                          2005      5,192   0.377 - 1.594    2,001          --       1.40 - 1.80        9.55 - 10.12
                                          2004      6,741   0.344 - 1.455    2,361          --       1.40 - 1.80     (1.22) - (0.86)
                                          2003      7,657   0.347 - 1.473    2,707          --       1.40 - 1.80       33.67 - 44.21
                                          2002      8,203   0.241 - 0.242    1,982          --       1.40 - 1.60   (41.79) - (41.69)
  Janus Aspen Mid Cap Value
    Subaccount (Service Shares)           2006      1,657   1.872 - 1.921    3,152        1.04       1.40 - 2.10       12.70 - 13.47
                                          2005      1,640   1.661 - 1.693    2,755        0.65       1.40 - 2.10         7.72 - 8.53
                                          2004      1,751   1.542 - 1.560    2,719        3.32       1.40 - 2.10       15.33 - 16.16
                                          2003      1,624   1.337 - 1.343    2,178        0.12       1.40 - 2.10       33.70 - 34.30
  Janus Aspen Worldwide Growth
    Subaccount (Service Shares)           2006     14,619   0.671 - 1.588   10,968        1.61       1.40 - 2.10       15.53 - 16.27
                                          2005     16,995   0.578 - 1.371   10,990        1.19       1.40 - 2.10         3.35 - 4.10
                                          2004     20,463   0.557 - 1.322   12,664        0.89       1.40 - 2.10         2.41 - 3.13
                                          2003     23,879   0.541 - 1.288   14,139        0.85       1.40 - 2.10       20.86 - 28.96
                                          2002     25,807   0.444 - 0.855   12,055        0.58       1.40 - 1.70   (26.97) - (26.77)
Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap
    Subaccount                            2006         --   1.720 - 1.745       --          --       1.40 - 1.80       11.40 - 12.44
                                          2005        135   1.544 - 1.552      210          --       1.40 - 1.60         2.58 - 8.20
                                          2004         34           1.513       51          --              1.40               13.25
                                          2003          3           1.336        4          --              1.40               17.92
Legg Mason Partners Variable
  Portfolios I, Inc.
  LMPVPI All Cap
    Subaccount (Class I)                  2006     18,254   1.191 - 1.977   33,215        1.31       1.40 - 2.25       15.52 - 16.43
                                          2005     21,361   1.029 - 1.698   33,622        0.84       1.40 - 2.25         1.58 - 6.22
                                          2004     24,241   1.210 - 1.655   37,245        0.56       1.40 - 2.15         5.97 - 6.84
                                          2003     23,104   1.136 - 1.549   33,400        0.28       1.40 - 2.15       13.10 - 38.70
                                          2002     20,494   0.831 - 1.130   21,867        0.47       1.40 - 1.70   (26.33) - (26.10)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Legg Mason Partners Variable
  Portfolios I, Inc. -- (Continued)
  LMPVPI Global High Yield Bond
    Subaccount (Class I)                  2006      7,164   1.087 - 1.672   11,208        5.48       1.40 - 2.25         8.21 - 9.07
                                          2005      8,741   1.003 - 1.533   12,525        5.94       1.40 - 2.25       (0.20) - 2.40
                                          2004      8,890   1.104 - 1.497   12,641        6.43       1.40 - 2.25         1.56 - 9.51
                                          2003      8,517   1.068 - 1.367   11,217        7.54       1.40 - 2.15        2.69 - 22.49
                                          2002      6,078   1.095 - 1.116    6,758        8.50       1.40 - 1.70         5.49 - 5.78
  LMPVPI Investors
    Subaccount (Class I)                  2006     14,511   1.301 - 1.773   23,184        1.56       1.40 - 2.25       15.64 - 16.63
                                          2005     17,387   1.125 - 1.527   23,839        1.14       1.40 - 2.25        4.23 - 10.62
                                          2004     20,331   1.211 - 1.459   26,544        1.42       1.40 - 2.15         5.64 - 8.89
                                          2003     22,286   1.116 - 1.346   26,696        1.44       1.40 - 2.15       12.90 - 33.80
                                          2002     23,029   0.858 - 0.923   21,131        1.16       1.40 - 1.70   (24.34) - (24.10)
  LMPVPI Large Cap Growth
    Subaccount (Class I)                  2006      2,244   1.039 - 1.503    2,919          --       1.40 - 2.25         1.86 - 2.81
                                          2005      2,355   1.020 - 1.468    2,992        0.02       1.40 - 2.25         0.90 - 3.81
                                          2004      2,433   1.124 - 1.420    2,951        0.26       1.40 - 2.15     (7.61) - (0.88)
                                          2003        838   1.137 - 1.439    1,012        0.03       1.40 - 2.15        9.75 - 42.50
                                          2002         38           0.800       30          --              1.40              (9.09)
  LMPVPI Small Cap Growth
    Subaccount (Class I)                  2006     10,302   1.102 - 2.006   14,698          --       1.40 - 2.25       10.19 - 11.18
                                          2005     11,822   0.993 - 1.812   15,116          --       1.40 - 2.25         0.90 - 6.68
                                          2004     13,070   0.962 - 1.758   15,866          --       1.40 - 2.15       12.65 - 13.60
                                          2003     12,349   0.849 - 1.555   12,666          --       1.40 - 2.15        6.11 - 53.87
                                          2002      8,671   0.579 - 0.808    5,497          --       1.40 - 1.70   (35.83) - (35.66)
  LMPVPI Strategic Bond
    Subaccount (Class I)                  2006     20,023   1.021 - 1.510   26,656        5.29       1.40 - 2.25         2.71 - 3.57
                                          2005     21,202   0.993 - 1.458   27,530        4.76       1.40 - 2.25       (0.50) - 1.22
                                          2004     21,523   1.059 - 1.443   28,068        4.71       1.40 - 2.25         0.38 - 5.17
                                          2003     21,155   1.014 - 1.372   26,860        6.22       1.40 - 2.15        2.52 - 11.64
                                          2002     15,133   1.085 - 1.229   18,013        5.85       1.40 - 1.70         7.00 - 7.34
Legg Mason Partners Variable
  Portfolios II
  LMPVPII Aggressive Growth
    Subaccount (Class I)                  2006      1,948   1.170 - 1.763    2,965          --       1.40 - 2.25         8.55 - 9.59
                                          2005      1,821   1.076 - 1.616    2,593          --       1.40 - 2.25        1.30 - 13.17
                                          2004      1,422   1.120 - 1.498    1,873          --       1.40 - 2.15         6.77 - 7.55
                                          2003        504   1.043 - 1.398      604          --       1.40 - 2.15        4.78 - 38.13
                                          2002         58           0.758       44          --              1.40                1.74
  LMPVPII Appreciation
    Subaccount                            2006     14,991   1.641 - 1.660   24,883        1.04       1.40 - 1.60       13.02 - 13.23
                                          2005     18,958   1.452 - 1.466   27,794        0.78       1.40 - 1.60         2.61 - 2.81
                                          2004     22,773   1.415 - 1.426   32,468        1.08       1.40 - 1.60         7.03 - 7.30
                                          2003     24,850   1.322 - 1.329   33,025        0.65       1.40 - 1.60       22.63 - 22.83
                                          2002     25,978   1.078 - 1.082   28,106        1.46       1.40 - 1.60   (18.83) - (18.65)
  LMPVPII Diversified Strategic
    Income Subaccount                     2006      9,258           1.434   13,274        5.54              1.40         3.66 - 3.91
                                          2005     11,554           1.380   15,940        5.01              1.40                1.17
                                          2004     14,607   1.354 - 1.364   19,928        4.41       1.40 - 1.60         5.04 - 5.25
                                          2003     17,617   1.289 - 1.296   22,833        5.66       1.40 - 1.60        9.98 - 10.20
                                          2002     20,089   1.172 - 1.176   23,630        8.88       1.40 - 1.60         3.17 - 3.34
  LMPVPII Equity Index
    Subaccount (Class II)                 2006     11,469   1.026 - 1.627   12,010        1.32       1.40 - 1.80       13.06 - 13.57
                                          2005     13,561   0.905 - 1.439   12,512        1.14       1.40 - 1.80         2.42 - 2.81
                                          2004     15,979   0.882 - 1.405   14,324        1.31       1.40 - 1.80         8.24 - 8.68
                                          2003     17,925   0.813 - 1.298   14,771        1.05       1.40 - 1.80       25.66 - 32.31
                                          2002     17,228   0.647 - 0.649   11,183        1.81       1.40 - 1.60   (23.61) - (23.47)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Legg Mason Partners Variable
  Portfolios II -- (Continued)
  LMPVPII Fundamental Value
    Subaccount                            2006     15,276   1.694 - 1.714   26,168        1.54       1.40 - 1.60       14.93 - 15.19
                                          2005     18,293   1.474 - 1.488   27,210        0.89       1.40 - 1.60         3.15 - 3.33
                                          2004     21,346   1.429 - 1.440   30,733        0.65       1.40 - 1.60         6.48 - 6.67
                                          2003     22,643   1.342 - 1.350   30,551        0.62       1.40 - 1.60       36.38 - 36.78
                                          2002     23,088   0.984 - 0.987   22,787        1.12       1.40 - 1.60   (22.52) - (22.41)
  LMPVPII Growth and Income
    Subaccount (Class I)                  2006        155   1.243 - 1.578      215        0.42       1.40 - 1.80       10.43 - 10.78
                                          2005        178   1.122 - 1.429      226        0.36       1.40 - 1.80         1.78 - 2.19
                                          2004        183   1.098 - 1.404      228        0.91       1.40 - 1.80         6.44 - 6.91
                                          2003        180   1.027 - 1.319      210        0.51       1.40 - 1.80       27.69 - 28.38
                                          2002         31           0.800       25        0.62              1.40              (5.55)
Legg Mason Partners Variable
  Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income
    Subaccount                            2006        287   1.020 - 1.033      296        4.69       1.40 - 1.80         1.09 - 2.68
                                          2005        183   1.002 - 1.006      184        2.82       1.40 - 1.60         0.80 - 0.90
                                          2004        211   0.994 - 0.997      210        1.11       1.40 - 1.60       (0.20) - 0.10
                                          2003        140           0.999      140        0.34              1.40                  --
  LMPVPIII Aggressive Growth
    Subaccount                            2006     12,363   1.054 - 1.066   13,171          --       1.40 - 1.60         7.01 - 7.24
                                          2005     14,520   0.985 - 0.994   14,420          --       1.40 - 1.60        9.93 - 10.08
                                          2004     16,632   0.896 - 0.903   15,005          --       1.40 - 1.60         8.21 - 8.40
                                          2003     17,803   0.828 - 0.833   14,816          --       1.40 - 1.60       32.27 - 32.64
                                          2002     15,110   0.626 - 0.628    9,481          --       1.40 - 1.60   (33.69) - (33.54)
  LMPVPIII Large Cap Growth
    Subaccount                            2006      4,111   1.026 - 1.038    4,264        0.15       1.40 - 1.60         2.91 - 3.18
                                          2005      4,814   0.997 - 1.006    4,842        0.13       1.40 - 1.60         3.64 - 3.71
                                          2004      5,441   0.962 - 0.970    5,275        0.35       1.40 - 1.60     (1.33) - (1.02)
                                          2003      5,978   0.975 - 0.980    5,857        0.03       1.40 - 1.60       45.31 - 45.62
                                          2002      2,926   0.671 - 0.673    1,970        0.43       1.40 - 1.60   (25.94) - (25.88)
  LMPVPIII Social Awareness Stock
    Subaccount                            2006         99           1.184      117        0.64              1.40                6.19
                                          2005         81           1.115       91        0.71              1.40                0.09
Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income
    Subaccount (Class VC)                 2006        488   1.592 - 1.628      789        1.37       1.40 - 2.00       14.95 - 15.63
                                          2005        447   1.385 - 1.408      627        0.95       1.40 - 2.00         1.17 - 1.88
                                          2004        421   1.369 - 1.382      580        1.19       1.40 - 2.00       10.49 - 11.09
                                          2003        177   1.239 - 1.244      219        1.24       1.40 - 2.00       10.82 - 16.26
  Lord Abbett Mid-Cap Value
    Subaccount (Class VC)                 2006        535   1.793 - 1.820      969        0.46       1.40 - 1.80       10.20 - 10.71
                                          2005        647   1.627 - 1.644    1,062        0.49       1.40 - 1.80         6.27 - 6.68
                                          2004        392   1.531 - 1.541      603        0.43       1.40 - 1.80       21.89 - 22.30
                                          2003        193   1.256 - 1.260      243        0.95       1.40 - 1.80        7.06 - 16.45
Managed Assets Trust
  Managed Assets Subaccount               2006         --   1.135 - 1.140       --        2.55       1.40 - 1.60         3.18 - 3.26
                                          2005         97   1.100 - 1.104      107        0.02       1.40 - 1.60         2.14 - 2.41
                                          2004         14   1.077 - 1.078       15        2.55       1.40 - 1.60         6.74 - 9.66
Met Investors Series Trust
  MIST Batterymarch Mid-Cap
     Stock Subaccount (Class A)           2006      4,800   1.784 - 2.480   11,848          --       1.40 - 2.00     (5.01) - (4.65)
  MIST BlackRock High Yield
    Subaccount (Class A)                  2006      9,052   1.402 - 1.603   14,484          --       1.40 - 1.80         5.26 - 5.53

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Met Investors Series Trust -- (Continued)
  MIST BlackRock Large-Cap
    Core Subaccount (Class A)             2006    1,172     1.135 - 1.744     1,348         --       1.40 - 1.80       5.76 - 6.00
  MIST Dreman Small-Cap
    Value Subaccount (Class A)            2006      764     1.226 - 1.360     1,029       0.46       1.60 - 2.25       6.07 - 6.58
  MIST Harris Oakmark International
    Subaccount (Class A)                  2006   15,532     1.561 - 2.044    24,540         --       1.36 - 1.76     10.07 - 10.34
  MIST Janus Capital Appreciation
    Subaccount (Class A)                  2006   21,594     1.753 - 2.210    47,647         --       1.40 - 1.80       2.39 - 2.65
  MIST Legg Mason Partners Managed
    Assets Subaccount (Class A)           2006      193     1.200 - 1.206       233         --       1.40 - 1.60       5.73 - 5.79
  MIST Lord Abbett Bond Debenture
    Subaccount (Class A)                  2006    7,524     1.407 - 1.684    12,647         --       1.40 - 1.80       4.69 - 4.99
  MIST Lord Abbett Growth and
    Income Subaccount (Class B)           2006   11,983     1.075 - 1.079    12,928         --       1.15 - 1.75       7.39 - 7.79
  MIST Lord Abbett Mid-Cap Value
    Subaccount (Class B)                  2006       73     1.071 - 1.073        79         --       1.40 - 1.80      5.30 - 15.75
  MIST Met/AIM Capital Appreciation
    Subaccount (Class A)                  2006    3,096     0.661 - 1.528     2,666       0.18       1.40 - 2.25   (1.68) - (1.18)
  MIST MFS(R) Value
    Subaccount (Class A)                  2006      895     1.326 - 1.623     1,209       1.91       1.40 - 1.80     10.33 - 12.66
  MIST Neuberger Berman Real
     Estate Subaccount (Class A)          2006   27,282     1.215 - 1.222    33,283         --       1.40 - 2.25      5.84 - 21.83
  MIST Pioneer Fund
    Subaccount (Class A)                  2006       30     1.570 - 1.593        48         --       1.40 - 1.80       7.39 - 7.64
  MIST Pioneer Strategic Income
    Subaccount (Class A)                  2006    2,236     1.342 - 1.543     3,443       4.39       1.40 - 1.80       3.39 - 3.77
  MIST Third Avenue Small Cap
    Value Subaccount (Class B)            2006      490     1.027 - 1.030       505         --       1.40 - 1.80       2.39 - 4.04

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive
    Growth Subaccount (Class D)           2006   22,200     1.033 - 1.584    23,216         --       1.40 - 2.00   (2.66) - (2.25)
  MSF BlackRock Bond Income
    Subaccount (Class A)                  2006   16,630     1.089 - 1.456    24,174         --       1.40 - 1.80       3.71 - 4.00
  MSF BlackRock Money Market
    Subaccount (Class A)                  2006   30,981     1.011 - 1.232    36,313       3.29       1.40 - 2.15       1.87 - 2.41
  MSF FI Large Cap
    Subaccount (Class A)                  2006   39,675     1.080 - 1.610    62,236         --       1.40 - 2.25       0.96 - 1.51
  MSF FI Value Leaders
    Subaccount (Class D)                  2006   27,122     1.097 - 2.014    51,174         --       1.40 - 2.25       2.12 - 2.76
  MSF MFS(R) Total Return
    Subaccount (Class F)                  2006   61,062     1.103 - 1.981   110,270         --       1.40 - 2.25       2.21 - 7.02
  MSF Oppenheimer Global
    Equity Subaccount (Class B)           2006   19,186     1.046 - 1.052    20,121         --       1.34 - 2.25       3.26 - 5.62
  MSF T. Rowe Price Large Cap
    Growth Subaccount (Class B)           2006    5,968     1.066 - 1.070     6,386         --       1.40 - 2.00       6.81 - 7.21
  MSF Western Asset Management
    High Yield Bond
    Subaccount (Class A)                  2006      108     1.157 - 1.163       126         --       1.40 - 1.60       3.21 - 6.31
  MSF Western Asset Management
    U.S. Government
    Subaccount (Class A)                  2006       98     1.071 - 1.082       106         --       1.25 - 1.65       3.38 - 3.64

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Money Market Portfolio
  Money Market Subaccount                 2006         --   1.002 - 1.203       --        1.40       1.40 - 1.80         0.91 - 0.93
                                          2005     15,132   0.993 - 1.192   18,024        2.82       1.40 - 1.80         1.02 - 1.45
                                          2004     17,967   0.983 - 1.175   21,097        0.98       1.40 - 1.80     (0.81) - (0.34)
                                          2003     26,495   0.991 - 1.179   31,225        0.80       1.40 - 1.80     (0.76) - (0.67)
                                          2002     51,201   1.182 - 1.187   60,754        1.38       1.40 - 1.60       (0.25) - 0.00
Morgan Stanley Variable
  Investment Series
  Morgan Stanley Dividend Growth
    Subaccount (Class Y)                  2006        869   1.183 - 1.319    1,136        1.15       1.60 - 2.25         8.33 - 9.10
                                          2005        886   1.092 - 1.209    1,065        1.10       1.60 - 2.25         3.11 - 3.69
                                          2004        732   1.158 - 1.166      851        1.76       1.60 - 2.15         5.95 - 6.48
                                          2003        163   1.093 - 1.095      179        0.65       1.60 - 2.15        1.58 - 10.61
  Morgan Stanley Equity
    Subaccount (Class Y)                  2006        265   1.145 - 1.399      355          --       1.60 - 2.25         1.60 - 2.27
                                          2005        304   1.125 - 1.368      401          --       1.60 - 2.25       10.51 - 22.19
                                          2004        156   1.170 - 1.179      183        0.46       1.60 - 2.15        6.44 - 12.29
                                          2003         14           1.079       15        0.02              2.15                2.47
  Morgan Stanley S&P 500
    Index Subaccount (Class Y)            2006      4,164   1.158 - 1.384    5,691        1.45       1.60 - 2.25       12.71 - 13.44
                                          2005      5,134   1.027 - 1.220    6,217        1.43       1.60 - 2.25       (0.77) - 5.09
                                          2004      4,899   1.179 - 1.187    5,798        0.79       1.60 - 2.15         7.97 - 8.50
                                          2003      1,702   1.092 - 1.094    1,861          --       1.60 - 2.15        5.81 - 10.28
Oppenheimer Variable Account
Funds
  Oppenheimer Main Street/VA
    Subaccount (Service Shares)           2006         --           1.184       --        0.99              1.40                5.71
                                          2005         92           1.120      103        0.78              1.40                4.28
                                          2004         23           1.074       25          --              1.40                9.48
PIMCO Variable Insurance Trust
  PIMCO VIT Real Return
    Subaccount (Administrative
    Class)                                2006        581   1.109 - 1.125      652        4.20       1.40 - 1.80     (1.07) - (0.71)
                                          2005        882   1.121 - 1.133      998        2.82       1.40 - 1.80         0.27 - 0.71
                                          2004        750   1.118 - 1.125      843        1.02       1.40 - 1.80         6.99 - 7.35
                                          2003        454   1.045 - 1.048      475        0.38       1.40 - 1.80       (0.48) - 0.58
  PIMCO VIT Total Return
    Subaccount (Administrative
    Class)                                2006     14,197   1.077 - 1.255   17,725        4.41       1.40 - 2.00         1.80 - 2.37
                                          2005     17,348   1.058 - 1.226   21,126        3.40       1.40 - 2.00         0.47 - 1.07
                                          2004     18,441   1.053 - 1.213   22,231        1.88       1.40 - 2.00         2.73 - 3.41
                                          2003     21,507   1.025 - 1.173   25,082        2.88       1.40 - 2.00         0.29 - 3.62
                                          2002     23,768   1.129 - 1.132   26,914        4.04       1.40 - 1.60         7.42 - 7.50
Putnam Variable Trust
  Putnam VT Discovery Growth
    Subaccount (Class IB)                 2006        192   0.885 - 0.895      172          --       1.40 - 1.60         9.26 - 9.55
                                          2005        314   0.810 - 0.817      257          --       1.40 - 1.60         5.61 - 5.69
                                          2004        383   0.767 - 0.773      296          --       1.40 - 1.60         5.79 - 6.18
                                          2003        456   0.725 - 0.728      332          --       1.40 - 1.60       29.93 - 30.00
                                          2002        482   0.558 - 0.560      269          --       1.40 - 1.60   (30.68) - (30.52)
  Putnam VT International Equity
    Subaccount (Class IB)                 2006      2,743   1.392 - 2.105    3,912        0.55       1.40 - 1.80       25.45 - 25.94
                                          2005      2,157   1.108 - 1.678    2,466        1.38       1.40 - 1.80       10.25 - 10.58
                                          2004      1,920   1.003 - 1.522    1,991        1.43       1.40 - 1.80       14.09 - 14.63
                                          2003      2,345   0.877 - 1.334    2,112        1.10       1.40 - 1.80       26.37 - 34.88
                                          2002      2,646   0.694 - 0.696    1,842        0.43       1.40 - 1.60   (18.93) - (18.79)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Putnam Variable Trust -- (Continued)
  Putnam VT Small Cap Value
    Subaccount (Class IB)                 2006      1,840   1.945 - 2.323    3,635        0.33       1.40 - 2.00       14.96 - 15.64
                                          2005      2,118   1.685 - 2.016    3,614        0.19       1.40 - 2.00         4.92 - 5.59
                                          2004      2,424   1.599 - 1.918    3,915        0.35       1.40 - 2.00       23.69 - 24.40
                                          2003      2,378   1.288 - 1.547    3,086        0.33       1.40 - 2.00       28.28 - 47.66
                                          2002      2,335   0.874 - 0.877    2,048        0.15       1.40 - 1.60   (19.60) - (19.39)
The Travelers Series Trust
  Travelers AIM Capital Appreciation
    Subaccount                            2006         --   0.669 - 1.549       --          --       1.40 - 2.25         1.39 - 6.62
                                          2005      3,652   0.628 - 1.456    2,917        0.22       1.40 - 2.25         2.39 - 7.28
                                          2004      3,834   0.587 - 1.363    2,793        0.16       1.40 - 2.15         4.25 - 4.97
                                          2003      3,462   0.560 - 1.303    2,162          --       1.40 - 2.15        4.80 - 27.75
                                          2002      3,045   0.440 - 0.442    1,344          --       1.40 - 1.60   (24.83) - (19.41)
  Travelers Convertible Securities
    Subaccount                            2006         --   1.344 - 1.604       --        0.84       1.40 - 1.80         6.50 - 6.65
                                          2005      9,043   1.262 - 1.504   13,593        2.45       1.40 - 1.80     (1.48) - (1.05)
                                          2004     10,858   1.281 - 1.520   16,496        2.10       1.40 - 1.80         4.40 - 4.83
                                          2003     11,368   1.227 - 1.450   16,477        2.95       1.40 - 1.80       11.24 - 24.46
                                          2002     12,542   1.161 - 1.165   14,606        7.22       1.40 - 1.60     (8.44) - (8.27)
  Travelers Disciplined Mid Cap
    Stock Subaccount                      2006         --   1.878 - 2.601       --        0.53       1.40 - 2.00         9.06 - 9.29
                                          2005      6,240   1.722 - 2.380   14,786          --       1.40 - 2.00       10.17 - 10.90
                                          2004      7,611   1.563 - 2.146   16,281        0.27       1.40 - 2.00       14.17 - 14.82
                                          2003      8,298   1.369 - 1.869   15,466        0.30       1.40 - 2.00       19.56 - 35.21
                                          2002      8,980   1.412 - 1.417   12,725        0.55       1.40 - 1.60   (15.70) - (15.50)
  Travelers Equity Income
    Subaccount                            2006         --   1.073 - 1.960       --        1.31       1.40 - 2.25         4.86 - 5.15
                                          2005     33,993   1.023 - 1.864   59,919          --       1.40 - 2.25         2.29 - 5.23
                                          2004     39,437   1.223 - 1.810   67,975        1.35       1.40 - 2.15         7.54 - 8.38
                                          2003     39,465   1.137 - 1.670   63,737        0.97       1.40 - 2.15        9.72 - 33.50
                                          2002     37,340   0.956 - 1.291   47,546        1.03       1.40 - 1.70   (15.40) - (15.12)
  Travelers Federated High
    Yield Subaccount                      2006         --   1.324 - 1.519       --        7.78       1.40 - 2.00         2.40 - 2.64
                                          2005     11,722   1.293 - 1.480   17,331          --       1.40 - 2.00         0.54 - 1.09
                                          2004     14,712   1.286 - 1.464   21,514        6.84       1.40 - 2.00         8.25 - 8.85
                                          2003     17,731   1.188 - 1.345   23,825        7.14       1.40 - 2.00       15.56 - 20.74
                                          2002     17,681   1.110 - 1.114   19,697        7.33       1.40 - 1.60        12.02 - 2.30
  Travelers Federated Stock
    Subaccount                            2006         --   1.516 - 1.869       --        1.58       1.40 - 1.80         3.48 - 3.60
                                          2005      6,470   1.465 - 1.804   11,667          --       1.40 - 1.80         3.46 - 3.86
                                          2004      8,079   1.416 - 1.737   14,030        1.39       1.40 - 1.80         8.59 - 9.04
                                          2003      9,284   1.304 - 1.593   14,788        1.40       1.40 - 1.80       25.59 - 30.53
                                          2002     10,835   1.262 - 1.266   13,719        2.59       1.40 - 1.60   (20.58) - (20.48)
  Travelers Large Cap
    Subaccount                            2006         --   1.069 - 1.586       --        0.44       1.40 - 2.25         2.78 - 3.12
                                          2005     25,880   1.039 - 1.538   38,218          --       1.40 - 2.25      (0.46) - 11.61
                                          2004     29,145   1.109 - 1.435   40,475        0.84       1.40 - 2.15         2.87 - 5.05
                                          2003     29,057   1.059 - 1.366   38,854        0.41       1.40 - 2.15        8.99 - 23.89
                                          2002     29,244   0.864 - 1.111   32,121        0.46       1.40 - 1.70   (24.08) - (23.85)
  Travelers Mercury Large Cap
    Core Subaccount                       2006         --   1.072 - 1.649       --        0.21       1.40 - 1.80         6.11 - 6.28
                                          2005      1,313   1.009 - 1.554    1,340          --       1.40 - 1.80       10.06 - 10.52
                                          2004      1,220   0.915 - 1.412    1,127        0.55       1.40 - 1.80       13.87 - 14.25
                                          2003      1,290   0.803 - 1.240    1,043        0.63       1.40 - 1.80        8.20 - 19.56
                                          2002      1,549   0.673 - 0.675    1,046        0.51       1.40 - 1.60   (26.37) - (26.23)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
The Travelers Series Trust -- (Continued)
  Travelers MFS(R) Mid Cap
    Growth Subaccount                     2006         --   1.058 - 1.625       --           --      1.40 - 2.00         5.69 - 5.84
                                          2005     27,705   1.000 - 1.537   27,992           --      1.40 - 2.00         0.99 - 1.61
                                          2004     12,700   0.986 - 1.518   12,631           --      1.40 - 2.00       11.91 - 12.57
                                          2003     14,574   0.878 - 1.355   12,880           --      1.40 - 2.00        7.71 - 35.22
                                          2002     15,158   0.651 - 0.653    9,904           --      1.40 - 1.60   (49.65) - (49.58)
  Travelers MFS(R) Total Return
    Subaccount                            2006         --   1.035 - 1.851       --         1.29      1.40 - 2.25         2.97 - 3.29
                                          2005     48,396   1.004 - 1.792   83,925         2.07      1.40 - 2.25       (0.79) - 2.89
                                          2004     53,054   1.164 - 1.765   91,472         2.65      1.40 - 2.15         3.39 - 9.90
                                          2003     55,901   1.067 - 1.606   88,945         2.29      1.40 - 2.15        6.68 - 17.38
                                          2002     57,692   1.392 - 1.397   80,610         5.86      1.40 - 1.60     (6.76) - (6.62)
  Travelers MFS(R) Value
    Subaccount                            2006         --   1.200 - 1.471       --           --      1.40 - 1.80         8.00 - 8.14
                                          2005        472   1.110 - 1.362      527         1.99      1.40 - 1.80         0.81 - 4.98
                                          2004         94   1.060 - 1.065      100         5.65      1.40 - 1.60        7.51 - 11.87
  Travelers Mondrian International
    Stock Subaccount                      2006         --   1.416 - 1.857       --         3.65      1.40 - 2.00       14.73 - 14.94
                                          2005     18,054   1.233 - 1.618   22,489         0.05      1.40 - 2.00         7.34 - 7.98
                                          2004     20,716   1.144 - 1.504   23,899         1.52      1.40 - 2.00       13.47 - 14.16
                                          2003     22,800   1.004 - 1.323   23,042         1.70      1.40 - 2.00       26.61 - 32.50
                                          2002     26,732   0.793 - 0.796   21,285         1.92      1.40 - 1.60   (14.36) - (14.22)
  Travelers Pioneer Fund
    Subaccount                            2006         --   1.462 - 1.480       --         1.03      1.40 - 1.80         6.02 - 6.17
                                          2005         24   1.379 - 1.394       34           --      1.40 - 1.80         1.40 - 4.58
                                          2004         22           1.333       29         0.87             1.40                9.53
                                          2003         13           1.217       16         1.42             1.40               14.70
  Travelers Pioneer Strategic
    Income Subaccount                     2006         --   1.298 - 1.487       --           --      1.40 - 1.80         0.93 - 1.02
                                          2005      2,863   1.286 - 1.472    4,211         3.91      1.40 - 1.80         1.18 - 2.29
                                          2004      3,363           1.439    4,841         6.58             1.40                9.35
                                          2003      3,909           1.316    5,143         8.62             1.40               17.92
                                          2002      4,570           1.116    5,101        21.73             1.40                4.40
  Travelers Quality Bond
    Subaccount                            2006         --   1.043 - 1.400       --         6.02      1.40 - 2.00     (1.04) - (0.85)
                                          2005     20,768   1.054 - 1.412   29,281           --      1.40 - 2.00       (0.38) - 0.21
                                          2004     24,217   1.058 - 1.409   34,078         4.40      1.40 - 2.00         1.24 - 1.88
                                          2003     28,711   1.045 - 1.383   39,677         4.40      1.40 - 2.00         2.05 - 5.49
                                          2002     33,335   1.306 - 1.311   43,704         7.29      1.40 - 1.60         4.06 - 4.30
  Travelers Strategic Equity
    Subaccount                            2006         --   1.459 - 1.491       --         0.35      1.40 - 1.80         4.27 - 4.39
                                          2005     24,825   1.399 - 1.430   35,053         0.57      1.40 - 1.80         0.21 - 0.64
                                          2004     29,503   1.393 - 1.427   41,404         1.35      1.40 - 1.80         8.27 - 8.68
                                          2003     34,287   1.284 - 1.318   44,269           --      1.40 - 1.80       18.95 - 30.67
                                          2002     40,012   0.984 - 0.988   39,525         0.55      1.40 - 1.60   (34.66) - (34.48)
  Travelers Style Focus Series:
    Small Cap Value
    Subaccount                            2006         --   1.154 - 1.276       --         0.04      1.60 - 2.25        8.78 - 14.60
                                          2005         58   1.007 - 1.110       63         0.78      1.95 - 2.25       (0.63) - 6.53
  Travelers U.S. Government
    Securities Subaccount                 2006         --   1.036 - 1.044       --         5.85      1.40 - 1.80     (3.72) - (3.60)
                                          2005        213   1.076 - 1.083      230           --      1.40 - 1.80         1.59 - 2.48

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Universal Institutional Funds, Inc.
  UIF Core Plus Fixed Income
    Subaccount (Class II)                 2006      5,876   1.019 - 1.083    6,270        4.00       1.50 - 2.25         1.33 - 1.98
                                          2005      5,103   1.004 - 1.062    5,358        3.51       1.50 - 2.25         0.30 - 2.41
                                          2004      4,575   1.018 - 1.037    4,711        3.84       1.50 - 2.15         1.59 - 2.57
                                          2003      2,616   1.000 - 1.011    2,639        0.02       1.50 - 2.15         0.50 - 2.65
  UIF Emerging Markets Equity
    Subaccount (Class I)                  2006      5,333   1.627 - 3.639   14,624        0.77       1.40 - 2.25       34.09 - 35.23
                                          2005      5,820   1.211 - 2.693   11,681        0.39       1.40 - 2.25        1.37 - 32.05
                                          2004      5,608   1.310 - 2.042    8,564        0.65       1.40 - 2.25       10.00 - 21.44
                                          2003      4,383   1.081 - 1.684    5,373          --       1.40 - 2.15       15.77 - 55.78
                                          2002      3,404   0.734 - 1.142    2,611          --       1.40 - 1.70   (10.46) - (10.12)
  UIF Equity and Income
    Subaccount (Class II)                 2006         --   1.116 - 1.465       --        1.16       1.50 - 2.25         7.85 - 8.60
                                          2005      9,559   1.033 - 1.349   12,529        0.65       1.50 - 2.25         0.29 - 5.80
                                          2004      8,221   1.092 - 1.275   10,321          --       1.50 - 2.25         2.82 - 9.82
                                          2003      4,128   1.096 - 1.161    4,741        1.08       1.50 - 2.15        9.68 - 14.75
  UIF Equity Growth
    Subaccount (Class I)                  2006      8,887   0.742 - 1.547    8,965          --       1.40 - 2.25         1.77 - 2.60
                                          2005      9,947   0.725 - 1.514    9,721        0.49       1.40 - 2.25       11.10 - 20.98
                                          2004     10,585   0.636 - 1.333    8,912        0.17       1.40 - 2.15         5.48 - 6.30
                                          2003     10,728   0.600 - 1.261    8,201          --       1.40 - 2.15        7.71 - 23.43
                                          2002      9,321   0.488 - 0.830    5,110        0.18       1.40 - 1.70   (29.05) - (28.78)
  UIF Global Franchise
    Subaccount (Class II)                 2006         --   1.226 - 1.737       --        1.45       1.50 - 2.25       15.07 - 15.88
                                          2005      9,387   1.064 - 1.499   13,561          --       1.50 - 2.25        0.38 - 10.30
                                          2004      6,924   1.079 - 1.359    9,232        0.15       1.50 - 2.25        5.47 - 11.12
                                          2003      2,850   1.161 - 1.223    3,459          --       1.50 - 2.15       12.48 - 21.69
  UIF Global Value Equity
    Subaccount (Class I)                  2006     14,822   1.240 - 1.867   23,103        1.62       1.40 - 2.25       18.55 - 19.55
                                          2005     15,217   1.043 - 1.570   19,899        1.04       1.40 - 2.25         1.86 - 4.35
                                          2004     15,137   1.187 - 1.512   18,905        0.75       1.40 - 2.15        9.23 - 11.99
                                          2003     14,042   1.062 - 1.357   15,560          --       1.40 - 2.15       14.53 - 38.75
                                          2002     10,867   0.837 - 0.902    9,216        1.22       1.40 - 1.70   (18.26) - (18.05)
  UIF Mid Cap Growth
    Subaccount (Class I)                  2006      9,454   0.843 - 2.093   11,454          --       1.40 - 2.25         6.78 - 7.70
                                          2005     11,138   0.784 - 1.952   12,278          --       1.40 - 2.25      (2.37) - 19.06
                                          2004     12,337   0.678 - 1.692   11,532          --       1.40 - 2.15       17.06 - 20.04
                                          2003     12,450   0.566 - 1.418    9,232          --       1.40 - 2.15        9.02 - 39.80
                                          2002     11,028   0.406 - 0.801    5,262          --       1.40 - 1.70   (32.35) - (32.17)
  UIF Small Company Growth
    Subaccount (Class II)                 2006      2,179   1.143 - 1.953    3,979          --       1.50 - 2.25        0.09 - 10.15
                                          2005      2,442   1.043 - 1.773    4,059          --       1.50 - 2.25      (2.74) - 13.11
                                          2004      2,108   1.429 - 1.594    3,213          --       1.50 - 2.15       16.37 - 17.21
                                          2003        875   1.228 - 1.360    1,173          --       1.50 - 2.15        5.59 - 32.94
  UIF Technology
    Subaccount (Class I)                  2006         --   0.239 - 1.393       --          --       1.40 - 2.10         4.30 - 4.46
                                          2005     11,381   0.229 - 1.335    3,468          --       1.40 - 2.10     (2.35) - (1.67)
                                          2004     12,062   0.233 - 1.364    3,895          --       1.40 - 2.10     (3.69) - (2.89)
                                          2003     12,556   0.241 - 1.414    4,081          --       1.40 - 2.10       33.02 - 46.06
                                          2002     13,864   0.165 - 0.679    2,532          --       1.40 - 1.70   (49.85) - (49.70)
  UIF U.S. Mid Cap Value
    Subaccount (Class I)                  2006     14,438   1.258 - 2.137   27,156        0.28       1.40 - 2.25       12.92 - 19.05
                                          2005     16,903   1.064 - 1.804   26,778        0.32       1.40 - 2.25      (1.26) - 10.76
                                          2004     19,054   1.346 - 1.637   27,374        0.02       1.40 - 2.15       12.17 - 13.02
                                          2003     19,142   1.195 - 1.456   24,279          --       1.40 - 2.15       12.23 - 44.72
                                          2002     18,155   0.859 - 0.914   16,362          --       1.40 - 1.70   (29.24) - (29.04)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Universal Institutional Funds, Inc. -- (Continued)
  UIF U.S. Real Estate
    Subaccount (Class I)                  2006         --   1.311 - 3.100       --        1.13       1.40 - 2.25       26.18 - 27.10
                                          2005      9,030   1.037 - 2.439   20,248        1.23       1.40 - 2.25        0.10 - 23.44
                                          2004      9,314   1.578 - 2.113   18,306        1.59       1.40 - 2.15       33.50 - 34.50
                                          2003      8,257   1.182 - 1.571   12,345          --       1.40 - 2.15        8.72 - 35.66
                                          2002      6,036   1.076 - 1.158    6,818        3.60       1.40 - 1.70     (2.45) - (2.20)
  UIF Value Subaccount
    (Class I)                             2006     13,135   1.179 - 1.875   20,197        1.73       1.40 - 2.25       14.26 - 15.22
                                          2005     16,725   1.029 - 1.635   22,335        1.33       1.40 - 2.25         2.37 - 5.15
                                          2004     18,040   1.239 - 1.593   23,345        0.98       1.40 - 2.15       15.33 - 16.19
                                          2003     17,604   1.069 - 1.378   19,464          --       1.40 - 2.15        8.60 - 37.74
                                          2002     16,433   0.810 - 0.886   13,534        1.01       1.40 - 1.70   (23.46) - (23.23)
Van Kampen Life Investment Trust
  Van Kampen LIT Comstock
    Subaccount (Class I)                  2006      2,667           1.590    4,240        1.53              1.40               14.72
                                          2005      3,476           1.386    4,818        1.20              1.40                2.90
                                          2004      3,652           1.347    4,919        0.96              1.40               16.12
                                          2003      3,294           1.160    3,821        1.01              1.40               29.18
                                          2002      3,145           0.898    2,824        0.76              1.40             (20.39)
  Van Kampen LIT Comstock
    Subaccount (Class II)                 2006     47,825   1.168 - 1.792   73,838        1.28       1.40 - 2.25       13.45 - 14.43
                                          2005     52,838   1.028 - 1.572   71,453        0.95       1.40 - 2.25         1.77 - 2.63
                                          2004     53,539   1.132 - 1.538   70,558        0.73       1.40 - 2.25        4.62 - 15.82
                                          2003     46,662   1.043 - 1.333   52,338        0.72       1.40 - 2.15       10.02 - 31.36
                                          2002     34,293   0.811 - 0.869   28,633        0.38       1.40 - 1.70   (20.75) - (20.51)
  Van Kampen LIT Enterprise
    Subaccount (Class I)                  2006      5,107           0.887    4,532        0.46              1.40                5.60
                                          2005      7,011           0.840    5,892        0.74              1.40                6.60
                                          2004      8,518           0.788    6,712        0.40              1.40                2.60
                                          2003      9,561           0.768    7,343        0.52              1.40               24.07
                                          2002     10,975           0.619    6,790        0.50              1.40             (30.29)
  Van Kampen LIT Enterprise
    Subaccount (Class II)                 2006      4,485   0.761 - 1.439    4,383        0.19       1.40 - 2.20         4.38 - 5.34
                                          2005      5,161   0.724 - 1.372    4,737        0.47       1.40 - 2.20         4.18 - 6.25
                                          2004      5,793   0.682 - 1.295    4,958        0.13       1.40 - 2.15         0.09 - 2.38
                                          2003      5,778   0.668 - 1.270    4,753        0.23       1.40 - 2.15       10.17 - 24.66
                                          2002      4,839   0.540 - 0.825    2,844        0.17       1.40 - 1.70   (30.78) - (30.60)
  Van Kampen LIT Government
    Subaccount (Class I)                  2006      3,381           1.358    4,591        5.09              1.40                1.88
                                          2005      4,540           1.333    6,050        4.06              1.40                2.15
                                          2004      5,215           1.305    6,806        5.13              1.40                2.68
                                          2003      6,355           1.271    8,074        4.75              1.40                0.39
                                          2002      8,078           1.266   10,230        2.65              1.40                8.02
  Van Kampen LIT Government
    Subaccount (Class II)                 2006     19,448   1.011 - 1.208   22,259        4.37       1.40 - 2.25         0.86 - 1.68
                                          2005     21,301   1.000 - 1.188   24,016        3.86       1.40 - 2.25         0.10 - 1.80
                                          2004     24,175   0.995 - 1.167   26,882        4.78       1.40 - 2.25         0.19 - 2.46
                                          2003     29,050   0.979 - 1.139   31,686        4.27       1.40 - 2.15       (0.80) - 1.66
                                          2002     27,855   1.072 - 1.138   31,017        2.21       1.40 - 1.70         7.41 - 7.87
  Van Kampen LIT Growth and
    Income Subaccount
    (Class I)                             2006      7,357           1.871   13,767        1.21              1.40               14.57
                                          2005      8,651           1.633   14,123        1.14              1.40                8.50
                                          2004     10,021           1.505   15,085        0.98              1.40               12.73
                                          2003     10,289           1.335   13,732        0.97              1.40               26.30
                                          2002     11,034           1.057   11,663        1.06              1.40             (15.71)

                                                                                                      Expense            Total
                                          Year               Unit Value       Net     Investment(1)   Ratio(2)         Return(3)
                                         Ended     Units      Lowest to     Assets       Income      Lowest to         Lowest to
                                         Dec 31    (000s)    Highest ($)    ($000s)     Ratio (%)    Highest (%)      Highest (%)
                                         ------    ------   -------------   -------   -------------  -----------   -----------------
Van Kampen Life Investment Trust -- (Continued)
  Van Kampen LIT Growth and
    Income Subaccount
    (Class II)                            2006     31,387   1.181 - 1.799   49,612        0.99       1.40 - 2.25       13.40 - 14.39
                                          2005     33,551   1.039 - 1.581   46,498        0.85       1.40 - 2.25       (0.28) - 8.22
                                          2004     34,038   1.113 - 1.469   43,645        0.72       1.40 - 2.25        4.80 - 12.50
                                          2003     30,385   1.010 - 1.312   34,145        0.61       1.40 - 2.15       12.04 - 30.03
                                          2002     20,100   0.804 - 0.937   17,178        0.63       1.40 - 1.70   (16.22) - (15.94)
Van Kampen LIT Money Market
  Subaccount (Class I)                    2006         --           1.132       --        1.29              1.40                0.80
                                          2005      3,115           1.123    3,496        2.58              1.40                1.26
                                          2004      4,574           1.109    5,071        0.79              1.40              (0.54)
                                          2003      5,728           1.115    6,389        0.58              1.40              (0.89)
                                          2002      7,146           1.125    8,037        1.22              1.40              (0.18)
Van Kampen LIT Money Market
  Subaccount (Class II)                   2006         --   0.977 - 1.016       --        1.21       1.40 - 2.15         0.50 - 0.79
                                          2005     13,749   0.972 - 1.008   13,625        2.38       1.40 - 2.15         0.21 - 1.00
                                          2004     15,493   0.968 - 0.998   15,238        0.53       1.40 - 2.15     (1.52) - (0.80)
                                          2003     18,595   0.979 - 1.006   18,487        0.32       1.40 - 2.15     (1.41) - (0.30)
                                          2002     18,808   0.993 - 1.017   18,987        0.94       1.40 - 1.70     (0.70) - (0.49)
Van Kampen LIT Strategic Growth
  Subaccount (Class I)                    2006      3,566           1.383    4,931          --              1.40                1.39
                                          2005      5,869           1.364    8,003        0.26              1.40                6.48
                                          2004      6,655           1.281    8,526          --              1.40                5.52
                                          2003      7,291           1.214    8,850          --              1.40               25.54
                                          2002      8,169           0.967    7,896        0.36              1.40             (33.40)
Van Kampen LIT Strategic Growth
  Subaccount (Class II)                   2006     12,523   0.618 - 1.398   11,411          --       1.40 - 2.25         0.36 - 1.13
                                          2005     13,980   0.612 - 1.389   12,423        0.01       1.40 - 2.25         1.07 - 6.19
                                          2004     14,690   0.578 - 1.315   12,187          --       1.40 - 2.25         2.42 - 5.24
                                          2003     14,679   0.550 - 1.255   10,898          --       1.40 - 2.15        3.93 - 25.40
                                          2002     11,849   0.440 - 0.753    5,882        0.05       1.40 - 1.70   (33.77) - (33.58)
Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount
  (Service Class 2)                       2006     33,657   1.191 - 1.866   50,828        1.00       1.40 - 2.25         9.02 - 9.90
                                          2005     34,047   1.091 - 1.705   46,838        0.12       1.40 - 2.25        2.72 - 15.01
                                          2004     30,508   1.011 - 1.488   36,691        0.19       1.40 - 2.15       12.72 - 13.60
                                          2003     23,114   0.892 - 1.316   23,827        0.24       1.40 - 2.15        9.01 - 27.67
                                          2002     14,478   0.707 - 0.997   10,920        0.60       1.40 - 1.70   (11.08) - (10.80)
VIP Dynamic Capital Appreciation
  Subaccount (Service Class 2)            2006        344   1.009 - 1.650      414        0.24       1.40 - 1.80       11.79 - 12.24
                                          2005        352   0.899 - 1.476      370          --       1.40 - 1.80       18.46 - 19.07
                                          2004        603   0.755 - 1.246      509          --       1.40 - 1.80     (0.48) - (0.13)
                                          2003        894   0.756 - 1.252      730          --       1.40 - 1.80       23.13 - 26.85
                                          2002      1,030           0.614      632        0.64              1.40              (8.77)
VIP Mid Cap Subaccount
  (Service Class 2)                       2006     15,349   1.220 - 2.217   30,956        0.18       1.40 - 2.25        9.88 - 10.87
                                          2005     16,637   1.108 - 2.008   30,307          --       1.40 - 2.25        3.84 - 16.35
                                          2004     14,949   1.475 - 1.732   23,598          --       1.40 - 2.15       22.04 - 22.91
                                          2003     10,708   1.202 - 1.415   13,616        0.21       1.40 - 2.15        9.28 - 46.18
                                          2002      6,637   0.883 - 0.997    6,010        0.44       1.40 - 1.70   (11.57) - (11.21)

5. FINANCIAL HIGHLIGHTS -- (Concluded)

1 These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the Subaccount invests.

2 These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

3 These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005

                                                                                                           AllianceBernstein
                                              AIM V.I. Core Equity        AIM V.I. Premier Equity           Large-Cap Growth
                                              Subaccount (Series I)         Subaccount (Series I)         Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --      3,167,736      3,811,350     10,298,942     12,611,322
Accumulation units purchased and
  transferred from other funding options     2,262,327             --          1,161         42,396        457,969        825,724
Accumulation units redeemed and
  transferred to other funding options .      (196,576)            --     (3,168,897)      (686,010)   (10,756,911)    (3,138,104)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     2,065,751             --             --      3,167,736             --     10,298,942
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                             American Funds
                                          American Funds Global Growth      American Funds Growth            Growth-Income
                                              Subaccount (Class 2)           Subaccount (Class 2)         Subaccount (Class 2)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................       205,594        116,390        590,588        220,980      4,524,122      4,114,073
Accumulation units purchased and
  transferred from other funding options       509,753        113,069        781,115        437,888        443,032        995,339
Accumulation units redeemed and
  transferred to other funding options .      (148,937)       (23,865)      (266,045)       (68,280)      (700,544)      (585,290)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................       566,410        205,594      1,105,658        590,588      4,266,610      4,524,122
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                               Credit Suisse               Delaware VIP REIT
                                              Capital Appreciation         Trust Emerging Markets              Subaccount
                                                  Subaccount                     Subaccount                 (Standard Class)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    26,577,189     30,906,353      4,021,180      4,165,449      3,906,460      4,550,397
Accumulation units purchased and
  transferred from other funding options       251,549        928,292        530,701        813,385        110,360        516,594
Accumulation units redeemed and
  transferred to other funding options .   (26,828,738)    (5,257,456)    (1,632,434)      (957,654)    (4,016,820)    (1,160,531)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --     26,577,189      2,919,447      4,021,180             --      3,906,460
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                               Dreyfus VIF
                                            Dreyfus VIF Appreciation        Developing Leaders            DWSI Growth & Income
                                           Subaccount (Initial Shares)   Subaccount (Initial Shares)      Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     6,850,114      8,280,553     14,893,980     17,195,528        517,387        459,602
Accumulation units purchased and
  transferred from other funding options       135,981        167,363        435,103        504,290         11,366         61,233
Accumulation units redeemed and
  transferred to other funding options .    (1,350,542)    (1,597,802)    (3,199,657)    (2,805,838)       (52,748)        (3,448)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     5,635,553      6,850,114     12,129,426     14,893,980        476,005        517,387
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                              DWSII International               FAMVS Mercury              FAMVS Mercury Value
                                                 Select Equity              Global Allocation V.I.          Opportunities V.I.
                                              Subaccount (Class B)          Subaccount(Class III)         Subaccount (Class III)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     2,669,051      2,292,148          3,762             --         19,038         13,614
Accumulation units purchased and
  transferred from other funding options       406,568        727,907          9,448          3,762         37,702          5,426
Accumulation units redeemed and
  transferred to other funding options .      (179,832)      (351,004)       (13,210)            --        (56,740)            (2)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     2,895,787      2,669,051             --          3,762             --         19,038
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 FTVIPT Mutual                 FTVIPT Templeton              FTVIPT Templeton
                                               Shares Securities        Developing Markets Securities       Foreign Securities
                                              Subaccount (Class 2)           Subaccount (Class 2)          Subaccount (Class 2)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     1,269,048      1,316,785        184,397         38,923        176,208          6,533
Accumulation units purchased and
  transferred from other funding options       204,731        276,427        182,615        153,581        160,006        170,263
Accumulation units redeemed and
  transferred to other funding options .    (1,473,779)      (324,164)       (96,857)        (8,107)       (16,574)          (588)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --      1,269,048        270,155        184,397        319,640        176,208
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 FTVIPT Templeton
                                                Growth Securities              High Yield Bond            Janus Aspen Balanced
                                               Subaccount (Class 2)              Subaccount            Subaccount (Service Shares)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     2,972,350      2,463,104        236,201         47,427     17,993,776     20,595,608
Accumulation units purchased and
  transferred from other funding options       100,400        861,934          5,243        217,682        307,726        673,341
Accumulation units redeemed and
  transferred to other funding options .    (3,072,750)      (352,688)      (241,444)       (28,908)   (18,301,502)    (3,275,173)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --      2,972,350             --        236,201             --     17,993,776
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                            Janus Aspen Global                Janus Aspen
                                               Janus Aspen Forty              Life Sciences                Global Technology
                                           Subaccount (Service Shares)   Subaccount (Service Shares)   Subaccount (Service Shares)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     4,933,461      4,906,529      1,764,368      2,153,623      5,191,957      6,741,036
Accumulation units purchased and
  transferred from other funding options       502,344        694,932        255,434         77,961         86,356        517,941
Accumulation units redeemed and
  transferred to other funding options .      (712,798)      (668,000)      (441,395)      (467,216)      (728,251)    (2,067,020)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     4,723,007      4,933,461      1,578,407      1,764,368      4,550,062      5,191,957
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                  Janus Aspen                Aspen Worldwide
                                                 Mid Cap Value                 Janus Growth                Lazard Retirement
                                           Subaccount (Service Shares)   Subaccount (Service Shares)      Small Cap Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     1,639,867      1,750,910     16,994,661     20,463,465        135,371         33,706
Accumulation units purchased and
  transferred from other funding options       222,439        126,515      1,528,559      1,011,404         97,130        124,431
Accumulation units redeemed and
  transferred to other funding options .      (205,185)      (237,558)    (3,903,900)    (4,480,208)      (232,501)       (22,766)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     1,657,121      1,639,867     14,619,320     16,994,661             --        135,371
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                               LMPVPI Global
                                                 LMPVPI All Cap               High Yield Bond               LMPVPI Investors
                                              Subaccount (Class I)          Subaccount (Class I)          Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    21,361,392     24,241,450      8,741,358      8,889,895     17,386,729     20,330,584
Accumulation units purchased and
  transferred from other funding options       521,697        717,102        384,154      1,056,614        503,789        376,409
Accumulation units redeemed and
  transferred to other funding options .    (3,628,803)    (3,597,160)    (1,961,609)    (1,205,151)    (3,379,901)    (3,320,264)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    18,254,286     21,361,392      7,163,903      8,741,358     14,510,617     17,386,729
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                             LMPVPI Large Cap Growth      LMPVPI Small Cap Growth        LMPVPI Strategic Bond
                                               Subaccount (Class I)         Subaccount (Class I)          Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     2,354,735      2,432,863     11,821,560     13,070,480     21,201,890     21,523,236
Accumulation units purchased and
  transferred from other funding options       164,257        251,617        752,441      1,141,929      1,870,907      2,477,341
Accumulation units redeemed and
  transferred to other funding options .      (275,193)      (329,745)    (2,271,563)    (2,390,849)    (3,050,086)    (2,798,687)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     2,243,799      2,354,735     10,302,438     11,821,560     20,022,711     21,201,890
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                         LMPVPII Diversified
                                            LMPVPII Aggressive Growth       LMPVPII Appreciation           Strategic Income
                                              Subaccount (Class I)               Subaccount                   Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     1,820,600      1,421,877     18,957,560     22,773,171     11,553,739     14,607,172
Accumulation units purchased and
  transferred from other funding options       324,579        598,079        159,602        408,552         59,481        209,088
Accumulation units redeemed and
  transferred to other funding options .      (197,166)      (199,356)    (4,125,669)    (4,224,163)    (2,355,675)    (3,262,521)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     1,948,013      1,820,600     14,991,493     18,957,560      9,257,545     11,553,739
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                              LMPVPII Equity Index                LMPVPII                       LMPVPII
                                                   Subaccount                Fundamental Value             Growth and Income
                                                   (Class II)                    Subaccount               Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    13,561,129     15,979,370     18,292,957     21,346,389        177,771        183,006
Accumulation units purchased and
  transferred from other funding options       478,639        650,618        318,641        374,098         55,032          8,880
Accumulation units redeemed and
  transferred to other funding options .    (2,570,951)    (3,068,859)    (3,335,317)    (3,427,530)       (78,279)       (14,115)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    11,468,817     13,561,129     15,276,281     18,292,957        154,524        177,771
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                     LMPVPIII                      LMPVPIII                      MPVPIII
                                              Adjustable Rate Income          Aggressive Growth             Large Cap LGrowth
                                                    Subaccount                    Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................       183,047        210,646     14,519,986     16,632,019      4,813,961      5,441,251
Accumulation units purchased and
  transferred from other funding options       124,168         18,274        706,538        979,394        447,813        534,711
Accumulation units redeemed and
  transferred to other funding options .       (20,066)       (45,873)    (2,863,961)    (3,091,427)    (1,151,059)    (1,162,001)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................       287,149        183,047     12,362,563     14,519,986      4,110,715      4,813,961
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                     LMPVPIII                 Lord Abbett Growth               Lord Abbett
                                              Social Awareness Stock              and Income                  Mid-Cap Value
                                                    Subaccount               Subaccount (Class VC)         Subaccount (Class VC)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................        81,296             --        447,491        421,049        647,361        392,327
Accumulation units purchased and
  transferred from other funding options        17,764         81,296         98,818        107,977         93,789        322,946
Accumulation units redeemed and
  transferred to other funding options .            --             --        (58,080)       (81,535)      (206,500)       (67,912)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................        99,060         81,296        488,229        447,491        534,650        647,361
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                              MIST Batterymarch               MIST BlackRock
                                                  Managed Assets                Mid-Cap Stock                   High Yield
                                                    Subaccount               Subaccount (Class A)          Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................        97,368         13,525             --             --             --             --
Accumulation units purchased and
  transferred from other funding options        77,722         85,869      5,839,958             --     10,786,602             --
Accumulation units redeemed and
  transferred to other funding options .      (175,090)        (2,026)    (1,040,392)            --     (1,734,322)            --
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --         97,368      4,799,566             --      9,052,280             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                  MIST BlackRock                 MIST Dreman               MIST Harris Oakmark
                                                  Large-Cap Core               Small-Cap Value                International
                                               Subaccount (Class A)          Subaccount (Class A)          Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     1,300,873             --        780,131             --     18,012,846             --
Accumulation units redeemed and
  transferred to other funding options .      (128,989)            --        (15,824)            --     (2,481,301)            --
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     1,171,884             --        764,307             --     15,531,545             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                MIST Janus Capital             MIST Legg Mason               MIST Lord Abbett
                                                   Appreciation            Partners Managed Assets            Bond Debenture
                                               Subaccount (Class A)          Subaccount (Class A)          Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options    25,243,590             --        198,879             --      8,827,443             --
Accumulation units redeemed and
  transferred to other funding options .    (3,649,469)            --         (6,126)            --     (1,303,773)            --
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    21,594,121             --        192,753             --      7,523,670             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 MIST Lord Abbett              MIST Lord Abbett            MIST Met/AIM Capital
                                                Growth and Income               Mid-Cap Value                  Appreciation
                                               Subaccount (Class B)           Subaccount (Class B)         Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options    13,665,377             --         73,421             --      3,553,669             --
Accumulation units redeemed and
  transferred to other funding options .    (1,682,551)            --             (3)            --       (457,855)            --
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    11,982,826             --         73,418             --      3,095,814             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                MIST Neuberger
                                                 MIST MFS(R) Value            Berman Real Estate            MIST Pioneer Fund
                                               Subaccount (Class A)          Subaccount (Class A)          Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options       963,096             --     28,959,873             --         41,141             --
Accumulation units redeemed and
  transferred to other funding options .       (67,828)            --     (1,677,898)            --        (10,682)            --
Annuity units ..........................            --             --            (24)            --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................       895,268             --     27,281,951             --         30,459             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                   MIST Pioneer               MIST Third Avenue               MSF BlackRock
                                                 Strategic Income              Small Cap Value              Aggressive Growth
                                               Subaccount (Class A)          Subaccount (Class B)          Subaccount (Class D)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     2,706,526             --        509,876             --     25,380,067             --
Accumulation units redeemed and
  transferred to other funding options .      (470,142)            --        (19,620)            --     (3,179,708)            --
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     2,236,384             --        490,256             --     22,200,359             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                  MSF BlackRock                 MSF BlackRock
                                                   Bond Income                   Money Market                MSF FI Large Cap
                                               Subaccount (Class A)          Subaccount (Class A)          Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options    20,098,330             --     43,557,162             --     45,927,173             --
Accumulation units redeemed and
  transferred to other funding options .    (3,468,300)            --    (12,575,673)            --     (6,251,835)            --
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    16,630,030             --     30,981,489             --     39,675,338             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                             MSF Oppenheimer
                                               MSF FI Value Leaders         MSF MFS(R) Total Return           Global Equity
                                               Subaccount (Class D)          Subaccount (Class F)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options    32,225,143             --     68,014,400             --     20,091,248             --
Accumulation units redeemed and
  transferred to other funding options .    (5,103,388)            --     (6,971,676)            --       (905,228)            --
Annuity units ..........................            --             --         19,061             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    27,121,755             --     61,061,785             --     19,186,020             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                MSF T. Rowe Price            MSF Western Asset            MSF Western Asset
                                                 Large Cap Growth        Management High Yield Bond    Management U.S. Government
                                               Subaccount (Class B)         Subaccount (Class A)         Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     6,746,133             --        262,224             --        218,624             --
Accumulation units redeemed and
  transferred to other funding options .      (778,235)            --       (153,918)            --       (120,654)            --
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     5,967,898             --        108,306             --         97,970             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                                Morgan Stanley
                                                   Money Market                Dividend Growth            Morgan Stanley Equity
                                                    Subaccount               Subaccount (Class Y)         Subaccount (Class Y)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    15,131,900     17,966,798        886,371        732,473        303,931        156,243
Accumulation units purchased and
  transferred from other funding options     2,697,187      4,794,896         47,003        186,380         16,664        149,774
Accumulation units redeemed and
  transferred to other funding options .   (17,829,087)    (7,629,794)       (63,879)       (32,482)       (55,596)        (2,086)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --     15,131,900        869,495        886,371        264,999        303,931
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                  Morgan Stanley                Oppenheimer              PIMCO VIT Real Return
                                                   S&P 500 Index               Main Street/VA                  Subaccount
                                               Subaccount (Class Y)     Subaccount ( Service Shares)     (Administrative Class)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     5,134,091      4,899,252         91,569         23,091        882,492        750,088
Accumulation units purchased and
  transferred from other funding options        74,699        428,128         35,121         69,960        265,348        407,091
Accumulation units redeemed and
  transferred to other funding options .    (1,044,600)      (193,289)      (126,690)        (1,482)      (566,921)      (274,687)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     4,164,190      5,134,091             --         91,569        580,919        882,492
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                       PIMCO
                                                 VIT Total Return                Putnam VT                     Putnam VT
                                                    Subaccount                Discovery Growth            International Equity
                                              (Administrative Class)       Subaccount (Class IB)          Subaccount (Class IB)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    17,347,946     18,441,340        314,413        382,610      2,157,293      1,919,799
Accumulation units purchased and
  transferred from other funding options     1,325,966      2,377,809          5,146            735      1,348,095        921,938
Accumulation units redeemed and
  transferred to other funding options .    (4,476,683)    (3,471,203)      (127,365)       (68,932)      (762,555)      (684,444)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    14,197,229     17,347,946        192,194        314,413      2,742,833      2,157,293
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                    Putnam VT                   Travelers AIM             Travelers Convertible
                                                 Small Cap Value             Capital Appreciation               Securities
                                               Subaccount (Class IB)              Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     2,117,788      2,423,977      3,652,182      3,833,788      9,043,295     10,858,381
Accumulation units purchased and
  transferred from other funding options       211,091        349,467         36,432        363,135         25,197        144,780
Accumulation units redeemed and
  transferred to other funding options .      (488,793)      (655,656)    (3,688,614)      (544,741)    (9,068,492)    (1,959,866)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     1,840,086      2,117,788             --      3,652,182             --      9,043,295
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                              Travelers Disciplined                                         Travelers Federated
                                                  Mid Cap Stock            Travelers Equity Income              High Yield
                                                    Subaccount                    Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     6,239,901      7,611,119     33,993,172     39,437,379     11,722,344     14,711,719
Accumulation units purchased and
  transferred from other funding options        40,180        315,337        356,110      1,279,762        231,869        443,813
Accumulation units redeemed and
  transferred to other funding options .    (6,280,081)    (1,686,555)   (34,349,282)    (6,723,969)   (11,954,213)    (3,433,188)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --      6,239,901             --     33,993,172             --     11,722,344
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                            Travelers Mercury
                                            Travelers Federated Stock         Travelers Large Cap             Large Cap Core
                                                    Subaccount                    Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     6,470,105      8,079,240     25,879,561     29,145,151      1,313,140      1,219,847
Accumulation units purchased and
  transferred from other funding options        24,344        111,452        205,979      1,194,205         27,834        227,951
Accumulation units redeemed and
  transferred to other funding options .    (6,494,449)    (1,720,587)   (26,085,540)    (4,459,795)    (1,340,974)      (134,658)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --      6,470,105             --     25,879,561             --      1,313,140
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 Travelers MFS(R)              Travelers MFS(R)
                                                  Mid Cap Growth                 Total Return              Travelers MFS(R) Value
                                                    Subaccount                    Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    27,705,299     12,699,866     48,396,213     53,054,136        471,552         94,315
Accumulation units purchased and
  transferred from other funding options        30,174     20,304,224        356,911      3,468,471         29,377        398,370
Accumulation units redeemed and
  transferred to other funding options .   (27,735,473)    (5,298,791)   (48,731,450)    (8,124,254)      (500,929)       (21,133)
Annuity units ..........................            --             --        (21,674)        (2,140)            --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --     27,705,299             --     48,396,213             --        471,552
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                Travelers Mondrian                                          Travelers Pioneer
                                               International Stock          Travelers Pioneer Fund           Strategic Income
                                                    Subaccount                    Subaccount                    Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    18,054,355     20,716,123         24,053         21,888      2,863,322      3,363,166
Accumulation units purchased and
  transferred from other funding options       218,321        942,832             --          8,025         93,022        455,896
Accumulation units redeemed and
  transferred to other funding options .   (18,272,676)    (3,604,600)       (24,053)        (5,860)    (2,956,344)      (955,740)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --     18,054,355             --         24,053             --      2,863,322
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                                                          Travelers Style Focus
                                              Travelers Quality Bond      Travelers Strategic Equity     Series: Small Cap Value
                                                    Subaccount                    Subaccount                   Subaccount
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    20,767,919     24,216,872     24,824,643     29,503,320         57,703             --
Accumulation units purchased and
  transferred from other funding options       325,466        582,742         41,481        192,485        662,822         57,715
Accumulation units redeemed and
  transferred to other funding options .   (21,093,385)    (4,031,695)   (24,866,124)    (4,871,162)      (720,525)           (12)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --     20,767,919             --     24,824,643             --         57,703
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 Travelers U.S.                                           UIF Emerging Markets
                                             Government Securities       UIF Core Plus Fixed Income              Equity
                                                   Subaccount               Subaccount (Class II)         Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................       212,874             --      5,102,540      4,574,953      5,820,215      5,607,592
Accumulation units purchased and
  transferred from other funding options         2,467        216,289      1,120,751        995,852        839,268        881,991
Accumulation units redeemed and
  transferred to other funding options .      (215,341)        (3,415)      (347,740)      (468,265)    (1,326,103)      (669,368)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --        212,874      5,875,551      5,102,540      5,333,380      5,820,215
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              UIF Equity and Income            UIF Equity Growth           UIF Global Franchise
                                               Subaccount (Class II)         Subaccount (Class I)          Subaccount (Class II)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     9,559,186      8,221,430      9,946,513     10,585,221      9,386,716      6,924,374
Accumulation units purchased and
  transferred from other funding options       745,499      1,776,204      1,108,830      1,036,545      1,619,991      2,825,882
Accumulation units redeemed and
  transferred to other funding options .   (10,304,685)      (438,448)    (2,168,591)    (1,675,253)   (11,006,707)      (363,540)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --      9,559,186      8,886,752      9,946,513             --      9,386,716
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                             UIF Global Value Equity         UIF Mid Cap Growth         UIF Small Company Growth
                                               Subaccount (Class I)         Subaccount (Class I)          Subaccount (Class II)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    15,216,557     15,136,950     11,137,927     12,337,450      2,442,100      2,108,388
Accumulation units purchased and
  transferred from other funding options     2,157,603      2,617,984        639,317        465,305        293,828        554,949
Accumulation units redeemed and
  transferred to other funding options .    (2,552,363)    (2,533,580)    (2,322,913)    (1,664,828)      (556,962)      (221,237)
Annuity units ..........................           (26)        (4,797)            --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    14,821,771     15,216,557      9,454,331     11,137,927      2,178,966      2,442,100
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the years ended December 31, 2006 and 2005 -- (Continued)

                                                  UIF Technology            UIF U.S. Mid Cap Value         UIF U.S. Real Estate
                                               Subaccount (Class I)          Subaccount (Class I)          Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    11,381,436     12,061,818     16,903,087     19,053,716      9,030,208      9,314,478
Accumulation units purchased and
  transferred from other funding options        39,171      1,975,903        541,529        768,757        487,395        822,391
Accumulation units redeemed and
  transferred to other funding options .   (11,420,607)    (2,656,285)    (3,006,339)    (2,919,386)    (9,516,631)    (1,106,227)
Annuity units ..........................            --             --             --             --           (972)          (434)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --     11,381,436     14,438,277     16,903,087             --      9,030,208
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                    UIF Value              Van Kampen LIT Comstock       Van Kampen LIT Comstock
                                               Subaccount (Class I)          Subaccount (Class I)          Subaccount (Class II)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    16,724,567     18,039,531      3,475,693      3,652,141     52,837,731     53,539,492
Accumulation units purchased and
  transferred from other funding options       392,824      1,060,428        221,468        379,779      2,505,107      6,459,138
Accumulation units redeemed and
  transferred to other funding options .    (3,981,951)    (2,375,392)    (1,029,752)      (556,227)    (7,512,474)    (7,158,614)
Annuity units ..........................            --             --             --             --         (5,171)        (2,285)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    13,135,440     16,724,567      2,667,409      3,475,693     47,825,193     52,837,731
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                              Van Kampen LIT
                                           Van Kampen LIT Enterprise      Van Kampen LIT Enterprise             Government
                                              Subaccount (Class I)           Subaccount (Class II)         Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     7,011,089      8,517,872      5,160,930      5,793,186      4,539,630      5,214,733
Accumulation units purchased and
  transferred from other funding options        12,020         26,642        108,412        311,429        178,731        154,470
Accumulation units redeemed and
  transferred to other funding options .    (1,916,348)    (1,533,425)      (778,586)      (941,263)    (1,337,828)      (829,573)
Annuity units ..........................            --             --         (5,482)        (2,422)            --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................     5,106,761      7,011,089      4,485,274      5,160,930      3,380,533      4,539,630
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                Van Kampen LIT                Van Kampen LIT
                                            Van Kampen LIT Government         Growth and Income             Growth and Income
                                               Subaccount (Class II)         Subaccount (Class I)          Subaccount (Class II)
                                           --------------------------    --------------------------    --------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    21,301,412     24,174,518      8,650,572     10,021,350     33,550,571     34,038,443
Accumulation units purchased and
  transferred from other funding options     1,043,134        739,724        178,417        203,522      2,232,379      2,979,002
Accumulation units redeemed and
  transferred to other funding options .    (2,896,471)    (3,612,830)    (1,472,331)    (1,574,300)    (4,396,447)    (3,466,874)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    19,448,075     21,301,412      7,356,658      8,650,572     31,386,503     33,550,571
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation and Annuity Units for the Years Ended December 31, 2006 and 2005 -- (Concluded)

                                                 Van Kampen LIT               Van Kampen LIT                Van Kampen LIT
                                                   Money Market                Money Market                Strategic Growth
                                               Subaccount (Class I)         Subaccount (Class II)         Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                               2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................     3,114,503      4,574,264     13,749,073     15,493,138      5,869,498      6,655,088
Accumulation units purchased and
  transferred from other funding options       246,810        761,791      2,339,720      4,024,166         20,825        106,186
Accumulation units redeemed and
  transferred to other funding options.     (3,361,313)    (2,221,552)   (16,088,793)    (5,768,231)    (2,324,590)      (891,776)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................            --      3,114,503             --     13,749,073      3,565,733      5,869,498
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                 Van Kampen LIT              VIP Contrafund(R)                 VIP Dynamic
                                                Strategic Growth                Subaccount                 Capital Appreciation
                                               Subaccount (Class II)         (Service Class 2)         Subaccount (Service Class 2)
                                           --------------------------    --------------------------   ----------------------------
                                               2006           2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  beginning of year ....................    13,979,613     14,690,016     34,047,414     30,507,961        351,798        602,741
Accumulation units purchased and
  transferred from other funding options       667,651      1,342,248      5,408,580      7,057,965         60,140         10,755
Accumulation units redeemed and
  transferred to other funding options.     (2,123,820)    (2,052,651)    (5,798,994)    (3,518,512)       (67,906)      (261,698)
Annuity units ..........................            --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation and annuity units
  end of year ..........................    12,523,444     13,979,613     33,657,000     34,047,414        344,032        351,798
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                            VIP Mid Cap
                                                    Subaccount (Service Class 2)
                                                   ----------------------------
                                                       2006             2005
                                                   -----------      -----------
Accumulation and annuity units
  beginning of year ..........................      16,636,862       14,948,965
Accumulation units purchased and
  transferred from other funding options .....       1,891,138        4,121,879
Accumulation units redeemed and
  transferred to other funding options. ......      (3,179,454)      (2,433,982)
Annuity units ................................              --               --
                                                   -----------      -----------
Accumulation and annuity units
  end of year ................................      15,348,546       16,636,862
                                                   ===========      ===========

                  NOTES TO FINANCIAL STATEMENTS -- (CONCLUDED)


7. SUBSEQUENT EVENT

On December 7, 2007, the Company plans to merged with and into MetLife Insurance Company of Connecticut ("MICC"). Upon consummation of the merger, the Company's separate corporate existence ceased by operation of law, and MICC will assume legal ownership of all the assets of the Company, including the Separate Account and its assets. As a result of the merger, MICC has become responsible for all of the Company's liabilities and obligations, including those created under Contracts initially issued by the Company and outstanding on the date of the merger. Such Contracts will thereby become variable annuity contracts funded by the Separate Account of MICC, and each owner thereof has become a contractholder of MICC.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As described in Notes 1 and 3 to the consolidated financials statements, on October 11, 2006, MetLife Connecticut entered into a Transfer Agreement with MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA.


/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
March 30, 2007

(October 30, 2007 as to Note 20)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                   2006       2005
                                                                 --------   --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $48,406 and $53,231,
     respectively).............................................  $ 47,846   $ 52,589
  Trading securities, at fair value (cost: $0 and $457,
     respectively).............................................        --        452
  Equity securities available-for-sale, at estimated fair value
     (cost: $777 and $424, respectively).......................       795        421
  Mortgage and consumer loans..................................     3,595      2,543
  Policy loans.................................................       918        916
  Real estate and real estate joint ventures held-for-
     investment................................................       173         91
  Real estate held-for-sale....................................         7          5
  Other limited partnership interests..........................     1,082      1,252
  Short-term investments.......................................       777      1,769
  Other invested assets........................................     1,241      1,057
                                                                 --------   --------
     Total investments.........................................    56,434     61,095
Cash and cash equivalents......................................       649        571
Accrued investment income......................................       597        602
Premiums and other receivables.................................     8,410      7,008
Deferred policy acquisition costs and value of business
  acquired.....................................................     5,111      4,914
Current income tax recoverable.................................        94         48
Deferred income tax assets.....................................     1,007      1,120
Goodwill.......................................................       953        924
Other assets...................................................       765        442
Separate account assets........................................    50,067     44,524
                                                                 --------   --------
     Total assets..............................................  $124,087   $121,248
                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Future policy benefits.......................................  $ 19,654   $ 18,344
  Policyholder account balances................................    35,099     37,840
  Other policyholder funds.....................................     1,513      1,293
  Long-term debt -- affiliated.................................       435        435
  Payables for collateral under securities loaned and other
     transactions..............................................     9,155      9,737
  Other liabilities............................................       749      1,642
  Separate account liabilities.................................    50,067     44,524
                                                                 --------   --------
     Total liabilities.........................................   116,672    113,815
                                                                 --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
Stockholders' Equity:
  Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and outstanding at
     December 31, 2006 and 2005................................        86         86
  Additional paid-in capital...................................     7,123      7,180
  Retained earnings............................................       520        581
  Accumulated other comprehensive income (loss)................      (314)      (414)
                                                                 --------   --------
     Total stockholders' equity................................     7,415      7,433
                                                                 --------   --------
     Total liabilities and stockholders' equity................  $124,087   $121,248
                                                                 ========   ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                              2006     2005    2004
                                                             ------   ------   ----
REVENUES
Premiums...................................................  $  308   $  281   $  9
Universal life and investment-type product policy fees.....   1,268      862    159
Net investment income......................................   2,839    1,438    207
Other revenues.............................................     212      132     26
Net investment gains (losses)..............................    (521)    (198)    (9)
                                                             ------   ------   ----
  Total revenues...........................................   4,106    2,515    392
                                                             ------   ------   ----
EXPENSES
Policyholder benefits and claims...........................     792      570     18
Interest credited to policyholder account balances.........   1,316      720    153
Other expenses.............................................   1,173      678    179
                                                             ------   ------   ----
  Total expenses...........................................   3,281    1,968    350
                                                             ------   ------   ----
Income before provision for income tax.....................     825      547     42
Provision for income tax...................................     228      156     17
                                                             ------   ------   ----
Income before cumulative effect of a change in accounting,
  net of income tax........................................     597      391     25
Cumulative effect of a change in accounting, net of income
  tax......................................................      --       --      2
                                                             ------   ------   ----
Net income.................................................  $  597   $  391   $ 27
                                                             ======   ======   ====




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                               ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME (LOSS)
                                                                          ---------------------------
                                                                                NET         FOREIGN
                                                    ADDITIONAL              UNREALIZED      CURRENCY
                                            COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION
                                             STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)   ADJUSTMENT   TOTAL
                                            ------  ----------  --------  --------------  -----------  ------
BALANCE AT JANUARY 1, 2004 (NOTE 3).......    $11     $  171      $ 163        $  32          $--      $  377
Capital contribution from MetLife
  Investors Group, Inc. ..................               300                                              300
Comprehensive income (loss):
  Net income..............................                           27                                    27
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (2)                      (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                 (2)
                                                                                                       ------
  Comprehensive income (loss).............                                                                 25
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2004..............     11        471        190           30           --         702
MetLife Insurance Company of Connecticut's
  common stock purchased by MetLife, Inc.
  (Notes 2 and 3).........................     75      6,709                                            6,784
Comprehensive income (loss):
  Net income..............................                          391                                   391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (1)                      (1)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                      (445)                    (445)
     Foreign currency translation
       adjustments........................                                                      2           2
                                                                                                       ------
     Other comprehensive income (loss)....                                                               (444)
                                                                                                       ------
  Comprehensive income (loss).............                                                                (53)
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2005..............     86      7,180        581         (416)           2       7,433
Revisions of purchase price pushed down to
  MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2)......................................                40                                               40
Dividend paid to MetLife, Inc. ...........              (259)      (658)                                 (917)
Capital contribution of intangible assets
  from MetLife,  Inc., net of income tax
  (Notes 8 and 14)........................               162                                              162
Comprehensive income (loss):
  Net income..............................                          597                                   597
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (5)                      (5)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                       107                      107
     Foreign currency translation
       adjustments, net of  income tax....                                                     (2)         (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                100
                                                                                                       ------
  Comprehensive income (loss).............                                                                697
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2006..............    $86     $7,123      $ 520        $(314)         $--      $7,415
                                              ===     ======      =====        =====          ===      ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                   2006       2005       2004
                                                                 --------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income....................................................   $    597   $    391   $    27
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses...................          6          4        --
     Amortization of premiums and accretion of discounts
       associated with investments, net.......................         74        112        21
     (Gains) losses from sales of investments and businesses,
       net....................................................        521        198         9
     Equity earnings of real estate joint ventures and other
       limited partnership interests..........................        (83)       (19)       --
     Interest credited to policyholder account balances.......      1,316        720       153
     Universal life and investment-type product policy fees...     (1,268)      (862)     (159)
     Change in accrued investment income......................          2        (68)       --
     Change in premiums and other receivables.................       (509)      (415)   (1,108)
     Change in deferred policy acquisition costs, net.........       (234)      (211)     (165)
     Change in insurance-related liabilities..................        234        812        17
     Change in trading securities.............................        (43)       103        --
     Change in income tax payable.............................        156        298        --
     Change in income tax recoverable.........................         --         --       (29)
     Change in other assets...................................        586        574       140
     Change in other liabilities..............................       (351)      (876)     (106)
     Other, net...............................................         --          2        --
                                                                 --------   --------   -------
Net cash provided by (used in) operating activities...........      1,004        763    (1,200)
                                                                 --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities................................     27,706     24,008     1,521
     Equity securities........................................        218        221         2
     Mortgage and consumer loans..............................      1,034        748        72
     Real estate and real estate joint ventures...............        126         65        --
     Other limited partnership interests......................        762        173        --
  Purchases of:
     Fixed maturity securities................................    (23,840)   (32,850)   (1,482)
     Equity securities........................................       (109)        --        --
     Mortgage and consumer loans..............................     (2,092)      (500)      (42)
     Real estate and real estate joint ventures...............        (56)       (13)       --
     Other limited partnership interests......................       (343)      (330)       --
  Net change in policy loans..................................         (2)         3        --
  Net change in short-term investments........................        991        599         7
  Net change in other invested assets.........................       (316)       233         1
  Other, net..................................................          1          3        --
                                                                 --------   --------   -------
Net cash provided by (used in) investing activities...........      4,080     (7,640)       79
                                                                 --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.................................................      8,185     11,230     4,541
     Withdrawals..............................................    (11,637)   (12,369)   (3,898)
  Net change in payables for collateral under securities
     loaned and other transactions............................       (582)     7,675       122
  Long-term debt issued.......................................         --        400        --
  Dividends on common stock...................................       (917)        --        --
  Capital contribution from MetLife Investors Group, Inc. ....         --         --       300
  Contribution of MetLife Insurance Company of Connecticut
     from MetLife, Inc., net of cash received  of $0, $443 and
     $0, respectively.........................................         --        443        --
  Other, net..................................................        (55)       (75)       --
                                                                 --------   --------   -------
Net cash (used in) provided by financing activities...........     (5,006)     7,304     1,065
                                                                 --------   --------   -------
Change in cash and cash equivalents...........................         78        427       (56)
Cash and cash equivalents, beginning of year..................        571        144       200
                                                                 --------   --------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR........................   $    649   $    571   $   144
                                                                 ========   ========   =======

Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest.................................................   $     31   $     18   $     2
                                                                 ========   ========   =======
     Income tax...............................................   $     81   $     87   $    (2)
                                                                 ========   ========   =======
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of Connecticut
       acquired by MetLife, Inc. and contributed to MLI-USA
       net of cash received of $443 million...................   $     --   $  6,341   $    --
                                                                 ========   ========   =======
     Contribution of other intangible assets, net of deferred
       income tax.............................................   $    162   $     --   $    --
                                                                 ========   ========   =======
     Contribution of goodwill from MetLife, Inc. .............   $     29   $     --   $    --
                                                                 ========   ========   =======




--------
See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MLI-USA.
See Note 19 for non-cash reinsurance transactions.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC", formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Connecticut. See Note 3.

     On February 14, 2006, a Certificate of Amendment was filed with the State of Connecticut Office of the Secretary of the State changing the name of The Travelers Insurance Company to MetLife Insurance Company of Connecticut, effective May 1, 2006.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $43 million and $180 million at December 31, 2006 and 2005, respectively. At December 31, 2005, the Company was the majority owner of Tribeca Citigroup Investments Ltd. ("Tribeca") and consolidated the fund within its consolidated financial statements. During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated. See Note 4 for further information.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2006 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

(i) the fair value of investments in the absence of quoted market values;
(ii)     investment impairments;
(iii)    the recognition of income on certain investments;
(iv) the application of the consolidation rules to certain investments;
(v)      the fair value of and accounting for derivatives;
(vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");
(vii)    the measurement of goodwill and related impairment, if any;
(viii)   the liability for future policyholder benefits;
(ix) accounting for income taxes and the valuation of deferred income tax assets;
(x)      accounting for reinsurance transactions; and
(xi)     the liability for litigation and regulatory matters.


     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income. Related dividends and investment income are also included in net investment income. Beginning in the second quarter of 2006, the Company no longer holds a trading securities portfolio. (See also Note
     4)

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and limited partnerships for impairments. For its cost method investments, it follows an impairment analysis which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described above by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The use of different methodologies and assumptions as to the timing and amount of impairments, recognition of income and the determination of the fair value of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is a risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended, changes in the fair value of the derivative are reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments and measurement of hedge effectiveness are also subject to interpretation and estimation, and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $52 million and $2 million at December 31, 2006 and 2005, respectively. Accumulated amortization was $3 million at December 31, 2006 and the computer software was fully amortized at December 31, 2005. Related amortization expense was $3 million and $1 million for the years ended December 31, 2006 and 2005, respectively. There was no amortization expense for the year ended December 31, 2004.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC related to internally replaced contracts are generally expensed at the date of replacement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple and a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 4% to 7%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 3% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities is 4%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rate used in establishing such liabilities is 4%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     - Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances ("PAB") for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     - The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     PABs relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 0.5% to 12%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of amounts assessed against PABs for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related PABs.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     The Company and its includable life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended ("Code"). Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Prior to the transfer of MLI-USA to MetLife Connecticut, MLI-USA joined MetLife's includable affiliates in filing a federal income tax return. MLI-USA joined MetLife Connecticut's includable affiliates as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     For U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred income tax asset established for the taxable difference from the book basis.

     The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

    (i) future taxable income exclusive of reversing temporary differences and carryforwards;
    (ii)    future reversals of existing taxable temporary differences;
    (iii)   taxable income in prior carryback years; and
    (iv)    tax planning strategies.


     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities or when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax legislation could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract as a deposit, net of related expenses. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenue or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenue or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from Metropolitan Life.

  Foreign Currency

     Balance sheet accounts are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

      (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;
      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
      (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
      (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.


     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other Pronouncements

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts ("SOP 03-1"), as interpreted by a Technical Practice Aid ("TPA"), issued by the American Institute of Certified Public Accountants ("AICPA") and FSP No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1"). SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased the liability for future policyholder benefits for changes in the methodology relating to various guaranteed death and annuitization benefits and for determining liabilities for certain universal life insurance contracts by $2 million, which was reported as a cumulative effect of a change in accounting. This amount is net of corresponding changes in DAC, including unearned revenue liability, under certain variable annuity and life contracts and income tax. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of the adoption.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits all entities the option to measure most financial instruments and certain

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS 159 and the related impact on the Company's consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of:
(i) block discounts of financial instruments; and (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133 which is to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements. Implementation of SFAS 157 will require additional disclosures in the Company's consolidated financial statements.

     In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company's evaluation work completed to date, the Company expects to recognize a reduction to the January 1, 2007 balance of retained earnings of less than $1 million.

     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 will be applied prospectively and is effective for fiscal years beginning after September 15, 2006. The Company does not expect SFAS 156 to have a material impact on the Company's consolidated financial statements.

     In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. It is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

     In addition, in February 2007, related TPAs were issued by the AICPA to provide further clarification of SOP 05-1. The TPAs are effective concurrently with the adoption of the SOP. Based on the Company's interpretation of SOP 05-1 and related TPAs, the adoption of SOP 05-1 will result in a reduction to DAC and VOBA relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. The Company estimates that the adoption of SOP 05-1 as of January 1, 2007 will result in a cumulative effect adjustment of between $75 million and $95 million, net of income tax, which will be recorded as a reduction

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to retained earnings. In addition, the Company estimates that accelerated DAC and VOBA amortization will reduce 2007 net income by approximately $5 million to $15 million, net of income tax.

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Connecticut became a subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition. The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Connecticut be identified and measured at their fair value as of the acquisition date.

     Final Purchase Price Allocation and Goodwill

     The purchase price paid by MetLife has been allocated to the assets acquired and liabilities assumed using management's best estimate of their fair values as of the Acquisition Date. The computation of the purchase price and the allocation of the purchase price to the net assets acquired based upon their respective fair values as of July 1, 2005, and the resulting goodwill, as revised, are presented below.

     Based upon MetLife's method of allocating the purchase price to the entities acquired, the purchase price attributed to MetLife Connecticut increased by $40 million. The increase in purchase price was a result of additional consideration paid in 2006 by MetLife to Citigroup of $115 million and an increase in transaction costs of $3 million, offset by a $4 million reduction in restructuring costs for a total purchase price increase of $114 million.

     The allocation of purchase price was updated as a result of the additional purchase price attributed to MetLife Connecticut of $40 million, an increase of $15 million in the value of the future policy benefit liabilities and other policyholder funds resulting from the finalization of the evaluation of the Travelers underwriting criteria, an increase in securities of $24 million resulting from the finalization of the determination of the fair value of such securities, an increase in other liabilities of $2 million due to the receipt of additional information, all resulting in a net impact of the aforementioned adjustments increasing deferred income tax assets by $4 million. Goodwill increased by $29 million as a consequence of such revisions to the purchase price and the purchase price allocation.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                      AS OF JULY 1, 2005
                                                                      ------------------
                                                                         (IN MILLIONS)
TOTAL PURCHASE PRICE PAID BY METLIFE.......................                 $12,084
  Purchase price attributed to other affiliates............                   5,260
                                                                            -------
  Purchase price attributed to MetLife Connecticut.........                   6,824
NET ASSETS OF METLIFE CONNECTICUT ACQUIRED PRIOR TO
  PURCHASE ACCOUNTING ADJUSTMENTS..........................  $8,207
ADJUSTMENTS TO REFLECT ASSETS ACQUIRED AT FAIR VALUE:
  Fixed maturity securities available-for-sale.............      (2)
  Mortgage loans on real estate............................      72
  Real estate and real estate joint ventures held-for-
     investment............................................      39
  Other limited partnership interests......................      48
  Other invested assets....................................     (36)
  Premiums and other receivables...........................   1,001
  Elimination of historical deferred policy acquisition
     costs.................................................  (3,052)
  Value of business acquired...............................   3,490
  Value of distribution agreements and customer
     relationships acquired................................      73
  Net deferred income tax asset............................   1,751
  Elimination of historical goodwill.......................    (196)
  Other assets.............................................     (11)
ADJUSTMENTS TO REFLECT LIABILITIES ASSUMED AT FAIR VALUE:
  Future policy benefits...................................  (3,766)
  Policyholder account balances............................  (1,870)
  Other liabilities........................................     191
                                                             ------
NET FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED..                   5,939
                                                                            -------
GOODWILL RESULTING FROM THE ACQUISITION ATTRIBUTED TO
  METLIFE CONNECTICUT......................................                 $   885
                                                                            =======



     Goodwill resulting from the Acquisition has been allocated to the Company's segments, as well as Corporate & Other, as follows:

                                                                        AS OF JULY 1, 2005
                                                                        ------------------
                                                                           (IN MILLIONS)
Institutional....................................................              $312
Individual.......................................................               163
Corporate & Other................................................               410
                                                                               ----
  TOTAL..........................................................              $885
                                                                               ====



     The entire amount of goodwill is expected to be deductible for income tax purposes.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONDENSED STATEMENT OF NET ASSETS ACQUIRED

     The condensed statement of net assets acquired reflects the fair value of MetLife Connecticut's net assets as follows:

                                                                   AS OF JULY 1, 2005
                                                                   ------------------
                                                                      (IN MILLIONS)
ASSETS
  Fixed maturity securities available-for-sale...................        $41,210
  Trading securities.............................................            555
  Equity securities available-for-sale...........................            641
  Mortgage loans on real estate..................................          2,363
  Policy loans...................................................            884
  Real estate and real estate joint ventures held-for-
     investment..................................................            126
  Other limited partnership interests............................          1,120
  Short-term investments.........................................          2,225
  Other invested assets..........................................          1,205
                                                                         -------
     Total investments...........................................         50,329
  Cash and cash equivalents......................................            443
  Accrued investment income......................................            494
  Premiums and other receivables.................................          4,688
  Value of business acquired.....................................          3,490
  Goodwill.......................................................            885
  Other intangible assets........................................             73
  Deferred income tax asset......................................          1,178
  Other assets...................................................            730
  Separate account assets........................................         30,427
                                                                         -------
     Total assets acquired.......................................         92,737
                                                                         -------

LIABILITIES:
  Future policy benefits.........................................         17,565
  Policyholder account balances..................................         34,251
  Other policyholder funds.......................................            115
  Current income tax.............................................             36
  Other liabilities..............................................          3,519
  Separate account liabilities...................................         30,427
                                                                         -------
     Total liabilities assumed...................................         85,913
                                                                         -------
     Net assets acquired.........................................        $ 6,824
                                                                         =======



  Other Intangible Assets

     VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in-force at the Acquisition Date. VOBA is based on actuarially determined projections, by each block of

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA is adjusted to reflect actual experience.

     The value of the other identifiable intangibles reflects the estimated fair value of MetLife Connecticut's distribution agreements and customer relationships acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreements. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience. See Notes 8 and 14 for additional information on the value of distribution agreements ("VODA") acquired from Citigroup.

     The use of discount rates was necessary to establish the fair value of VOBA, as well as the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital, as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

     The fair values of business acquired, distribution agreements and customer relationships acquired are as follows:

                                                                             WEIGHTED AVERAGE
                                                      AS OF JULY 1, 2005   AMORTIZATION PERIOD
                                                      ------------------   -------------------
                                                         (IN MILLIONS)          (IN YEARS)
Value of business acquired..........................        $3,490                  16
Value of distribution agreements and customer
  relationships acquired............................            73                  16
                                                            ------
  Total value of intangible assets acquired,
     excluding goodwill.............................        $3,563                  16
                                                            ======



3.  CONTRIBUTION OF METLIFE CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, all financial data included in these financial statements periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests. Information

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


regarding the consolidated statements of income of the Company for the years ended December 31, 2006 and 2005 is as follows:

                                                                                              UNAUDITED
                                                                                         ------------------
                                                                                         THREE MONTHS ENDED      YEAR ENDED
                                                    UNAUDITED                             DECEMBER 31, 2006  DECEMBER 31, 2006
                         --------------------------------------------------------------  ------------------  -----------------
                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                         --------------------------------------------------------------
                                                   ASSETS AND LIABILITIES
                                                         OUTSTANDING
                                                       FROM METLIFE'S
                                                         ACQUISITION       CONSOLIDATED
                         MICC HISTORICAL  MLI-USA          OF MLIG            COMPANY             CONSOLIDATED COMPANY
                         ---------------  -------  ----------------------  ------------  -------------------------------------
                                                            (IN MILLIONS)
Total revenues.........       $2,509        $623             $--              $3,132            $974               $4,106
Total expenses.........       $1,905        $486             $--              $2,391            $890               $3,281
                              ------        ----             ---              ------            ----               ------
Income before provision
  for income tax.......          604         137              --                 741            $ 84                  825
Provision for income
  tax..................          177          35              --                 212            $ 16                  228
                              ------        ----             ---              ------            ----               ------
Net income.............       $  427        $102             $--              $  529            $ 68               $  597
                              ======        ====             ===              ======            ====               ======





                                                                   YEAR ENDED DECEMBER 31, 2005
                                                         -----------------------------------------------
                                                                   ASSETS AND LIABILITIES
                                      SIX MONTHS ENDED                   OUTSTANDING
                                     DECEMBER 31, 2005                 FROM METLIFE'S
                                     -----------------                   ACQUISITION        CONSOLIDATED
                                      MICC HISTORICAL    MLI-USA           OF MLIG             COMPANY
                                     -----------------   -------   ----------------------   ------------
                                                                (IN MILLIONS)
Total revenues.....................        $1,749          $766              $--               $2,515
Total expenses.....................        $1,410          $561              $(3)              $1,968
                                           ------          ----              ---               ------
Income before provision for income
  tax..............................           339           205                3                  547
Provision for income tax...........            98            57                1                  156
                                           ------          ----              ---               ------
Net income.........................        $  241          $148              $ 2               $  391
                                           ======          ====              ===               ======




     The par value of the common stock presented in the statement of stockholders' equity for periods prior to the Acquisition Date has been adjusted to reflect the par value of the MetLife Connecticut shares issued to MLIG in exchange for MLI-USA's common stock. Information regarding the adjustments to stockholders' equity is as follows:

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                                                    COMPREHENSIVE
                                                                                       INCOME
                                                                                  ----------------
                                                          ADDITIONAL               NET UNREALIZED
                                             COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                              STOCK         CAPITAL    EARNINGS       (LOSSES)       TOTAL
                                             ------       ----------   --------   ----------------   -----
Balance of MLI-USA's equity at January 1,
  2004                                         $ 2           $ 98        $163            $39          $302
Issuance of MetLife Connecticut's common
  stock to MLIG                                 11  (1)       (11)         --             --            --
Elimination of MLI-USA's common stock           (2) (2)         2          --             --            --
Assets and liabilities outstanding from
  MetLife's acquisition of MLIG                 --             82          --             (7)           75
                                               ---           ----        ----            ---          ----
Balance of MICC's equity at January 1, 2004    $11           $171        $163            $32          $377
                                               ===           ====        ====            ===          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) Represents the issuance of 4,595,317 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife Connecticut to MLIG in exchange for all the outstanding common stock of MLI-USA, for a total adjustment of $11 million.

   (2) Represents the elimination of MLI-USA's common stock of $2 million.

The par value of the MetLife Connecticut common stock purchased by MetLife has been adjusted to reflect the return of the MetLife Connecticut common stock by MetLife in connection with the transfer of MetLife Connecticut to MLI-USA as follows:

                                                                                    ACCUMULATED
                                                                                       OTHER
                                                                                   COMPREHENSIVE
                                                                                      INCOME
                                                                                 ----------------
                                                         ADDITIONAL               NET UNREALIZED
                                            COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                             STOCK         CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                            ------       ----------   --------   ----------------   ------
MetLife Connecticut's common stock
  purchased by MetLife in the Acquisition
  on July 1, 2005                            $100          $6,684        $--            $--         $6,784
Return of MetLife Connecticut's common
  stock from MetLife                          (25) (1)         25         --             --             --
                                             ----          ------        ---            ---         ------
MetLife Connecticut's common stock
  purchased by MetLife on July 1, 2005, as
  adjusted                                   $ 75          $6,709        $--            $--         $6,784
                                             ====          ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Connecticut in anticipation of the acquisition of MLI-USA by MetLife Connecticut, for a total adjustment of $25 million.

     The following unaudited pro forma condensed consolidated financial information presents the results of operations for the Company assuming the MetLife Connecticut acquisition had been effected as of January 1, 2005. This unaudited pro forma information does not necessarily represent what the Company's actual results of operations would have been if the acquisition had occurred as of the date indicated or what such results would be for any future periods.

                                                                                  UNAUDITED
                                                                    ------------------------------------
                                                    YEAR ENDED      SIX MONTHS ENDED       YEAR ENDED
                                                DECEMBER 31, 2005     JUNE 30, 2005    DECEMBER 31, 2005
                                                -----------------   ----------------   -----------------
                                                   CONSOLIDATED         PRO FORMA          PRO FORMA
                                                                          MICC
                                                     COMPANY           HISTORICAL             MICC
                                                -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)

Total revenues                                        $2,515             $2,324              $4,839
Total expenses                                        $1,968             $1,523              $3,491
                                                      ------             ------              ------
Income before provision for income tax                   547                801               1,348
Provision for income tax                                 156                226                 382
                                                      ------             ------              ------
Net income                                            $  391             $  575              $  966
                                                      ======             ======              ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                              DECEMBER 31, 2006
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $17,331    $101     $424     $17,008     35.5%
Residential mortgage-backed securities.......    11,951      40       78      11,913     24.9
Foreign corporate securities.................     5,563      64      128       5,499     11.5
U.S. Treasury/agency securities..............     5,455       7      126       5,336     11.2
Commercial mortgage-backed securities........     3,353      19       47       3,325      6.9
Asset-backed securities......................     3,158      14       10       3,162      6.6
State and political subdivision securities...     1,062       6       38       1,030      2.2
Foreign government securities................       533      45        5         573      1.2
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $48,406    $296     $856     $47,846    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   671    $ 22     $  9     $   684     86.0%
Common stock.................................       106       6        1         111     14.0
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   777    $ 28     $ 10     $   795    100.0%
                                                =======    ====     ====     =======    =====





                                                              DECEMBER 31, 2005
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $18,416    $ 96     $415     $18,097     34.3%
Residential mortgage-backed securities.......    12,398      17      131      12,284     23.4
Foreign corporate securities.................     5,733      50      143       5,640     10.7
U.S. Treasury/agency securities..............     6,448      24       61       6,411     12.2
Commercial mortgage-backed securities........     5,157      12       82       5,087      9.7
Asset-backed securities......................     3,899      10       16       3,893      7.4
State and political subdivision securities...       633      --       25         608      1.2
Foreign government securities................       547      25        3         569      1.1
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $53,231    $234     $876     $52,589    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   327    $  1     $  5     $   323     76.7%
Common stock.................................        97       4        3          98     23.3
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   424    $  5     $  8     $   421    100.0%
                                                =======    ====     ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $472 million and $275 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2006 and 2005, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.2 billion and $3.3 billion at December 31, 2006 and 2005, respectively. These securities had a net unrealized gain (loss) of $51 million and ($33) million at December 31, 2006 and 2005, respectively. Non-income producing fixed maturity securities were $6 million and $3 million at December 31, 2006 and 2005, respectively. Unrealized gains (losses) associated with non-income producing fixed maturity securities were $1 million and ($5) million at December 31, 2006 and 2005, respectively.

     The cost or amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                                  DECEMBER 31,
                                                -----------------------------------------------
                                                         2006                     2005
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                                   COST     FAIR VALUE      COST     FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)
Due in one year or less.......................   $ 1,620      $ 1,616     $ 1,411      $ 1,405
Due after one year through five years.........     9,843        9,733      10,594       10,490
Due after five years through ten years........     7,331        7,226       9,556        9,382
Due after ten years...........................    11,150       10,871      10,216       10,048
                                                 -------      -------     -------      -------
  Subtotal....................................    29,944       29,446      31,777       31,325
Mortgage-backed and asset-backed securities...    18,462       18,400      21,454       21,264
                                                 -------      -------     -------      -------
  Total fixed maturity securities.............   $48,406      $47,846     $53,231      $52,589
                                                 =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      2006            2005           2004
                                                  ------------   --------------   ---------
                                                                (IN MILLIONS)
Proceeds........................................  $     23,901   $       22,241   $     473
Gross investment gains..........................       $    73          $    48        $  6
Gross investment losses.........................       $  (519)         $  (347)       $(10)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair values and gross unrealized loss of the Company's fixed maturity securities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                 DECEMBER 31, 2006
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $ 4,895      $104       $ 7,543      $320       $12,438      $424
Residential mortgage-backed
  securities........................      4,113        20         3,381        58         7,494        78
Foreign corporate securities........      1,381        29         2,547        99         3,928       128
U.S. Treasury/agency securities.....      2,995        48         1,005        78         4,000       126
Commercial mortgage-backed
  securities........................        852         6         1,394        41         2,246        47
Asset-backed securities.............        965         3           327         7         1,292        10
State and political subdivision
  securities........................         29         2           414        36           443        38
Foreign government securities.......         51         1            92         4           143         5
                                        -------      ----       -------      ----       -------      ----
Total fixed maturity securities.....    $15,281      $213       $16,703      $643       $31,984      $856
                                        =======      ====       =======      ====       =======      ====
Equity securities...................    $   149      $  3       $   188      $  7       $   337      $ 10
                                        =======      ====       =======      ====       =======      ====
Total number of securities in an
  unrealized loss position..........      1,955                   2,318                   4,273
                                        =======                 =======                 =======





                                                                 DECEMBER 31, 2005
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $14,412      $413        $ 40         $ 2       $14,452      $415
Residential mortgage-backed
  securities........................      9,142       129          61           2         9,203       131
Foreign corporate securities........      4,409       142          23           1         4,432       143
U.S. Treasury/agency securities.....      4,171        61          --          --         4,171        61
Commercial mortgage-backed
  securities........................      4,040        82           5          --         4,045        82
Asset-backed securities.............      1,890        16          11          --         1,901        16
State and political subdivision
  securities........................        550        25          --          --           550        25
Foreign government securities.......        155         3           2          --           157         3
                                        -------      ----        ----         ---       -------      ----
Total fixed maturity securities.....    $38,769      $871        $142         $ 5       $38,911      $876
                                        =======      ====        ====         ===       =======      ====
Equity securities...................    $   214      $  8        $ --         $--       $   214      $  8
                                        =======      ====        ====         ===       =======      ====
Total number of securities in an
  unrealized loss position..........      5,061                    47                     5,108
                                        =======                  ====                   =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity securities and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                      DECEMBER 31, 2006
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORTIZED COST       LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $12,922    $ 9    $150     $ 4    1,537      15
Six months or greater but less than
  nine months......................       568     --       6      --       78       1
Nine months or greater but less
  than twelve months...............     2,134     14      52       4      323       1
Twelve months or greater...........    17,540     --     650      --    2,318      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $33,164    $23    $858     $ 8    4,256      17
                                      =======    ===    ====     ===    =====      ==





                                                      DECEMBER 31, 2005
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORITIZED COST      LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $39,461    $81    $844     $30    4,960      50
Six months or greater but less than
  nine months......................       204     --       2      --       16      --
Nine months or greater but less
  than twelve months...............       116     --       3      --       35      --
Twelve months or greater...........       147     --       5      --       47      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $39,928    $81    $854     $30    5,058      50
                                      =======    ===    ====     ===    =====      ==



     At December 31, 2006, $858 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 3% of the cost or amortized cost of such securities. At December 31, 2005, $854 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2005, $30 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 37% of the cost or amortized cost of such securities. Of such unrealized losses of $30 million, all related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and equity securities each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2006 and 2005, the Company had $866 million and $884 million, respectively, of gross unrealized loss related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
SECTOR:
  U.S. corporate securities........................................    49%    47%
  Residential mortgage-backed securities...........................     9     15
  Foreign corporate securities.....................................    15     16
  U.S. Treasury/agency securities..................................    15      7
  Commercial mortgage-backed securities............................     5      9
  Other............................................................     7      6
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  Industrial.......................................................    26%    25%
  Finance..........................................................    18     17
  Government.......................................................    15      7
  Mortgage-backed..................................................    14     24
  Utility..........................................................    10      6
  Other............................................................    17     21
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $8.8 billion and $9.4 billion and an estimated fair value of $8.6 billion and $9.3 billion were on loan under the program at December 31, 2006 and 2005, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $8.9 billion and $9.6 billion at December 31, 2006 and 2005, respectively. Security collateral of $83 million and $174 million on deposit from customers in connection with the securities lending transactions at December 31, 2006 and 2005, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

  ASSETS ON DEPOSIT

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $20 million and $25 million at December 31, 2006 and 2005, respectively, consisting primarily of fixed maturity and equity securities.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Commercial mortgage loans...........................  $2,095      58%    $1,173      46%
Agricultural mortgage loans.........................   1,460      41      1,300      51
Consumer loans......................................      46       1         79       3
                                                      ------     ---     ------     ---
  Subtotal..........................................   3,601     100%     2,552     100%
                                                                 ===                ===
Less: Valuation allowances..........................       6                  9
                                                      ------             ------
Mortgage and consumer loans.........................  $3,595             $2,543
                                                      ======             ======



     Mortgage loans are collateralized by properties located in the United States. At December 31, 2006, 27%, 8% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $ 9       $ 1       $ 1
Additions...................................................     3         8        --
Deductions..................................................    (6)       --        --
                                                               ---       ---       ---
Balance at December 31,.....................................   $ 6       $ 9       $ 1
                                                               ===       ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consists of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Impaired loans with valuation allowances..................        $--              $ 2
Impaired loans without valuation allowances...............          8               14
                                                                  ---              ---
  Subtotal................................................          8               16
Less: Valuation allowances on impaired loans..............         --                1
                                                                  ---              ---
  Impaired loans..........................................        $ 8              $15
                                                                  ===              ===



     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing had an amortized cost of $6 million and $13 million at December 31, 2006 and 2005, respectively. There were no mortgage and consumer loans on which interest is no longer accrued at both December 31, 2006 and 2005. There were no mortgage and consumer loans in foreclosure at both December 31, 2006 and 2005.

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Real estate...............................................       $ 37              $36
Accumulated depreciation..................................         (1)              --
                                                                 ----              ---
Net real estate...........................................         36               36
Real estate joint ventures................................        144               60
                                                                 ----              ---
Real estate and real estate joint ventures................       $180              $96
                                                                 ====              ===



     The components of real estate and real estate joint ventures are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Real estate and real estate joint ventures held-for-investment.....  $173    $91
Real estate held-for-sale..........................................     7      5
                                                                     ----    ---
Real estate and real estate joint ventures.........................  $180    $96
                                                                     ====    ===



     Related depreciation expense was insignificant for all periods presented.

     There were no non-income producing real estate and real estate joint ventures at December 31, 2006. The carrying value of non-income producing real estate and real estate joint ventures was $3 million at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Office..............................................   $ 46       26%      $53       55%
Apartments..........................................     --       --         1        1
Retail..............................................     12        7        --       --
Real estate investment funds........................     93       52        --       --
Land................................................      1       --         3        3
Agriculture.........................................     28       15        31       32
Industrial..........................................     --       --         8        9
                                                       ----      ---       ---      ---
  Total.............................................   $180      100%      $96      100%
                                                       ====      ===       ===      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2006, 72%, 7% and 6% of the Company's real estate holdings were located in New York, Florida and Texas, respectively.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                              2006     2005    2004
                                                             ------   ------   ----
                                                                  (IN MILLIONS)
Fixed maturity securities..................................  $2,719   $1,377   $176
Equity securities..........................................      17        6     --
Mortgage and consumer loans................................     182      113     34
Policy loans...............................................      52       26      2
Real estate and real estate joint ventures.................      29        2     --
Other limited partnership interests........................     238       33     --
Cash, cash equivalents and short-term investments..........     137       71      6
Other......................................................       8       --     --
                                                             ------   ------   ----
  Total investment income..................................   3,382    1,628    218
Less: Investment expenses..................................     543      190     11
                                                             ------   ------   ----
  Net investment income....................................  $2,839   $1,438   $207
                                                             ======   ======   ====



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment income of $29 million, $10 million and $4 million, respectively, related to short-term investments, is included in the table above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(497)  $(300)   $(5)
Equity securities...........................................     10       1     --
Mortgage and consumer loans.................................      7      (9)    --
Real estate and real estate joint ventures..................     64       7     --
Other limited partnership interests.........................     (1)     (1)    --
Sales of businesses.........................................     --       2     --
Derivatives.................................................    177      (2)    (4)
Other.......................................................   (281)    104     --
                                                              -----   -----    ---
  Net investment gains (losses).............................  $(521)  $(198)   $(9)
                                                              =====   =====    ===



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment gains (losses) of ($87) million, ($25) million and ($4) million, respectively, are included in the table above.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $41 million, $0 and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(566)  $(639)  $ 97
Equity securities...........................................     17      (4)    --
Derivatives.................................................     (9)     (2)    (4)
Other.......................................................      7     (19)    --
                                                              -----   -----   ----
  Subtotal..................................................   (551)   (664)    93
                                                              -----   -----   ----
Amounts allocated from:
  Future policy benefit loss recognition....................     --     (78)    --
  DAC and VOBA..............................................     66     102    (47)
                                                              -----   -----   ----
  Subtotal..................................................     66      24    (47)
Deferred income tax.........................................    171     224    (16)
                                                              -----   -----   ----
  Subtotal..................................................    237     248    (63)
                                                              -----   -----   ----
     Net unrealized investment gains (losses)...............  $(314)  $(416)  $ 30
                                                              =====   =====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Balance, January 1,.........................................  $(416)  $  30   $ 32
Unrealized investment gains (losses) during the year........    113    (756)   (14)
Unrealized investment gains (losses) relating to:
  Future policy benefit gain (loss) recognition.............     78     (78)    --
  DAC and VOBA..............................................    (36)    148     10
  Deferred income tax.......................................    (53)    240      2
                                                              -----   -----   ----
Balance, December 31,.......................................  $(314)  $(416)  $ 30
                                                              =====   =====   ====
Net change in unrealized investment gains (losses)..........  $ 102   $(446)  $ (2)
                                                              =====   =====   ====



  TRADING SECURITIES

     MetLife Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments, Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of Tribeca and consolidated the fund within its consolidated financial statements. At December 31, 2005, the Company held $452 million of trading securities and $190 million of the short sale agreements associated with the trading securities portfolio, which are included within other liabilities. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned and net realized and unrealized gains (losses), was $12 million and $6 million for the years ended December 31, 2006 and 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, is accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                                   DECEMBER 31, 2006
                                                               ------------------------
                                                                              MAXIMUM
                                                                  TOTAL     EXPOSURE TO
                                                               ASSETS (1)     LOSS (2)
                                                               ----------   -----------
                                                                     (IN MILLIONS)
Asset-backed securitizations.................................    $   866        $ 39
Real estate joint ventures(3)................................        944          63
Other limited partnership interests(4).......................      2,629         193
Other investments(5).........................................     14,839         485
                                                                 -------        ----
  Total......................................................    $19,278        $780
                                                                 =======        ====



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value at December 31, 2006. The assets of the real estate joint ventures, other limited partnership interests and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss of the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships.

   (5) Other investments include securities that are not asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amounts and current market or fair value of derivative financial instruments held at:

                             DECEMBER 31, 2006                    DECEMBER 31, 2005
                     ---------------------------------    ---------------------------------
                                     CURRENT MARKET                       CURRENT MARKET
                                     OR FAIR VALUE                        OR FAIR VALUE
                     NOTIONAL    ---------------------    NOTIONAL    ---------------------
                      AMOUNT     ASSETS    LIABILITIES     AMOUNT     ASSETS    LIABILITIES
                     --------    ------    -----------    --------    ------    -----------
                                                  (IN MILLIONS)
Interest rate
  swaps...........    $ 8,841    $  431        $ 70        $ 6,623    $  356        $ 52
Interest rate
  floors..........      9,021        71          --          2,000        26          --
Interest rate
  caps............      6,715         6          --          3,020        18          --
Financial
  futures.........        602         6           1            228         2           2
Foreign currency
  swaps...........      2,723       580          66          3,110       429          76
Foreign currency
  forwards........        124         1          --            488        18           2
Options...........         --        80           7             --       165           3
Financial
  forwards........        900        --          15             --        --           2
Credit default
  swaps...........      1,231         1           5            987         2           2
                      -------    ------        ----        -------    ------        ----
  Total...........    $30,157    $1,176        $164        $16,456    $1,016        $139
                      =======    ======        ====        =======    ======        ====



     The above table does not include notional values for equity futures, equity financial forwards and equity options. At December 31, 2006 and 2005, the Company owned 290 and 587 equity futures contracts, respectively. Market values of equity futures are included in financial futures in the preceding table. At December 31, 2006 and 2005, the Company owned 85,500 and 75,500 equity financial forwards, respectively. Market values of equity financial forwards are included in financial forwards in the preceding table. At December 31, 2006 and 2005, the Company owned 1,022,900 and 1,420,650 equity options, respectively. Market values of equity options are included in options in the preceding table.

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2006:

                                                          REMAINING LIFE
                    -----------------------------------------------------------------------------------------
                                          AFTER ONE YEAR       AFTER FIVE YEARS
                    ONE YEAR OR LESS    THROUGH FIVE YEARS    THROUGH TEN YEARS    AFTER TEN YEARS     TOTAL
                    ----------------    ------------------    -----------------    ---------------    -------
                                                          (IN MILLIONS)
Interest rate
  swaps...........       $  980               $ 5,570              $ 1,699              $  592        $ 8,841
Interest rate
  floors..........           --                   551                8,470                  --          9,021
Interest rate
  caps............           --                 6,715                   --                  --          6,715
Financial
  futures.........          602                    --                   --                  --            602
Foreign currency
  swaps...........           67                 1,588                  996                  72          2,723
Foreign currency
  forwards........          124                    --                   --                  --            124
Financial
  forwards........           --                    --                   --                 900            900
Credit default
  swaps...........           30                 1,186                   15                  --          1,231
                         ------               -------              -------              ------        -------
  Total...........       $1,803               $15,610              $11,180              $1,564        $30,157
                         ======               =======              =======              ======        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and usually a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amounts and fair value of derivatives by type of hedge designation at:

                                            DECEMBER 31, 2006                 DECEMBER 31, 2005
                                     -------------------------------   -------------------------------
                                                     FAIR VALUE                        FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Fair value.........................   $    69   $   --       $  1       $    71   $   --       $ --
Cash flow..........................       455       42         --           442        2          4
Non-qualifying.....................    29,633    1,134        163        15,943    1,014        135
                                      -------   ------       ----       -------   ------       ----
  Total............................   $30,157   $1,176       $164       $16,456   $1,016       $139
                                      =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              -----------------------
                                                              2006     2005      2004
                                                              ----     ----      ----
                                                                   (IN MILLIONS)
Qualifying hedges:
  Interest credited to policyholder account balances........   $(9)     $(1)      $--
Non-qualifying hedges:
  Net investment gains (losses).............................    73       (8)       --
                                                               ---      ---       ---
  Total.....................................................   $64      $(9)      $--
                                                               ===      ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Changes in the fair value of derivatives....................   $(1)      $--       $(1)
Changes in the fair value of the items hedged...............     2        --         1
                                                               ---       ---       ---
Net ineffectiveness of fair value hedging activities........   $ 1       $--       $--
                                                               ===       ===       ===



     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; and
(iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the year ended December 31, 2006, the Company recognized no net investment gains (losses) as the ineffective portion of all cash flow hedges. For the years ended December 31, 2005 and 2004, the Company recognized insignificant net investment gains (losses), which represent the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. For the years ended December 31, 2006, 2005 and 2004, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2006, 2005 and 2004.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $(2)      $(4)      $(2)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............    (7)        2        (2)
                                                               ---       ---       ---
Balance at December 31,.....................................   $(9)      $(2)      $(4)
                                                               ===       ===       ===



     At December 31, 2006, $19 million of the deferred net gain on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2007.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; and (vi) basis swaps to better match the cash flows of assets and related liabilities.

     For the years ended December 31, 2006, 2005 and 2004, the Company recognized as net investment gains (losses), excluding embedded derivatives, changes in fair value of $16 million, ($37) million and ($6) million, respectively, related to derivatives that do not qualify for hedge accounting.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts and guaranteed minimum accumulation contracts. The fair value of the Company's embedded derivative assets was $40 million and $0 at December 31, 2006 and 2005, respectively. The fair value of the Company's embedded derivative liabilities was $3 million and $40 million at December 31, 2006 and 2005, respectively. The amounts recorded and included in net investment gains (losses) for the years ended December 31, 2006 and 2005 were gains of $80 million and $41 million, respectively. There were no amounts recorded and included in net investment gains (losses) for the year ended December 31, 2004.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2006 and 2005, the Company was obligated to return cash collateral under its control of $273 million and $145 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2006 and 2005, the Company had also accepted collateral consisting of various securities with a fair market value of $410 million and $427 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2006 and 2005, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of December 31, 2006 and 2005, the Company pledged collateral of $25 million and $22 million, respectively, which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                              DAC     VOBA     TOTAL
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Balance at January 1, 2004................................  $  502   $   --   $  502
  Capitalizations.........................................     281       --      281
                                                            ------   ------   ------
     Subtotal.............................................     783       --      783
  Less: Amortization related to:
     Net investment gains (losses)........................      (2)      --       (2)
     Unrealized investment gains (losses).................     (10)      --      (10)
     Other expenses.......................................     117       --      117
                                                            ------   ------   ------
       Total amortization.................................     105       --      105
                                                            ------   ------   ------
Balance at December 31, 2004..............................     678       --      678
Contribution of MetLife Connecticut from MetLife (Note
  2)......................................................      --    3,490    3,490
  Capitalizations.........................................     886       --      886
                                                            ------   ------   ------
     Subtotal.............................................   1,564    3,490    5,054
  Less: Amortization related to:
     Net investment gains (losses)........................      --      (26)     (26)
     Unrealized investment gains (losses).................     (41)    (107)    (148)
     Other expenses.......................................     109      205      314
                                                            ------   ------   ------
       Total amortization.................................      68       72      140
                                                            ------   ------   ------
Balance at December 31, 2005..............................   1,496    3,418    4,914
  Capitalizations.........................................     721       --      721
                                                            ------   ------   ------
     Subtotal.............................................   2,217    3,418    5,635
  Less: Amortization related to:
     Net investment gains (losses)........................     (16)     (68)     (84)
     Unrealized investment gains (losses).................     (10)      46       36
     Other expenses.......................................     252      320      572
                                                            ------   ------   ------
       Total amortization.................................     226      298      524
                                                            ------   ------   ------
Balance at December 31, 2006..............................  $1,991   $3,120   $5,111
                                                            ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $358 million in 2007, $333 million in 2008, $312 million in 2009, $283 million in 2010 and $253 million in 2011.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Balance at January 1,.............................................  $924   $ 68
Contribution of MetLife Connecticut from MetLife (Note 2).........    29    856
                                                                    ----   ----
Balance at December 31,...........................................  $953   $924
                                                                    ====   ====



8.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding VODA and the value of customer relationships acquired ("VOCRA"), which are reported in other assets, is as follows:

                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2006     2005     2004
                                                                ----     ----     ----
                                                                     (IN MILLIONS)
Balance at January 1,........................................   $ 72      $--      $--
Contribution of MetLife Connecticut from MetLife (Note 2)....     --       73       --
Contribution of VODA from MetLife............................    167       --       --
Amortization.................................................     (2)      (1)      --
                                                                ----      ---      ---
Balance at December 31,......................................   $237      $72      $--
                                                                ====      ===      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $5 million in 2007, $7 million in 2008, $9 million in 2009, $11 million in 2010 and $11 million in 2011.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $166 million at December 31, 2006.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreement acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2006     2005     2004
                                                             ----     ----     ----
                                                                  (IN MILLIONS)
Balance at January 1,......................................  $218     $143     $ 94
Capitalization.............................................   129       83       65
Amortization...............................................   (17)      (8)     (16)
                                                             ----     ----     ----
Balance at December 31,....................................  $330     $218     $143
                                                             ====     ====     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities at December 31, 2006, include pass-through separate accounts totaling $50.1 billion for which the policyholder assumes all investment risk. Separate account assets and liabilities at December 31, 2005, included two categories of account types: pass-through separate accounts totaling $43.6 billion and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $943 million. The average interest rates credited on these contracts were 4.5% at December 31, 2005.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $800 million, $467 million and $155 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     For the years ended December 31, 2006, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2006, there were no new issuances in such obligations and there were repayments of $1.1 billion. During the years ended December 31, 2005 and 2004, there were no new issuances or repayments of such obligations. Accordingly, at December 31, 2006 and 2005, GICs outstanding, which are included in PABs, were $4.6 billion and $5.3 billion, respectively. During the years ended December 31, 2006, 2005 and 2004, interest credited on the contracts, which are included in interest credited to PABs, was $163 million, $80 million and $0, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policyholder benefits, is as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                 -------------------------
                                                     2006          2005
                                                 -----------   -----------
                                                       (IN MILLIONS)
Balance at January 1,..........................  $       512   $        --
  Less: Reinsurance recoverables...............         (373)           --
                                                 -----------   -----------
Net balance January 1,.........................          139            --
                                                 -----------   -----------
Contribution of MetLife Connecticut by MetLife
  (Note 2).....................................           --           137
Incurred related to:
  Current year.................................           29            19
  Prior years..................................            4            (3)
                                                 -----------   -----------
                                                          33            16
                                                 -----------   -----------
Paid related to:
  Current year.................................           (2)           (1)
  Prior years..................................          (22)          (13)
                                                 -----------   -----------
                                                         (24)          (14)
                                                 -----------   -----------
Net balance at December 31,....................          148           139
  Add: Reinsurance recoverables................          403           373
                                                 -----------   -----------
Balance at December 31,........................  $       551   $       512
                                                 ===========   ===========



     There were no liabilities for unpaid claims and claims expenses for the year ended December 31, 2004.

     Claims and claim adjustment expenses associated with prior periods increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. There were no claims and claim adjustment expenses associated with prior periods for the year ended December 31, 2004. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for long-term care and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                AT DECEMBER 31,
                                  ---------------------------------------------------------------------------
                                                 2006                                     2005
                                  ----------------------------------       ----------------------------------
                                      IN THE                 AT                IN THE                 AT
                                  EVENT OF DEATH       ANNUITIZATION       EVENT OF DEATH       ANNUITIZATION
                                  --------------       -------------       --------------       -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS(1)
RETURN OF NET DEPOSITS
  Separate account value........     $   8,213                 N/A            $   5,537                 N/A
  Net amount at risk(2).........     $      --(3)              N/A            $      --(3)              N/A
  Average attained age of
     contractholders............      61 years                 N/A             61 years                 N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
  Separate account value........     $  44,036           $  13,179            $  40,744           $  10,081
  Net amount at risk(2).........     $   1,422(3)        $      30(4)         $     934(3)        $      38(4)
  Average attained age of
     contractholders............      58 years            60 years             60 years            60 years



                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                 2006             2005
                                                              ----------       ----------
                                                               SECONDARY        SECONDARY
                                                              GUARANTEES       GUARANTEES
                                                              ----------       ----------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
Account value (general and separate account)...........        $   3,262        $   2,849
Net amount at risk(2)..................................        $  48,630(3)     $  44,943(3)
Average attained age of policyholders..................         57 years         56 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                      ANNUITY      UNIVERSAL AND VARIABLE
                                                     CONTRACTS         LIFE CONTRACTS
                                                  --------------   ----------------------
                                                    GUARANTEED            SECONDARY
                                                  DEATH BENEFITS         GUARANTEES         TOTAL
                                                  --------------   ----------------------   -----
                                                                   (IN MILLIONS)
Balance at January 1, 2004......................        $--                  $--             $--
Incurred guaranteed benefits....................         --                   --              --
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2004....................         --                   --              --
Incurred guaranteed benefits....................          3                    9              12
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2005....................          3                    9              12
Incurred guaranteed benefits....................         --                   22              22
Paid guaranteed benefits........................         (3)                  --              (3)
                                                        ---                  ---             ---
Balance at December 31, 2006....................        $--                  $31             $31
                                                        ===                  ===             ===




     MLI-USA had guaranteed death and annuitization benefit liabilities on its annuity contracts of $38 million and $28 million at December 31, 2006 and 2005, respectively. MLI-USA reinsures 100% of this liability with an affiliate and has a corresponding recoverable from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2006      2005
                                                                -------   -------
                                                                  (IN MILLIONS)
Mutual Fund Groupings
  Equity......................................................  $37,992   $30,480
  Bond........................................................    2,831     2,952
  Balanced....................................................    2,790     3,273
  Money Market................................................      949       791
  Specialty...................................................      460       684
                                                                -------   -------
     Total....................................................  $45,022   $38,180
                                                                =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to reinsuring mortality risk, as described above, the Company reinsures other mortality and non-mortality risks, and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Connecticut reinsured 90% of its individual long-term care insurance business with Genworth Life Insurance Company ("GLIC," formerly known as General Electric Capital Assurance Company), and its subsidiary, in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreement, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, no later than July 1, 2008. Effective June 30, 2005, MetLife Connecticut entered into an agreement with CIHC to effectively transfer the remaining results from the long-term care block of business from MetLife Connecticut to CIHC. Under the terms of this agreement, any gains remaining are payable to CIHC and any losses remaining are reimbursable from CIHC. MetLife Connecticut does, however, retain limited investment exposure related to the reinsured contracts. Citigroup unconditionally guarantees the performance of its subsidiary, CIHC.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers. The Company reinsures its risk associated with the secondary death benefit guarantee rider on certain universal life contracts to an affiliate. See Note 19.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         --------------------
                                                          2006    2005   2004
                                                         -----   -----   ----
                                                             (IN MILLIONS)
Direct premiums........................................  $ 599   $ 413    $13
Reinsurance assumed....................................     21      38     --
Reinsurance ceded......................................   (312)   (170)    (4)
                                                         -----   -----    ---
Net premiums...........................................  $ 308   $ 281    $ 9
                                                         =====   =====    ===
Reinsurance recoverables netted against policyholder
  benefits and claims..................................  $ 635   $ 560    $(1)
                                                         =====   =====    ===



     Reinsurance recoverables, included in premiums and other receivables, were $4.6 billion and $4.3 billion at December 31, 2006 and 2005, respectively, including $3.0 billion and $2.8 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of long-term care business and $1.3 billion and $1.4 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of workers compensation business. Reinsurance and ceded commissions payables, included in other liabilities were $99 million and $64 million at December 31, 2006 and 2005, respectively.

     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
  Total long-term debt -- affiliated..............................  $435   $435
                                                                    ====   ====



     Payments of interest and principal on these surplus notes, which are subordinate to all other debt, may be made only with the prior approval of the Delaware Insurance Commissioner.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2006 and 2005.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2006 and 2005. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the Delaware Insurance Commissioner.

     The aggregate maturities of long-term debt as of December 31, 2006 are $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $31 million, $25 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Current:
  Federal..............................................  $ 18   $ (3)  $(91)
  State................................................    --     (2)     4
                                                         ----   ----   ----
     Subtotal..........................................    18     (5)   (87)
                                                         ----   ----   ----
Deferred:
  Federal..............................................   212    162    100
  State................................................    (2)    (1)     4
                                                         ----   ----   ----
     Subtotal..........................................   210    161    104
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $288   $191    $15
Tax effect of:
  Tax-exempt investment income.........................   (62)   (27)    (3)
  Prior year tax.......................................    (9)    (9)    (1)
  Foreign operations, net of foreign income tax........    12     --     --
  State tax, net of federal benefit....................    --      2      6
  Other, net...........................................    (1)    (1)    --
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2006      2005
                                                                 -------   -------
                                                                   (IN MILLIONS)
Deferred income tax assets:
  Benefit, reinsurance and other reserves......................  $ 2,238   $ 2,346
  Net unrealized investment losses.............................      171       224
  Capital loss carryforwards...................................      155        92
  Investments..................................................       63        --
  Operating lease reserves.....................................       13        13
  Net operating loss carryforwards.............................       10        --
  Employee benefits............................................        3         3
  Litigation-related...........................................        1        --
  Other........................................................       20        25
                                                                 -------   -------
                                                                   2,674     2,703
  Less: Valuation allowance....................................        4        --
                                                                 -------   -------
                                                                   2,670     2,703
                                                                 -------   -------
Deferred income tax liabilities:
  DAC and VOBA.................................................   (1,663)   (1,558)
  Investments..................................................       --       (25)
                                                                 -------   -------
                                                                  (1,663)   (1,583)
                                                                 -------   -------
Net deferred income tax asset..................................  $ 1,007   $ 1,120
                                                                 =======   =======



     At December 31, 2006, the Company has a net deferred income tax asset. If the Company determines that any of its deferred income tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based predominantly upon a review of the Company's anticipated future taxable income, but also including all other available evidence, both positive and negative, the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's management concluded that it is "more likely than not" that the net deferred income tax assets will be realized.

     Domestic net operating loss carryforwards amount to $15 million at December 31, 2006 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $35 million at December 31, 2006 with an expiration period of infinity. Capital loss carryforwards amount to $443 million at December 31, 2006 and will expire beginning in 2010.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2006, the Company recorded a $4 million deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company will file a consolidated tax return with its includable life insurance subsidiaries. Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Under the Tax Allocation Agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by the Tax Allocation Agreement.

12.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and yearly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2006.

     Macomber, et al. v. Travelers Property Casualty Corp., et al. (Conn. Super. Ct., Hartford, filed April 7, 1999). An amended putative class action complaint was filed against MLAC, Travelers Equity Sales, Inc. and certain former affiliates. The amended complaint alleges Travelers Property Casualty Corporation, a former MLAC affiliate, purchased structured settlement annuities from MLAC and spent less on the purchase of those structured settlement annuities than agreed with claimants, and that commissions paid to brokers for the structured settlement annuities, including an affiliate of MLAC, were paid in part to Travelers Property Casualty Corporation. On May 26, 2004, the Connecticut Superior Court certified a nationwide class action involving the following claims against MLAC: violation of the Connecticut Unfair Trade Practice Statute, unjust enrichment, and civil conspiracy. On June 15, 2004, the defendants appealed the class certification order. In March 2006, the Connecticut Supreme Court reversed the trial court's certification of a class. Plaintiff may seek to file another motion for class certification. Defendants have moved for summary judgment.

     A former registered representative of Tower Square Securities, Inc. ("Tower Square"), a broker-dealer subsidiary of MICC, is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to Tower Square and served Tower Square with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and NASD are also reviewing this matter. On April 18, 2006, the Connecticut Department of Banking issued a notice to Tower Square asking it to demonstrate its prior compliance with applicable Connecticut securities laws and regulations. In the context of the above, a number of NASD arbitration matters and litigation matters were commenced in 2005 and 2006 against Tower Square. It is reasonably possible that other actions will be brought regarding this matter. Tower Square intends to fully cooperate with the SEC, NASD and the Connecticut Department of Banking, as appropriate, with respect to the matters described above.

     Regulatory bodies have contacted the Company and have requested information relating to various regulatory issues regarding mutual funds and variable insurance products, including the marketing of such products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     In addition, the Company is a defendant or co-defendant in various other litigation matters in the normal course of business. These may include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. Further, state insurance regulatory authorities and other federal and state authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the Company's consolidated financial position or liquidity, but, if involving monetary liability, may be material to the Company's operating results for any particular period.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments...........   $ 9    $ 9
  Premium tax offsets currently available for paid assessments.....     1      2
                                                                      ---    ---
                                                                      $10    $11
                                                                      ===    ===
Liability:
  Insolvency assessments...........................................   $19    $19
                                                                      ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2006, 2005 and 2004.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                               RENTAL   GROSS RENTAL
                                                               INCOME     PAYMENTS
                                                               ------   ------------
                                                                   (IN MILLIONS)
2007.........................................................    $ 1         $15
2008.........................................................    $ 1         $15
2009.........................................................    $ 1         $ 8
2010.........................................................    $ 1         $ 6
2011.........................................................    $--         $ 6


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $616 million and $715 million at December 31, 2006 and 2005, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $665 million and $339 million at December 31, 2006 and 2005, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES

     The Company commits to lend funds under bank credit facilities. The amount of these unfunded commitments was $173 million at December 31, 2006. The Company did not have any unfunded commitments related to bank credit facilities at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMMITMENTS

     MICC is a member of the Federal Home Loan Bank of Boston ("FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston, which is included in equity securities on the Company's consolidated balance sheets. MICC has also entered into several funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgages, mortgage-backed securities, obligations of or guaranteed by the United States, state and municipal obligations and corporate debt, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The funding agreements and the related security agreement represented by this blanket lien provide that upon any event of default by MICC, the FHLB of Boston's recovery is limited to the amount of MICC's liability to the FHLB of Boston. The amount of the Company's liability for funding agreements with the FHLB of Boston was $926 million and $1.1 billion at December 31, 2006 and 2005, respectively, which is included in PABs.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII," formerly, Citicorp International Life Insurance Company, Ltd.), an affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII. This guarantee is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. The agreement was terminated as of December 31, 2004, but termination does not affect policies previously guaranteed. Life insurance coverage in-force under this guarantee was $444 million and $447 million at December 31, 2006 and 2005, respectively. The Company does not hold any collateral related to this guarantee.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations requiring payment of principal due in exchange for the referenced credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $54 million at December 31, 2006. The credit default swaps expire at various times during the next two years.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by Metropolitan Life. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees ("Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans is based on the employee population as of the valuation date at the beginning of the year. Pension expense of $8 million related to the Metropolitan Life plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2006. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MLIG. The par value of the common stock presented in the statement of stockholders' equity prior to the Acquisition Date has been adjusted to reflect the par value of MetLife Connecticut's shares issued to MLIG in exchange for MLI-USA's outstanding common stock. See Note 3.

  DIVIDEND RESTRICTIONS

     The table below sets forth the dividends permitted to be paid to MetLife without insurance regulatory approval and actual dividends paid to MetLife:

                                                                                         2007
                                                                                    -------------
                                                  2005              2006
                                                -------   -----------------------
                                                                    PERMITTED W/O   PERMITTED W/O
COMPANY                                         PAID(1)   PAID(1)    APPROVAL (2)    APPROVAL(3)
-------                                         -------   -------   -------------   -------------
                                                                  (IN MILLIONS)
MetLife Insurance Company of Connecticut......    $--       $917(4)      $--             $690



--------

   (1) Includes amounts paid including those requiring regulatory approval.

   (2) Reflects dividend amounts paid during the relevant year without prior regulatory approval.

   (3) Reflects dividend amounts that may be paid during 2007 without prior regulatory approval. If paid before a specified date during 2007, some or all of such dividend amounts may require regulatory approval.

   (4) Includes a return of capital of $259 million.

     Under Connecticut State Insurance Law, MetLife Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Connecticut through June 30, 2007 require prior approval of the Connecticut Commissioner.

  DIVIDEND RESTRICTIONS OF SUBSIDIARIES

     MLAC is regulated under Connecticut State Insurance Law as described above. As a result of the acquisition on July 1, 2005, under Connecticut State Insurance Law all dividend payments by MLAC through June 30, 2007 to the Company require prior approval of the Connecticut Commissioner. MLAC did not pay any dividends in 2006. Since MLAC's statutory unassigned funds surplus is negative, MLAC cannot pay any dividends without prior approval of the Commissioner.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the year ended December 31, 2006. Since MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner.

CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

     MLI-USA received a cash contribution of $300 million from MLIG during the year ended December 31, 2004.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company and its insurance subsidiaries each exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Insurance Department have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies in Connecticut and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Connecticut and each of its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company is the net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Connecticut, a Connecticut domiciled insurer, was $749 million, $1.0 billion and $975 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.1 billion and $4.0 billion at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLAC, a Connecticut domiciled insurer, was $107 million, ($97) million and ($211) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $740 million and $765 million at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was ($116) million, ($227) million and ($201) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $575 million and $555 million at December 31, 2006 and 2005, respectively.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2006, 2005 and 2004, in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                              ----------------------
                                                               2006     2005    2004
                                                              -----   -------   ----
                                                                   (IN MILLIONS)
Holding gains (losses) on investments arising during the
  year......................................................  $(434)  $(1,148)  $(37)
Income tax effect of holding gains (losses).................    147       402     14
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
     income.................................................    487       295      2
  Amortization of premiums and accretion of discounts
     associated with investments............................     60        96     21
  Income tax effect.........................................   (186)     (137)    (8)
Allocation of holding losses on investments relating to
  other policyholder amounts................................     42        71     10
Income tax effect of allocation of holding losses to other
  policyholder amounts......................................    (14)      (25)    (4)
                                                              -----   -------   ----
Net unrealized investment gains (losses)....................    102      (446)    (2)
                                                              -----   -------   ----
Foreign currency translation adjustment.....................     (2)        2     --
                                                              -----   -------   ----
     Other comprehensive income (loss)......................  $ 100   $  (444)  $ (2)
                                                              =====   =======   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                          ------------------------------
                                                           2006         2005        2004
                                                          ------   -------------   -----
                                                                   (IN MILLIONS)
Compensation............................................  $  211       $ 100       $  --
Commissions.............................................     712         931         237
Interest and debt issue costs...........................      31          25           2
Amortization of DAC and VOBA............................     488         288         115
Capitalization of DAC...................................    (721)       (886)       (281)
Rent, net of sublease income............................      11           7          --
Minority interest.......................................      26           1          --
Insurance tax...........................................      42          10           3
Other...................................................     373         202         103
                                                          ------       -----       -----
  Total other expenses..................................  $1,173       $ 678       $ 179
                                                          ======       =====       =====



16.  BUSINESS SEGMENT INFORMATION

     Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment. On the Acquisition Date, MetLife reorganized the Company's operations into two operating segments, Individual and Institutional, as well as Corporate & Other, so as to more closely align the acquired business with the manner in which MetLife manages its existing businesses. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage its capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2006 and 2005.

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006               INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
------------------------------------               ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   218      $    65       $    25    $    308
Universal life and investment-type product policy
  fees...........................................      1,244           24            --       1,268
Net investment income............................        985        1,449           405       2,839
Other revenues...................................        195           15             2         212
Net investment gains (losses)....................       (194)        (282)          (45)       (521)
Policyholder benefits and claims.................        315          450            27         792
Interest credited to policyholder account
  balances.......................................        669          647            --       1,316
Other expenses...................................      1,045           16           112       1,173
                                                     -------      -------       -------    --------
Income before provision for income tax...........        419          158           248         825
Provision for income tax.........................        145           55            28         228
                                                     -------      -------       -------    --------
Net income.......................................    $   274      $   103       $   220    $    597
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $76,897      $35,982       $11,208    $124,087
DAC and VOBA.....................................    $ 4,946      $   165       $    --    $  5,111
Goodwill.........................................    $   234      $   312       $   407    $    953
Separate account assets..........................    $47,566      $ 2,501       $    --    $ 50,067
Policyholder liabilities.........................    $24,429      $27,391       $ 4,446    $ 56,266
Separate account liabilities.....................    $47,566      $ 2,501       $    --    $ 50,067

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2005(1)            INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
---------------------------------------            ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   152      $   116       $    13    $    281
Universal life and investment-type product policy
  fees...........................................        845           17            --         862
Net investment income............................        530          712           196       1,438
Other revenues...................................        121           10             1         132
Net investment gains (losses)....................       (113)         (87)            2        (198)
Policyholder benefits and claims.................        224          324            22         570
Interest credited to policyholder account
  balances.......................................        417          303            --         720
Other expenses...................................        640           30             8         678
                                                     -------      -------       -------    --------
Income before provision for income tax...........        254          111           182         547
Provision for income tax.........................         53           38            65         156
                                                     -------      -------       -------    --------
Net income.......................................    $   201      $    73       $   117    $    391
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $71,385      $38,072       $11,791    $121,248
DAC and VOBA.....................................    $ 4,753      $   161       $    --    $  4,914
Goodwill.........................................    $   227      $   305       $   392    $    924
Separate account assets..........................    $41,347      $ 3,177       $    --    $ 44,524
Policyholder liabilities.........................    $24,855      $28,340       $ 4,282    $ 57,477
Separate account liabilities.....................    $41,347      $ 3,177       $    --    $ 44,524


--------

(1) Includes six months of results for MetLife Connecticut and its subsidiaries and twelve months of results for MLI-USA.

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2006, 2005 and 2004. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had $1 million of investment income and $1 million of investment expense related to discontinued operations resulting in no change to net investment income for the year ended December 31, 2006. The Company had no investment income or expense related to discontinued operations for the years ended December 31, 2005 and 2004.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying value of real estate related to discontinued operations was $7 million and $5 million at December 31, 2006 and 2005, respectively.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2006                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $47,846     $47,846
  Equity securities....................................              $   795     $   795
  Mortgage and consumer loans..........................              $ 3,595     $ 3,547
  Policy loans.........................................              $   918     $   918
  Short-term investments...............................              $   777     $   777
  Cash and cash equivalents............................              $   649     $   649
  Accrued investment income............................              $   597     $   597
  Mortgage loan commitments............................    $665      $    --     $     1
  Commitments to fund bank credit facilities...........    $173      $    --     $    --
Liabilities:
  Policyholder account balances........................              $29,780     $28,028
  Long-term debt -- affiliated.........................              $   435     $   425
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,155     $ 9,155



                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2005                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $52,589     $52,589
  Trading Securities...................................              $   452     $   452
  Equity securities....................................              $   421     $   421
  Mortgage and consumer loans..........................              $ 2,543     $ 2,553
  Policy loans.........................................              $   916     $   916
  Short-term investments...............................              $ 1,769     $ 1,769
  Cash and cash equivalents............................              $   571     $   571
  Accrued investment income............................              $   602     $   602
  Mortgage loan commitments............................    $339      $    --     $    (2)
Liabilities:
  Policyholder account balances........................              $32,877     $31,621
  Long-term debt -- affiliated.........................              $   435     $   443
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,737     $ 9,737

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.


  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND BANK CREDIT FACILITIES

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of PABs which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of PABs without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with Metropolitan Life who provides administrative, accounting, legal and similar services to the Company. Metropolitan Life charged the Company $167 million, $15 million and $14 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company entered into a Service Agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $154 million, $49 million and $43 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company has entered into various agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $190 million, $48 million and $52 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     In 2005, MLI-USA entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on MLI-USA's behalf, fixed rate insurance products through authorized retailers. MLI-USA agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged MLI-USA $65 million, included in other expenses, for the year ended December 31, 2006. MLI-USA did not incur any such expenses for the years ended December 31, 2005 and 2004.

     The Company had payables from affiliates of $9 million and $3 million at December 31, 2006 and 2005, respectively, excluding affiliated reinsurance balances discussed below.

  INVESTMENT TRANSACTIONS

     As of December 31, 2006 and 2005, the Company held $581 million and $346 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2006   2005   2004
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fair market value of assets transferred to affiliates........  $164   $ 79   $320
Amortized cost of assets transferred to affiliates...........  $164   $ 78   $324
Net investment gains (losses) recognized on transfers........  $ --   $  1   $ (4)
Fair market value of assets transferred from affiliates......  $ 89   $830   $ --

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REINSURANCE TRANSACTIONS

     As of December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policyholder benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million. A receivable at December 31, 2006 was held by the Company of $1.2 billion, related to premiums and other consideration which is expected to be paid by Texas Life during the first quarter of 2007.

     The Company also has reinsurance agreements with MetLife and certain of its subsidiaries, including Metropolitan Life, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina, Exeter Reassurance Company, Ltd., General American Life Insurance Company ("GALIC"), and Mitsui Sumitomo MetLife Insurance Co., Ltd. As of December 31, 2006, the Company had reinsurance related assets and liabilities from these agreements totaling $2.8 billion and $1.2 billion, respectively. Prior-year comparable assets and liabilities were $2.5 billion and $1.2 billion, respectively.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement GALIC transferred $797 million of liabilities and $411 million in assets to MLI-USA related to the policies in-force as of December 31, 2004. MLI-USA also paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

     The following tables reflect related party reinsurance information:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2006    2005   2004
                                                         ----   -----   ----
                                                            (IN MILLIONS)
Assumed premiums.......................................  $ 21   $  37    $--
Assumed fees, included in universal life and
  investment-type product policy fees..................    65     194     --
Assumed fees, included in net investment gains
  (losses).............................................    --       6     --
Assumed benefits, included in policyholder benefits and
  claims...............................................    11      32     --
Assumed benefits, included in interest credited to
  policyholder account balances........................    49      42     --
Assumed fees, included in other expenses...............    39     543     --
Assumed deferred acquisition costs, included in other
  expenses.............................................    19    (432)    --
                                                         ----   -----    ---
  Total assumed........................................  $204   $ 422    $--
                                                         ====   =====    ===
Ceded premiums.........................................  $ 21   $  12    $ 1
Ceded fees, included in universal life and investment-
  type product policy fees.............................   130      93     37
Ceded fees, included in other revenues.................    68      55     12
Ceded benefits, included in policyholder benefits and
  claims...............................................    86      92     19
Ceded fees, included in other expenses.................    64      97     --
Ceded deferred acquisition costs, included in other
  expenses.............................................    13      85     --
Ceded derivative gains (loss), included in net
  investment gains (losses)............................   (31)      5     --
                                                         ----   -----    ---
  Total ceded..........................................  $351   $ 439    $69
                                                         ====   =====    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2006     2005
                                                                  ------   ------
                                                                   (IN MILLIONS)
Reinsurance recoverables, included in premiums and other
  receivables...................................................  $2,359   $2,079
Reinsurance recoverables, included in other assets..............  $   89   $   88
Assumed (ceded) deferred acquisition costs, included in DAC.....  $  306   $  342
Assumed liabilities, included in other liabilities..............  $    8   $   24
Ceded balances payable, included in other liabilities...........  $   55   $  140
Derivative liabilities, included in policyholder account
  balances......................................................  $  (57)  $  (23)
Assumed liabilities, included in future policy benefits.........  $   26   $   23
Assumed liabilities, included in other policyholder funds.......  $1,182   $1,001


20.  SUBSEQUENT EVENT

     On March 27, 2007, the Company entered into a secured demand note with MetLife Securities, Inc. ("MSI") under which the Company agreed to fund MSI with up to $60 million of cash upon MSI's request. In connection with this agreement, the Company transferred securities with a fair value of $71 million to an MSI custody account to secure the note.

     On September 28, 2007, the Board of Directors declared a dividend of up to $690 million. On October 22, 2007, MICC paid a $690 million dividend, of which $404 million was a return of capital.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2006

                                  (IN MILLIONS)

                                                                                    AMOUNT AT
                                                     COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST(1)   FAIR VALUE    BALANCE SHEET
                                                -----------------   ----------   --------------
TYPE OF INVESTMENTS
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........       $ 5,455          $ 5,336        $ 5,336
     State and political subdivision
       securities.............................         1,062            1,030          1,030
     Foreign government securities............           533              573            573
     Public utilities.........................         2,274            2,233          2,233
     All other corporate bonds................        19,390           19,057         19,057
  Mortgage-backed and other asset-backed
     securities...............................        18,462           18,400         18,400
  Redeemable preferred stock..................         1,230            1,217          1,217
                                                     -------          -------        -------
     Total fixed maturity securities..........        48,406           47,846         47,846
                                                     -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....             1                1              1
     Industrial, miscellaneous and all other..           105              110            110
  Non-redeemable preferred stock..............           671              684            684
                                                     -------          -------        -------
     Total equity securities..................           777              795            795
                                                     -------          -------        -------
Mortgage and consumer loans...................         3,595                           3,595
Policy loans..................................           918                             918
Real estate and real estate joint ventures....           180                             180
Other limited partnership interests...........         1,082                           1,082
Short-term investments........................           777                             777
Other invested assets.........................         1,241                           1,241
                                                     -------                         -------
     Total investments........................       $56,976                         $56,434
                                                     =======                         =======



--------

   (1) Cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                           DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                                  2006      2005
                                                                -------   -------
CONDENSED BALANCE SHEETS
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $38,293 and $42,526,
     respectively)............................................  $37,794   $41,947
  Equity securities available-for-sale, at estimated fair
     value (cost: $703 and $418, respectively)................      719       415
  Mortgage and consumer loans.................................    2,822     1,837
  Policy loans................................................      825       843
  Real estate and real estate joint ventures held-for-
     investment...............................................      143        71
  Real estate held-for-sale...................................        7        --
  Other limited partnership interests.........................      884     1,106
  Short-term investments......................................      186     1,219
  Investment in subsidiaries..................................    3,499     3,187
  Other invested assets.......................................      893       698
                                                                -------   -------
     Total investments........................................   47,772    51,323
Cash and cash equivalents.....................................      291       331
Accrued investment income.....................................      473       474
Premiums and other receivables................................    6,128     4,706
Deferred policy acquisition costs and value of business
  acquired....................................................    1,849     1,924
Current income tax recoverable................................       --        56
Deferred income tax assets....................................    1,281     1,113
Goodwill......................................................      646       612
Other assets..................................................      129       102
Separate account assets.......................................   19,205    19,058
                                                                -------   -------
     Total assets.............................................  $77,774   $79,699
                                                                =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits......................................  $17,613   $16,337
  Policyholder account balances...............................   24,764    27,298
  Other policyholder funds....................................      213       219
  Current income taxes payable................................       46        --
  Payables for collateral under securities loaned and other
     transactions.............................................    8,152     8,620
  Other liabilities...........................................      366       734
  Separate account liabilities................................   19,205    19,058
                                                                -------   -------
     Total liabilities........................................   70,359    72,266
                                                                -------   -------
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2006 and 2005..................................       86        86
Additional paid-in capital....................................    7,123     7,180
Retained earnings.............................................      520       581
Accumulated other comprehensive income (loss).................     (314)     (414)
                                                                -------   -------
     Total stockholders' equity...............................    7,415     7,433
                                                                -------   -------
     Total liabilities and stockholders' equity...............  $77,774   $79,699
                                                                =======   =======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                               --------------------
                                                                2006          2005
                                                               ------        ------
CONDENSED STATEMENTS OF INCOME
REVENUES
Premiums.....................................................  $  176        $  206
Universal life and investment-type product policy fees.......     381           185
Net investment income........................................   2,167         1,044
Equity in earnings of subsidiaries...........................     277           225
Other revenues...............................................      42            32
Net investment gains (losses)................................    (397)         (159)
                                                               ------        ------
  Total revenues.............................................   2,646         1,533
                                                               ------        ------
EXPENSES
Policyholder benefits and claims.............................     599           433
Interest credited to policyholder account balances...........     926           429
Other expenses...............................................     388           195
                                                               ------        ------
  Total expenses.............................................   1,913         1,057
                                                               ------        ------
Income before provision for income tax.......................     733           476
Provision for income tax.....................................     136            85
                                                               ------        ------
Net income...................................................  $  597        $  391
                                                               ======        ======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                       31,
                                                             -----------------------
                                                               2006           2005
                                                             --------       --------
CONDENSED STATEMENT OF CASH FLOWS
Net cash provided by operating activities..................  $    899       $  2,000
                                                             --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities.............................    22,406         18,453
     Equity securities.....................................       218            181
     Mortgage and consumer loans...........................       878            687
     Real estate and real estate joint ventures............       127             44
     Other limited partnership interests...................       537            152
  Purchases of:
     Fixed maturity securities.............................   (19,021)       (26,517)
     Equity securities.....................................       (62)            --
     Mortgage and consumer loans...........................    (1,870)          (460)
     Real estate and real estate joint ventures............       (53)            --
     Other limited partnership interests...................      (295)          (233)
  Net change in policy loans...............................        18              5
  Net change in short-term investments.....................     1,033            633
  Net change in other invested assets......................      (129)          (728)
  Other, net...............................................        (1)            17
                                                             --------       --------
Net cash provided by (used in) investing activities........  $  3,786       $ (7,766)
                                                             --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..............................................  $  1,633       $  7,075
     Withdrawals...........................................    (4,936)        (8,682)
  Net change in payables for collateral under securities
     loaned and other transactions.........................      (468)         7,458
  Dividends on common stock................................      (917)            --
  Other, net...............................................       (37)           (61)
                                                             --------       --------
Net cash (used in) provided by financing activities........    (4,725)         5,790
                                                             --------       --------
Change in cash and cash equivalents........................       (40)            24
Cash and cash equivalents, beginning of period.............       331            307
                                                             --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................  $    291       $    331
                                                             ========       ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Income tax............................................  $     88       $     51
                                                             ========       ========
  Non-cash transactions during the period:
     Contribution of other intangible assets, net of income
       tax.................................................  $    162       $     --
     Contribution of goodwill from MetLife, Inc. ..........  $     32       $     --
                                                             ========       ========


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

             NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.  SUMMARY OF ACCOUNTING POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC," formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 of the consolidated financial statements for further information on the Acquisition.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, financial information of the registrant has been provided for periods subsequent to the Acquisition Date only.

  BASIS OF PRESENTATION

     The condensed financial information of MetLife Connecticut should be read in conjunction with the Consolidated Financial Statements of MICC and the notes thereto (the "Consolidated Financial Statements"). These condensed nonconsolidated financial statements reflect the results of operations, financial condition and cash flows for MetLife Connecticut. Investments in subsidiaries are accounted for using the equity method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The condensed statement of income and statement of cash flows for the year ended December 31, 2005 included herein reflect the full year of operating results for MLI-USA in equity in earnings of subsidiaries.

     MetLife Connecticut's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") except as stated above which requires management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ materially from these estimates.

     For information on the following, refer to the indicated Notes to the Consolidated Financial Statements of MICC:

     - Business, Basis of Presentation and Summary of Significant Accounting Policies (Note 1)

     - Acquisition of MetLife Insurance Company of Connecticut by MetLife, Inc. from Citigroup Inc. (Note 2)

     - Contingencies, Commitments and Guarantees (Note 12)

     - Equity (Note 14)

2.  SUPPORT AGREEMENT

     MetLife Connecticut entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Europe Limited, an Irish company ("MetLife Europe"), in connection with MetLife Europe's formation. Under the agreement, MetLife Connecticut has agreed, without limitation as to amount, to cause MetLife Europe to have a minimum capital and surplus of the greater of EUR 14 million or an amount sufficient to provide solvency cover equal to 200% of the minimum solvency cover required by applicable law and regulation, as interpreted by the Irish Financial Services Regulatory Authority or any successor body, during MetLife Europe's first three years of operation and 150% thereafter, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2006, the capital and surplus of MetLife Europe was in excess of the minimum capital and surplus amount referenced above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                     AS OF DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                              DAC       FUTURE POLICY     POLICYHOLDER
                                              AND    BENEFITS AND OTHER      ACCOUNT      UNEARNED
SEGMENT                                      VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE(1)
-------                                     ------   ------------------   ------------   ----------
2006
Individual................................  $4,946         $ 3,769           $20,660        $260
Institutional.............................     165          12,895            14,496           3
Corporate & Other.........................      --           4,503               (57)         --
                                            ------         -------           -------        ----
                                            $5,111         $21,167           $35,099        $263
                                            ======         =======           =======        ====
2005
Individual................................  $4,753         $ 3,452           $21,403        $141
Institutional.............................     161          11,880            16,460           1
Corporate & Other.........................      --           4,305               (23)         --
                                            ------         -------           -------        ----
                                            $4,914         $19,637           $37,840        $142
                                            ======         =======           =======        ====
2004(2)...................................  $  678         $   149           $ 4,591        $  6
                                            ======         =======           =======        ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

   (2) Prior to the Acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                               PREMIUM                 POLICYHOLDER   AMORTIZATION OF
                               REVENUE        NET      BENEFITS AND     DAC AND VOBA       OTHER          PREMIUMS
                             AND POLICY   INVESTMENT     INTEREST        CHARGED TO      OPERATING         WRITTEN
SEGMENT                        CHARGES      INCOME       CREDITED      OTHER EXPENSES   EXPENSES(1)   (EXCLUDING LIFE)
-------                      ----------   ----------   ------------   ---------------   -----------   ----------------
2006
Individual.................    $1,462       $  985        $  984            $481            $564             $--
Institutional..............        89        1,449         1,097               6              10               9
Corporate & Other..........        25          405            27               1             111              25
                               ------       ------        ------            ----            ----             ---
                               $1,576       $2,839        $2,108            $488            $685             $34
                               ======       ======        ======            ====            ====             ===
2005(2)
Individual.................    $  997       $  530        $  641            $287            $353             $--
Institutional..............       133          712           627               1              29               9
Corporate & Other..........        13          196            22              --               8              13
                               ------       ------        ------            ----            ----             ---
                               $1,143       $1,438        $1,290            $288            $390             $22
                               ======       ======        ======            ====            ====             ===
2004(3)....................    $  168       $  207        $  171            $115            $ 64             $--
                               ======       ======        ======            ====            ====             ===



--------

   (1) Includes other expenses excluding amortization of deferred acquisition costs and value of business acquired charged to other expenses.

   (2) Includes six months of results for MetLife Connecticut and twelve months of results for MLI-USA.

   (3) Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                                                                 % AMOUNT
                                                                                  ASSUMED
                                GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   --------   -------   ----------   --------
2006
Life insurance in force.......    $153,390     $119,281   $14,374     $48,483      29.6%
                                  ========     ========   =======     =======
Insurance premium
Life insurance................    $    323     $     72   $    21     $   272       7.7%
Accident and health...........         276          240        --          36        --%
                                  --------     --------   -------     -------
  Total insurance premium.....    $    599     $    312   $    21     $   308       6.8%
                                  ========     ========   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   -------   -------   ----------   --------
2005
Life insurance in force.......    $126,362     $93,686   $16,921     $49,597      34.1%
                                  ========     =======   =======     =======
Insurance premium
Life insurance................    $    269     $    45   $    38     $   262      14.5%
Accident and health...........         144         125        --          19        --%
                                  --------     -------   -------     -------
  Total insurance premium.....    $    413     $   170   $    38     $   281      13.5%
                                  ========     =======   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                 GROSS AMOUNT    CEDED   ASSUMED   NET AMOUNT    TO NET
                                 ------------   ------   -------   ----------   --------
2004
Life insurance in force........     $4,310      $2,759     $--       $1,551        --%
                                    ======      ======     ===       ======
Insurance premium
Life insurance.................     $   13      $    4     $--       $    9        --%
                                    ------      ------     ---       ------
  Total insurance premium......     $   13      $    4     $--       $    9        --%
                                    ======      ======     ===       ======



     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

                                 METLIFE ACCESS
                              METLIFE ACCESS SELECT

                       STATEMENT OF ADDITIONAL INFORMATION

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415
MLAC-Book-13-14                                          December 7, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

     (1)  Statement of Assets and Liabilities as of December 31, 2006

     (2)  Statement of Operations for the year ended December 31, 2006

     (3) Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:

     (1)  Consolidated Balance Sheets as of December 31, 2006 and 2005

     (2) Consolidated Statements of Income for the years ended December 31, 2006, December 31, 2005 and 2004

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2006, 2005 and 2004

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2006, 2005 and 2004

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1.        Resolution of The Travelers Life and Annuity Company Board of
          Directors authorizing the establishment of the Registrant.
          (Incorporated herein by reference to Exhibit 1 to the Registrant's
          Registration Statement on Form N-4, filed December 22, 1995.)

1(b).     Resolution of Board of Directors of MetLife Insurance Company of
          Connecticut (including Agreement and Plan of Merger). (filed herewith)

2.        Not Applicable.

3(a).     Distribution and Principal Underwriting Agreement among the
          Registrant, The Travelers Life and Annuity Company and Travelers
          Distribution LLC (Incorporated herein by reference to Exhibit 3(a) to The Travelers Separate Account Six for Variable Annuities'
          Registration Statement on Form N-4, File No. 333-58809, filed
          February 26, 2001.)

3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD for Variable Annuities' Registration Statement on Form N-4, File
          No. 033-65343, filed April 6, 2006.)

3(c).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
          (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
          Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities'
          Registration Statement on Form N-4, File Nos. 033-65339/811-07463, filed April 6, 2007.)

3(d) Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD II for Variable Annuities' Registration
          Statement on Form N-4, File Nos. 033-65339/811-07463, filed April 6,
          2007.)

4(a). Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, File Nos.
          033-65339/811-07463, filed June 17, 1996.)

4(b). Company Name Change Endorsement. (Incorporated herein by reference to Exhibit 4(c) to Post-effective Amendment No. 14 to the
          Registration Statement on Form N-4, File No. 033-65339, filed on
          April 7, 2006.)

4(c).     Merger Endorsement (6-E48-07) (December 7, 2007). (filed herewith)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
5.        Form of Variable Annuity Application.  (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities' Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 3 (a) (i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar on April 18, 1995.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 3 (b) (i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar on April 18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
          14 to The Travelers Fund ABD for Variable Annuities' Registration
          Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(d).     Certificate of Correction of MetLife Insurance Company of
          Connecticut. (Incorporated herein by reference to Exhibit 6(d) to Post-Effective Amendment No. 11 to MetLife of CT Separate Account
          Nine for Variable Annuities' Registration Statement on Form N-4, File
          Nos. 333-65926/811-09411, filed on October 31, 2007.)

7.        Specimen Reinsurance Agreement. (Incorporated herein by reference to
          Exhibit 7 to Post-Effective Amendment No. 2 to The Travelers Fund ABD
          III for Variable Annuities' Registration Statement on Form N-4, File
          No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to TIC Separate
          Account Eleven for Variable Annuities' Registration Statement on Form
          N-4, File No. 333-101778, filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut (effective August 31, 2007).
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to MetLife of CT Separate Account Nine for Variable
          Annuities' Registration Statement on Form N-4, File Nos. 333-
          65926/811-09411, filed on October 31, 2007.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met
          Investors Advisory, LLC, MetLife Investors Distribution Company, The
          Travelers Insurance Company and The Travelers Life and Annuity
          Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities' Registration Statement on
          Form N-4, File No. 033-65343, filed April 5, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered.
          (filed herewith)

10.       Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. (filed herewith)

11.       Not applicable.

12.       Not applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
          Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, and Marie C.
          Swift to act as signatory for Michael K. Farrell, William J.
          Mullaney, Lisa M. Weber, Stanley J. Talbi, and Joseph J. Prochaska,
          Jr. (filed herewith)

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF SEPTEMBER 30, 2007

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2007. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    Entrecap Real Estate II, LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by Entrecap Real Estate II, LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            a)    PREFCO Vingt LLC (CT)

            b) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by Entrecap Real Estate II, LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99905% is owned by MetLife International Holdings, Inc. and 0.00095% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 74.5485235740% is owned by MetLife International Holdings, Inc. and 25.451476126% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      18. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      19. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      20. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      21.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)

            c)    MetLife Fubon Limited (Japan)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.   Thorngate, LLC (DE)

      7.   Alternative Fuel I, LLC (DE)

      8.   Transmountain Land & Livestock Company (MT)

      9.   MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        20.   Bond Trust Account A (MA)

        21.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 9% General Partnership interest is held by Metropolitan Asset Management Corporation and 90% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 78.5% Limited Partnership interest is held by Metropolitan Life Insurance Company and 20.5% Limited Partnership interest is held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

            e) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      22.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      23.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52.8% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (e)   RGA Life Reinsurance Company of Canada (Canada)

                        (f)   RGA International Corporation (Nova Scotia/Canada)

                        (g)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (h)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (i)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (j) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (k)   RGA Technology Partners, Inc. (MO)

                        (l)   RGA International Reinsurance Company (Ireland)

                        (m)   RGA Capital Trust I (DE)

                              (i)   RGA Global Reinsurance Company, Ltd.
                                    (Bermuda)

      24.   Corporate Real Estate Holdings, LLC (DE)

      25. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      26.   MetLife Tower Resources Group, Inc. (DE)

      27.   Headland - Pacific Palisades, LLC (CA)

      28. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      29.   Krisman, Inc. (MO)

      30.   Special Multi-Asset Receivables Trust (DE)

      31.   White Oak Royalty Company (OK)

      32.   500 Grant Street GP LLC (DE)

      33. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      34.   MetLife Canada/MetVie Canada (Canada)

      35.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

            b)   MetLife Investment Funds Management LLC (NJ)

            c)   MetLife Associates LLC (DE)

      36.   Euro CL Investments LLC (DE)

      37.   MEX DF Properties, LLC (DE)

      38. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      39.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      40.   Housing Fund Manager, LLC (DE)

      41. MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC.

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT) 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party.

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    Metropolitan Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      21.   Tribeca Distressed Securities L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

      23.   MetLife Property Ventures Canada ULC (Canada)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    MetLife Investment Advisors Company, LLC (DE)

AA.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

BB.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)

CC.   Soap Acquisition Corporation (NY)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of October 31, 2007, there were 238 qualified contracts and 239 non-qualified contracts of MetLife Access; and there were 180 qualified contracts and 1,312 non-qualified contracts of MetLife Access Select offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Fund U for Variable Annuities

MetLife of CT  Fund BD for Variable Annuities

MetLife of CT  Fund BD II for Variable Annuities

MetLife of CT  Fund BD III for Variable Annuities

MetLife of CT  Fund BD IV for Variable Annuities

MetLife of CT  Fund ABD for Variable Annuities

MetLife of CT  Fund ABD II for Variable Annuities

MetLife of CT  Separate Account PF for Variable Annuities

MetLife of CT  Separate Account PF II for Variable Annuities

MetLife of CT  Separate Account QP for Variable Annuities

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Separate Account TM for Variable Annuities

MetLife of CT  Separate Account TM II for Variable Annuities

MetLife of CT  Separate Account Five for Variable Annuities

MetLife of CT  Separate Account Six for Variable Annuities

MetLife of CT  Separate Account Seven for Variable Annuities

MetLife of CT  Separate Account Eight for Variable Annuities

MetLife of CT  Separate Account Nine for Variable Annuities

MetLife of CT  Separate Account Ten for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL II for Variable Life Insurance

MetLife of CT  Fund UL III for Variable Life Insurance

MetLife of CT  Variable Life Insurance Separate Account One

MetLife of CT  Variable Life Insurance Separate Account Two

MetLife of CT  Variable Life Insurance Separate Account Three

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

MetLife of CT  Separate Account Eleven for Variable Annuities

MetLife of CT  Separate Account Twelve for Variable Annuities

MetLife of CT  Separate Account Thirteen for Variable Annuities

MetLife of CT  Separate Account Fourteen for Variable Annuities

MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002

MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Edward C. Wilson             Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors Distribution Company.....    $62,664,479           $0               $0               $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     (1)
     One Cityplace
     Hartford, Connecticut 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 7th day of December 2007.

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)
                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 7th day of December 2007.


          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)

                                        By:     /s/ JOHN E. CONNOLLY, JR.
                                            ------------------------------------
                                            John E. Connolly, Jr., Attorney-in-
                                                            Fact
* MetLife Insurance Company of Connecticut. Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

1(b)   Resolution of Board of Directors of MetLife Insurance Company of
       Connecticut

4(c)   Merger Endorsement

9      Opinion of Counsel

10     Consent of Deloitte & Touche LLP, Independent Registered Public
       Accounting Firm

13     Powers of Attorney